Exhibit 99.1

CDN.$275,000,000 CREDIT FACILITIES

AMENDED AND RESTATED CREDIT AGREEMENT

BETWEEN

GREENFIRE RESOURCES LTD.
as Borrower

AND

THE FINANCIAL INSTITUTIONS AND OTHER PERSONS PARTY
HERETO IN THEIR CAPACITIES AS LENDERS
as Lenders

AND

BANK OF MONTREAL
as Agent of the Lenders

MADE AS OF DECEMBER 19, 2025

BMO Capital Markets, National Bank Capital Markets, ATB Capital Markets, The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, RBC Capital Markets and TD Securities
as Co-Lead Arrangers and Joint Bookrunners

Bank of Montreal
as Agent

Article 1 – INTERPRETATION		2

1.1	Definitions	2

1.2	Headings; Articles and Sections; Table of Contents	50

1.3	Number; persons; including; successors; in writing	50

1.4	Accounting Principles	50

1.5	References to Agreements and Enactments	51

1.6	Per Annum Calculations	51

1.7	Currency References in Determination of Debt to EBITDA Ratio and Thresholds	51

1.8	Schedules	51

1.9	Amendment and Restatement	52

1.10	Changes in Abandonment and Reclamation Laws	53

1.11	Interest Rates; Benchmark Notification	53

Article 2 – THE CREDIT FACILITIES		54

2.1	The Credit Facilities	54

2.2	Types of Availments; Overdraft Loans	54

2.3	Purpose	55

2.4	Availability and Nature of the Credit Facilities	55

2.5	Minimum Drawdowns	55

2.6	Notice Periods for Drawdowns, Conversions and Rollovers	56

2.7	Conversion Option	56

2.8	SOFR Loan Rollovers; CORRA Loan Rollovers; Selection of Interest Periods	56

2.9	Rollovers and Conversions not Repayments	57

2.10	Agent’s Obligations with Respect to Canadian Prime Rate Loans, CORRA Loans, U.S. Base Rate Loans and SOFR Loans under the Syndicated Facility	57

2.11	Lenders’ and Agent’s Obligations with Respect to Loans Under the Syndicated Facility	57

2.12	Irrevocability	57

2.13	Optional Cancellation or Reduction of Credit Facilities	57

2.14	Optional Repayment of Credit Facilities	58

2.15	Mandatory Repayment of Credit Facilities	58

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2.16	Additional Repayment Terms	58

2.17	Currency Excess	59

2.18	Hedging with Lenders and Hedging Affiliates	60

2.19	Extension of Syndicated Facility Maturity Date	60

2.20	Extension of Operating Facility Maturity Date	61

2.21	Replacement of Lenders	62

2.22	Determinations of the Borrowing Base; Removal of Certain Lenders	63

Article 3 – CONDITIONS PRECEDENT		65

3.1	Conditions Precedent for all Drawdowns	65

3.2	Conditions Precedent to Amendment and Restatement	65

3.3	Waiver	66

Article 4 – EVIDENCE OF DRAWDOWNS		67

4.1	Accounts and Records	67

Article 5 – PAYMENTS OF INTEREST AND FEES		67

5.1	Interest on Canadian Prime Rate Loans	67

5.2	Interest on U.S. Base Rate Loans	67

5.3	Interest on SOFR Loans	67

5.4	Interest on CORRA Loans	68

5.5	Interest Act (Canada); Conversion of 360 Day Rates	68

5.6	Nominal Rates; No Deemed Reinvestment	68

5.7	Standby Fees	68

5.8	Agent’s Fees	69

5.9	Interest on Overdue Amounts	69

5.10	Waiver	69

5.11	Maximum Rate Permitted by Law	69

Article 6 – LETTERS OF CREDIT		70

6.1	Availability	70

6.2	Currency, Type, Form and Expiry	70

6.3	No Conversion	70

6.4	Records	70

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6.5	Reimbursement or Conversion on Presentation	70

6.6	Fees and Expenses	71

6.7	Additional Provisions	71

6.8	Certain Information and Notices to the Agent with Respect to Letters of Credit	74

Article 7 – PLACE AND APPLICATION OF PAYMENTS		74

7.1	Place of Payment of Principal, Interest and Fees; Payments to Agent	74

7.2	Designated Accounts of the Lenders	74

7.3	Funds	74

7.4	Application of Payments	75

7.5	Payments Clear of Taxes; FATCA	75

7.6	Set-Off and Account Debiting in Respect of Operating Facility	77

7.7	Margin Changes; Adjustments for Margin Changes	77

Article 8 – REPRESENTATIONS AND WARRANTIES		77

8.1	Representations and Warranties	77

8.2	Deemed Repetition	83

8.3	Other Documents	83

8.4	Effective Time of Repetition	83

8.5	Nature of Representations and Warranties	83

Article 9 – GENERAL COVENANTS		84

9.1	Affirmative Covenants of the Borrower	84

9.2	Negative Covenants of the Borrower	91

9.3	Agent May Perform Covenants	95

Article 10 – SECURITY		95

10.1	Security on all Assets other than Excluded Assets	95

10.2	Registration and Fixed Charge Security	96

10.3	Forms	96

10.4	Continuing Security	97

10.5	Dealing with Security	97

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10.6	Effectiveness	97

10.7	Release and Discharge of Security	97

10.8	Transfer of Security	98

10.9	Hedging Affiliates and Cash Managers	98

10.10	Security for Hedging with Former Lenders	98

10.11	Acknowledgement Regarding Any Supported QFCs	98

Article 11 – EVENTS OF DEFAULT AND ACCELERATION		99

11.1	Events of Default	99

11.2	Acceleration	103

11.3	Conversion on Default	103

11.4	Remedies Cumulative and Waivers	103

11.5	Termination of Lenders’ Obligations	103

11.6	Acceleration of All Lender Obligations	104

11.7	Application and Sharing of Payments Following Acceleration	104

11.8	Calculations as at the Adjustment Time	104

11.9	Sharing Repayments	104

11.10	Adjustments Among Lenders	105

Article 12 – CHANGE OF CIRCUMSTANCES		105

12.1	Benchmark Replacement Settings	105

12.2	Change in Law	106

12.3	Prepayment of Portion	108

12.4	Illegality	108

12.5	Temporary Market Disruption	109

12.6	Disruption Events	110

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Article 13 – COSTS, EXPENSES AND INDEMNIFICATION		111

13.1	Costs and Expenses	111

13.2	General Indemnity	111

13.3	Environmental Indemnity	112

13.4	Judgment Currency	112

13.5	Limits on Liability of Indemnified Parties	113

Article 14 – THE AGENT AND ADMINISTRATION OF THE CREDIT FACILITies		113

14.1	Authorization and Action	113

14.2	Procedure for Making Loans under the Credit Facilities	114

14.3	Remittance of Payments	115

14.4	Redistribution of Payment	115

14.5	Duties and Obligations	116

14.6	Prompt Notice to the Lenders	117

14.7	Agent’s and Lenders’ Authorities	117

14.8	Lender Credit Decision	117

14.9	Indemnification of Agent	117

14.10	Successor Agent	118

14.11	Taking and Enforcement of Remedies	118

14.12	Reliance Upon Agent	119

14.13	No Liability of Agent	119

14.14	The Agent and Defaulting Lenders	119

14.15	Erroneous Payments by the Agent	120

14.16	Article for Benefit of Agent and Lenders	122

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Article 15 – GENERAL		123

15.1	Exchange and Confidentiality of Information	123

15.2	Nature of Obligations under this Agreement; Defaulting Lenders	124

15.3	Notices	125

15.4	Governing Law	126

15.5	Benefit of the Agreement	126

15.6	Assignment	126

15.7	Participations	126

15.8	Severability	127

15.9	Whole Agreement	127

15.10	Amendments and Waivers	127

15.11	Sanctioned Lender Amendments	128

15.12	Further Assurances	129

15.13	Attornment	129

15.14	Time of the Essence	129

15.15	Waiver of Jury Trial	129

15.16	Electronic Communications	130

15.17	Platform	130

15.18	Anti-Money Laundering/Know Your Customer Laws	130

15.19	No Fiduciary Duty	131

15.20	Credit Agreement Governs	131

15.21	Acknowledgement and Consent to Bail-In of Affected Financial Institutions	132

15.22	Counterparts; Electronic Execution	132

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AMENDED AND RESTATED CREDIT AGREEMENT

THIS AGREEMENT is made as of December 19, 2025

B E T W E E N:

GREENFIRE RESOURCES LTD., a corporation subsisting under the laws of the Province of Alberta (hereinafter referred to as the “Borrower”),

OF THE FIRST PART,

- and -

THE FINANCIAL INSTITUTIONS AND OTHER PERSONS PARTY HERETO IN THEIR CAPACITIES AS LENDERS, together with such other persons as become parties hereto as lenders (hereinafter sometimes collectively referred to as the “Lenders” and sometimes individually referred to as a “Lender”),

OF THE SECOND PART,

- and -

BANK OF MONTREAL, as agent of the Lenders hereunder (hereinafter referred to as the “Agent”),

OF THE THIRD PART.

WHEREAS the Lenders have agreed to provide the Credit Facilities to the Borrower on the terms and conditions herein set forth;

AND WHEREAS the Lenders wish the Agent to act on their behalf with regard to certain matters associated with the Credit Facilities;

AND WHEREAS the Borrower, the Agent, certain of the Lenders and the Withdrawing Lender are parties to the Existing Credit Agreement and, immediately prior to the effectiveness of the Credit Agreement, the Withdrawing Lender ceased to be a Lender under and as defined in the Existing Credit Agreement;

AND WHEREAS the parties hereto have agreed to amend and restate the Existing Credit Agreement on the terms and conditions herein set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

Article 1 – INTERPRETATION

1.1	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

“Abandonment and Reclamation Report” means a report pertaining to the ARO Liabilities of the Borrower and its Subsidiaries, segmented and in sufficient detail as requested by the Agent, acting reasonably, and which shall include:

(a)	the total number of such wells, categorized between active (producing) and inactive (non-producing) wells, and in each case, segregated between (i) operated and non-operated wells and (ii) gross and net wells;

(b)	ARO Liabilities related to all such wells, segregated between (i) active and inactive wells, (ii) operated and non-operated wells and (iii) gross and net wells;

(c)	ARO Liabilities related to active facilities and pipelines, inactive facilities and pipelines and sites requiring reclamation only;

(d)	an ARO Liabilities model/workbook prepared by the Borrower which reconciles the balance sheet provision for ARO Liabilities in respect of the most recently completed fiscal quarter or fiscal year, as the case may be, of the Borrower to the reporting of ARO Liabilities reported pursuant to subparagraphs (b) and (c) above;

(e)	a list of third-party operators for non-operated wells, facilities and pipelines of the Borrower and its Subsidiaries (including gross number of wells, facilities and pipelines operated by each of them), but excluding any operators operating wells or pipelines comprising less than [Redacted – percentage] of total net wells or [Redacted – percentage] of pipelines, of the Borrower and its Subsidiaries, respectively;

(f)	the ARO Spending Requirements then applicable to the Borrower and its Subsidiaries; and

(g)	a decommissioning budget and schedule of the Borrower and its Subsidiaries.

“Acceleration” has the meaning set out in Section 11.10(1).

“Acceleration Notice” means a written notice delivered by the Agent to the Borrower pursuant to Section 11.2 declaring all Obligations of the Borrower outstanding hereunder to be due and payable.

“Additional Compensation” has the meaning set out in Section 12.2(1).

“Adjusted Daily Compounded CORRA” means, for purposes of any calculation, the rate per annum equal to (a) Daily Compounded CORRA for such calculation plus (b) the Daily Compounded CORRA Adjustment; provided that, if Adjusted Daily Compounded CORRA as so determined for any day shall be less than the Floor, then Adjusted Daily Compounded CORRA shall be deemed to be the Floor for such day.

“Adjusted Daily Simple SOFR” means, for any day, an interest rate per annum equal to (a) Daily Simple SOFR for such day plus (b) the Daily Simple SOFR Adjustment provided that, if Adjusted Daily Simple SOFR as so determined above for any day shall be less than the Floor, such rate shall be deemed to be the Floor for such day.

“Adjusted Term CORRA” means, for purposes of any calculation, the rate per annum equal to (a) Term CORRA for such calculation plus (b) the Term CORRA Adjustment; provided that, if Adjusted Term CORRA as so determined for any day shall be less than the Floor, then Adjusted Term CORRA shall be deemed to be the Floor for such day.

“Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided that, if Adjusted Term SOFR as so determined above for any day shall be less than the Floor, such rate shall be deemed to be the Floor for such day.

“Adjustment Time” means the time of occurrence of the last event necessary (including the delivery of a Demand for Payment) to ensure that all Secured Obligations are thereafter due and payable.

“Advance” means an advance of funds made by the Lenders or by any one or more of them to the Borrower (including by way of overdraft under the Operating Facility), but does not include any Conversion or Rollover.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affected Loan” has the meaning set out in Section 12.3.

“Affected Party” has the meaning set out in the definition of “Disruption Event”.

“Affiliate” means any person which, directly or indirectly, controls, is controlled by or is under common control with another person; and, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” or “under common control with”) means the power to direct or cause the direction of the management and policies of any person, whether through the ownership of shares or other economic interests, the holding of voting rights or contractual rights or otherwise.

“Agency Fee Agreement” means the engagement and arrangement agreement dated as of October 30, 2025 between the Borrower and the Agent respecting the payment of certain fees and other amounts to the Agent for its own account.

“Agent Parties” has the meaning set out in Section 15.17.

“Agent’s Accounts” means the following accounts maintained by the Agent to which payments and transfers under this Agreement are to be effected:

(a)	for Canadian Dollars:

[Redacted – account info]

(b)	for United States Dollars:

[Redacted – account info]

or such other account or accounts as the Agent may from time to time designate by written notice to the Borrower and the Lenders.

“Aggregate Individual Commitment” means, in respect of each Lender as at any relevant date of determination, an amount equal to the aggregate Commitments of such Lender under the Credit Facilities.

“Agreement” means this amended and restated credit agreement, as the same may be further amended, modified, supplemented or restated from time to time in accordance with the provisions hereof.

“AML/KYC Legislation” has the meaning set out in Section 15.18.

“Anti-Corruption Laws” means all laws concerning or relating to bribery or public corruption, including the Corruption of Foreign Public Officials Act (Canada), the UK Bribery Act, the FCPA and any similar laws currently in force or hereafter enacted (and including any regulations, rules, guidelines or orders thereunder) and, in any case, which are applicable to the Borrower, any Subsidiary, any Lender or Affiliate thereof, or the Agent.

“Anti-Money Laundering/ Anti-Terrorist Financing Laws” means all laws concerning or relating to money laundering or terrorist financing, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the United Nations Act (Canada), the Criminal Code (Canada), the Bank Secrecy Act, 31 USC sections 5301 et seq., the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. 107-56 (a/k/a the USA Patriot Act), Laundering of Monetary Instruments, 18 USC section 1956, Engaging in Monetary Transactions in Property Derived from Specified Unlawful Activity, 18 USC section 1957, the Financial Recordkeeping and Reporting of Currency and Foreign Transactions Regulations, 31 CFR Chapter X (Parts 1000 et. seq.) and any similar laws currently in force or hereafter enacted (and including any regulations, rules, guidelines or orders thereunder) and, in any case, which are applicable to the Borrower, any Subsidiary, any Lender or Affiliate thereof, or the Agent.

“Applicable Laws” or “applicable law” means, in relation to any person, transaction or event:

(a)	all applicable provisions of laws, statutes, rules and regulations from time to time in effect of any Governmental Authority; and

(b)	all Governmental Authorizations to which the person is a party or by which it or its property is bound or having application to the transaction or event.

“Applicable Pricing Rate”, as regards any Loan or the standby fees payable in accordance with Section 5.7, means, subject to the provisos to this definition set forth below, when the Debt to EBITDA Ratio (calculated as at the Quarter End for the most recently completed calendar quarter and for the 12 months ended on such date) is one of the following, the percentage rate per annum in the level set forth opposite such ratio in the row and column applicable to the type of Loan in question or such standby fee:

[Redacted – pricing grid]

provided that:

(a)	the above rates per annum applicable to SOFR Loans are expressed on the basis of a year of 360 days and the above rates per annum applicable to all other Loans are expressed on the basis of a year of 365 days;

(b)	issuance fees for Non-Financial LCs shall be 66⅔% of the rate specified above for Letters of Credit; provided that, if any such Non-Financial LC is determined by OSFI or any other applicable Governmental Authority having jurisdiction to not be a Non-Financial LC after the issuance thereof, the foregoing rate for such Non-Financial LC shall be adjusted back to 100% of the rate specified above with retroactive effect to the date of issuance and the incremental issuance fee payable for the period from the date of issuance to the date of such determination by OSFI or such other applicable Governmental Authority shall be payable on the first Banking Day following the Quarter End in which OSFI or such other applicable Governmental Authority makes such determination;

(c)	without duplication of interest on overdue amounts as provided in 5.9, the above rates per annum applicable to Loans under the Credit Facilities shall increase by [redacted – percentage] per annum during the continuance of any Borrowing Base Shortfall or Event of Default;

(d)	from the Effective Date until the next delivery by the Borrower to the Agent of a Compliance Certificate in accordance with Section 9.1(e)(v), the pricing level shall be level 1;

(e)	changes in the Applicable Pricing Rate shall be effective in accordance with Section 7.7; and

(f)	if at any time when calculating the Debt to EBITDA Ratio, EBITDA for the four quarters of the applicable calculation period is determined to be less than zero, the Debt to EBITDA Ratio shall be deemed to be at level 10 above for the purposes of determining the Applicable Pricing Rate.

“Approved Fund” means any Fund that is administered or managed by:

(a)	a Lender;

(b)	an Affiliate of a Lender; or

(c)	a person or an Affiliate of a person that administers or manages a Lender.

“Approved Securities” means obligations maturing within one year from their date of purchase or other acquisition by the Borrower or a Subsidiary and which are:

(a)	issued by the Government of Canada or an instrumentality or agency thereof and guaranteed fully as to principal, premium, if any, and interest by the Government of Canada;

(b)	issued by a province of Canada, or an instrumentality or agency thereof, which has a long term debt rating of at least A by S&P, A2 by Moody’s, or A by DBRS; or

(c)	term deposits, guaranteed investment certificates, certificates of deposit, or bearer deposit notes, in each case, of any Canadian chartered bank which has a long term debt rating of at least A by S&P, A2 by Moody’s, or A by DBRS.

“ARO Assessment Report” means (a) with respect to any ARO Assets located in Alberta, the licensee capability assessment used by the applicable Energy Regulator, (b) with respect to any ARO Assets located in British Columbia, the permittee capability assessment used by the applicable Energy Regulator, and (c) with respect to those assets located in any other jurisdiction, or, to the extent the reports referred to in the foregoing clauses (a) or (b), as applicable, have been discontinued in the jurisdictions referred to therein, any summary, report, profile or other similar document issued by the Energy Regulator in such jurisdiction in respect of its assessment of the capabilities of licensees, approval holders, permittees or other similar persons to meet their regulatory and liability obligations throughout the energy development life cycle which is available to the Borrower or any Subsidiary thereof (whether available automatically or upon request). Unless the context requires otherwise, references herein to ARO Assessment Report shall be deemed to refer to an ARO Assessment Report of the Borrower and its Subsidiaries.

“ARO Assets” means all oil and gas wells, well sites, facilities, facility sites, pipelines and any other assets, property and undertaking which have abandonment and reclamation obligations and liabilities associated therewith in which the Borrower or any Subsidiary thereof has an interest (whether as owner, licensee, operator or otherwise), in each case, located in Canada or, if the context requires, any jurisdiction therein.

“ARO Liabilities” means, as at any date of determination, the uninflated and undiscounted abandonment and reclamation liabilities and obligations (expressed in nominal dollars) of the Borrower and its Subsidiaries in respect of their respective ARO Assets.

“ARO Liabilities (Inactive)” means the ARO Liabilities in respect of all ARO Assets which are inactive (non-producing), suspended, dormant or abandoned (in each case, as such terms are used or determined in accordance with the applicable laws, rules, policies, regulations, orders or directives of the applicable Energy Regulator), as applicable.

“ARO Material Order” means any ARO Order, or series of ARO Orders to which the Borrower or any Subsidiary thereof are subject, where the aggregate estimated cost of compliance with such ARO Order(s) (without duplication) is in excess of 10% of the then applicable Borrowing Base.

“ARO Order” means any (a) ARO Security Requirements and (b) abandonment, remediation, reclamation and/or non-compliance order or directive issued by an Energy Regulator (excluding ARO Spending Requirements) which, in each case, relates to the Borrower, any of its Subsidiaries or their respective assets (excluding, in each instance, an Exceedance Curtailment Order).

“ARO Security Requirements” means any order, directive or demand to post security deposits issued by an Energy Regulator to the Borrower or any Subsidiary thereof or in respect of its ARO Assets or ARO Liabilities (excluding any security deposits which are mandatorily required to be provided by any owner, licensee or operator of ARO Assets without regard to (a) the financial condition or creditworthiness of such person or (b) the licensee capability or abandonment and reclamation obligations determined to be applicable to such person by an Energy Regulator).

“ARO Spending Requirements” means any mandatory closure quotas/targets or expenditure requirements issued by an Energy Regulator from time to time setting forth a minimum amount of work or money to be spent (or both) on ARO Liabilities (excluding any mandatory closure quotas/targets or expenditure requirements which are mandatorily required to be provided by any owner, licensee or operator of ARO Assets with regard to (a) the financial condition or creditworthiness of such person or (b) the licensee capability or abandonment and reclamation obligations determined to be applicable to such person by an Energy Regulator).

“Assigned Interests” has the meaning set out in Section 2.19(5).

“Assignment Agreement” means an assignment agreement substantially in the form of Schedule B annexed hereto, with such modifications thereto as may be required from time to time by the Agent, acting reasonably.

“Available Tenor” means, as of any date of determination and with respect to any then-current Benchmark, as applicable, (a) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an Interest Period pursuant to this Agreement or (b) otherwise, any payment period for interest calculated with reference to such Benchmark (or any component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 12.1(4).

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means:

(a)	with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule; and

(b)	with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their respective Affiliates (other than through liquidation, administration or other insolvency proceedings).

“Banking Day” means any day other than a Saturday or a Sunday or a legal holiday on which commercial banks are authorized or required by law to be closed for business in Calgary, Alberta, Toronto, Ontario, Montreal, Quebec or New York, New York; provided that, when used in connection with a SOFR Loan, or any other calculation or determination involving SOFR, the term “Banking Day” means any such day that is also a U.S. Government Securities Business Day.

“Basel III” means, collectively, the agreements on capital requirements, leverage ratios and liquidity standards contained in “Basel III: A global regulatory framework for more resilient banks and banking systems”, “Basel III: International framework for liquidity risk measurement, standards and monitoring” and “Guidance for national authorities operating the countercyclical capital buffer” published by the Basel Committee on Banking Supervision in December 2010, each as amended, modified, supplemented, reissued or replaced from time to time, and “Basel III: The liquidity coverage ratio and liquidity risk monitoring tools” published by the Basel Committee on Banking Supervision in January 2013, as amended, modified, supplemented, reissued or replaced from time to time.

“basis point” or “bp” means one one-hundredth of one percent (0.01%) and “basis points” and “bps” means the plural thereof.

“bbl” means barrels of oil equivalent.

“Benchmark” means, initially, (a) in respect of any SOFR Loan, the Term SOFR Reference Rate, (b) in respect of any Term CORRA Loan, the Term CORRA Reference Rate and (c) in respect of any Daily Compounded CORRA Loan, CORRA; provided in each case that if a Benchmark Transition Event has occurred with respect to any then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 12.1(1).

“Benchmark Fallback Loans” means (a) in respect of any SOFR Loans, U.S. Base Rate Loans, (b) in respect of any Term CORRA Loans, Daily Compounded CORRA Loans and (c) in respect of any Daily Compounded CORRA Loans, Canadian Prime Rate Loans.

“Benchmark Loan” means any Loan that bears interest with reference to any Benchmark (or any Benchmark Replacement thereof).

“Benchmark Replacement” means, with respect to any Benchmark Transition Event for any then-current Benchmark:

(a)	with respect to obligations, interest, fees, commissions or other amounts calculated with respect to the Term SOFR Reference Rate (or any Benchmark replacing the Term SOFR Reference Rate), the first alternative set forth in the order below that can be determined by the Agent for the applicable Benchmark Replacement Date:

(i)	Adjusted Daily Simple SOFR; or

(ii)	the sum of: (A) the alternate benchmark rate that has been selected by the Agent and the Borrower giving due consideration to (I) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (II) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for United States Dollar-denominated syndicated credit facilities at such time and (B) the related Benchmark Replacement Adjustment; and

(b)	with respect to obligations, interest, fees, commissions or other amounts calculated with respect to the Term CORRA Reference Rate (or any Benchmark replacing the Term CORRA Reference Rate), the first alternative set forth in the order below that can be determined by the Agent for the applicable Benchmark Replacement Date:

(i)	Adjusted Daily Compounded CORRA; or

(ii)	the sum of: (A) the alternate benchmark rate that has been selected by the Agent and the Borrower giving due consideration to (I) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (II) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Canadian Dollar-denominated syndicated credit facilities and (B) the related Benchmark Replacement Adjustment; and

(c)	with respect to obligations, interest, fees, commissions or other amounts calculated with respect to CORRA (or any Benchmark replacing CORRA), the sum of: (i) the alternate benchmark rate that has been selected by the Agent and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Canadian Dollar-denominated syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment, provided that, if the Benchmark Replacement as so determined above for any day would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for such day.

“Benchmark Replacement Adjustment” means, with respect to any replacement of any then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for United States Dollar-denominated or Canadian Dollar-denominated syndicated credit facilities (as applicable) at such time.

“Benchmark Replacement Date” means a date and time determined by the Agent, which date shall be no later than the earlier to occur of the following events with respect to any then-current Benchmark:

(a)	in the case of subparagraph (a) or (b) of the definition of “Benchmark Transition Event”, the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof); or

(b)	in the case of subparagraph (c) of the definition of “Benchmark Transition Event”, the first date on which such Benchmark (or the published component used in the calculation thereof) has been, or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) have been, determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided that, such non-representativeness will be determined by reference to the most recent statement or publication referenced in such subparagraph (c), even if such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof), continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of subparagraph (a) or (b) above with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to any then-current Benchmark:

(a)	a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof);

(b)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve System, the Federal Reserve Bank of New York, the Bank of Canada, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), in each case, which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof); or

(c)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) are no longer, or as of a specified future date will no longer be, representative.

For the avoidance of doubt, if such Benchmark is a term rate, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means, in respect of any Benchmark, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred in respect of such Benchmark if, at such time, no Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under any other Document in accordance with Section 12.1 and (b) ending at the time that a Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under any other Document in accordance with Section 12.1.

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 USC 1841(k)) of such party.

“Borrowing Base” means the aggregate principal limit for Loans under the Credit Facilities (expressed in Canadian Dollars) established from time to time by the Lenders in accordance with Section 2.22, taking into consideration their assessment of the lending value of the proved, developed, producing reserves which are located in Canada of the Borrower and the Material Subsidiaries. For certainty, the Lenders’ assessment of the lending value as aforesaid may take into account the ARO Liabilities of the Borrower and the Borrower’s Subsidiaries and the Borrower’s and its Subsidiaries’ shut-in production (both actual and anticipated).

“Borrowing Base Notice” has the meaning set out in Section 2.22(1).

“Borrowing Base Properties” means, collectively, P&NG Rights included by the Lenders in the determination of the Borrowing Base (including any related P&NG Leases, related facilities, infrastructure and/or other tangibles relating to any of the foregoing).

“Borrowing Base Shortfall” means the amount (if any) by which the Outstanding Principal of the Credit Facilities exceeds the amount of the Borrowing Base set forth in the most recently delivered Borrowing Base Notice (for certainty, whether the determination of the Borrowing Base set forth in such Borrowing Base Notice is yet in effect pursuant to Section 2.22 or not).

“Canadian Dollars” or “Canadian $” or “Cdn.$” or “$” each means such currency of Canada which, as at the time of payment or determination, is legal tender in Canada for the payment of public or private debts.

“Canadian Prime Rate” means, on any day, the greater of:

(a)	the rate of interest per annum established from time to time by the Agent as the reference rate of interest for the determination of interest rates that the Agent will charge to customers in Canada for Canadian Dollar demand loans in Canada; and

(b)	the per annum rate of interest equal to Adjusted Term CORRA for an Interest Period of one (1) month in effect on such day plus [Redacted – percentage] per annum, provided that, (i) if both such rates are equal or if such one (1) month Adjusted Term CORRA rate in effect on such day is unavailable for any reason on any date of determination, then the Canadian Prime Rate shall be the rate specified in subparagraph (a) above and (ii) if the Canadian Prime Rate as so determined for any day would be less than the Floor, the Canadian Prime Rate will be deemed to be the Floor for such day.

“Canadian Prime Rate Loan” means an Advance in, or Conversion into, Canadian Dollars made by the Lenders (or any one of them) to the Borrower with respect to which the Borrower has specified or a provision hereof requires that interest is to be calculated by reference to the Canadian Prime Rate.

“Capital Adequacy Requirements” means the Guideline dated October 2018, entitled “Capital Adequacy Requirements (CAR)” issued by OSFI and all other guidelines or requirements relating to capital adequacy issued by OSFI or any other Governmental Authority regulating or having jurisdiction with respect to any Lender, as amended, modified, supplemented, reissued or replaced from time to time.

“Capital Stock” means:

(a)	in the case of a corporation, common or preferred shares in its share capital;

(b)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(c)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(d)	any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person,

but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means, without duplication, as to any person:

(a)	Canadian Dollars or United States Dollars;

(b)	securities issued by or directly and fully guaranteed or insured by the federal governments of Canada or the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the federal governments of Canada or the United States is pledged in support of those securities) having maturities of not more than 365 days from the date of acquisition;

(c)	certificates of deposit, guaranteed investment certificates and Eurodollar time deposits with maturities of 365 days or less from the date of acquisition, bearer deposit notes with maturities not exceeding 365 days and overnight bank deposits, in each case, with the Agent, any Lender or with any United States commercial bank or any Canadian chartered bank (or comparable financial institution) having capital and surplus in excess of Cdn.$500,000,000 and a senior unsecured rating of “A-” or better by S&P and “A3” or better by Moody’s;

(d)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in subparagraphs (b) and (c) above entered into with any financial institution meeting the qualifications specified in subparagraph (c) above;

(e)	commercial paper rated at least P-l by Moody’s or A-l by S&P or at least R-l by DBRS and in each case maturing within 365 days after the date of acquisition; and

(f)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in subparagraphs (a) through (e) of this definition.

“Cash Management Arrangements” means any arrangement entered into or to be entered into by the Borrower or any of its Subsidiaries with a Cash Manager for or in respect of cash management services for the Borrower and its Subsidiaries, including mirror accounting arrangements, account positioning arrangements, pooled accounts, netting arrangements across accounts, centralized operating accounts, automated clearing house transactions, controlled disbursement services, treasury, depository, overdraft and electronic funds transfer services, foreign exchange facilities, currency exchange transactions or agreements and options with respect thereto, credit card processing services, credit or debit cards, purchase cards and any indemnity given in connection with any of the foregoing.

“Cash Management Documents” means, collectively, all agreements, instruments and other documents which evidence, establish, govern or relate to any or all of the Cash Management Arrangements.

“Cash Management Obligations” means, at any time and from time to time, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Borrower and its Subsidiaries to each Cash Manager under, pursuant or relating to the Cash Management Arrangements and/or the Cash Management Documents and whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and including all principal, interest, fees, legal and other costs, charges and expenses, and other amounts payable by the Borrower and its Subsidiaries under the Cash Management Arrangements and/or the Cash Management Documents; in any event, and notwithstanding anything herein to the contrary, Cash Management Obligations shall include the obligations, indebtedness and liabilities of the Borrower and its Subsidiaries to each Cash Manager for or in relation to each of the following:

(a)	daylight credit associated with wire transfers;

(b)	daylight credit associated with inter-account transfers; and

(c)	daylight credit for foreign exchange settlement.

“Cash Manager” means each Lender which, from time to time, is a provider of Cash Management Arrangements to the Borrower and its Subsidiaries and which includes Bank of Montreal and NBC on the Effective Date.

“Casualty Event” means, with respect to any property or assets of the Borrower and any of its Subsidiaries, any casualty of, loss of, destruction of, damage to or rendering unfit for normal use for any reason whatsoever of, such property or assets.

“CFR” means the Code of Federal Regulations (United States).

“Change of Control” means and shall be deemed to have occurred if and when:

(a)	a person or a combination of persons, acting jointly or in concert (within the meaning of the Securities Act (Alberta)), acquires Voting Securities of the Borrower which, together with all other Voting Securities of the Borrower held by such persons, constitute in the aggregate more than 50% of all outstanding Voting Securities of the Borrower (regardless of whether such person or persons are owned or controlled by the same persons which owned or controlled such Voting Securities of the Borrower); or

(b)	the occurrence of any “change of control” under and as defined in any indenture, credit agreement, agreement or other instrument evidencing or relating to Debt equal to or greater than the Threshold Amount.

“Co-Lead Arrangers” means, collectively, BMO Capital Markets, National Bank Capital Markets, ATB Capital Markets, The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, RBC Capital Markets and TD Securities.

“Code” means the Internal Revenue Code of 1986 (United States).

“Collateral” has the meaning set out in Section 10.1.

“Commitment” means a Syndicated Facility Commitment or an Operating Facility Commitment.

“Commodity Agreement” means any agreement for the making or taking of delivery of any commodity (including Petroleum Substances, Emissions-Related Credits and electricity), any commodity swap agreement, floor, cap or collar agreement or commodity future, forward, derivative or option transaction or other similar agreement or arrangement, or any combination thereof, entered into by the Borrower or a Subsidiary where the subject matter of the same is any commodity or the price, value or amount payable thereunder is dependent or based upon the price of any commodity or fluctuations in the price of any commodity, but shall not include any agreement for the making or taking of physical delivery of any commodity (including Petroleum Substances and electricity) in the ordinary course of business or the physical purchase or sale of any commodity (including Petroleum Substances, Emissions-Related Credits and electricity) by the Borrower or a Subsidiary entered into in the ordinary course of business unless either (a) such agreement is with a bank, investment bank, securities dealer, insurance company, trust company, pension fund, institutional investor or any other financial institution or any Affiliate of any of the foregoing, but excluding any physical sales made to any such person where the sale is made on a floating price based on current market prices and where the sale is not entered into for the purposes described in (b) of this definition, or (b) such agreement is entered into for hedging purposes or otherwise for the purpose of eliminating or reducing the financial risk or exposure of the Borrower or a Subsidiary thereof to fluctuations in the prices of commodities (including Petroleum Substances and electricity) (and, for certainty, any such agreement referred to in (a) or (b) of this definition shall constitute a “Commodity Agreement” for all purposes hereof).

“Commodity Exchange Act” means the Commodity Exchange Act (7 USC § 1 et seq.).

“Communications” has the meaning set out in Section 15.17.

“Compliance Certificate” means a certificate of the Borrower signed on its behalf by any one of the president, chief executive officer, chief operating officer, chief financial officer or a vice president of the Borrower, substantially in the form annexed hereto as Schedule C, to be given to the Agent and the Lenders by the Borrower pursuant hereto.

“Conforming Changes” means, with respect to either the use or administration of any Benchmark or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definitions of “Canadian Prime Rate”, “U.S. Base Rate”, “Banking Day”, “U.S. Government Securities Business Day”, “Interest Period”, “Interest Payment Date” or any similar or analogous definition in respect of the foregoing), the timing and frequency of determining rates and making payments of interest, the timing of Drawdown Notices, Conversion Notices, Rollover Notices or Repayment Notices, the applicability and length of lookback periods, the applicability of Section 2.6, Section 12.1 and other technical, administrative or operational matters, that the Agent decides, acting reasonably, may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Agent in a manner substantially consistent with market practice (or if the Agent decides that adoption of any portion of such market practice is not administratively feasible or the Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Agent decides, acting reasonably, is necessary in connection with the administration of this Agreement and the other Documents).

“Consolidated Assets” means, on any date of determination, the assets of the Borrower determined on a consolidated basis in accordance with GAAP.

“Conversion” means a conversion or deemed conversion of a Loan under a given Credit Facility into another type of Loan under the same Credit Facility pursuant to the provisions hereof, provided that, subject to Section 2.7, the conversion of a Loan denominated in one currency to a Loan denominated in another currency shall be effected by (a) repayment of the Loan or portion thereof being converted in the currency in which it was denominated and (b) re-advance to the Borrower of the Loan into which such conversion was made.

“Conversion Date” means the date specified by the Borrower as being the date on which the Borrower has elected to convert, or this Agreement requires the conversion of, one type of Loan under a given Credit Facility into another type of Loan under the same Credit Facility and which shall be a Banking Day.

“Conversion Notice” means a notice substantially in the form annexed hereto as Schedule D to be given to the Agent by the Borrower pursuant hereto.

“CORRA” means the Canadian Overnight Repo Rate Average administered and published by the Bank of Canada (or any successor administrator).

“CORRA Loans” means, collectively, Term CORRA Loans and Daily Compounded CORRA Loans.

“Covered Entity” means any of the following:

(a)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 CFR § 252.82(b);

(b)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 CFR § 47.3(b); or

(c)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 CFR § 382.2(b).

“Covered Party” has the meaning set out in Section 10.11(2).

“CPA” means the CPA Canada or any successor thereto.

“Credit Facilities” means, collectively, the Syndicated Facility and the Operating Facility, and “Credit Facility” means any one of such credit facilities.

“Currency Excess” has the meaning set out in Section 2.17(1).

“Currency Excess Deficiency” has the meaning set out in Section 2.17(2).

“Currency Hedging Agreement” means any currency swap agreement, cross currency agreement, forward agreement, floor, cap or collar agreement, future, derivative or option transaction, insurance or other similar agreement or arrangement, or any combination thereof, entered into by the Borrower or a Subsidiary thereof where the subject matter of the same is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates as in effect from time to time.

“Daily Compounded CORRA” means, for any day in an Interest Period, CORRA with interest accruing on a compounded daily basis, with the methodology and conventions for this rate (which will include compounding in arrears with a lookback of five Banking Days) being established by the Agent in accordance with the methodology and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded CORRA for business loans; provided that if the Agent decides that any such methodology or convention is not administratively feasible for the Agent, then the Agent may establish another methodology or convention in its discretion, acting reasonably; and provided further that if the administrator has not provided or published CORRA and a Benchmark Transition Event with respect to CORRA has not occurred, then, in respect of any day for which CORRA is required, references to CORRA will be deemed to be references to the last provided or published CORRA.

“Daily Compounded CORRA Adjustment” means [Redacted – percentage] ([Redacted – basis points] basis points) per annum for an Interest Period of one (1) month’s duration, and [Redacted – percentage] ([Redacted – basis points] basis points) per annum for an Interest Period of three (3) months’ duration.

“Daily Compounded CORRA Loan” means an Advance in, or Conversion into, Canadian Dollars made by the Lenders (or any one of them) to the Borrower with respect to which the Borrower has specified or a provision hereof requires that interest is to be calculated by reference to Adjusted Daily Compounded CORRA (including a Rollover thereof).

“Daily Simple SOFR” means, for any day, a rate per annum equal to SOFR for the day, with the conventions for this rate (which will include a lookback) being established by the Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided that, if the Agent decides that any such convention is not administratively feasible for the Agent, then the Agent may establish another convention in its discretion, acting reasonably.

“Daily Simple SOFR Adjustment” means, with respect to Daily Simple SOFR, [Redacted – percentage] ([Redacted – basis points] basis points) per annum.

“DBRS” means Morningstar DBRS, a division of DBRS Inc., its Affiliates and their respective successors thereto.

“Debt” means, with respect to any person (“X”), without duplication:

(a)	indebtedness of X and its Subsidiaries for borrowed money;

(b)	obligations of X and its Subsidiaries arising pursuant or in relation to letters of credit and letters of guarantee (including indemnities issued in connection therewith) relating to the indebtedness or other obligations of any other person which would otherwise constitute Debt within the meaning of this definition if such other person was X (including undrawn letters of credit);

(c)	obligations of X and its Subsidiaries with respect to unreimbursed drawings under all other letters of credit and letters of guarantee;

(d)	obligations of X and its Subsidiaries under Guarantees, indemnities, assurances, legally binding comfort letters or other contingent obligations, in each case, relating to the indebtedness or other obligations of any other person which would otherwise constitute Debt within the meaning of this definition if such other person was X and all Financial Assistance, including endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business);

(e)	(i) all Purchase Money Obligations and (ii) all obligations of X and its Subsidiaries created or arising under any conditional sales agreement or other title retention agreement which is not a lease;

(f)	all (i) Finance Lease Obligations and (ii) indebtedness or obligations arising from Sale-Leasebacks, in each case, of X and its Subsidiaries;

(g)	all indebtedness of X and its Subsidiaries representing the deferred purchase price of any property to the extent that such indebtedness is or remains unpaid after the expiry of the customary time period for payment, provided however that such time period shall in no event exceed 90 days;

(h)	all Prepaid Obligations of X and its Subsidiaries;

(i)	all other long-term obligations (including the current portion thereof) upon which interest charges are customarily paid prior to default by X and its Subsidiaries; and

(j)	all indebtedness or other obligations of any other person which would otherwise constitute Debt within the meaning of this definition if such other person was X, secured by a Security Interest on any asset of X and its Subsidiaries, whether or not such indebtedness is assumed thereby; provided that the amount of such indebtedness shall be the lesser of (i) the fair market value of such asset at such date of determination, and (ii) the amount of such indebtedness shall only be Debt to the extent recorded as a liability in accordance with GAAP, provided that, unless otherwise expressly provided or the context otherwise requires, references herein to “Debt” shall be and shall be deemed to be references to Debt of the Borrower and its Subsidiaries.

“Debt to EBITDA Ratio” means, as at a Quarter End, the ratio of (a) the difference between Debt as at such Quarter End (for certainty, excluding the undrawn amount of EDC Guaranteed LC Facility LCs), less an amount equal to Excess Netting Cash as at such Quarter End to (b) EBITDA for the 12 months ending as at such Quarter End.

“Default” means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default.

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 CFR §§ 252.81, 47.2 or 382.1, as applicable.

“Defaulting Lender” means any Lender:

(a)	that has failed to fund any payment or its portion of any Loans required to be made by it hereunder or to purchase any participation required to be purchased by it hereunder and under the other Documents;

(b)	that has notified the Borrower, the Agent or any Lender (verbally or in writing) that it does not intend to or is unable to comply with any of its funding obligations under this Agreement or has made a public statement to that effect or to the effect that it does not intend to or is unable to fund advances generally under credit arrangements to which it is a party;

(c)	that has failed, within 3 Banking Days after written request by the Agent or the Borrower, to confirm in writing to the Agent and the Borrower that it will comply with the terms of this Agreement relating to its obligations to fund prospective Loans (for certainty, unless and until such Lender has provided such written confirmation);

(d)	that has otherwise failed to pay over to the Agent or any Lender any other amount required to be paid by it hereunder within 3 Banking Days of the date when due, unless the subject of a good faith dispute;

(e)	that has, or that has a Lender Parent that has, become the subject of a Bail-In Action;

(f)	in respect of which a Lender Insolvency Event has occurred in respect of such Lender or its Lender Parent; or

(g)	that is generally in default of its obligations under other existing credit or loan documentation under which it has commitments to extend credit.

“Defaulting Lender Exposure” has the meaning set out in Section 14.14(5).

“Demand for Payment” means an Acceleration Notice or a Financial Instrument Demand for Payment.

“Departing Agent” has the meaning set out in Section 10.8.

“Designated Material Subsidiary” means a Subsidiary which is designated as a Material Subsidiary pursuant to Section 10.1(4) and which would not otherwise fall within part (a), (b), (c), (d) or (e) of the definition of “Material Subsidiary”.

“Disposition” means a sale, transfer, lease, assignment or other disposition of, or the grant or creation of an in rem right or interest in, to or against, any property or assets (and including, for certainty, the grant or creation of any gross overriding royalty or other right or interest in, to or against any P&NG Rights which is or purports to be an interest in land), and “Dispose” shall have a correlative meaning thereto.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the earlier of (a) the earliest then applicable Maturity Date and (b) the date on which the Loans are no longer outstanding and all Commitments have been terminated. Notwithstanding the preceding sentence, only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock. Any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Borrower to repurchase such Capital Stock upon the occurrence of a change of control, or an asset sale will not constitute Disqualified Stock. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this Agreement will be the maximum amount that the Borrower and its Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Disruption Event” means, with respect to any of the Agent, a Lender or a Loan Party whose operations are being disrupted by any of the following events (each an “Affected Party”):

(a)	a material disruption to those payment or communications systems or to those financial markets which, in each case, are required to operate for the timely making or receipt by such Affected Party of any payment in connection with the Credit Facilities (or otherwise in order for any of the transactions contemplated by the Documents to be carried out); or

(b)	the occurrence of any other event which results in a disruption of a technical or systems-related nature to the treasury or payments operations of such Affected Party and prevents such Affected Party:

(i)	from performing any of its payment or funding obligations under the Documents; or

(ii)	from communicating with other parties to this Agreement in accordance with the terms thereof,

provided that (x) such event is not intentionally caused by, and is beyond the reasonable control of, such Affected Party (including, without limitation, as a result of a cyber attack or similar unauthorized or malicious act which has compromised or disrupted the access to or use of software, hardware, systems, networks or other technological infrastructure related to payment or communications systems) and (y) the Affected Party is using reasonable efforts to mitigate the effects of such Disruption Event in a timely manner.

“Dissenting Lender” has the meaning set out in Section 2.21.

“Distribution” means:

(a)	the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any Equity Interests in the Borrower or any Subsidiary which is not a Wholly-Owned Subsidiary (including any return of capital);

(b)	the redemption, retraction, purchase, retirement, defeasance, discharge or other acquisition, in whole or in part, of any Equity Interest in the capital of, or any return of capital of or by (or any other return or distribution by or from), the Borrower or any Subsidiary which is not a Wholly-Owned Subsidiary or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for Equity Interests thereof, including options, warrants, conversion or exchange privileges and similar rights;

(c)	the making of any loan or advance or any other provision of credit or Financial Assistance by the Borrower or any Subsidiary to any Related Party other than to or in favour of the Borrower or a Wholly-Owned Subsidiary;

(d)	the payment or discharge of any principal, interest, fees or other amounts on or in respect of any loans, advances or other Debt owing at any time by the Borrower or any Subsidiary to any Related Party, other than to the Borrower or a Wholly-Owned Subsidiary or any holder of Permitted Junior Debt or Permitted Refinancing Debt in respect thereof in its capacity as such, provided that if such holder is a Subsidiary, such Subsidiary is a Wholly-Owned Subsidiary; or

(e)	(i) the payment or discharge of any other amount, (ii) the sale, transfer, lease or other Disposition of any property or assets, or (iii) any granting or creation of any rights or interests, at any time, by the Borrower or any Subsidiary to or in favour of any Related Party (other than to or in favour of the Borrower or a Wholly-Owned Subsidiary), in each case, for consideration less than its or their fair market value or otherwise on terms and conditions which are materially less favourable to the Borrower or such Subsidiary (as applicable) than which would have been obtained on an arm’s length basis, and whether any of the foregoing is made, paid or satisfied with or for cash, property or any combination thereof.

“Documents” means this Agreement, the Agency Fee Agreement, the Security, any Second Lien Intercreditor Agreement and all certificates, notices, instruments and other agreements or documents delivered or to be delivered by the Borrower or a Subsidiary to the Agent, the Lenders, the Operating Lender, or any combination of the foregoing, in relation to the Credit Facilities pursuant hereto or thereto (but excluding, for greater certainty, any Lender Financial Instruments and Cash Management Documents) and, when used in relation to any person, the term “Documents” shall mean and refer to the Documents executed and delivered by such person.

“Drafts” means drafts, bills of exchange, receipts, acceptances, demands and other requests for payment drawn or issued under a Letter of Credit.

“Drawdown” means:

(a)	an Advance of a Canadian Prime Rate Loan, CORRA Loan, U.S. Base Rate Loan or SOFR Loan; or

(b)	the issue of a Letter of Credit,

but, for certainty, does not include a Conversion or a Rollover.

“Drawdown Date” means the date on which a Drawdown is made by the Borrower pursuant to the provisions hereof and which shall be a Banking Day.

“Drawdown Notice” means a notice substantially in the form annexed hereto as Schedule E to be given to the Agent by the Borrower pursuant hereto.

“EBITDA” of the Borrower in any period, means on a consolidated basis, the Net Income for such period, plus (in each case, on a consolidated basis and without duplication):

(a)	Interest Expense, to the extent deducted in determining Net Income;

(b)	all amounts deducted in the calculation of Net Income in respect of the provision for income taxes (in accordance with GAAP), including any interest and penalties thereon;

(c)	all amounts deducted in the calculation of Net Income in respect of non-cash items, including depreciation, depletion, amortization, future taxes, foreign currency obligations and any other non-cash items deducted in the calculation of Net Income for such period;

(d)	all amounts deducted in the calculation of Net Income in respect of: (i) minority equity losses or attributable to minority interests, (ii) actual cash expenditures resulting from or attributable to one-time, extraordinary or non-recurring transactions or matters, including such expenditures funded from the proceeds of insurance (other than proceeds from business interruption insurance), (iii) any non-cash impairment charges, and (iv) any other non-cash charges;

(e)	to the extent deducted in the calculation of Net Income, non-cash losses resulting from marking-to-market the outstanding Financial Instruments of the Borrower and its Subsidiaries for such period in accordance with GAAP;

(f)	all amounts deducted in the calculation of Net Income in respect of share-based compensation; and

(g)	all amounts which would otherwise constitute EBITDA which are attributable to (i) assets acquired in such period or (ii) a person which becomes a Subsidiary in such period (as if such assets or Subsidiary were owned during the whole of such period), if, but only if, such acquisition constitutes a Material Acquisition, all as if the Material Acquisition was completed on the first day of such period;

less (in each case, on a consolidated basis and without duplication):

(h)	all amounts included in the calculation of Net Income in respect of minority equity income or attributable to minority interests and revenue of the Borrower and its Subsidiaries resulting from or attributable to one-time, extraordinary or non-recurring transactions or matters, including revenue from gains on sale, Hedge Monetizations or proceeds of insurance (other than proceeds from business interruption insurance);

(i)	to the extent included in Net Income, non-cash gains resulting from asset sales;

(j)	to the extent included in Net Income, non-cash gains resulting from marking-to-market the outstanding Financial Instruments of the Borrower and its Subsidiaries for such period in accordance with GAAP;

(k)	any amount which would have otherwise been added back in computing EBITDA pursuant to subparagraphs (h) and (j) above in respect of leases which are not Finance Leases;

(l)	cash payments in respect of non-cash items and charges added back in computing EBITDA in prior periods; and

(m)	all amounts which would otherwise constitute EBITDA which are attributable to (i) assets sold, transferred or otherwise Disposed of in such period or (ii) a person which ceases to be a Subsidiary in such period, if, but only if, such sale, transfer or other Disposition constitutes a Material Disposition, all as if the Material Disposition was completed on the first day of such period.

“EDC” means Export Development Canada.

“EDC Guaranteed LC Facility” means an unsecured demand revolving letter of credit facility entered into between the EDC Guaranteed Facility LC Provider and the Borrower, in form and substance satisfactory to the Agent and the Lenders; provided that:

(a)	the maximum aggregate principal amount of such letter of credit facility shall not exceed Cdn.$[Redacted – amount];

(b)	the Debt thereunder shall be unsecured in all events and circumstances;

(c)	the letters of credit issued thereunder and the obligations of the Borrower in respect thereof shall be guaranteed by EDC in favour of an EDC Guaranteed Facility LC Provider pursuant to an EDC Indemnity Agreement or a guarantee issued pursuant thereto; and

(d)	no Default or Event of Default is continuing at the time of the creation and establishment of the EDC Guaranteed LC Facility or would exist immediately thereafter.

“EDC Guaranteed LC Facility Documents” means the documentation governing the EDC Guaranteed LC Facility, each account performance security guarantee issued by EDC in connection therewith, the letter of credit applications issued thereunder, the EDC Indemnity Agreement and all other agreements, documents and instruments required to be delivered thereunder.

“EDC Guaranteed LC Facility Letter of Credit” or “EDC Guaranteed LC Facility LC” means a letter of credit issued by the EDC Guaranteed LC Facility Provider pursuant to the EDC Guaranteed LC Facility.

“EDC Guaranteed LC Facility Provider” means Bank of Montreal, in its capacity as the lender of the EDC Guaranteed LC Facility.

“EDC Indemnity Agreement” means a bonding products declaration and indemnity which may be entered into by the Borrower in favour of EDC in connection with the EDC Guaranteed LC Facility; provided that:

(a)	the guarantee thereunder or issued pursuant thereto from EDC in favour of the EDC Guaranteed LC Facility Provider shall be in an amount sufficient to fully guarantee all obligations of the Borrower under and pursuant to the EDC Guaranteed LC Facility;

(b)	the indebtedness, liabilities and obligations of the Borrower thereunder shall be unsecured in all events and circumstances (and, for certainty, EDC shall not be entitled to require cash collateral or other security from the Borrower thereunder);

(c)	no Default or Event of Default is continuing at the time of the creation and establishment of the EDC Guaranteed LC Facility or would exist immediately thereafter; and

(d)	the bonding products declaration and indemnity shall otherwise be on terms and conditions acceptable to the Agent, acting reasonably.

“EEA Financial Institution” means:

(a)	any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority;

(b)	any entity established in an EEA Member Country which is a parent of an institution described in subparagraph (a) of this definition; or

(c)	any institution established in an EEA Member Country which is a subsidiary of an institution described in subparagraph (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Date” means the date on which all of the conditions set forth in Section 3.2 have been satisfied (or waived in writing by all of the Lenders in accordance with Section 3.3).

“Emissions-Related Credits” means any rights, credits, revenues, offsets, tax benefits or values, greenhouse gas rights or similar rights related to carbon credits, rights to any greenhouse gas emission reductions, carbon-related tax credits or equivalent arising from emission reduction trading or any quantifiable benefits (including recognition, award or allocation of carbon credits, allowances, permits or other rights), whether created from or through a Governmental Authority, voluntary registry, other person, or private contract, now or in the future, associated with the production, capture and sequestration of carbon dioxide or similar greenhouse-gas substances, including from the exploration, development and production of Petroleum Substances P&NG Rights, nature-based projects, forestry and land use projects, renewable electricity projects, waste management projects, agricultural land management projects, transportation projects and household and community devices projects, and that is capable of being measured, verified or calculated, and including such rights to sell or trade any of the aforementioned domestically or internationally, and including the right to count or claim any applicable reductions pursuant to any program of a Governmental Authority or voluntary, industry-based program designed to encourage or reward the reduction of greenhouse gas emissions; provided that, “Emissions-Related Credits” shall not include any severance tax credit, production tax credit or other direct third-party subsidies, whether created from or through a Governmental Authority, other person, or private contract, now or in the future, in favour of an oil, gas or enhanced or tertiary recovery producer or otherwise in associated with the foregoing.

“Energy Regulator” means (a) with respect to Alberta, the Alberta Energy Regulator, (b) with respect to British Columbia, the BC Energy Regulator, (c) with respect to Saskatchewan, the Saskatchewan Ministry of Energy and Resources, and (d) with respect to any other Relevant Jurisdiction, the regulatory body with responsibility for regulating the development of, including the oversight of environmental matters in, the oil and gas industry in such jurisdiction; and in each case, together with any successor or replacement agency, department, ministry or commission thereto.

“Engineering Report” means a report (in form and substance satisfactory to the Majority of the Lenders, acting reasonably) prepared by the Independent Engineer or Independent Engineers, as the case may be, respecting the reserves of Petroleum Substances attributable to the assets and undertakings of the Borrower and its Material Subsidiaries, which report shall, as of the effective date of such report, set forth, inter alia, (a) the proved, developed, producing reserves of Petroleum Substances, (b) the proved, developed nonproducing reserves of Petroleum Substances, (c) the proved and undeveloped reserves of Petroleum Substances and (d) the probable reserves of Petroleum Substances, in each case, attributable to the assets and undertakings of the Borrower and its Material Subsidiaries and, for each ensuing 12 month period following the effective date of such report: anticipated rates of production, depletion and reinjection of Petroleum Substances; Crown, freehold and overriding royalties and freehold mineral taxes with respect to Petroleum Substances produced from or attributable to such assets and undertakings; production, revenue, value-added, wellhead or severance Taxes with respect to Petroleum Substances produced from or attributable to such assets and undertakings; operating costs; gathering, transporting, processing, marketing and storage fees payable with respect to Petroleum Substances produced from or attributable to such assets and undertakings; capital expenditures expected to be necessary to achieve anticipated rates of production; and net cash flow with respect to such assets and undertakings, including all revenues, expenses and expenditures described above; but not, for greater certainty, any overhead recoveries or operators’ fees or charges from third parties.

“Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigations, inspections, inquiries or proceedings relating in any way to any Environmental Laws or to any permit issued under any such Environmental Laws including:

(a)	any claim by a Governmental Authority for enforcement, clean up, removal, response, remedial or other actions or damages pursuant to any Environmental Laws; and

(b)	any claim by a person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive or other relief resulting from or relating to Hazardous Materials, including any Release thereof, or arising from alleged injury or threat of injury to human health or safety (arising from environmental matters) or the environment.

“Environmental Laws” means all Applicable Laws with respect to the environment or environmental or public health and safety matters contained in statutes, regulations, rules, ordinances, orders, judgments, approvals, notices, permits or policies, guidelines or directives having the force of law.

“Equity Interests” means, with respect to any person:

(a)	shares in the capital of such person or partnership units, partnership interests, member interests, trust interests or other ownership or profit interests in, to and of such person;

(b)	warrants, options or other rights for the purchase or other acquisition from such person of shares or any of the other interests referred to in subparagraph (a) above of such person; and

(c)	securities convertible into or exchangeable for shares or any of the other interests referred to in subparagraph (a) above of such person or warrants, rights or options for the purchase or other acquisition from such person of any such shares or such other interests referred to in subparagraph (a) above, whether voting or non-voting, and whether or not such shares, warrants, options, rights or other interests are authorized or otherwise existing on any date of determination.

“Equivalent Amount” means, on any date, the equivalent amount in Canadian Dollars or United States Dollars, as the case may be, after giving effect to a conversion of a specified amount of United States Dollars to Canadian Dollars or of Canadian Dollars to United States Dollars, as the case may be, at the rate of exchange for Canadian interbank transactions established by the Bank of Canada and quoted at approximately the end of business (Toronto time) for the day in question or, if such determination is required to be made prior to such time, as quoted at approximately the end of business (Toronto time) on the Banking Day immediately preceding the date of determination, or, if such rate is for any reason unavailable, at the spot rate quoted for wholesale transactions by the Agent or the Operating Lender, as the case may be, at approximately noon (Toronto time) on that date in accordance with its normal practice.

“Erroneous Payment” has the meaning set out in Section 14.15(a).

“Erroneous Payment Deficiency Assignment” has the meaning set out in Section 14.15(a).

“Erroneous Payment Impacted Facilities” has the meaning set out in Section 14.15(d).

“Erroneous Payment Return Deficiency” has the meaning set out in Section 14.15(d).

“Erroneous Payment Subrogation Rights” has the meaning set out in Section 14.15(d).

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Event of Default” has the meaning set out in Section 11.1.

“Exceedance Costs” means, with respect to any Exceedance Curtailment Order, the aggregate estimated loss of operating cash flow resulting from such Exceedance Curtailment Order, plus the aggregate costs (or estimated costs, as applicable) required for the Borrower and its Subsidiaries to comply with, satisfy and/or discharge such Exceedance Curtailment Order.

“Exceedance Curtailment Order” means any emission cap or non-compliance order or directive, or series of caps, orders or directives, issued by an Energy Regulator to or in respect of the Borrower, any of its Subsidiaries or their respective assets, in each case, which relates to the Exceedance Event.

“Exceedance Event” means the potential sulphur emissions exceedances at the Borrower’s Hangingstone expansion facility described in the alleged contravention report dated February 28, 2025 delivered by the Borrower to the Alberta Energy Regulator.

“Excess Cash” means any cash or Cash Equivalents of the Borrower and its Subsidiaries that, when taken as a whole, are in excess of $2,500,000 (or the Equivalent Amount thereof in United States Dollars or the equivalent thereof in any other currency) at any time, but excluding therefrom any cash or Cash Equivalents which are Excluded Deposits/Amounts.

“Excess Netting Cash” means, at any time, any cash or Cash Equivalents of the Borrower and its Subsidiaries, taken as a whole, excluding therefrom any cash or Cash Equivalents which are Excluded Deposits/Amounts.

“Excluded Assets” means, collectively:

(a)	the Excluded Reserve Account;

(b)	any asset or property right of any Loan Party of any nature:

(i)	if the grant of a Security Interest shall constitute or result in (i) the abandonment, invalidation or unenforceability of such asset or property right or applicable Loan Party’s loss of use of such asset or property right or (ii) a breach, termination or default under any lease, license, contract or agreement (other than to the extent that any such term would be rendered ineffective pursuant to applicable law or principles of equity) to which such Loan Party is party, provided that no asset or property right of any Loan Party shall be excluded from the Collateral other than such lease, license, contract or agreement subject to such breach, termination or default and such exclusion shall apply only for so long as such breach, termination or default exists; and

(ii)	to the extent that any applicable law or regulation prohibits the creation of a Security Interest thereon (other than to the extent that any such term would be rendered ineffective pursuant to any applicable law or principles of equity);

provided, however, that, such lease, license, contract, property rights or other agreement will cease to be an Excluded Asset immediately and automatically at such time as the condition causing such abandonment, invalidation or unenforceability no longer exists and, to the extent severable, any portion of such lease, license, contract, property rights or other agreement that does not result in any of the consequences specified in clauses (a) and (b) above will not be an Excluded Asset; and

(c)	any assets where the Agent has determined in writing, acting reasonably and following consultation with the Borrower, that the cost of obtaining a Security Interest over such assets would be materially and disproportionately greater than the benefit to the Secured Parties of obtaining such Security Interest.

“Excluded Deposits/Amounts” means cash or Cash Equivalents:

(a)	held in escrow pursuant to an offering of subscription receipts (or similar equity offering) by the Borrower which have not yet been released from escrow in accordance with the terms of such offering;

(b)	held by arm’s length third parties representing deposits made by the Borrower or its Subsidiaries and which are referred to in subparagraph (v) of the definition of Permitted Encumbrances;

(c)	held by arm’s length third parties representing deposits, trust funds or other amounts payable by one or more arm’s length third parties to the Borrower or any Subsidiary, in each case, which are not then releasable to the Borrower or such Subsidiary and which cannot be paid or transferred on the direction of the Borrower or a Subsidiary;

(d)	deposited in accordance with the defeasance provisions of any Junior Debt Financing Agreement and any Permitted Refinancing Debt incurred to refund, refinance or replace any Permitted Junior Debt, and a repayment, redemption, purchase or cancellation thereof which would then be permitted under Section 9.2(m);

(e)	held by arm’s length third parties as a deposit or in an escrow or trust arrangement, in each case, representing the purchase price for the purposes of a transaction not prohibited by the terms of this Agreement in good faith and not for the purposes of accumulating a cash reserve for or in contemplation of any insolvency proceeding of the Borrower or a Subsidiary or otherwise circumventing Section 9.1(aa) in a manner which is inconsistent with the business intention of the parties;

(f)	held by the Agent or the Operating Lender as cash collateral pursuant to the terms of this Agreement;

(g)	held by the applicable depositary in connection with cash collateral delivered to the Excluded Reserve Account, provided that such cash or Cash Equivalents does exceed 105% of the face value of the letters of credit issued in connection therewith; or

(h)	which the Lenders (acting reasonably) have previously agreed in writing shall constitute Excluded Deposits/Amounts for all purposes hereof.

“Excluded Reserve Account” means a restricted cash reserve account established by a Loan Party used solely for cash collateral required to secure any LC Facility; provided that such cash collateral shall be limited to 105% of the face value of the letters of credit issued thereunder and provided further that for the avoidance of doubt, upon termination of such restricted cash reserve account, any cash held in such account shall be transferred promptly to any account of a Loan Party that is included in the Collateral.

“Excluded Taxes” means, with respect to the Agent, any Lender, or any other recipient of any payment to be made by or on account of any obligation under any Document:

(a)	all Taxes on, based on, measured by or with respect to the Agent’s or a Lender’s net or gross income, gains on capital, franchise Taxes, branch profit Taxes (unless such Taxes are in lieu of any Taxes the Borrower or a Subsidiary would otherwise be required to pay hereunder), in each case that are Taxes imposed as a result of such recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or as a result of any other present or former connection with that jurisdiction (other than any such connection arising solely from such recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a Security Interest under, engaged in any other transaction pursuant to or enforced any Document, or sold or assigned an interest in any Loan or Document);

(b)	all U.S. federal withholding Taxes imposed under FATCA, and any Taxes or penalties arising from a Lender’s failure to properly comply with such Lender’s obligations imposed under the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada) or the similar provisions of legislation of any other jurisdiction that has entered into an agreement with the United States of America to provide for the implementation of FATCA-based reporting in that jurisdiction; and

(c)	Canadian withholding Taxes arising as a result of (i) the Agent, a Lender or such other recipient not dealing at arm’s length (within the meaning of the Income Tax Act (Canada)) with the Borrower, (ii) the Agent, a Lender or such other recipient (A) being a “specified non-resident shareholder” (as defined in subsection 18(5) of the Income Tax Act (Canada)) of the Borrower or (B) not dealing at arm’s length (for the purposes of the Income Tax Act (Canada)) with a “specified shareholder” (as defined in subsection 18(5) of the Income Tax Act (Canada)) of the Borrower, or (iii) the Agent, a Lender or other such recipient being a “specified entity” (as defined in subsection 18.4(1) of the Income Tax Act (Canada)) in respect of the Borrower (in each case under clauses (i), (ii) and (iii), other than a connection arising solely as a result of such recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a Security Interest under, engaged in any other transaction pursuant to or received or enforced any rights under, this Agreement or any other Document).

“Executive Order” means the executive order No. 13224 of 23 September 2011, entitled “Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism.”.

“Existing Credit Agreement” means the amended and restated credit agreement made as of May 17, 2024 between Greenfire Resources Ltd., as borrower, the persons party thereto as lenders, and Bank of Montreal as agent of such lenders.

“Existing Trafigura Facility” means the reserve account security agreement dated September 15, 2021 between, inter alios, Greenfire Resources Inc., Trafigura Canada Limited and Trafigura Trading LLC, as amended by the first amending agreement to reserve account security agreement dated March 23, 2023.

“Expected Production” means, for any period of determination, expected production of proved, developed producing reserves of Petroleum Substances of the Borrower and its Subsidiaries, net of royalties, as described in the Borrower’s most recent Engineering Report (as such Expected Production is updated from time to time by forecast approved by the Board of Directors of the Borrower), as adjusted for acquisitions and Dispositions during such period of determination.

“Extending Lender” has the meaning set out in Section 2.19(3).

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Code, any intergovernmental agreement entered into in connection with the implementation of the foregoing and any fiscal, regulatory, legislation, rules or practices adopted pursuant to any such intergovernmental agreement entered into in connection with Sections 1471 through 1474 of the Code.

“FCPA” means the Foreign Corrupt Practices Act of 1977 (United States), including any subordinate legislation thereunder.

“Federal Funds Rate” means, for any day, the rate of interest per annum equal to (a) the weighted average (rounded upwards, if necessary, to the next 1/100th of one percent per annum) of the annual rates of interest on overnight Federal funds transactions with members of the Federal Reserve System (or any successor thereof) arranged by Federal funds brokers on such day, as published on the next succeeding Banking Day by the Federal Reserve Bank of New York (or any successor thereto) or, (b) if such day is not a Banking Day, such weighted average for the immediately preceding Banking Day for which the same is published or, (c) if such rate is not so published for any day that is a Banking Day, the average (rounded upwards, if necessary, to the next 1/100th of one percent per annum) of the quotations for such day on such transactions received by the Agent from three Federal funds brokers of recognized standing selected by the Agent; provided that, if the Federal Funds Rate would be less than zero on any day, then such rate shall be deemed to be the Floor on such day.

“Federal Reserve System” or “Federal” means the Board of Governors of the Federal Reserve System of the United States of America or any successor thereof.

“Finance Lease” means, at any time:

(a)	subject to subparagraph (b) below, any lease or other arrangement (whether entered into before or after the effective date of IFRS 16) providing for the right of the lessee (or the analogous person) thereunder to use property, real or personal, moveable or immovable (whether or not such lease or other arrangement is intended as security) and which would have been classified as a capital lease in accordance with GAAP as in effect prior to the effective date of IFRS 16; and

(b)	on the giving of a written notice to the Agent that the Borrower no longer wishes to have subparagraph (a) apply (which notice shall be irrevocable), any lease or other arrangement providing for the right of the lessee (or the analogous person) thereunder to use property, real or personal, moveable or immovable (whether or not such lease or other arrangement is intended as security) where the obligations of the lessee (or such other analogous person) thereunder are required to be shown as a liability on the consolidated balance sheet of such lessee (or such other analogous person) in accordance with GAAP as in effect after the effective date of IFRS 16.

“Finance Lease Obligations” means, at any time with respect to any person and without duplication, the amount of the obligations under Finance Leases required to be shown as a liability on the consolidated balance sheet of such person in accordance with applicable GAAP (as specified in the definition of Finance Lease); provided that, unless otherwise expressly provided or the context otherwise requires, references herein to “Finance Lease Obligations” shall be and shall be deemed to be references to Finance Lease Obligations of the Borrower and its Subsidiaries.

“Financial Assistance” means, with respect to any person and without duplication, any loan, guarantee, undertaking to assume, endorsement (other than the routine endorsement of cheques in the ordinary course of business), indemnity, assurance, acceptance, extension of credit, loan purchase, share purchase, equity or capital contribution, investment or other form of direct or indirect financial assistance or support of any other person or any obligation (contingent or otherwise), in each case, primarily for the purpose of enabling another person to incur or pay any Debt or to comply with agreements relating thereto or otherwise to assure or protect creditors of such other person against loss in respect of the Debt of such other person, and includes any guarantee of or indemnity in respect of the Debt of such other person and, in any event includes, any absolute or contingent obligation to (directly or indirectly):

(a)	advance or supply funds for the payment or purchase of any Debt of any other person;

(b)	purchase, sell or lease (as lessee or lessor) any property, assets, goods, services, materials or supplies primarily for the purpose of enabling any person to make payment of Debt or to assure the holder thereof against loss;

(c)	guarantee, indemnify, hold harmless or otherwise become liable to any creditor of any other person from or against any losses, liabilities or damages in respect of Debt;

(d)	make a payment to another for goods, property or services regardless of the non-delivery or non-furnishing thereof to such person for the primary purpose referred to above; or

(e)	make an advance, loan or other extension of credit to or to make any subscription for equity, equity or capital contribution, or investment in or to maintain the capital, working capital, solvency or general financial condition of another person, in each case, for the primary purpose referred to above.

The amount of any Financial Assistance is the amount of any loan or direct or indirect financial assistance or support, without duplication, given, or all Debt of the obligor to which the Financial Assistance relates, unless the Financial Assistance is limited to a determinable amount, in which case the amount of the Financial Assistance is limited to such determinable amount.

“Financial Instrument” means any Interest Hedging Agreement, Currency Hedging Agreement or Commodity Agreement.

“Financial Instrument Demand for Payment” means a demand made by a Lender or its Hedging Affiliate pursuant to a Lender Financial Instrument demanding payment of the Financial Instrument Obligations which are then due and payable relating thereto and shall include any notice under any agreement evidencing a Lender Financial Instrument which, when delivered, would require an early termination thereof and a payment by the Borrower or a Subsidiary in settlement of obligations thereunder as a result of such early termination.

“Financial Instrument Obligations” means obligations arising under Financial Instruments entered into by the Borrower or a Subsidiary to the extent of the net amount due or accruing due by the Borrower or such Subsidiary thereunder.

“Financial Officer” of any person shall mean the principal financial officer of such person.

“Fixed Charge Coverage Ratio” means, as at a Quarter End, the ratio of (a) EBITDA for the 12 months ending as at such Quarter End, to (b) the Fixed Charges for the 12 months ending as at such Quarter End.

“Fixed Charge Event” has the meaning set out in Section 10.2.

“Fixed Charges” of the Borrower in any period, means, on a consolidated basis, the sum of:

(a)	Interest Expense for such period;

(b)	any interest on Debt of another person that is guaranteed by the Borrower or one of its Subsidiaries or secured by a Security Interest on assets of the Borrower or one of its Subsidiaries, whether or not such guarantee or Security Interest is called upon; and

(c)	all scheduled cash dividend payments and dividends by way of Disqualified Stock, in each case, on any series of Preferred Stock made during such period (excluding items eliminated in consolidation).

“Floor” means 0.00% per annum.

“Former Lender” has the meaning set out in Section 10.10.

“Fund” means any person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities.

“Fundamental Transaction” has the meaning set out in Section 9.2(j).

“GAAP” means generally accepted accounting principles which are in effect from time to time in Canada including, for certainty, IFRS (but only to the extent IFRS is adopted by CPA or any successor thereto as generally accepted accounting principles in Canada and, then, subject to such modifications thereto as are agreed by CPA).

“Governmental Authority” means any federal, provincial, state, regional, municipal or local government or any department, agency, board, tribunal or authority thereof or other political subdivision thereof and any entity or person exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government or the operation thereof.

“Governmental Authorization” means an authorization, order, permit, approval, grant, license, consent, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree or demand or the like issued or granted by law or by rule or regulation of any Governmental Authority.

“Guarantee” means any guarantee, indemnity, undertaking to assume, endorse, contingently agree to purchase or to provide funds for the payment of, or otherwise become liable in respect of, any obligation of any person; provided that the amount of each Guarantee shall be deemed to be the amount of the obligation guaranteed thereby, unless the Guarantee is limited to a determinable amount in which case the amount of such Guarantee shall be deemed to be the lesser of such determinable amount and the amount of such obligation.

“Guarantor” means a Material Subsidiary which has executed and delivered the Security to the Agent.

“Hazardous Materials” means any substance or mixture of substances which, if released into the environment, would likely cause, immediately or at some future time, harm, degradation or adverse effect to the environment or to human health or safety or property and includes, but is not limited to, any substance defined as or determined to be a pollutant, contaminant, waste, hazardous waste, hazardous chemical, hazardous substance, toxic substance, deleterious substance, dangerous good or other similarly designated harmful substance under any Environmental Law.

“Hedge Monetization” means the termination, restructuring or unwinding of any Financial Instrument (but, for certainty, excluding the termination thereof on the scheduled maturity date thereof) which:

(a)	was in effect as of the date upon which the Borrowing Base was last determined or redetermined;

(b)	any one or more of the Lenders had attributed lending value thereto; and

(c)	has resulted in payments to the Borrower or a Subsidiary pursuant thereto.

“Hedging Affiliate” means any Affiliate of a Lender which enters into a Financial Instrument; provided that, for certainty, Hedging Affiliate: (a) includes any person who was an Affiliate of the Lender at the time such Financial Instrument was entered into; and (b) does not include any person who becomes a counterparty in the place and stead of such Affiliate by reason of the assignment or novation of such Financial Instrument unless such person is a Lender or an Affiliate of such Lender.

“Hostile Acquisition” means any offer by the Borrower or a Subsidiary of the Borrower to acquire (which shall include an offer to purchase securities, solicitation of an offer to sell securities or an acceptance of an offer to sell securities, whether or not the offer to sell was solicited, or any combination of the foregoing) outstanding securities of any person (other than a private issuer as defined in National Instrument 45-106 - Prospectus and Registration Exemptions or a person whose Equity Interests are directly or indirectly held by one person) (the “Target”) where, as of the date of the offer to acquire, the securities that are subject to the offer to acquire, together with the securities of the Target that are beneficially owned, or over which control or direction is exercised, by the Borrower and its Subsidiaries and any person acting jointly or in concert with any thereof on the date that the offer to acquire is made, constitute, in the aggregate, the lesser of such percentage of outstanding securities as is considered to be a “takeover bid” under any law or regulation applicable to the Target and twenty percent (20%) or more of all of the outstanding securities of that class of securities of the Target (a “Takeover”) and the board of directors or like body of the Target has not approved or recommended approval of the Takeover, provided that if any such Takeover is made pursuant to exemptions from formal takeover bid requirements as provided in (a) Part 4 of Multilateral Instrument 62-104 – “Take-Over Bids and Issuer Bids” and analogous provisions of the Securities Act (Alberta) or in any successor legislation or securities instrument, rule or blanket order, (b) any order of a provincial or territorial securities commission or similar regulatory authority in a province or territory of Canada, or (c) any analogous provisions of the securities laws of any other jurisdiction or in any order, ruling or other form of exemptive relief provided by a securities commission or securities regulatory authority of any other jurisdiction, then it shall not be considered to be a Hostile Acquisition.

“IFRS” means International Financial Reporting Standards including International Accounting Standards and Interpretations together with their accompanying documents which are set by the International Accounting Standards Board, the independent standard-setting body of the International Accounting Standards Committee Foundation (the “IASC Foundation”), and the International Financial Reporting Interpretations Committee, the interpretative body of the IASC Foundation.

“Indemnified Parties” means, collectively, the Agent, the Lenders (including the Operating Lender) and the Co-Lead Arrangers, including a receiver, receiver manager or similar person appointed under applicable law, and their respective shareholders, Affiliates, officers, directors, employees, advisors and agents and “Indemnified Party” means any one of the foregoing.

“Indemnified Taxes” means Taxes other than Excluded Taxes.

“Indemnified Third Party” has the meaning set out in Section 13.3.

“Independent Engineer” means, as of the Effective Date, McDaniel & Associates Consultants Ltd. and includes such other firm or firms of independent engineers as may be selected from time to time by the Borrower and approved by the Majority of the Lenders (acting reasonably) in replacement thereof.

“Information” has the meaning set out in Section 15.1.

“Insolvency Event” has the meaning set out in Section 11.2.

“Interest Expense” of a person, for any period, means interest expense of such person determined on a consolidated basis in accordance with GAAP as the same would be set forth or reflected in a consolidated statement of income of such person and, in any event and without limitation, shall include (without duplication):

(a)	all interest of such person and its Subsidiaries accrued or payable in respect of such period, including capitalized interest and imputed interest with respect to lease obligations;

(b)	all fees of such person and its Subsidiaries (including standby, commitment fees, and fees payable in respect of letters of credit and letters of guarantee and similar instruments supporting obligations which constitute Debt) accrued or payable in respect of such period in respect of any Debt, prorated (as required) over such period;

(c)	any difference between the face amount and the discount proceeds of any commercial paper and other obligations of such person or any Subsidiary thereof issued at a discount, prorated (as required) over such period; and

(d)	all net amounts charged or credited to interest expense under any Interest Hedging Agreements in respect of such period,

but shall exclude interest expense attributable to leases of office space and any other leases which are not Finance Leases; provided that, unless otherwise expressly provided or the context otherwise requires, references herein to “Interest Expense” shall be and shall be deemed to be references to Interest Expense of the Borrower.

“Interest Hedging Agreement” means any interest swap agreement, forward rate agreement, floor, cap or collar agreement, future, derivative or option transaction, insurance or other similar agreement or arrangement, or any combination thereof, entered into by the Borrower or a Subsidiary thereof where the subject matter of the same is interest rates or the price, value or amount payable thereunder is dependent or based upon the interest rates or fluctuations in interest rates in effect from time to time (but, for certainty, shall exclude conventional floating rate debt).

“Interest Payment Date” means:

(a)	with respect to each Canadian Prime Rate Loan and U.S. Base Rate Loan, the last Banking Day of each calendar month; and

(b)	with respect to each SOFR Loan and CORRA Loan, the last day of each applicable Interest Period and in addition, if such Interest Period has a duration of more than three months, the Banking Day occurring every three months after the first day of such Interest Period, provided that, in any case, the Maturity Date or, if applicable, any earlier date on which a Credit Facility is fully cancelled or permanently reduced in full, shall be an Interest Payment Date with respect to all Loans then outstanding under such Credit Facility.

“Interest Period” means:

(a)	in respect of each Canadian Prime Rate Loan and U.S. Base Rate Loan, the period commencing on the applicable Drawdown Date or Conversion Date, as the case may be, and terminating on the date selected by the Borrower hereunder for the Conversion of such Loan to another type of Loan or for the repayment of such Loan;

(b)	in respect of each SOFR Loan, a period of one (1), three (3) or six (6) months or such shorter period as may be agreed to by all of the applicable Lenders (in each case, subject to the market availability thereof), with respect to such SOFR Loan;

(c)	in respect of each CORRA Loan, a period of one (1) or three (3) months or such shorter period as may be agreed to by all of the applicable Lenders (in each case, subject to the market availability thereof), with respect to such CORRA Loan; and

(d)	with respect to each Letter of Credit, the period commencing on the date of issuance of such Letter of Credit and terminating on the last day such Letter of Credit is outstanding;

provided that in any case (i) the Interest Period shall commence on the date of a Drawdown or Rollover of, or a Conversion to, a Loan and, in the case of immediately successive Interest Periods, the last day of each Interest Period shall also be the first day of the next Interest Period whether with respect to the same or another Loan; (ii) the last day of each Interest Period shall be a Banking Day and, if the last day of an Interest Period selected by the Borrower is not a Banking Day, the Borrower shall be deemed to have selected an Interest Period the last day of which is the Banking Day next following the last day of the Interest Period selected unless such next following Banking Day falls in the next calendar month in which event the Borrower shall be deemed to have selected an Interest Period the last day of which is the Banking Day immediately preceding the last day of the Interest Period selected by the Borrower; (iii) any Interest Period that begins on the last Banking Day of a calendar month (or on a day for which there is not a numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Banking Day of the relevant calendar month at the end of such Interest Period; (iv) no tenor that has been removed from this definition pursuant to Section 12.1(4) shall be available for specification in such Drawdown Notice, Rollover Notice or Conversion Notice; and (v) the last day of all Interest Periods for Loans outstanding under a given Credit Facility shall expire on or prior to the Maturity Date applicable thereto, subject, however, in the case of Letters of Credit, to the provisions of Section 6.2.

“Interest Rate Illegality Notice” has the meaning set out in Section 12.4(b).

“Investment” means any one or more of the following: (a) any purchase or other acquisition of Equity Interests or other securities of any person; (b) any form of Financial Assistance to or for the benefit of any person; (c) any loan to any person; (d) any other extension of credit to any person, other than in the ordinary course of business; (e) any capital contribution to any other person; and (f) any purchase or other acquisition of any assets, property or undertaking other than an acquisition in the ordinary course of business of the purchaser.

“Judgment Conversion Date” has the meaning set out in Section 13.4(1).

“Judgment Currency” has the meaning set out in Section 13.4(1).

“Junior Debt Creditors” means, collectively, the lenders (including holders of any bonds, debentures, notes or other evidence of indebtedness under any Junior Debt Financing Agreement), and any administrative or collateral agents or trustees from time to time under any Junior Debt Financing Agreement.

“Junior Debt Financing Agreement” means any credit agreement, indenture or other principal financing document by and between the Borrower and the Junior Debt Creditors or any administrative or collateral agent or trustee in respect of Permitted Junior Debt, governing the terms and conditions of Permitted Junior Debt as such agreement, indenture or other document may be amended, restated, supplemented or replaced from time to time as permitted hereunder and, if applicable, under a Second Lien Intercreditor Agreement.

“LC Facility” means the EDC Guaranteed LC Facility, the Existing Trafigura Facility, or a letter of credit facility with any Lender providing for revolving or non-revolving credit loans or other arrangements for the purposes of issuing letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced in whole or in part from time to time.

“Lender Financial Instrument” means a Financial Instrument entered into between a Lender or a Hedging Affiliate and the Borrower or a Material Subsidiary.

“Lender Financial Instrument Obligations” means, collectively, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, mature or not) of the Borrower and its Subsidiaries under, pursuant or relating to any and all Lender Financial Instruments.

“Lender Insolvency Event” means, in respect of a given Lender, such Lender or its Lender Parent:

(a)	is dissolved (other than pursuant to a consolidation, amalgamation or merger);

(b)	becomes insolvent, is deemed insolvent by applicable law or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;

(c)	makes a general assignment, arrangement or composition with or for the benefit of its creditors;

(d)	(i) institutes, or has instituted against it by a regulator, supervisor or any similar Governmental Authority with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organization or the jurisdiction of its head or home office, (A) a proceeding pursuant to which such Governmental Authority takes control of such Lender’s or Lender Parent’s assets, (B) a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy, insolvency or winding-up law or other similar law affecting creditors’ rights, or (C) a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar Governmental Authority; or (ii) has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy, insolvency or winding-up law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation, and such proceeding or petition is instituted or presented by a person or entity not described in clause (i) above and either (A) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or (B) is not dismissed, discharged, stayed or restrained in each case within 15 days of the institution or presentation thereof;

(e)	has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);

(f)	seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or a substantial portion of all of its assets;

(g)	has a secured party take possession of all or a substantial portion of all of its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case, within 15 days thereafter;

(h)	causes or is subject to any event with respect to it which, under the applicable law of any jurisdiction, has an analogous effect to any of the events specified in subparagraphs (a) to (g) above, inclusive; or

(i)	takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing.

“Lender Parent” means any person that directly or indirectly controls a Lender and, for the purposes of this definition, “control” shall have the same meaning as set forth in the definition of “Affiliate” contained herein.

“Lenders’ Counsel” means the firm of Norton Rose Fulbright Canada LLP or such other firm of legal counsel as the Agent may from time to time designate.

“Letter of Credit” or “LC” means a letter of credit in form satisfactory to and issued by the Operating Lender acting at the request of and in accordance with the instructions of the Borrower, to make payment in accordance with the terms and conditions thereof of an amount to or to the order of a third party.

“Loan” means a Canadian Prime Rate Loan, U.S. Base Rate Loan, SOFR Loan, CORRA Loan or Letter of Credit outstanding hereunder.

“Loan Parties” means the Borrower and all Guarantors and “Loan Party” means any of them.

“Lowest Borrowing Base Lender” has the meaning set forth in Section 2.22.

“Majority of the Lenders” means:

(a)	when there are two or fewer Lenders, all of the Lenders; and

(b)	when there are three or more Lenders, those Lenders, the Commitments of which are, in the aggregate, at least 66⅔% of the Commitments of all Lenders hereunder.

“Material Acquisition” means an acquisition (whether in one transaction or in a series of related transactions and including an acquisition by way of an amalgamation) by the Borrower or any of its Subsidiaries of (a) assets or (b) Equity Interests in a person who becomes a Subsidiary of the Borrower, in each case, which increases Consolidated Assets or EBITDA, in either case, by more than 10% (net of the amount of any related Dispositions).

“Material Adverse Effect” means a material adverse effect on:

(a)	the financial condition of the Borrower and its Subsidiaries on a consolidated basis and taken as a whole;

(b)	the ability of the Borrower and the Material Subsidiaries to observe or perform their respective material obligations under the Documents to which any of them is a party or the validity or enforceability of such Documents or any material provision thereof;

(c)	the property, business, operations, liabilities or capitalization of the Borrower and its Subsidiaries on a consolidated basis and taken as a whole; or

(d)	the Security, the Security Interests created thereunder or the priority thereof or any material right or remedy of the Agent or Lenders thereunder.

“Material Disposition” means a sale, transfer or other Disposition (whether in one transaction or in a series of related transactions) by the Borrower or any of its Subsidiaries of (a) assets or (b) Equity Interests in a Subsidiary of the Borrower, in each case, which decreases Consolidated Assets or EBITDA, in either case, by more than 10% (net of the amount of any related acquisitions).

“Material Subsidiary” means any Subsidiary of the Borrower which:

(a)	has consolidated assets equal to or greater than 5.0% of the Consolidated Assets;

(b)	has EBITDA attributable thereto equal to or greater than 5.0% of EBITDA of the Borrower in the immediately preceding 12 months;

(c)	owns or holds, directly or indirectly (whether through the ownership of or investments in other Subsidiaries or otherwise) any ownership interest in any reserves of Petroleum Substances which are included for purposes of the determination of the Borrowing Base;

(d)	has guaranteed or otherwise become liable for any Debt other than under the Credit Facilities or intercompany Permitted Debt referred to in subparagraph (c) of the definition of Permitted Debt; or

(e)	to the extent it is not a Material Subsidiary pursuant to paragraphs (a), (b), (c) or (d) above, is from time to time designated by the Borrower as a Designated Material Subsidiary in accordance with Section 10.1.

“Maturity Date” means, (a) in respect of the Syndicated Facility and the Obligations owing under or pursuant to the Syndicated Facility, the Syndicated Facility Maturity Date, and (b) in respect of the Operating Facility and the Obligations owing under or pursuant to the Operating Facility, the Operating Facility Maturity Date.

“Moody’s” means Moody’s Ratings, a division of Moody’s Investors Service, Inc., its Affiliates and their respective successors thereto.

“NBC” means National Bank of Canada, its successors and assigns.

“Net Income” of any person for any financial period for which it is being determined, means the net income (or net loss) of such person determined on a consolidated basis in accordance with GAAP, for such period, provided that, unless otherwise expressly provided or the context otherwise requires, references herein to “Net Income” shall be and shall be deemed to be references to Net Income of the Borrower.

“New Rules” has the meaning set out in Section 12.2(2).

“Non-Extending Lender” has the meaning set out in Section 2.19(3).

“Non-Financial LCs” means Letters of Credit which are not “direct credit substitutes” within the meaning of the Capital Adequacy Requirements (or within the meaning of the analogous provisions of other Applicable Laws or other applicable guidelines), as determined by the Operating Lender, acting reasonably.

“Notice of Non-Extension” has the meaning set out in Section 2.19(3).

“Obligations” means, collectively and at any time and from time to time, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Borrower and its Subsidiaries to the Lenders or the Agent under, pursuant or relating to the Credit Facilities or the Documents and whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and including all principal, interest, fees, legal and other costs, charges and expenses, and other amounts payable by the Borrower under this Agreement.

“OFAC” means The Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Officer’s Certificate” means a certificate or notice (other than a Compliance Certificate) signed by any one of the chief executive officer, president, chief financial officer, chief operating officer, a vice president or corporate secretary of the Borrower or a Subsidiary thereof, as the case may be, (including, in the case of a partnership, trust or other person, a certificate or notice signed by such an officer of a general partner, managing partner, trustee, administrator or other similar person of or with respect to such partnership, trust or other person); provided, however, that Drawdown Notices, Conversion Notices, Rollover Notices and Repayment Notices shall be executed on behalf of the Borrower by any one of the foregoing persons or such other persons as may from time to time be designated by written notice from the Borrower to the Agent.

“Operating Facility” means the credit facility in the maximum principal amount of Cdn.$30,000,000 or the Equivalent Amount thereof in United States Dollars to be made available to the Borrower by the Operating Lender in accordance with the provisions hereof, subject to any reduction in accordance with the provisions hereof.

“Operating Facility Commitment” means the commitment by a Lender under the Operating Facility to provide the amount of Canadian Dollars (or the Equivalent Amount thereof in United States Dollars) set forth opposite its name in Schedule A annexed hereto, subject to any reduction in accordance with the terms hereof.

“Operating Facility Extension Request” has the meaning set out in Section 2.20(1).

“Operating Facility Maturity Date” means November 30, 2027, or such later date to which the same may be extended in accordance with Section 2.20.

“Operating Facility Notice of Non-Extension” has the meaning set out in Section 2.20(1).

“Operating Lender” means the Lender having the Operating Facility Commitment, being Bank of Montreal on the date hereof.

“Order” has the meaning set out in Section 6.7(5).

“OSFI” means the Office of the Superintendent of Financial Institutions Canada (or any successor thereto).

“Outstanding Principal” means, at any time, the aggregate of (a) the principal amount of all outstanding Canadian Prime Rate Loans and CORRA Loans, (b) the Equivalent Amount in Canadian Dollars of the principal amount of all outstanding U.S. Base Rate Loans and SOFR Loans, (c) the maximum amount available to be drawn under all outstanding Letters of Credit denominated in Canadian Dollars, and (d) the Equivalent Amount in Canadian Dollars of the maximum amount available to be drawn under all outstanding Letters of Credit denominated in United States Dollars.

“Overdraft Loans” has the meaning set out in Section 2.2(a).

“P&NG Leases” means, collectively, any and all documents of title including leases, reservations, permits, licences, unit agreements, assignments, trust declarations, participation, exploration, farm-out, farm-in, royalty, purchase or other agreements by virtue of which the Borrower or any Subsidiary thereof is entitled to explore for, drill for, recover, take or produce Petroleum Substances of any kind whatsoever from or with respect to P&NG Rights owned by the Borrower or any Subsidiary thereof (as applicable), or to share in the production or proceeds of production or any part thereof or proceeds of royalty, production, profits or other interests out of, referable to or payable in respect of Petroleum Substances of any kind whatsoever from or with respect to P&NG Rights owned by the Borrower or any Subsidiary thereof (as applicable), and the rights of the Borrower or a Subsidiary thereof (as applicable) thereunder.

“P&NG Rights” means all of the right, title, estate and interest, whether contingent or absolute, legal or beneficial, present or future, vested or not, and whether or not an “interest in land”, of the Borrower and its Subsidiaries in and to any of the following, by whatever name the same are known:

(a)	rights to explore for, drill for and produce, take, save or market Petroleum Substances;

(b)	rights to a share of the production of Petroleum Substances;

(c)	rights to a share of the proceeds of, or to receive payments calculated by reference to the quantity or value of, the production of Petroleum Substances;

(d)	rights to acquire any of the rights described in subparagraphs (a) through (c) of this definition;

(e)	interests in any rights described in subparagraphs (a) through (d) of this definition; and

(f)	all extensions, renewals, replacements or amendments of or to the foregoing items described in subparagraphs (a) through (e) of this definition;

and including interests and rights known as working interests, royalty interests, overriding royalty interests, gross overriding royalty interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests, economic interests and other interests and fractional or undivided interests in any of the foregoing and freehold, leasehold or other interests.

“Payment Recipient” has the meaning set out in Section 14.15(a).

“Pension Plan” means any retirement or pension benefit plan that is established by a person for the benefit of its employees that requires such person to make periodic payments or contributions.

“Periodic Term CORRA Determination Day” has the meaning set out in the definition of “Term CORRA”.

“Permitted Contest” means action taken by or on behalf of the Borrower or a Subsidiary thereof in good faith by appropriate proceedings diligently pursued to contest a Tax, claim or Security Interest, provided that:

(a)	the person to which the Tax, claim or Security Interest being contested is relevant (and, in the case of a Subsidiary of the Borrower, the Borrower on a consolidated basis) has established reasonable reserves therefor if and to the extent required by GAAP;

(b)	proceeding with such contest does not have, and would not reasonably be expected to have, a Material Adverse Effect; and

(c)	proceeding with such contest will not create a material risk of sale, forfeiture or loss of, or interference with the use or operation of, a material part of (i) the Borrowing Base Properties or (ii) any other property, asset or undertaking which has a fair market value greater than the Threshold Amount.

“Permitted Debt” means the following:

(a)	the Obligations;

(b)	Cash Management Obligations to the extent they constitute “Debt”;

(c)	any Debt owing by a Subsidiary to the Borrower, by a Subsidiary to a Material Subsidiary and by the Borrower to a Material Subsidiary;

(d)	Debt owing to the lender under any LC Facility (including Debt owing to the EDC Guaranteed LC Facility Provider pursuant to the EDC Guaranteed LC Facility); provided that, the aggregate face amount of all letters of credit issued under such LC Facilities shall not exceed Cdn.$[Redacted – amount] (or the Equivalent Amount thereof);

(e)	Permitted Junior Debt and any Permitted Refinancing Debt incurred to refund, refinance or replace any such Permitted Junior Debt;

(f)	Debt consisting of Financial Assistance permitted under Section 9.2(l); and

(g)	(i) Purchase Money Obligations of the Borrower or any Subsidiary, (ii) Finance Lease Obligations (for certainty, excluding Sale-Leasebacks); (iii) Sale-Leasebacks; and (iv) Debt which is not otherwise Permitted Debt, provided that the aggregate principal outstanding amount of such Debt set forth in the foregoing clauses (i) to (iv), inclusive, of this subparagraph (g), does not, at any time, exceed the Threshold Amount (or the Equivalent Amount thereof in United States Dollars or the equivalent thereof in any other currency).

“Permitted Dispositions” means, in respect of the Loan Parties, any one or more of the following:

(a)	Disposition of P&NG Rights (and related tangibles) resulting from any farmout, pooling or unitization entered into in the ordinary course of business and in accordance with sound industry practice when, in the reasonable judgment of the applicable Loan Party, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such P&NG Rights;

(b)	a Disposition by a Loan Party in the ordinary course of business and in accordance with sound industry practice of tangible personal property that is obsolete, no longer useful for its intended purpose or being replaced in the ordinary course of business;

(c)	a Disposition by a Loan Party of its interest in machinery, equipment or other tangible personal property for which Purchase Money Obligations or Finance Lease Obligations were incurred and which obligations are fully repaid concurrently with such sale or disposition;

(d)	a Disposition of assets (including Equity Interests) by one Loan Party to another Loan Party;

(e)	any other Disposition of assets (including mineral properties) of a Loan Party, other than Borrowing Base Properties, provided that such Disposition: (i) does not include P&NG Rights which comprise or relate to proved or probable reserves (for certainty, such restriction does not include and is not intended to apply to sales of Petroleum Substances actually produced and taken pursuant to P&NG Rights, as opposed to such P&NG Rights themselves); and (ii) is made in the ordinary course of business;

(f)	any abandonment of P&NG Rights in the ordinary course of business and in accordance with sound industry practice;

(g)	any Disposition of current production from P&NG Rights made in the ordinary course of business;

(h)	a Disposition of cash and Cash Equivalents to make a bona fide payment of indebtedness, liabilities or other obligations, in each case, not otherwise prohibited by the terms of this Agreement; and

(i)	any Sale-Leaseback; provided that the obligations of the applicable Loan Party after giving effect to any such Sale-Leaseback is Permitted Debt under subparagraph (g) of the definition thereof and such Sale-Leaseback is not otherwise prohibited by this Agreement.

“Permitted Distribution” means:

(a)	any Distribution by a Loan Party to another Loan Party;

(b)	any Distribution to the extent payable solely in common or preferred shares of the Borrower or wholly funded from the proceeds of a concurrent issuance of common shares of the Borrower; and

(c)	any other Distribution, provided that, at the time of any such Distribution, and on a pro forma basis after giving effect to such Distribution:

(i)	there are then no non-Extending Lenders;

(ii)	other than outstanding Letters of Credit, no Loans shall be outstanding under this Agreement;

(iii)	no Borrowing Base Shortfall, Default or Event of Default has occurred and is continuing or would occur as a consequence of such Distribution;

(iv)	the Debt to EBITDA Ratio is not greater than 1.00:1.00; and

(v)	the Fixed Charge Coverage Ratio is greater than or equal to 2.25:1.00.

“Permitted Encumbrances” means, as at any particular time, any of the following Security Interests on the property or any part of the property of the Borrower or any Subsidiary thereof:

(a)	liens for Taxes, assessments or governmental charges not at the time due or delinquent or, if due or delinquent, the validity of which is being contested at such time by a Permitted Contest;

(b)	deemed liens and trusts arising by operation of law in connection with workers’ compensation, employment insurance and other social security legislation, in each case, which secure obligations not at the time due or delinquent or, if due or delinquent, the validity of which is being contested at such time by a Permitted Contest;

(c)	liens under or pursuant to any judgment rendered, or claim filed, against the Borrower or a Subsidiary thereof, which the Borrower or such Subsidiary (as applicable) shall be contesting at such time by a Permitted Contest;

(d)	undetermined or inchoate liens and charges incidental to construction, maintenance or current operations which have not at such time been registered or filed pursuant to applicable law against the Borrower or a Subsidiary thereof or the subject property or which relate to obligations not due or delinquent or, if due or delinquent, the validity of which is being contested at the time by a Permitted Contest;

(e)	liens incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the exploration, development or operation of P&NG Rights and related production or processing facilities in which such person has an interest or the transmission of Petroleum Substances as security in favour of any other person conducting or participating in the exploration, development, operation, production, processing or transmission of the property to which such liens relate, for the Borrower’s or any Subsidiary’s portion of the costs and expenses of such exploration, development, operation, production, processing or transmission, provided that such costs or expenses are not due or delinquent or, if due or delinquent, the validity of which is being contested at the time by a Permitted Contest;

(f)	liens for penalties arising under non-participation or independent operations provisions of operating or similar agreements in respect of the Borrower’s or any Subsidiary’s P&NG Rights, provided that such liens do not materially detract from the value of any material part of the property of the Borrower and its Subsidiaries, taken as a whole;

(g)	any right of first refusal or other preferential rights of purchase in favour of any person granted in the ordinary course of business with respect to all or any of the P&NG Rights of the Borrower or any Subsidiary thereof;

(h)	easements, rights of way, servitudes or other similar rights in land (including, without in any way limiting the generality of the foregoing, rights of way and servitudes for railways, sewers, drains, gas and oil and other pipelines, gas and water mains, electric light and power and telecommunication, telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved or taken by other persons which individually or in the aggregate do not materially detract from the value of the land concerned or materially impair its use in the operation of the business of the Borrower and its Subsidiaries, taken as a whole;

(i)	the right reserved to or vested in any Governmental Authority by the terms of any lease, license, franchise, grant or permit or by any Applicable Laws, to terminate any such lease, license, franchise, grant or permit or to require payment of rent or other periodic payments as a condition of the continuance thereof;

(j)	rights of general application reserved to or vested in any Governmental Authority to levy taxes on any of the assets or the income therefrom, or to limit, control or regulate any of the assets, or operations pertaining thereto, in any manner;

(k)	security given by the Borrower or a Subsidiary thereof to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or other authority in connection with the operations of the Borrower or such Subsidiary (as applicable), all in the ordinary course of its business which individually or in the aggregate do not materially detract from the value of the asset concerned or materially impair its use in the operation of the business of the Borrower and its Subsidiaries, taken as a whole;

(l)	the reservation in any original grants from the Crown or lessor of any land or interests therein and statutory exceptions and reservations to title;

(m)	any encumbrance or agreement relating to pooling or a plan of unitization affecting the property of the Borrower or a Subsidiary thereof, or any part thereof;

(n)	royalties, net profits and other interests and obligations arising in accordance with standard industry practice and in the ordinary course of business, under P&NG Leases in which the Borrower or a Subsidiary thereof have any interest;

(o)	Security Interests granted pursuant to the Security or otherwise granted in favour of the Agent securing Secured Obligations;

(p)	Security Interests in favour of Junior Debt Creditors securing the obligations of the Borrower and/or the Guarantors under or pursuant to: (i) Permitted Junior Debt and any Junior Debt Financing Agreement and (ii) any agreements, instruments or other documents evidencing any Permitted Refinancing Debt incurred to refund, refinance or replace any Permitted Junior Debt which, in each case, is subject to a Second Lien Intercreditor Agreement;

(q)	any lease which is not a Finance Lease, provided that the same is not a Sale-Leaseback;

(r)	bankers’ liens, rights of set-off and other similar liens existing solely with respect to cash and Approved Securities on deposit in one or more accounts maintained by the Borrower or any of its Subsidiaries, in each case, granted in the ordinary course of business in favour of the Lender or Lenders with which such accounts are maintained, securing amounts owing to such Lender with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements;

(s)	Security Interests existing solely with respect to cash and Approved Securities on deposit in an Excluded Reserve Account;

(t)	to the extent constituting Security Interests, Financial Assistance permitted under this Agreement;

(u)	landlords’ liens or any other rights of distress reserved in or exercisable under any lease of real property for rent and for compliance with the terms of such lease; provided that such lien does not attach generally to all or substantially all of the undertaking, assets and property of the Borrower or any Subsidiary;

(v)	deposits to secure performance of (i) bids, tenders, contracts (other than contracts for the payment of money) or (ii) leases of real property (other than P&NG Leases) entered into in the ordinary course of business, in each case, to which the Borrower or a Subsidiary is a party;

(w)	Security Interests resulting from the deposit of cash or Approved Securities as security when the Borrower or a Subsidiary is required to do so by a Governmental Authority or by normal business practice in connection with contracts, licenses or tenders or similar matters in the ordinary course of business and for the purpose of carrying on the same, or to secure workers’ compensation, surety or appeal bonds or to secure costs of litigation when required by Applicable Law;

(x)	minor defects of title which, individually and in the aggregate, do not materially affect the right of ownership of the Borrower or its Subsidiary in the P&NG Rights or the right of the Borrower or its Subsidiary to utilize the P&NG Rights to conduct its business;

(y)	Security Interests:

(i)	securing Finance Lease Obligations, provided that such Security Interests shall attach only to the property subject to the lease giving rise to such Finance Lease Obligations and provided further that such Finance Lease Obligations are Permitted Debt;

(ii)	securing a Purchase Money Obligation, provided that such Security Interests shall attach only to the property acquired in connection with which such Purchase Money Obligation was incurred (and proceeds thereof) and provided further that such Purchase Money Obligation is Permitted Debt; and

(iii)	which are not otherwise Permitted Encumbrances, provided that such Security Interests do not attach generally to all or substantially all of the undertaking, assets and property of the Borrower or any Subsidiary thereof (such as a Security Interest in the nature of a floating charge on all or substantially all of the undertaking, assets and property of a person), provided that the aggregate principal amount of obligations secured by the foregoing does not at any time exceed the Threshold Amount (or the Equivalent Amount thereof in United States Dollars or the equivalent amount thereof in any other currency); and

(z)	any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Security Interest referred to in the preceding subparagraphs (a) to (y) inclusive of this definition, so long as any such extension, renewal or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest extended, renewed or replaced (plus improvements on such property) and the indebtedness or obligation secured thereby is not increased, provided that nothing in this definition shall in and of itself cause the Obligations hereunder to be subordinated in priority of payment to any such Permitted Encumbrance or cause any Security Interests in favour of the Lenders or the Agent on behalf of the Lenders to rank subordinate to any such Permitted Encumbrance.

“Permitted Hedging” means Financial Instruments entered into by the Borrower and its Material Subsidiaries:

(a)	which are entered into in the ordinary course of business and for hedging purposes and not for speculative purposes (determined, where relevant, by reference to GAAP); for certainty, Interest Hedging Agreements having as a subject matter principal amounts (either individually or in the aggregate, but determined on a net basis taking into account transactions or agreements entered into to reverse the position or limit the exposure under an existing Interest Hedging Agreement) greater than the aggregate liability of the Borrower and its Subsidiaries for borrowed money shall be deemed to be for speculative purposes;

(b)	which have a term of 3 years or less (for certainty, for all purposes relating hereto and to the other Documents, (i) the term of any Financial Instrument shall commence on the date that the Financial Instrument in question is entered into notwithstanding the fact that the effective date of such Financial Instrument, or other date from which payments or deliveries are to be made or determined thereunder, is subsequent to the date such Financial Instrument is entered into and (ii) without limiting the foregoing, and in addition thereto, the term of a swap transaction or other transaction entered into pursuant to or governed by a Master Agreement published by the International Swaps and Derivatives Association, Inc. (including by International Swap Dealers Association, Inc.) or any successor thereto shall commence on the trade date thereof); and

(c)	which, taken in the aggregate with other outstanding Financial Instruments and as determined at the time such Financial Instrument is entered into, shall not result in the Borrower and its Subsidiaries having entered into:

(i)	Currency Hedging Agreements or Interest Hedging Agreements in excess of 70% of the underlying exposure of the Borrower and its Subsidiaries to the risk hedged or sought to be hedged by such Financial Instruments;

(ii)	Commodity Agreements where the aggregate daily quantity of Petroleum Substances which are the subject matter thereof exceeds:

(A)	80%, of the Borrower’s and its Subsidiaries aggregate average daily production (net of royalties) of:

(I)	oil (including natural gas liquids) and bitumen, in the case of oil (including natural gas liquids) and bitumen; or

(II)	natural gas, in the case of natural gas; or

(B)	70%, of the Borrower’s and its Subsidiaries aggregate average daily consumption of natural gas, in the case of natural gas,

in each case, in the fiscal quarter immediately preceding the entering into of such Commodity Agreement, but after giving effect, on a pro forma basis, (x) to acquisitions and Dispositions during such fiscal quarter and (y) to adjustments to the extent necessary to exclude short-term (30 days or less) interruptions of production in such fiscal quarter; or

(iii)	Commodity Agreements where the subject matter thereof is electricity and where the hourly quantity or notional quantity of electricity which is the subject matter thereof exceeds 70% of the Borrower’s and its Subsidiaries’ average hourly consumption of electricity in the fiscal quarter immediately preceding the entering into of such Commodity Agreement.

“Permitted Investments” means:

(a)	Investments by the Borrower or a Wholly-Owned Subsidiary in or to the Borrower or another Wholly-Owned Subsidiary;

(b)	Investments comprising the extension of credit by the Borrower or any one or more of its Material Subsidiaries for sales of inventory by the Borrower or any one or more of its Material Subsidiaries, in each case, in the ordinary course of business and which are recorded in accordance with GAAP as accounts receivable in the consolidated financial statements of the Borrower; and

(c)	any other Investment set forth in subparagraphs (a) through (f), inclusive, of the definition thereof which is not otherwise permitted pursuant to subparagraph (a) or (b) of this definition if the amount of such Investment, together with the aggregate amount of all Investments set forth in subparagraphs (a) through (f), inclusive, of the definition of Investments previously made pursuant to this subparagraph (c) since the last determination of the Borrowing Base, is not in excess of the Threshold Amount.

“Permitted Junior Debt” means all Debt created, incurred or issued by the Borrower and which is owing to the Junior Debt Creditors pursuant to the terms of a Junior Debt Financing Agreement, which Debt complies with all of the following criteria:

(a)	the aggregate principal amount of all such Debt at any one time outstanding shall not exceed Cdn.$100,000,000 (or the Equivalent Amount thereof), except to the extent any such excess is attributable to: (i) the capitalization of interest thereon or (ii) fluctuations in the exchange rate of the currency in which such Debt is denominated;

(b)	if such Debt is secured, such Debt shall be secured ranking as a second lien behind the Security Interests created by the Security and shall be subject to a Second Lien Intercreditor Agreement;

(c)	such Debt shall have a final maturity in respect of repayment of principal later than one year after the latest then current Maturity Date in effect at the time such Debt is created, incurred, assumed or guaranteed;

(d)	such Debt does not provide for:

(i)	scheduled cash principal payments prior to the then latest Maturity Date in effect at the time such Permitted Junior Debt is created, incurred or issued;

(ii)	mandatory redemption, purchase for cancellation or other repayment thereof (including any defeasance) in a circumstance when the Borrower is not also required to repay all Secured Obligations prior thereto; or

(iii)	cross-default to other Debt (as opposed to cross-acceleration thereto or a payment default on maturity) or any maintenance financial tests (as opposed to an incurrence test); and

(e)	no Default or Event of Default is continuing at the time such Debt is created, incurred, assumed or guaranteed or would exist immediately thereafter; and

(f)	the terms of such Debt shall not be more restrictive than the terms of this Agreement, taken as a whole (disregarding, for clarity, any customary terms in the “high yield” debt market which are not included in this Agreement).

“Permitted Refinancing Debt” means any Debt of the Borrower or any of its Material Subsidiaries issued in exchange for, or the net proceeds of which are solely used to extend, refinance, renew, replace, defease or refund Permitted Junior Debt of the Borrower or any of its Material Subsidiaries; provided that:

(a)	the principal amount (or accreted value, if applicable) of such Debt does not exceed the principal amount (or accreted value, if applicable) of the Permitted Junior Debt extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Debt and the amount of all expenses and premiums incurred in connection therewith);

(b)	such Debt has a final maturity date not earlier than the later of (i) one year after the then latest Maturity Date in effect and (ii) the final maturity date of the Debt being extended, refinanced, renewed, replaced, defeased or refunded;

(c)	such Debt does not provide for:

(i)	scheduled cash principal payments prior to the first anniversary after the then latest Maturity Date in effect at the time such Debt is created, incurred or issued;

(ii)	mandatory redemption, purchase for cancellation or other repayment thereof (including any defeasance) in a circumstance when the Borrower is not also required to repay all Secured Obligations prior thereto; or

(iii)	cross-default to other Debt (as opposed to cross-acceleration thereto or a payment default on maturity) or any maintenance financial tests (as opposed to an incurrence test);

(d)	the covenants and terms of such Debts are no more restrictive, taken as a whole, than the terms of the Permitted Junior Debt being extended, refinanced, renewed, replaced, defeased or refunded;

(e)	no Default or Event of Default is continuing at the time creation, incurrence or issuance of such Debt or would exist immediately thereafter;

(f)	if such Debt is secured, such security shall be subordinated to the Security Interests created by the Security pursuant to the terms of a Second Lien Intercreditor Agreement; and

(g)	such Debt is incurred either by (i) the Borrower or (ii) the Material Subsidiary who is the obligor on the Debt being extended, refinanced, renewed, replaced, defeased or refunded.

“Petroleum Substances” means any one or more of crude oil, oil sands, crude bitumen, synthetic crude oil, petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing, including hydrogen sulphide and sulphur.

“Platform” has the meaning set out in Section 15.17.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution or winding up.

“Prepaid Obligations” means “take or pay”, forward sale, prepaid or similar liabilities of a person whereby such person is obligated to settle, at some future date, an obligation in respect of Petroleum Substances, whether by deliveries (accelerated or otherwise) of Petroleum Substances, the payment of money or otherwise, including the transfer of any Petroleum Substances, whether in place or when produced, for a period of time until, or of an amount such that, the lender or purchaser will realize therefrom a specified amount of money (however determined, including by reference to interest rates or other factors which may not be fixed) or a specified amount of such products or any interest in property of the character commonly referred to as a “production payment” and all such obligations for which such person is liable without having received and retained a payment therefor or having assumed such obligation; provided that, for certainty, “Prepaid Obligations” shall not include obligations for the transportation, processing or shipment of Petroleum Substances pursuant to agreements therefor entered into in the ordinary course of business.

“Purchase Money Obligation” means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals or refundings of any such obligation, provided that the principal amount of such obligation outstanding on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and any improvements or accessions thereto or proceeds thereof.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 USC 5390(c)(8)(D).

“QFC Credit Support” has the meaning set out in Section 10.11(1).

“Qualified ECP Guarantor” means, in respect of any Financial Instrument Obligation, as applicable, the Borrower or a Subsidiary (that provides a guarantee to the Agent, the Lenders, the Hedging Affiliates and the Cash Managers) that has total assets exceeding U.S.$10,000,000 at the time the relevant guarantee or grant of the relevant security interest becomes effective with respect to such Financial Instrument Obligation or such other person as constitutes an “eligible contract participant” under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another person to qualify as an “eligible contract participant” at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

“Quarter End” means March 31, June 30, September 30 and December 31 in each year.

“Rateable” and “Rateably” means, at any date of determination, the proportion that the Equivalent Amount in Canadian Dollars of the amount of the Obligations, Cash Management Obligations and Lender Financial Instrument Obligations of any Lender (including, for certainty, as each Cash Manager) and Hedging Affiliates thereof bears to the aggregate of the Equivalent Amount in Canadian Dollars of the Obligations, Cash Management Obligations and Lender Financial Instrument Obligations of all Lenders and Hedging Affiliates, as determined at the Adjustment Time.

“Rateable Portion” means, as regards any Lender, with regard to any amount of money:

(a)	in respect of the Syndicated Facility and Drawdowns, Conversions, Rollovers and Loans and other amounts payable thereunder, the product obtained by multiplying that amount by the quotient obtained by dividing (i) that Lender’s Syndicated Facility Commitment by (ii) the aggregate of all of the Lenders’ Syndicated Facility Commitments; and

(b)	in respect of the Operating Facility and Drawdowns, Conversions, Rollovers and Loans and other amounts payable thereunder, the product obtained by multiplying that amount by the quotient obtained by dividing (i) that Lender’s Operating Facility Commitment by (ii) the aggregate of all of the Lenders’ Operating Facility Commitments.

“Realization Proceeds” has the meaning set out in Section 11.7.

“Related Party” means any person which is any one or more of the following:

(a)	an Affiliate of the Borrower or any Subsidiary thereof;

(b)	a unitholder, shareholder or partner of the Borrower or any Subsidiary which, together with all Affiliates of such person, owns or controls, directly or indirectly, more than 10% of the Equity Interests (however designated) of the Borrower or any Subsidiary, or an Affiliate of any such unitholder, shareholder or partner;

(c)	an officer, director or trustee of any of the foregoing; and

(d)	a person which does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) with the Borrower and its Subsidiaries.

“Release” means any release, spill, emission, leak, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment including the movement of Hazardous Materials through ambient air, soil, surface water, ground water, wetlands, land or sub surface strata.

“Relevant Governmental Body” means:

(a)	in respect of any SOFR Loan (or any Benchmark Replacement thereof), the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto; and

(b)	in respect of CORRA Loan (or any Benchmark Replacement thereof), the Bank of Canada, or a committee officially endorsed or convened by the Bank of Canada, or any successor thereto.

“Relevant Jurisdiction” means any jurisdiction in Canada in which the aggregate ARO Liabilities of the Borrower and its Subsidiaries in such jurisdiction exceed 10% of the then applicable Borrowing Base.

“Repayment Notice” means a notice substantially in the form annexed hereto as Schedule F to be given to the Agent by the Borrower pursuant hereto.

“Requested Lenders” has the meaning set out in Section 2.19.

“Required Permits” means all Governmental Authorizations which are necessary at any given time for the Borrower and each of its Subsidiaries to own and operate its property, assets, rights and interests or to carry on its business and affairs.

“Resolution Authority” means, with respect to an EEA Financial Institution, an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Rollover” means:

(a)	with respect to any SOFR Loan or CORRA Loan, the continuation of all or a portion of such Loan (subject to the provisions hereof) for an additional Interest Period subsequent to the initial or any subsequent Interest Period applicable thereto; and

(b)	with respect to any Letter of Credit, the extension or replacement of such existing Letter of Credit, provided the beneficiary thereof (including any successors or permitted assigns thereof) remains the same, the maximum amount available to be drawn thereunder is not increased, the currency in which the same is denominated remains the same and the terms upon which the same may be drawn remain the same, in each case, under the same Credit Facility under which the maturing Loan was made.

“Rollover Date” means the date of commencement of a new Interest Period applicable to a Loan and which shall be a Banking Day.

“Rollover Notice” means a notice substantially in the form annexed hereto as Schedule G to be given to the Agent by the Borrower pursuant hereto.

“S&P” means the S&P Global Ratings, a division of S&P Global Inc., its Affiliates and their respective successors thereto.

“Sale-Leaseback” means an arrangement, transaction or series of arrangements or transactions under which title to any real property, tangible personal property or fixture is transferred by the Borrower or a Subsidiary thereof (a “transferor”) to another person which leases or otherwise grants the right to use such property to the transferor (or nominee of the transferor) and, whether or not in connection therewith, the transferor also acquires a right or is subject to an obligation to acquire such property or a material portion thereof, and regardless of the accounting treatment of such arrangement, transaction or series of arrangements or transactions.

“Sanctioned Lender” means, at any time, (a) a Lender that is a Sanctioned Person or (b) a Lender in respect of which any Sanctions Authority has made a public announcement that such Lender has become, or will become, a Sanctioned Person; provided that the Sanctions (or proposed Sanctions) applicable to such Lender makes it (or, in respect of proposed Sanctions, are reasonably expected to make it) unlawful for the Borrower or any of its Subsidiaries, the Agent and/or any other Lender to (i) make any payments to such Lender, (ii) receive any payments from such Lender and/or (iii) otherwise engage in any other material dealings with such Lender, in each case, under the Documents.

“Sanctioned Person” means:

(a)	a person that is designated under, listed on, or owned or controlled by a person designated under or listed on, or acting on behalf of a person designated under or listed on, any Sanctions List;

(b)	a person that is located in, incorporated under the laws of, or owned or (directly or indirectly) controlled by, or acting on behalf of, a person located in or organized under the laws of a country or territory that is the target of country-wide or territory-wide Sanctions;

(c)	a person that is otherwise a target of Sanctions (“target of Sanctions” signifying a person with whom a person or other national of a Sanctions Authority would be prohibited or restricted by law from engaging in trade, business or other activities); or

(d)	any other person to which one or more Lenders would not be permitted to make a loan, or provide funding, in accordance with the Sanctions, or otherwise deal with pursuant to the Sanctions.

“Sanctions” means the economic sanctions laws, regulations, orders, embargoes or restrictive measures administered, enacted or enforced by any Sanctions Authority, including any sanctions or requirements imposed by, or based upon the obligations or authorities set forth in, the Special Economic Measures Act (Canada), the United Nations Act (Canada), the Criminal Code (Canada), the Freezing of Assets of Corrupt Foreign Officials Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada), the Foreign Extraterritorial Measures Act (Canada), the Export and Import Permits Act (Canada), the Executive Order, the U.S. Bank Secrecy Act (31 USC §§ 5311 et seq.), the U.S. Money Laundering Control Act of 1986 (18 USC §§ 1956 et seq.), the USA Patriot Act of 2001, the U.S. International Emergency Economic Powers Act (50 USC §§ 1701 et seq.), the U.S. Trading with the Enemy Act (50 USC App. §§ 1 et seq.), the U.S. United Nations Participation Act, the U.S. Syria Accountability and Lebanese Sovereignty Act, the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 or the Iran Sanctions Act (United States), or any of the foreign assets control regulations of the U.S. Department of the Treasury (including but not limited to 31 CFR, Subtitle B, Chapter V) or any other law or executive order relating thereto or regulation administered by OFAC.

“Sanctions Authority” means any of: (a) the Canadian government; (b) the United States government; (c) the United Nations; (d) the European Union; (e) the United Kingdom; or (f) the respective governmental institutions, departments and agencies of any of the foregoing, including Global Affairs Canada, Public Safety Canada, OFAC, the United States Department of State, and His Majesty’s Treasury of the United Kingdom, and “Sanctions Authorities” means all of the foregoing Sanctions Authorities, collectively.

“Sanctions List” means the “Specially Designated Nationals and Blocked Persons” list maintained by OFAC, the Consolidated List of Financial Sanctions Targets and the Investment Ban List maintained by Her Majesty’s Treasury of the United Kingdom, or any substantially similar list maintained by, or public announcement of Sanctions designation made by, any of the Sanctions Authorities.

“Second Lien Intercreditor Agreement” means any intercreditor agreement as may be to be entered into among the Borrower, the Guarantors, the holders of Permitted Junior Debt (or their representative(s)), and the Agent on behalf of itself, the Lenders, the Cash Managers and the Hedging Affiliates, which intercreditor agreement shall be on terms satisfactory to the Agent and all of the Lenders (each acting reasonably).

“Secured Documents” means, collectively, the Documents, the Lender Financial Instruments and the Cash Management Documents.

“Secured Obligations” means, collectively, the Obligations, the Cash Management Obligations, the Lender Financial Instrument Obligations and the Erroneous Payment Subrogation Rights.

“Secured Parties” means, collectively, the Agent, the Lenders, the Cash Managers and the Hedging Affiliates and “Secured Party” means any one of them.

“Security” means, collectively:

(a)	the guarantees executed and delivered, or required to be executed and delivered, by the Borrower and the Material Subsidiaries under and pursuant to this Agreement and shall include: (i) in respect of the Borrower, the guarantee substantially in the form of Schedule H-1 annexed hereto, with such modifications and insertions as may be required by the Agent, acting reasonably; and (ii) in respect of each Material Subsidiary, a guarantee substantially in the form of Schedule H-2 annexed hereto with such modifications and insertions as may be required by the Agent, acting reasonably; and

(b)	the debentures, debenture pledge agreements, assignments and other security agreements (i) executed and delivered to and in favour of the Agent, or required to be executed and delivered to and in favour of the Agent, by the Borrower and the Material Subsidiaries under and pursuant to this Agreement (including, for certainty, (A) amended and restated debentures which, as at the Effective Date, are each in an amount of Cdn.$1,000,000,000, in substantially the form of Schedule H-3 annexed hereto, (B) amended and restated debenture pledge agreements in substantially the form of Schedule H-4 annexed hereto and (C) amended and restated general security agreements in substantially the form of Schedule H-5 annexed hereto) and (ii) all other security from time to time held by the Agent, in each case, substantially in the forms of the Security executed and delivered concurrently with the execution and delivery of this Agreement, with such amendments, modifications and insertions as may be required by the Agent, acting reasonably.

“Security Interest” means mortgages, charges, pledges, hypothecs, assignments by way of security, conditional sales or other title retention arrangements, security created under the Bank Act (Canada), liens, encumbrances, security interests or other interests in property, howsoever created or arising, whether fixed or floating, perfected or not, which secure payment or performance of an obligation and, including, in any event:

(a)	deposits or transfers of cash, marketable securities or other financial assets under any agreement or arrangement whereby such cash, securities or assets may be withdrawn, returned or transferred only upon fulfilment of any condition as to the discharge of any other indebtedness or other obligation to any creditor;

(b)	(i) rights of set-off or (ii) any other right of or arrangement of any kind with any creditor, which in either case are made, created or entered into, as the case may be, for the purpose of or having the effect (directly or indirectly) of (A) securing Debt, (B) preferring some holders of Debt over other holders of Debt or (C) having the claims of any creditor be satisfied in priority to the claims of other creditors with or from the proceeds of any properties, assets or revenues of any kind now owned or later acquired (other than, with respect to (C) only, rights of set-off granted or arising in the ordinary course of business);

(c)	the rights of lessors under Finance Leases and any other lease financing; and

(d)	absolute assignments of accounts receivable, except for absolute assignments of accounts receivable made in conjunction with a sale of related P&NG Rights which is permitted by the provisions hereof.

“SOFR” means a rate per annum equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SOFR Loan” means an Advance in, or Conversion into, United States Dollars made by the Lenders (or any one of them) to the Borrower with respect to which the Borrower has specified or a provision hereof requires that interest is to be calculated by reference to Adjusted Term SOFR (including a Rollover thereof), other than pursuant to subparagraph (c) of the definition of “U.S. Base Rate”.

“Subsidiary” means, with respect to any person (“X”):

(a)	any corporation of which at least a majority of the outstanding shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time shares of any other class or classes of such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues) is at the time directly, indirectly or beneficially owned or controlled by X or one or more of its Subsidiaries, or X and one or more of its Subsidiaries;

(b)	any partnership of which, at the time, X, or one or more of its Subsidiaries, or X and one or more of its Subsidiaries: (i) directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof; and (ii) is a general partner, in the case of limited partnerships, or is a partner or has authority to bind the partnership, in all other cases; or

(c)	any other person of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by X, or one or more of its Subsidiaries, or X and one or more of its Subsidiaries, provided that, unless otherwise expressly provided or the context otherwise requires, references herein or in any other Document to “Subsidiary” or “Subsidiaries” shall be and shall be deemed to be references to a Subsidiary or Subsidiaries of the Borrower.

“Successor” has the meaning set out in Section 9.2(j).

“Successor Agent” has the meaning set out in Section 14.10.

“Supported QFC” has the meaning set out in Section 10.11(1).

“Syndicated Facility” means the credit facility in the maximum principal amount of Cdn.$245,000,000 or the Equivalent Amount thereof in United States Dollars to be made available to the Borrower by the Lenders in accordance with the provisions hereof, subject to any reduction in accordance with the provisions hereof.

“Syndicated Facility Commitment” means the commitment by each Lender under the Syndicated Facility to provide the amount of Canadian Dollars (or the Equivalent Amount thereof in United States Dollars) set forth opposite its name in Schedule A annexed hereto, subject to any reduction in accordance with the provisions hereof.

“Syndicated Facility Extension Request” has the meaning set out in Section 2.19(1).

“Syndicated Facility Maturity Date” means, in respect of the Obligations owing to a given Lender under the Syndicated Facility, November 30, 2027 or such later date to which the same may be extended from time to time with respect to a given Lender in accordance with Section 2.19.

“Taxes” means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, harmonized, value added, capital, capital gains, alternative, franchise, net worth, branch transfer, land transfer, profits, withholding, payroll, employer health, excise, stamp, registration, court, documentary, real property and personal property taxes, intangible, mortgage, recording, filing, and any other taxes, customs or other duties, deductions, fees, compulsory loans or restrictions or conditions resulting in charges, assessments, or similar charges in the nature of a tax, including Canada Pension Plan and provincial pension plan contributions, employment insurance payments and workers’ compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties with respect thereto, imposed by any Governmental Authority (including federal, state, provincial, territorial, municipal and foreign Governmental Authorities), and whether disputed or not, which are imposed, levied, collected, withheld or assessed by any country or political subdivision or taxing authority thereof now or at any time in the future, together with interest thereon and penalties, charges or other amounts with respect thereto, if any, and “Tax” and “Taxation” shall be construed accordingly.

“Term CORRA” means, for any calculation with respect to a Term CORRA Loan or a Canadian Prime Rate Loan, the Term CORRA Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term CORRA Determination Day”) that is two (2) Banking Days prior to the first (1st) day of such Interest Period, as such rate is published by the Term CORRA Administrator; provided, however, that if as of 1:00 p.m. (Toronto time) on any Periodic Term CORRA Determination Day the Term CORRA Reference Rate for the applicable tenor has not been published by the Term CORRA Administrator and a Benchmark Replacement Date with respect to the Term CORRA Reference Rate has not occurred, then Term CORRA will be the Term CORRA Reference Rate for such tenor as published by the Term CORRA Administrator on the first (1st) preceding Banking Day for which such Term CORRA Reference Rate for such tenor was published by the Term CORRA Administrator so long as such first (1st) preceding Banking Day is not more than three (3) Banking Days prior to such Periodic Term CORRA Determination Day. If such first preceding Banking Day is more than three (3) Banking Days prior to such Periodic Term CORRA Determination Day, Section 12.5 will apply.

“Term CORRA Adjustment” means [Redacted – percentage] ([Redacted – basis points] basis points) per annum for an Available Tenor of one (1) month’s duration or [Redacted – percentage] ([Redacted – basis points] basis points) per annum for an Available Tenor of three (3) months’ duration.

“Term CORRA Administrator” means CanDeal Benchmark Administration Services Inc., TSX Inc. or any successor administrator.

“Term CORRA Loan” means an Advance in, or Conversion into, Canadian Dollars made by the Lenders (or any one of them) to the Borrower with respect to which the Borrower has specified or a provision hereof requires that interest is to be calculated by reference to Adjusted Term CORRA (including a Rollover thereof), other than pursuant to subparagraph (b) of the definition of “Canadian Prime Rate”.

“Term CORRA Reference Rate” means the forward-looking term rate based on CORRA.

“Term SOFR” means, for any calculation with respect to a SOFR Loan or a U.S. Base Rate Loan, the Term SOFR Reference Rate (rounded upward to the nearest fifth decimal place, if necessary) for a tenor comparable to the applicable Interest Period on the day (the “Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided that: (a) if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Term SOFR Determination Day; and (b) if such first preceding U.S. Government Securities Business Day is more than three (3) U.S. Government Securities Business Days prior to such Term SOFR Determination Day, Section 12.1 will apply.

“Term SOFR Adjustment” means, with respect to Term SOFR, [Redacted – percentage] ([Redacted – basis points] basis points) per annum for an Interest Period of one-month’s duration, [Redacted – percentage] ([Redacted – basis points] basis points) per annum for an Interest Period of three-months’ duration, and [Redacted – percentage] ([Redacted – basis points] basis points) per annum for an Interest Period of six-months’ duration.

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Agent in its discretion, acting reasonably).

“Term SOFR Determination Day” has the meaning attributed to it under the definition of “Term SOFR”.

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“Threshold Amount” means, at any time, 5.0% of the then applicable Borrowing Base at such time (or the Equivalent Amount in U.S. Dollars or the equivalent thereof in any other currency).

“Total Commitment” means, as at any relevant date of determination, an amount equal to the aggregate Commitments of all Lenders under the Credit Facilities.

“UK Bribery Act” means the Bribery Act 2010 (United Kingdom), including any subordinate legislation thereunder.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain Affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Uniform Customs for Letters of Credit” has the meaning set out in Section 6.7(7).

“Uniform Customs for Letters of Guarantee” has the meaning set out in Section 6.7(7).

“United States Dollars”, “U.S. Dollars” or “U.S. $” each means such currency of the United States of America which, as at the time of payment or determination, is legal tender therein for the payment of public or private debts.

“USC” means the U.S. Code (United States).

“U.S. Base Rate” means, for any day, a rate per annum equal to the greatest of:

(a)	the annual rate of interest announced by the Agent and in effect as its reference rate of interest on such day for determining interest rates on U.S. Dollar denominated commercial loans made in Canada;

(b)	the Federal Funds Rate in effect on such day plus [Redacted – percentage]; and

(c)	Adjusted Term SOFR for a one (1) month Interest Period in effect for such day plus [Redacted – percentage],

provided that (i) if all such rates are equal or if such Federal Funds Rate and such Adjusted Term SOFR are unavailable for any reason on the date of determination, then, the “U.S. Base Rate” shall be the rate specified in (a) above and (ii) if the U.S. Base Rate as so determined above for any day shall be less than the Floor, such rate shall be deemed to be the Floor for such day.

“U.S. Base Rate Loan” means an Advance in, or Conversion into, United States Dollars made by the Lenders (or any one of them) to the Borrower with respect to which the Borrower has specified or a provision hereof requires that interest is to be calculated by reference to the U.S. Base Rate.

“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“U.S. Special Resolution Regimes” has the meaning set out in Section 10.11(1).

“Voting Securities” means:

(a)	shares of any class of any corporation or other Equity Interests of any other person which carries voting rights to elect the board of directors (or other persons performing similar functions) under any circumstances; provided that, for purposes of this definition, Equity Interests which carry the right to so vote conditionally on the happening of an event (and do not carry any other right to so vote) shall not be considered Voting Securities until the occurrence of such event; and

(b)	an interest in a general partnership, limited partnership, trust, limited liability company, joint venture or similar person which entitles the holder of such interest to receive a share of the profits, or on dissolution or partition, of the assets, of such person.

“Wholly-Owned Subsidiary” means, with respect to any person (“X”):

(a)	a corporation, all of the issued and outstanding shares in the capital of which are beneficially held by:

(i)	X;

(ii)	X and one or more corporations, where all of the issued and outstanding shares in the capital of such corporations are held by X; or

(iii)	two or more corporations, where all of the issued and outstanding shares in the capital of such corporations are held by X;

(b)	a corporation which is a Wholly-Owned Subsidiary of a corporation that is a Wholly-Owned Subsidiary of X;

(c)	a partnership, all of the partners of which are X and/or Wholly-Owned Subsidiaries of X; or

(d)	any person of which all of the income, capital, beneficial and ownership interests (however designated) are beneficially owned and controlled by X and/or Wholly-Owned Subsidiaries of X,

provided that unless otherwise expressly provided or the context otherwise requires, references herein or in any other Document to “Wholly-Owned Subsidiary” or “Wholly-Owned Subsidiaries” shall be and shall be deemed to be references to Wholly-Owned Subsidiaries of the Borrower.

“Withdrawing Lender” means Goldman Sachs Lending Partners LLC.

“Write-Down and Conversion Powers” means:

(a)	with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule; and

(b)	with respect to the United Kingdom, any powers of the applicable UK Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.2	Headings; Articles and Sections; Table of Contents

The division of this Agreement into Articles and Sections, the table of contents contained herein and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.3	Number; persons; including; successors; in writing

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations, Governmental Authorities and corporations and vice versa and words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them. References herein to any person shall, unless the context otherwise requires, include such person’s successors and permitted assigns. References herein to “in writing” or “written” includes printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including facsimile.

1.4	Accounting Principles

(1) Wherever in this Agreement reference is made to GAAP, such reference shall be deemed to be to the recommendations at the relevant time of the CPA, or any successor institute, applicable on a consolidated basis (unless otherwise expressly provided or contemplated herein to be applicable on an unconsolidated basis) as at the date on which such calculation or determination is made or required to be made in accordance with GAAP. Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any other Document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with GAAP applied on a consistent basis.

(2) If the Borrower, the Agent or the Lenders determine at any time that any amount required to be determined hereunder would be materially different if such amount were determined in accordance with:

(a)	GAAP to be applied by the Borrower in respect of its financial statements on September 20, 2023 (“Old GAAP”), rather than

(b)	GAAP subsequently in effect and applied by the Borrower in respect of its financial statements and utilized for purposes of determining such amount,

then written notice of such determination shall be delivered by the Borrower to the Agent, in the case of a determination by the Borrower, or by the Agent to the Borrower, in the case of a determination by the Agent or the Lenders.

(3) If the Borrower adopts a change in an accounting policy in the preparation of its financial statements in order to conform to accounting recommendations, guidelines, or similar pronouncements, or legislative requirements, and such change would require disclosure thereof under Old GAAP, or could reasonably be expected to adversely affect (a) the rights of, or the protections afforded to, the Agent or the Lenders hereunder or (b) the position either of the Borrower or of the Agent or the Lenders hereunder, the Borrower shall so notify the Agent, describing the nature of the change and its effect on the current and immediately prior year’s financial statements in accordance with Old GAAP and in detail sufficient for the Agent and the Lenders to make the determination required of them in the following sentence. If any of the Borrower, the Agent or the Lenders determine at any time that such change in accounting policy results in an adverse change either (i) in the rights of, or protections afforded to, the Agent or the Lenders intended to be derived, or provided for, hereunder or (ii) in the position either of the Borrower or of the Agent and the Lenders hereunder, written notice of such determination shall be delivered by the Borrower to the Agent, in the case of a determination by the Borrower, or by the Agent to the Borrower, in the case of a determination by the Agent or the Lenders.

(4) Upon the delivery of a written notice pursuant to Section 1.4(2) or Section 1.4(3), the Borrower and the Agent on behalf of the Lenders shall meet to consider the impact of such change in Old GAAP or such change in accounting policy, as the case may be, on the rights of, or protections afforded to, the Agent and the Lenders or on the position of the Borrower or of the Agent and the Lenders and shall in good faith negotiate to execute and deliver an amendment or amendments to this Agreement in order to preserve and protect the intended rights of, or protections afforded to, the Agent and the Lenders on September 20, 2023 or the position of the Borrower or the Agent and the Lenders (as the case may be); provided that, until this Agreement has been amended in accordance with the foregoing, then for all purposes hereof, the applicable changes from Old GAAP or in accounting policy (as the case may be) shall be disregarded hereunder and any amount required to be determined hereunder shall, nevertheless, continue to be determined under Old GAAP and the Borrower’s prior accounting policy. For the purposes of this Section 1.4, the Borrower, the Lenders and the Agent acknowledge that the amendment or amendments to this Agreement are to provide substantially the same rights and protection to the Agent and the Lenders as is intended by this Agreement on September 20, 2023. If the Borrower and the Agent on behalf of the Lenders do not (for any reason whatsoever) mutually agree (in their respective sole discretions, without any obligation to so agree) on such amendment or amendments to this Agreement within 60 days following the date of delivery of such written notice, the Borrower shall either continue to provide financial statements in accordance with Old GAAP or provide all such financial information as is reasonably required (or requested by the Agent, acting reasonably) in order for any amount required to be determined hereunder to be determined in accordance with Old GAAP and/or the Borrower’s prior accounting policy and, for all purposes hereof, the applicable changes from Old GAAP or in accounting policy (as the case may be) shall be disregarded hereunder and any amount required to be determined hereunder shall, nevertheless, continue to be determined under Old GAAP and the Borrower’s prior accounting policy.

1.5	References to Agreements and Enactments

Reference herein to any agreement, instrument, licence or other document shall be deemed to include reference to such agreement, instrument, licence or other document as the same may from time to time be amended, modified, supplemented or restated in accordance with the provisions of this Agreement if and to the extent such provisions are applicable; and reference herein to any enactment shall be deemed to include reference to such enactment as re-enacted, amended or extended from time to time and to any successor enactment.

1.6	Per Annum Calculations

Unless otherwise stated, wherever in this Agreement reference is made to a rate “per annum” or a similar expression is used, such rate is expressed on the basis of, and shall be calculated on the basis of a year of 365 days.

1.7	Currency References in Determination of Debt to EBITDA Ratio and Thresholds

For the purposes of determining the Debt to EBITDA Ratio or monetary threshold herein expressed in Canadian Dollars, any amounts denominated in United States Dollars shall be the Equivalent Amount thereof in Canadian Dollars for the purposes of determining such ratio or such threshold, unless the context otherwise requires.

1.8	Schedules

The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof:

Schedule A	-	Lenders and Commitments
Schedule B	-	Assignment Agreement
Schedule C	-	Compliance Certificate
Schedule D	-	Conversion Notice
Schedule E	-	Drawdown Notice
Schedule F	-	Repayment Notice
Schedule G	-	Rollover Notice
Schedules H-1 and H-2	-	Guarantees
Schedule H-3	-	Amended and Restated Demand Debenture
Schedule H-4	-	Amended and Restated Debenture Pledge Agreement
Schedule H-5	-	Amended and Restated General Security Agreement
Schedule I	-	Subsidiaries and Material Subsidiaries
Schedule J	-	List of Financing Statements

1.9	Amendment and Restatement

(1) On the date on which all of the conditions set forth in Section 3.2 have been satisfied (or waived in writing by all of the Lenders in accordance with Section 3.3):

(a)	the Existing Credit Agreement shall be and is hereby amended and restated in the form of this Agreement;

(b)	all Loans (as that term is defined in the Existing Credit Agreement) and other amounts outstanding under the Existing Credit Agreement prior to the date hereof shall continue to be outstanding under this Agreement and shall be deemed to be Loans and other Obligations owing by the Borrower to the Lenders under this Agreement as follows:

(i)	all Loans outstanding under the Syndicated Facility (as defined in the Existing Credit Agreement) shall continue to be outstanding under the Syndicated Facility; and

(ii)	all Loans outstanding under the Operating Facility (as defined in the Existing Credit Agreement) shall continue to be outstanding under the Operating Facility,

(2) In order to give effect to the amendment to the Syndicated Facility Commitment (as defined in the Existing Credit Agreement) as contemplated by this Agreement, the Outstanding Principal shall be adjusted by the Agent in accordance with its normal practices as follows:

(a)	on the Effective Date, all Outstanding Principal shall be adjusted to ensure each Lender is owed its amended Rateable Portion of all Outstanding Principal under the Syndicated Facility; and after the Effective Date, all Drawdowns shall be made on the basis of the amended Rateable Portion of each Lender; provided that, with respect to any SOFR Loans which are outstanding on the Effective Date and have then current Interest Period(s) ending after the Effective Date (the “Existing SOFR Loans”) and any CORRA Loans which are outstanding on the Effective Date and have then current Interest Period(s) ending after the Effective Date (the “Existing CORRA Loans”), no such adjustment shall be made to any Lender’s share of such Existing SOFR Loans and Existing CORRA Loans until the end of such Interest Periods(s);

(b)	for certainty, if and to the extent any Existing SOFR Loans or Existing CORRA Loan is subject to a Rollover or Conversion after the Effective Date, all Lenders shall fund their respective amended Rateable Portion of such Rollover or Conversion under the Syndicated Facility;

(c)	while any Existing SOFR Loans or Existing CORRA Loan is outstanding, no Lender shall participate in any other Drawdown under the Syndicated Facility if and to the extent that such participation would result in the Outstanding Principal owing to such Lender exceeding its Syndicated Facility Commitment; and

(d)	for so long as the Lenders’ respective shares of Outstanding Principal under the Syndicated Facility do not match their respective Rateable Portions as a result of the above provisions regarding Existing SOFR Loans and Existing CORRA Loans, the applicable provisions of this Agreement relating to determination and payment of amounts owing to the Lenders on a pro rata basis shall be adjusted accordingly.

(3) The Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent (including the assignment of interests in, or the purchase of participations in, such outstanding Loans, as applicable) to give effect to the foregoing and to ensure that the aggregate Obligations owing to each Lender are outstanding in proportion to each Lender’s Rateable Portion of all outstanding Obligations after giving effect to the amendment and restatement hereof.

(4) Notwithstanding the foregoing or any other term hereof, all of the covenants, representations and warranties on the part of the Borrower under the Existing Credit Agreement and all of the claims and causes of action arising against the Borrower in connection therewith, in respect of all matters, events, circumstances and obligations arising or existing prior to the date hereof shall continue, survive and shall not be merged in the execution of this Agreement or any other Documents or any advance or provision of any Loan hereunder.

1.10	Changes in Abandonment and Reclamation Laws

If as a result of any change in any applicable law, rule, policy, regulation, order or directive (or in the interpretation of any thereof by the applicable Energy Regulator), any applicable Energy Regulator creates, institutes, or revises its methodology for determining:

(1) whether a person is in compliance with such Energy Regulator’s abandonment and reclamation rules, policies, regulations, orders or directives in any Relevant Jurisdiction;

(2) whether any licenses, authorizations or permits, as applicable, for wells, facilities, pipelines and other physical assets can be issued or transferred;

(3) whether any security deposits are or will be required to be provided to the applicable Energy Regulator relating to either new or ongoing day to day operations of the Borrower or any of its Subsidiaries; or

(4) inventory reduction or mandatory spending requirements, as applicable,

and in each case, such change is determined to be material by the Borrower, the Agent or the Majority of the Lenders (each acting reasonably), then at the written request of the Agent or the Majority of the Lenders to the Borrower, or of the Borrower to the Agent and the Lenders, the Borrower and the Agent shall enter into good faith discussions with a view to amending the provisions relating to the applicable events and circumstances in the foregoing clauses (1) through (4) as set forth herein, with the objective of having the respective positions of the Lenders and the Borrower after such change(s) conform as nearly as reasonably possible to their respective positions immediately prior to such change(s); provided that, until any such agreement is reached and to the extent reasonably practicable, the existing provisions, requirements and all related calculations and thresholds hereunder shall continue to be calculated as if no such change had occurred.

Upon the Borrower and the Agent agreeing on such amendments, the Borrower and the consenting Lenders shall enter into documentation to amend the provisions hereof to give effect to such agreement and to make all other adjustments incidental thereto. The parties hereto agree that such amendment shall require the consent of the Majority of the Lenders, such consent not to be unreasonably withheld, notwithstanding anything to the contrary set out herein.

1.11	Interest Rates; Benchmark Notification

The interest rate on a Loan may be derived from an interest rate benchmark that may be discontinued or is, or may in the future become, the subject of regulatory reform. Upon the occurrence of a Benchmark Transition Event in respect of any Benchmark, Section 12.1 provides a mechanism for determining an alternative rate of interest. The Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to (a) the continuation of, the administration of, submission of, calculation of, performance of or any other matter related to any interest rate used in this Agreement (including Canadian Prime Rate, U.S. Base Rate, Daily Simple SOFR, Adjusted Daily Simple SOFR, SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, CORRA, Term CORRA Reference Rate, Adjusted Term CORRA, Adjusted Daily Compounded CORRA or Daily Compounded CORRA) or any component definition thereof or rates referred to in the definition thereof, or with respect to any alternative or successor rate thereto, or replacement rate thereof (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, Canadian Prime Rate, U.S. Base Rate, Daily Simple SOFR, Adjusted Daily Simple SOFR, SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, CORRA, Term CORRA Reference Rate, Adjusted Term CORRA, Adjusted Daily Compounded CORRA or Daily Compounded CORRA or any other Benchmark (or any component thereof) prior to its discontinuance or unavailability or (b) the effect, implementation or composition of any Conforming Changes. The Agent and its Affiliates and/or other related entities may engage in transactions that affect the calculation of any interest rate (or component thereof) used in this Agreement or any alternative, successor or replacement rate (including any Benchmark Replacement) and/or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Agent may select information sources or services in its discretion, acting reasonably, to ascertain any interest rate used in this Agreement, any component thereof, or rates referred to in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

Article 2 – THE CREDIT FACILITIES

2.1	The Credit Facilities

Subject to the terms and conditions hereof, each of the Lenders shall make available to the Borrower such Lender’s Rateable Portion of each Credit Facility. Subject to Section 2.17, the Outstanding Principal under a given Credit Facility shall not exceed the maximum principal amount of such Credit Facility.

2.2	Types of Availments; Overdraft Loans

(a)	The Borrower may, in Canadian Dollars, make Drawdowns, Conversions and Rollovers under the Syndicated Facility and the Operating Facility of Canadian Prime Rate Loans and CORRA Loans and, in United States Dollars, make Drawdowns, Conversions and Rollovers under the Syndicated Facility and the Operating Facility of SOFR Loans and U.S. Base Rate Loans. In addition, the Borrower may make Drawdowns and Rollovers under the Operating Facility of Letters of Credit denominated in Canadian Dollars or United States Dollars, provided that the Outstanding Principal of Letters of Credit outstanding under the Operating Facility shall not exceed Cdn.$[Redacted – amount] (or the Equivalent Amount thereof). The Borrower shall have the option, subject to the terms and conditions hereof, to determine which types of Loans shall be drawn down and in which combinations or proportions.

(b)	In addition to the foregoing, overdrafts arising from electronic funds transfers or clearance of cheques or drafts drawn on the Canadian Dollar accounts and United States Dollar accounts of the Borrower maintained with the Operating Lender, and designated by the Operating Lender for such purpose, shall be deemed to be outstanding as Canadian Prime Rate Loans and U.S. Base Rate Loans, respectively, under the Operating Facility (each, an “Overdraft Loan”) and all references to Canadian Prime Rate Loans and U.S. Base Rate Loans (as applicable) shall include Overdraft Loans. For certainty, notwithstanding Section 2.6 or Section 2.14, no Drawdown Notice or Repayment Notice need be delivered by the Borrower in respect of Overdraft Loans and no Conversions of Overdraft Loans shall be permitted hereunder and, notwithstanding Section 2.5, no minimum draws shall be required in respect of Overdraft Loans.

2.3	Purpose

The Credit Facilities are being made available for the general corporate purposes of the Borrower, including, with respect to the initial Drawdown hereunder (if required), making an optional redemption of all of the outstanding 2023 Notes (as defined in the Existing Credit Agreement), provided that the Borrower shall not use the proceeds of any Loan under any Credit Facility (directly or indirectly): (a) to finance a Hostile Acquisition or to provide funds to any of its Subsidiaries or Affiliates or other person to finance (directly or indirectly) a Hostile Acquisition; or (b) as a deposit or prepayment (whether directly or indirectly) for indebtedness, liabilities or other obligations (present or future) of the Borrower or a Subsidiary thereof to a counterparty (or any agent or trustee thereof) to any Financial Instrument entered into by the Borrower or a Subsidiary thereof.

2.4	Availability and Nature of the Credit Facilities

(a)	Subject to the terms and conditions hereof, the Borrower may make Drawdowns under a Credit Facility in respect of the Commitments of a given Lender prior to, and only prior to, the Maturity Date applicable thereto.

(b)	Prior to the Maturity Date applicable to a Lender, such Credit Facility shall be a revolving credit facility; that is, the Borrower may increase or decrease Loans under such Credit Facility by making Drawdowns, repayments and further Drawdowns.

(c)	For certainty, except for the provision of Letters of Credit which are subject to being cash collateralized in accordance with Section 2.16(2), in no event shall a Lender be required to fund, participate in, or otherwise provide any portion of a Loan which has a maturity date or expiry date, or which has an Interest Period which will expire, after the Maturity Date applicable to such Lender. Except for the provision of Letters of Credit which are subject to being cash collateralized in accordance with Section 2.16(2), in no event shall the Borrower request, or be entitled to obtain, a Loan which has a maturity or expiry date, or which has an Interest Period which will expire after the earliest Maturity Date then applicable to a Lender.

2.5	Minimum Drawdowns

(1) Each Drawdown under the Syndicated Facility of the following types of Loans shall be in the following amounts indicated:

(a)	CORRA Loans in minimum aggregate amounts of Cdn.$1,000,000 and Drawdowns in excess thereof in integral multiples of Cdn.$100,000;

(b)	SOFR Loans in minimum principal amounts of U.S.$1,000,000 and Drawdowns in excess thereof in integral multiples of U.S.$100,000;

(c)	Canadian Prime Rate Loans in minimum principal amounts of Cdn.$1,000,000 and Drawdowns in excess thereof in integral multiples of Cdn.$100,000; and

(d)	U.S. Base Rate Loans in minimum principal amounts of U.S.$1,000,000 and Drawdowns in excess thereof in integral multiples of U.S.$100,000.

(2) Each Drawdown under the Operating Facility of the following types of Loans shall be in the following amounts indicated:

(a)	CORRA Loans in minimum aggregate amounts of Cdn.$1,000,000 at maturity and Drawdowns in excess thereof in integral multiples of Cdn.$100,000; and

(b)	SOFR Loans in minimum principal amounts of U.S.$1,000,000 and Drawdowns in excess thereof in integral multiples of U.S.$100,000.

2.6	Notice Periods for Drawdowns, Conversions and Rollovers

(1) Subject to the provisions hereof, or in such shorter time as the Agent and all of the Lenders may otherwise agree, the Borrower may make a Drawdown, Conversion or Rollover under the Syndicated Facility by delivering a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be (executed in accordance with the definition of Officer’s Certificate), with respect to a specified type of Loan to the Agent not later than:

(a)	10:00 a.m. (Calgary time) three Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for the Drawdown of, Conversion into or the Rollover of SOFR Loans or CORRA Loans;

(b)	10:00 a.m. (Calgary time) one Banking Day prior to the proposed Drawdown Date or Conversion Date, as the case may be, for Drawdowns of or Conversions into Canadian Prime Rate Loans and/or U.S. Base Rate Loans; and

(c)	10:00 a.m. (Calgary time) three Banking Days prior to the proposed Drawdown Date or Rollover Date, as the case may be, for the Drawdown or Rollover of Letters of Credit.

(2) Subject to the provisions hereof (or in such shorter time as the Operating Lender may otherwise agree), the Borrower may make a Drawdown, Conversion or Rollover under the Operating Facility by delivering a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be (executed in accordance with the definition of Officer’s Certificate), with respect to a specified type of Loan to the Agent not later than 10:00 a.m. (Calgary time) three Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for the Drawdown of, Conversion into or the Rollover of SOFR Loans or CORRA Loans.

2.7	Conversion Option

Subject to the provisions of this Agreement and except for Letters of Credit, the Borrower may convert the whole or any part of any type of Loan under a Credit Facility into any other type of permitted Loan under the same Credit Facility by giving the Agent a Conversion Notice in accordance herewith; provided that:

(a)	Conversions of SOFR Loans and CORRA Loans may only be made on the last day of the Interest Period applicable thereto;

(b)	the Borrower may not convert a portion only or the whole of an outstanding Loan unless both the unconverted portion and converted portion of such Loan are equal to or exceed, in the relevant currency of each such portion, the minimum amounts required for Drawdowns of Loans of the same type as that portion (as set forth in Section 2.5);

(c)	in respect of Conversions of a Loan denominated in one currency to a Loan denominated in another currency, the Borrower shall at the time of the Conversion repay the Loan or portion thereof being converted in the currency in which it was denominated; and

(d)	a Conversion shall not result in an increase in Outstanding Principal; increases in Outstanding Principal may only be effected by Drawdowns.

2.8	SOFR Loan Rollovers; CORRA Loan Rollovers; Selection of Interest Periods

At or before 10:00 a.m. (Calgary time) three Banking Days prior to the expiration of each Interest Period of each SOFR Loan or CORRA Loan, as applicable, the Borrower shall, unless it has delivered a Conversion Notice pursuant to Section 2.7 and/or a Repayment Notice pursuant to Section 2.14 (together with a Rollover Notice if a portion only is to be converted or repaid; provided that a portion of a SOFR Loan or CORRA Loan, as applicable, may be continued only if the portion which is to remain outstanding is equal to or exceeds the minimum amount required hereunder for Drawdowns of SOFR Loans or CORRA Loan, as applicable) with respect to the aggregate amount of such Loan, deliver a Rollover Notice to the Agent selecting the next Interest Period applicable to the SOFR Loan or CORRA Loan, as applicable, which new Interest Period shall commence on and include the last day of such prior Interest Period. If the Borrower fails to deliver a Rollover Notice to the Agent as provided in this Section, the Borrower shall be deemed to have given a Conversion Notice to the Agent electing to convert (a) the entire amount of the maturing SOFR Loan into a U.S. Base Rate Loan or (b) the entire amount of the maturing CORRA Loan into a Canadian Prime Rate Loan, as applicable.

2.9	Rollovers and Conversions not Repayments

Any amount converted shall be a Loan of the type converted to upon such Conversion taking place, and any amount rolled over shall continue to be the same type of Loan under the same Credit Facility as before the Rollover, but such Conversion or Rollover (to the extent of the amount converted or rolled over) shall not of itself constitute a repayment or a fresh utilization of any part of the amount available under the relevant Credit Facility.

2.10	Agent’s Obligations with Respect to Canadian Prime Rate Loans, CORRA Loans, U.S. Base Rate Loans and SOFR Loans under the Syndicated Facility

Upon receipt of a Drawdown Notice, Rollover Notice or Conversion Notice with respect to a Canadian Prime Rate Loan, CORRA Loan, U.S. Base Rate Loan or SOFR Loan under the Syndicated Facility, the Agent shall forthwith notify the relevant Lenders of the requested type of Loan, the proposed Drawdown Date, Rollover Date or Conversion Date, each Lender’s Rateable Portion of such Loan and, if applicable, the account of the Agent to which each Lender’s Rateable Portion is to be credited.

2.11	Lenders’ and Agent’s Obligations with Respect to Loans Under the Syndicated Facility

Each Lender shall, for same day value by no later than 10:00 a.m. (Calgary time) on the Drawdown Date specified by the Borrower in a Drawdown Notice with respect to a Canadian Prime Rate Loan, a U.S. Base Rate Loan, CORRA Loan or a SOFR Loan under the Syndicated Facility, credit the Agent’s Account specified in the Agent’s notice given under Section 2.10 with such Lender’s Rateable Portion of each such requested Loan and for same day value on the same date the Agent shall pay to the Borrower the full amount of the amounts so credited in accordance with any payment instructions set forth in the applicable Drawdown Notice.

2.12	Irrevocability

A Drawdown Notice, Rollover Notice, Conversion Notice or Repayment Notice given by the Borrower hereunder shall be irrevocable and, subject to any options the Lenders may have hereunder in regard thereto and the Borrower’s rights hereunder in regard thereto, shall oblige the Borrower to take the action contemplated on the date specified therein.

2.13	Optional Cancellation or Reduction of Credit Facilities

The Borrower may, at any time, upon giving at least three Banking Days prior written notice to the Agent, cancel in full or, from time to time, permanently reduce in part the unutilized portion of any of the Credit Facilities; provided, however, that: (a) any such reduction shall be in a minimum amount of Cdn.$5,000,000 and reductions in excess thereof shall be in integral multiples of Cdn.$1,000,000; (b) if any such reduction does not result in a proportionate reduction of each of the Credit Facilities, then the Commitments of each Lender under the Credit Facility that is not proportionately reduced shall be adjusted such that the Aggregate Individual Commitment of each Lender will be in the same proportion as each Lender’s Aggregate Individual Commitment was to the Total Commitment immediately prior to such reduction; and (c) to give effect to the foregoing, the Borrower shall execute and deliver such other notices, agreements and other documents as the Agent, acting reasonably, may request.

2.14	Optional Repayment of Credit Facilities

The Borrower may at any time and from time to time repay, without penalty, to the Agent for the account of the Lenders or, in the case of Letters of Credit return the same to the Agent for cancellation or provide for the funding of, the whole or any part of any Loan owing by it together with accrued interest thereon to the date of such repayment provided that:

(a)	the Borrower shall (subject to Section 2.2(b) in respect of Overdraft Loans) give a Repayment Notice (executed in accordance with the definition of Officer’s Certificate) to the Agent not later than:

(i)	10:00 a.m. (Calgary time) three Banking Days prior to the date of the proposed repayment, for SOFR Loans or CORRA Loans;

(ii)	10:00 a.m. (Calgary time) three Banking Days prior to the date of the proposed repayment, for Letters of Credit under the Operating Facility;

(iii)	10:00 a.m. (Calgary time) one Banking Day prior to the date of the proposed repayment, for Canadian Prime Rate Loans and U.S. Base Rate Loans; and

(iv)	10:00 a.m. (Calgary time) on the date of the proposed repayment, for Canadian Prime Rate Loans and U.S. Base Rate Loans under the Operating Facility;

(b)	repayments pursuant to this Section may only be made on a Banking Day;

(c)	subject to the following provisions and Section 2.16, each such repayment may only be made on the last day of the applicable Interest Period with regard to a SOFR Loan or CORRA Loan that is being repaid;

(d)	unexpired Letters of Credit may only be prepaid by the return thereof to the Operating Lender for cancellation in accordance with the cancellation requirements of the Operating Lender or providing funding therefor in accordance with Section 2.16(2);

(e)	except in the case of Letters of Credit and except in the case of Canadian Prime Rate Loans and U.S. Base Rate Loans under the Operating Facility, each such repayment shall be in a minimum amount of the lesser of: (i) the minimum amount required pursuant to Section 2.5 for Drawdowns of the type of Loan proposed to be repaid and (ii) the Outstanding Principal of all Loans outstanding under the relevant Credit Facility immediately prior to such repayment; any repayment in excess of such amount shall be in integral multiples of the amounts required pursuant to Section 2.5 for multiples in excess of the minimum amounts for Drawdowns; and

(f)	except in the case of Letters of Credit and Canadian Prime Rate Loans and U.S. Base Rate Loans under the Operating Facility, the Borrower may not repay a portion only of an outstanding Loan unless the unpaid portion is equal to or exceeds, in the relevant currency, the minimum amount required pursuant to Section 2.5 for Drawdowns of the type of Loan proposed to be repaid.

2.15	Mandatory Repayment of Credit Facilities

Subject to Section 11.2 and Article 7, the Borrower shall repay or pay, as the case may be, to the Agent, on behalf of the Lenders, all Loans and other Obligations outstanding under each Credit Facility on or before the Maturity Date applicable thereto.

2.16	Additional Repayment Terms

(1) If any SOFR Loan or CORRA Loan is repaid or converted on other than the last day of the applicable Interest Period, the Borrower shall, within three Banking Days after notice is given by the Agent, pay to the Agent for the account of such Lenders all costs, losses, premiums and expenses incurred by such Lenders by reason of the liquidation or re-deployment of deposits or other funds, or for any other reason whatsoever, resulting in each case from the repayment of such Loan or any part thereof on other than the last day of the applicable Interest Period. Any Lender, upon becoming entitled to be paid such costs, losses, premiums and expenses, shall deliver to the Borrower and the Agent a certificate of the Lender certifying as to such amounts and, in the absence of manifest error, such certificate shall be conclusive and binding for all purposes.

(2) With respect to the funding of the repayment of unexpired Letters of Credit pursuant to Section 2.14(d) or otherwise hereunder, it is agreed that the Borrower shall provide for the funding in full of the repayment of unexpired Letters of Credit by paying to and depositing with the Agent cash collateral for each such unexpired Letter of Credit equal to the maximum amount thereof, plus the fees payable pursuant to Section 6.6 through to the expiry of such Letter of Credit, in each case, in the respective currency which the relevant Letter of Credit is denominated; such cash collateral deposited by the Borrower shall be held by the Agent in an interest bearing cash collateral account (including, in the sole discretion of the Agent, in a guaranteed investment certificate account of the Agent on terms specified by the Agent) with interest to be credited to the Borrower at rates prevailing at the time of deposit for similar accounts with the Agent. Such cash collateral accounts shall be assigned to the Agent as security for the obligations of the Borrower in relation to such Letters of Credit and the Security Interest of the Agent thereby created in such cash collateral shall rank in priority to all other Security Interests and adverse claims against such cash collateral. Such cash collateral shall be applied to satisfy the obligations of the Borrower for such Letters of Credit as payments are made thereunder and the Agent is hereby irrevocably directed by the Borrower to so apply any such cash collateral. Amounts held in such cash collateral accounts may not be withdrawn by the Borrower without the consent of the Operating Lender; however, interest on such deposited amounts shall be for the account of the Borrower and may be withdrawn by the Borrower so long as no Default or Event of Default is then continuing. If after expiry of the Letters of Credit for which such funds are held and application by the Agent of the amounts in such cash collateral accounts to satisfy the obligations of the Borrower hereunder with respect to the Letters of Credit being repaid, any excess remains, such excess shall be promptly paid by the Agent to the Borrower so long as no Default or Event of Default is then continuing.

2.17	Currency Excess

(1) If the Agent shall determine that the aggregate Outstanding Principal of the outstanding Loans under a given Credit Facility exceeds the maximum amount of such Credit Facility (the amount of such excess is herein called the “Currency Excess”), then, upon written request by the Agent (which request shall detail the applicable Currency Excess), the Borrower shall repay an amount of Canadian Prime Rate Loans or U.S. Base Rate Loans under such Credit Facility within (a) if the Currency Excess exceeds 3.0% of the amount of such Credit Facility, 5 Banking Days, and (b) in all other cases, 30 days after receipt of such request, such that, except as otherwise contemplated in Section 2.17(2), the Equivalent Amount in Canadian Dollars of such repayments is, in the aggregate, at least equal to the Currency Excess.

(2) If, in respect of any Currency Excess, the repayments made by the Borrower have not completely removed such Currency Excess (the remainder thereof being herein called the “Currency Excess Deficiency”), the Borrower shall within the aforementioned 5 Banking Days or 30 days, as the case may be, after receipt of the aforementioned request of the Agent, place an amount equal to the Currency Excess Deficiency on deposit with the Agent in an interest bearing account with interest at rates prevailing at the time of deposit for the account of the Borrower, to be assigned to the Agent on behalf of the Lenders by instrument satisfactory to the Agent and, if applicable, to be applied to maturing SOFR Loans or CORRA Loans, as applicable (converted if necessary at the exchange rate for determining the Equivalent Amount on the date of such application or held to provide for the funding of unexpired Letters of Credit in accordance with Section 2.16(2) which shall apply mutatis mutandis). The Borrower hereby grants to the Agent a fixed charge and specific security interest in such sums on deposit as security for such obligations. The Agent is hereby irrevocably directed by the Borrower to apply any such sums on deposit to maturing Loans or to satisfy obligations of the Borrower for such Letters of Credit as payments are made thereunder, as the case may be, as provided in the preceding sentence. Upon the Currency Excess Deficiency being eliminated as aforesaid or by virtue of subsequent changes in the exchange rate for determining the Equivalent Amount, then, provided no Default or Event of Default is then continuing, such funds on deposit, together with interest thereon shall be returned to the Borrower.

2.18	Hedging with Lenders and Hedging Affiliates

If a Lender or Hedging Affiliate enters into a Financial Instrument with the Borrower or a Subsidiary which such Lender or Hedging Affiliate (as the case may be) believes, acting reasonably, in good faith and without any actual notice or knowledge to the contrary, is Permitted Hedging, then each such Lender Financial Instrument and the Lender Financial Instrument Obligations under such Financial Instrument shall be secured by the Security equally and rateably with the Obligations, the other Lender Financial Instrument Obligations and the Cash Management Obligations, regardless of whether the Borrower or such Subsidiary has complied herewith (but, for certainty, without in any manner lessening or relieving the Borrower or such Subsidiary from its obligation to comply therewith).

2.19	Extension of Syndicated Facility Maturity Date

(1) In this Section:

“Requested Lenders” means those Lenders which are not then Non-Extending Lenders.

“Syndicated Facility Extension Request” means a written request by the Borrower to the Requested Lenders to extend the Syndicated Facility Maturity Date applicable to such Lenders up to two years, which request shall include an Officer’s Certificate certifying that no Default or Event of Default has occurred and is continuing.

(2) The Borrower may, once in each calendar year, by delivering to the Agent an executed Syndicated Facility Extension Request, request the Requested Lenders to extend the Syndicated Facility Maturity Date applicable to such Lenders; provided that such request may not be made less than 30 days before the then current Syndicated Facility Maturity Date.

(3) Upon receipt from the Borrower of an executed Syndicated Facility Extension Request, the Agent shall forthwith deliver to each Requested Lender a copy of such request, and each Requested Lender shall, within 30 days after the date the Agent receives such request from the Borrower, provide to the Agent and the Borrower either: (a) written notice that such Requested Lender (each, an “Extending Lender”) agrees to the requested extension of the current Syndicated Facility Maturity Date applicable to it or (b) written notice (each, a “Notice of Non-Extension”) that such Requested Lender (each, a “Non-Extending Lender”) does not agree to such requested extension; provided that, if a Requested Lender shall fail to so notify the Agent and the Borrower, then such Requested Lender shall be deemed to have delivered a Notice of Non-Extension and shall be deemed to be a Non-Extending Lender. The determination of each Lender whether or not to extend the Syndicated Facility Maturity Date applicable to it shall be made by each individual Lender in its sole discretion.

(4) If the Extending Lenders have not less than 66⅔% of the aggregate Syndicated Facility Commitments, the Syndicated Facility Maturity Date shall be extended in accordance with the Syndicated Facility Extension Request for each of the Extending Lenders. If the Extending Lenders do not have at least 66⅔% of the aggregate Syndicated Facility Commitments, the Syndicated Facility Maturity Date shall not be extended for any of the Requested Lenders. For certainty, the Syndicated Facility Maturity Date for a Non-Extending Lender shall not be extended, regardless of whether the Syndicated Facility Maturity Date is extended for the Extending Lenders as aforesaid.

(5) If the Syndicated Facility Maturity Date has been extended in accordance with the most recent Syndicated Facility Extension Request delivered pursuant to Section 2.19(2):

(a)	the Borrower may require any Non-Extending Lender to assign its Syndicated Facility Commitment, its Rateable Portion of all Loans and other Obligations outstanding under the Syndicated Facility and all of its rights, benefits and interests under the Documents relating thereto (collectively, the “Assigned Interests”) to (i) any Extending Lenders which have agreed to increase their Syndicated Facility Commitments and purchase Assigned Interests, and (ii) to the extent the Assigned Interests are not transferred to Extending Lenders, financial institutions selected by the Borrower and acceptable to the Agent, each acting reasonably. Such assignments shall be effective upon execution of assignment documentation satisfactory to the relevant Non-Extending Lender, the assignee, the Borrower and the Agent (each acting reasonably), upon payment to the relevant Non-Extending Lender (in immediately available funds) by the relevant assignee of an amount equal to its Rateable Portion of all Obligations being assigned and all accrued but unpaid interest and fees hereunder in respect of those portions of the Loans and Syndicated Facility Commitments being assigned, upon payment by the relevant assignee to the Agent (for the Agent’s own account) of the transfer fee contemplated in Section 15.6, and upon provision satisfactory to the Non-Extending Lender (acting reasonably) being made for (i) payment at maturity of outstanding SOFR Loans and CORRA Loans and (ii) any costs, losses, premiums or expenses incurred by such Non-Extending Lender by reason of the liquidation or re-deployment of deposits or other funds in respect of SOFR Loans and/or CORRA Loans, as applicable, outstanding hereunder. Upon such assignment and transfer, the Non-Extending Lender shall have no further right, interest, benefit or obligation in respect of the Syndicated Facility (except as provided in Section 6.7) and the assignee thereof shall succeed to the position of such Lender as if the same was an original party hereto in the place and stead of such Non-Extending Lender and shall be deemed to be an Extending Lender; for such purpose, to the extent that the assignee is not already a party hereto, the assignee shall execute and deliver an Assignment Agreement and such other documentation as may be reasonably required by the Agent and the Borrower to confirm its agreement to be bound by the provisions hereof and to give effect to the foregoing; and

(b)	to the extent that any Non-Extending Lender has not assigned its rights and interests to an Extending Lender or other financial institution as provided in subparagraph (a) above, the Borrower may, notwithstanding any other provision hereof, repay the Non-Extending Lender’s Rateable Portion of all Loans outstanding under the Syndicated Facility, together with all accrued but unpaid interest and fees thereon with respect to its Syndicated Facility Commitments, without making corresponding repayment to the other Lenders and, upon such repayment and provision satisfactory to the relevant Non-Extending Lender (acting reasonably) being made for (i) payment at maturity of all outstanding SOFR Loans and CORRA Loans and (ii) any costs, losses, premiums or expenses incurred by such Lender by reason of a liquidation or re-deployment of deposits or other funds in respect of SOFR Loans and/or CORRA Loans, as applicable, outstanding hereunder, the Borrower may cancel such Non-Extending Lender’s Syndicated Facility Commitment. Upon completion of the foregoing, such Non-Extending Lender shall have no further right, interest, benefit or obligation in respect of the Syndicated Facility (except as provided in Section 6.7) and the Syndicated Facility shall be reduced by the amount of such Lender’s cancelled Syndicated Facility Commitment.

(6) This Section 2.19 shall apply from time to time to facilitate successive extensions and requests for extension of the Syndicated Facility Maturity Date. The Borrower shall not be entitled to request any action or give any notice under this Section at any time when a Default or an Event of Default shall have occurred and be continuing. If, as of the current Syndicated Facility Maturity Date (before the extension thereof in accordance with the foregoing provisions of this Section 2.19), a Default or Event of Default exists, the Syndicated Facility Maturity Date shall not be extended, notwithstanding any other provision hereof to the contrary, for any Extending Lender unless each Extending Lender has waived such Default or Event of Default in writing.

2.20	Extension of Operating Facility Maturity Date

(1) In this Section:

“Operating Facility Extension Request” means a written request by the Borrower to the Operating Lender to extend the Operating Facility Maturity Date up to two years, which request shall include an Officer’s Certificate certifying that no Default or Event of Default has occurred and is continuing.

(2) The Borrower may, once in each calendar year, by delivering to the Agent and the Operating Lender an executed Operating Facility Extension Request, request the Operating Lender to extend the Operating Facility Maturity Date by up to two years; provided that such request may not be made more than 90 days or less than 30 days before the then current Operating Facility Maturity Date.

(3) Upon receipt from the Borrower of an executed Operating Facility Extension Request, the Operating Lender shall, within 30 days after the date the Operating Lender and the Agent receive such request from the Borrower, provide to the Borrower either: (a) written notice that it agrees to the requested extension of the current Operating Facility Maturity Date or (b) written notice (an “Operating Facility Notice of Non-Extension”) that it does not agree to such requested extension; provided that, if the Operating Lender shall fail to so notify the Agent and the Borrower, then it shall be deemed to have delivered an Operating Facility Notice of Non-Extension. The determination of the Operating Lender whether or not to extend the Operating Facility Maturity Date shall be made by the Operating Lender in its sole discretion.

(4) If the Operating Lender agrees to such requested extension of the current Operating Facility Maturity Date with respect to a given Operating Facility Extension Request, then the current Operating Facility Maturity Date shall be extended as requested in such Operating Facility Extension Request.

(5) This Section shall apply from time to time to facilitate successive extensions and requests for extension of the Operating Facility Maturity Date. The Borrower shall not be entitled to request any action or give any notice under this Section at any time when a Default or an Event of Default shall have occurred and be continuing. If, as of the current Operating Facility Maturity Date (before the extension thereof in accordance with the foregoing provisions of this Section 2.20), a Default or Event of Default exists, the Operating Facility Maturity Date shall not be extended, notwithstanding any other provision hereof to the contrary unless the Operating Lender has waived such Default or Event of Default in writing.

2.21	Replacement of Lenders

In addition to and not in limitation of or derogation from the other provisions hereof, the Borrower shall have the right, at its option, to (a) replace (by causing a Lender to assign its rights and interests under the applicable Credit Facility to additional financial institutions or to existing Lenders which have agreed to increase their Commitments other than to a Sanctioned Lender (or a person that would be a Sanctioned Lender if that person was a Lender)) or (b) provided that no Default or Event of Default has occurred and is continuing, repay the Obligations outstanding and cancel the Commitments of (without corresponding repayment to or cancellation of the Commitments of other Lenders) or (c) do any combination thereof with respect to: (i) those Lenders which have not agreed to a consent under, waiver of or proposed amendment to the provisions of the Documents (each, a “Dissenting Lender”) requested by the Borrower, (ii) those Lenders which have notified the Borrower and the Agent of an entitlement to receive Additional Compensation under Section 12.2, (iii) those Lenders which, pursuant to Section 12.4, have declared their obligations under this Agreement in respect of any Loan to be terminated, and (iv) any Defaulting Lender or Sanctioned Lender, and, for such purposes, the provisions of Section 2.19(5) shall apply thereto, mutatis mutandis; provided that, notwithstanding the foregoing:

(a)	in the case of the replacement or repayment of a Dissenting Lender, the Borrower shall not be entitled to replace or repay a Dissenting Lender unless, after doing so, the requested consent, waiver or amendment would be approved in accordance with the Documents;

(b)	the Borrower shall not be entitled to repay a Dissenting Lender (as opposed to replacing the same) and reduce the amount of a Credit Facility if, after doing so, the Credit Facilities would be reduced by more than 25% in the aggregate or such greater percentage as may be agreed to by the Lenders other than the Dissenting Lenders (acting reasonably);

(c)	the Borrower shall not be entitled to replace or repay a Dissenting Lender unless it is concurrently repaying or replacing all other Dissenting Lenders; and

(d)	the addition of new financial institutions as Lenders or the increasing of Commitments by existing Lenders shall require the consent of the Agent, such consent not to be unreasonably withheld.

2.22	Determinations of the Borrowing Base; Removal of Certain Lenders

(1) The Lenders may from time to time determine the Borrowing Base in their sole discretion and the Agent shall deliver to the Borrower a written notice specifying each such determination (each such notice, a “Borrowing Base Notice”). Each determination of the Borrowing Base by the Lenders shall be binding and conclusive for all purposes hereof and shall be effective (a) in the case of an increase in the Borrowing Base, or a re-affirmation of the same Borrowing Base, immediately upon receipt by the Borrower of the Borrowing Base Notice specifying the same, (b) in the case of a decrease in the Borrowing Base resulting from (i) the Disposition of any Borrowing Base Properties (including (A) the Disposition of a Material Subsidiary, and (B) any Disposition of P&NG Rights in connection with the granting of a royalty in such P&NG Rights), (ii) any Hedge Monetization or (iii) the Borrower or any Subsidiary becoming subject to ARO Order(s) and/or Exceedance Curtailment Orders, immediately upon receipt by the Borrower of the Borrowing Base Notice specifying the same, and (c) in the case of all other decreases in the Borrowing Base, 60 days after receipt by the Borrower of the Borrowing Base Notice specifying the same, and in each case until the coming into effect of a subsequent determination of the Borrowing Base. As at the Effective Date, the Borrowing Base has been determined by the Lenders to be Cdn.$275,000,000.

(2) The Borrowing Base shall be determined and re-determined as follows:

(a)	by May 31st of each year in respect of the annual Engineering Report delivered to the Agent pursuant to Section 9.1(e)(vii) and by November 30th of each year in respect of the update to such report delivered to the Agent pursuant to Section 9.1(e)(viii), as the case may be, the Lenders shall attempt to reach unanimous agreement on a new Borrowing Base; the next scheduled determination of the Borrowing Base shall occur by May 31st, 2026;

(b)	if all of the Lenders agree to the amount of the Borrowing Base by the applicable dates provided for in clause (a) above, as the case may be, then the Agent shall deliver a Borrowing Base Notice to the Borrower (with a copy thereof to each Lender) specifying such agreed upon Borrowing Base; and

(c)	if all of the Lenders cannot agree on the amount of the Borrowing Base by the applicable dates provided for in clause (a) above, as the case may be, then the Borrowing Base shall be deemed to have been determined by the Lenders as the lowest Borrowing Base amount proposed by a Lender or Lenders (each acting in good faith) (each such Lender, a “Lowest Borrowing Base Lender”) to the Agent and other Lenders by written notice, and promptly after the applicable dates provided for in clause (a) above, as the case may be, the Agent shall deliver a Borrowing Base Notice to the Borrower (with a copy thereof to each Lender) specifying such Borrowing Base.

In addition to and without limiting the foregoing, the Lenders may determine and re-determine the Borrowing Base at any time and from time to time (in addition to the aforementioned determinations of the Borrowing Base after receipt of the annual Engineering Report and the update thereto):

(i)	once per calendar year at the request of the Majority of the Lenders;

(ii)	at the request of the Majority of the Lenders, if the Borrower or any Subsidiary becomes subject to any ARO Order or Exceedance Curtailment Order, the aggregate cost (or estimated cost, as applicable) of compliance with all such ARO Orders (without duplication and including the amount of any ARO Security Requirements), plus the aggregate Exceedance Costs with respect to all such Exceedance Curtailment Orders (without duplication), would exceed 10% of the then applicable Borrowing Base; for the purpose of determining the estimated cost or Exceedance Costs for purposes of this subparagraph (ii), the Borrower shall provide the Agent with a reasonable estimate of such cost or Exceedance Cost, as applicable, within fifteen (15) Banking Days of its receipt of the applicable ARO Order(s) or Exceedance Curtailment Order(s) and shall deliver to each Lender all such other relevant information related to such estimate as may be reasonably required by any such Lender;

(iii)	at the request of the Majority of the Lenders, if the Borrower and its Subsidiaries acquire ARO Assets (whether by way of purchase, merger, amalgamation or other transaction) which, together with all other such transactions consummated in the then current fiscal year, have ARO Liabilities (Inactive) associated therewith, in the aggregate, of greater than the Threshold Amount, net of the aggregate amount of ARO Liabilities (Inactive) disposed of by the Borrower and its Subsidiaries in such period, and excluding, in each case, such transactions solely between or among the Borrower and/or any Subsidiaries thereof; or

(iv)	if the amounts received by the Borrower and its Subsidiaries from all Hedge Monetizations since the immediately preceding determination of the Borrowing Base together with the proceeds received by the Borrower and its Subsidiaries from the sales, transfers, assignments or other dispositions (for certainty, other than Permitted Dispositions) which the Borrower and its Subsidiaries are entitled to make pursuant to Section 9.2(d) exceeds, in the aggregate, 10% of the then applicable Borrowing Base; or

For certainty, the then current Borrowing Base shall remain in effect unless and until there has been an agreement of all of the Lenders or determination of the Borrowing Base pursuant to Section 2.22(2)(c).

(3) If the Borrowing Base has been determined pursuant to Section 2.22(2)(c), the Borrower shall have the right:

(a)	to require any Lowest Borrowing Base Lender to assign its Commitments, its Rateable Portion of all Loans and other Obligations and all of its rights, benefits and interests under the Documents to other Lenders which have agreed to increase their Commitments or to other financial institutions acceptable to the Agent, acting reasonably, and the provisions of Section 2.19(5)(a) shall apply thereto, mutatis mutandis; or

(b)	to repay a Lowest Borrowing Base Lender’s Rateable Portion of all Loans outstanding under the Credit Facilities, together with all accrued but unpaid interest and fees thereon with respect to its Commitments (without making corresponding repayment to the other Lenders) and cancel such Lowest Borrowing Base Lender’s Commitments, and the provisions of Section 2.19(5)(b) shall apply thereto, mutatis mutandis.

(4) The Borrower may request, one time per calendar year, a re-determination of the Borrowing Base upon notice to the Agent. Upon such request, the Borrowing Base will be re-determined as soon as reasonably practicable, provided that the Borrower has made available to the Agent, for the benefit of the Lenders, the current information which, in the opinion of the Majority of the Lenders, acting reasonably, is required to perform such re-determination. The Borrowing Base will be adjusted effective on the date specified in the notice of same given by the Agent to the Borrower. In connection with any such re-determination, the Agent on behalf of the Lenders will be entitled to charge the Borrower a reasonable “work fee” to be agreed upon between the Borrower and the Agent.

(5) If, after a Borrowing Base determination or re-determination, a Borrowing Base Shortfall exists, the Borrower will, within 60 days after receipt by the Borrower of notice of the Borrowing Base Shortfall: (i) repay Loans under the Credit Facilities to the extent necessary to reduce the Outstanding Principal of Loans under the Credit Facilities by not less than the amount of the Borrowing Base Shortfall and/or (ii) add sufficient oil and gas properties as determined by the Lenders to eliminate the Borrowing Base Shortfall. For certainty, the Borrower shall not be entitled to request Drawdowns during the occurrence of a Borrowing Base Shortfall.

(6) At the request of the Agent, the Borrower will meet annually or semi-annually, with the Lenders at a time and place mutually acceptable to the Borrower and the Lenders to review and discuss the production profile of the Borrowing Base Properties, and such other matters affecting the Borrower and the Material Subsidiaries’ business as the Lenders may request, acting reasonably.

Article 3 – CONDITIONS PRECEDENT

3.1	Conditions Precedent for all Drawdowns

On or before each Drawdown hereunder the following conditions shall be satisfied:

(a)	the Agent shall have received a proper and timely Drawdown Notice from the Borrower requesting the Drawdown;

(b)	the representations and warranties set forth in Section 8.1 shall be true and accurate in all material respects on and as of the date of the requested Drawdown (save and except for: (i) the representations and warranties in Section 8.1 which are expressed to be as of a specific date; and (ii) those representations and warranties in Section 8.1 which are already subject to a materiality threshold (such as Material Adverse Effect), which shall be true and accurate in all respects on and as of the date of the requested Drawdown);

(c)	no Default or Event of Default shall have occurred and be continuing on and as of the date of the requested Drawdown nor shall the Drawdown result in the occurrence of a Default or Event of Default;

(d)	after giving effect to the proposed Drawdown, the Outstanding Principal of all Loans outstanding under the relevant Credit Facility shall not exceed the maximum amount of such Credit Facility;

(e)	a Borrowing Base Shortfall shall not exist or result from the proposed Drawdown and, after giving effect to the proposed Drawdown, the Outstanding Principal of all Loans shall not exceed the Borrowing Base then in effect; and

(f)	in the case of any Drawdown other than a Drawdown by way of Letters of Credit or Overdraft Loans, after giving effect to such Drawdown and the application of proceeds thereof, the Borrower would not have any Excess Cash.

3.2	Conditions Precedent to Amendment and Restatement

This Agreement shall become effective upon, and the Existing Credit Agreement shall be amended and restated as herein provided upon, the following conditions being satisfied:

(a)	the Agent shall have received each of the following, in form and substance satisfactory to the Agent, acting reasonably:

(i)	a duly executed copy of this Agreement;

(ii)	a security assignment agreement duly executed by the Agent, the Collateral Agent (as defined in the Existing Credit Agreement) and the Loan Parties;

(iii)	duly executed copies of the amended and restated general security agreements, amended and restated floating charge demand debentures and amended and restated debenture pledge agreements from each Loan Party;

(iv)	a duly executed confirmation of guarantee from each Loan Party;

(v)	a withdrawal letter duly executed by the Withdrawing Lender, the Borrower and the Agent;

(vi)	a certificate of status (or equivalent) of recent date for each Loan Party in respect of its jurisdiction of formation or subsistence;

(vii)	certified copies of the articles and by-laws or equivalent constating documents or governing agreements in respect of each Loan Party;

(viii)	certified copies of all applicable resolutions authorizing the Documents to which each Loan Party is a party and the performance of its obligations and the transactions thereunder;

(ix)	certificates of incumbency in respect of the individuals executing and delivering the Documents to which each Loan Party is a party; and

(x)	a legal opinion from counsel to the Loan Parties;

(b)	no Default or Event of Default shall have occurred and be continuing and each of the representations and warranties set forth in Section 8.1 shall be true and correct in all respects, in each case, as of the Effective Date, and the Borrower shall have delivered to the Agent and the Lenders an Officer’s Certificate certifying the same;

(c)	as of the Effective Date, no event, circumstance or development shall have occurred or become known which has had or would reasonably be expected to have a Material Adverse Effect, and the Borrower shall have delivered to the Agent and the Lenders an Officer’s Certificate certifying the same;

(d)	the Borrower shall have received gross proceeds from a rights offering of the Borrower to a person other than a Subsidiary in an amount not less than $200,000,000, and the Borrower shall have delivered to the Agent and the Lenders an Officer’s Certificate certifying the same;

(e)	prior to, or substantially concurrently with, the effectiveness hereof, the Borrower shall have irrevocably deposited or caused to be deposited with The Bank of New York Mellon, as trustee under the 2023 Note Indenture (as defined in the Existing Credit Agreement), in trust solely for the benefit of the holders of the 2023 Notes (as defined in the Existing Credit Agreement), cash in United States Dollars in such amount as will be sufficient (without consideration of any reinvestment of interest) to pay and discharge the principal, premium, if any, and accrued interest on all of the 2023 Notes to the date of the redemption thereof and all conditions precedent to satisfaction and discharge of the 2023 Notes and the 2023 Note Indenture set forth in Section 10.01 of the 2023 Note Indenture shall have been satisfied, and the Borrower shall have delivered to the Agent and the Lenders an Officer’s Certificate certifying each of the foregoing;

(f)	arrangements satisfactory to the Agent shall have been made for the filing financing statements or financing change statements in respect of all registrations, filings and recordings made in favour of the Collateral Agent (as defined in the Existing Credit Agreement) in connection with the Security;

(g)	all fees and expenses previously agreed to in writing between the Borrower, the Co-Lead Arrangers, the Agent and the Lenders shall be paid by the Borrower to the Co-Lead Arrangers, the Agent or the Lenders, as applicable, or arrangements satisfactory to the Agent shall have been made for the payment of such fees; and

(h)	the Agent and the Lenders shall have received all such other documentation and information reasonably requested from the Borrower and its Subsidiaries in connection with any AML/KYC Legislation as may be required in accordance with Section 15.18 hereof.

3.3	Waiver

The conditions set forth in Sections 3.1 and 3.2 are inserted for the sole benefit of the Lenders and the Agent and may be waived with the approval of all of the Lenders, in whole or in part (with or without terms or conditions), without prejudicing the right of the Lenders or Agent at any time to assert such waived conditions in respect of any subsequent Drawdown.

Article 4 – EVIDENCE OF DRAWDOWNS

4.1	Accounts and Records

The Agent shall open and maintain books of account or electronically stored records evidencing all Loans and all other amounts owing by the Borrower to the Lenders hereunder. The Agent shall enter in the foregoing accounts or records details of all amounts from time to time owing, paid or repaid by the Borrower hereunder. The information entered in the foregoing accounts or records shall, in the absence of manifest error, constitute conclusive evidence of the obligations of the Borrower to the Lenders hereunder with respect to all Loans and all other amounts owing by the Borrower to the Lenders hereunder. After a request by the Borrower, the Agent shall promptly advise the Borrower of such entries made in the Agent’s books of account or electronically stored records.

Article 5 – PAYMENTS OF INTEREST AND FEES

5.1	Interest on Canadian Prime Rate Loans

The Borrower shall pay interest on each Canadian Prime Rate Loan owing by it during each Interest Period applicable thereto in Canadian Dollars at a rate per annum equal to the Canadian Prime Rate in effect from time to time during such Interest Period plus the Applicable Pricing Rate. Each determination by the Agent of the Canadian Prime Rate applicable from time to time during an Interest Period shall, in the absence of manifest error, be conclusive evidence thereof. Such interest shall accrue daily and shall be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Loan to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the Canadian Prime Rate Loan outstanding during such period and on the basis of the actual number of days elapsed in a year of 365 days. Changes in the Canadian Prime Rate shall cause an immediate adjustment of the interest rate applicable to such Loans without the necessity of any notice to the Borrower.

5.2	Interest on U.S. Base Rate Loans

The Borrower shall pay interest on each U.S. Base Rate Loan owing by it during each Interest Period applicable thereto in United States Dollars at a rate per annum equal to the U.S. Base Rate in effect from time to time during such Interest Period plus the Applicable Pricing Rate. Each determination by the Agent of the U.S. Base Rate applicable from time to time during an Interest Period shall, in the absence of manifest error, be conclusive evidence thereof. Such interest shall be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Loan to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the U.S. Base Rate Loan outstanding during such period and on the basis of the actual number of days elapsed in a year of 365 days. Changes in the U.S. Base Rate shall cause an immediate adjustment of the interest rate applicable to such Loans without the necessity of any notice to the Borrower.

5.3	Interest on SOFR Loans

The Borrower shall pay interest on each SOFR Loan owing by it during each Interest Period applicable thereto in United States Dollars at a rate per annum, calculated on the basis of a 360 day year, equal to the sum of Adjusted Term SOFR with respect to such Interest Period plus the Applicable Pricing Rate. Each determination by the Agent of the Adjusted Term SOFR applicable to an Interest Period shall, in the absence of manifest error, be conclusive evidence thereof. Such interest shall accrue daily and shall be payable in arrears on each Interest Payment Date for such SOFR Loan for the period from and including the Drawdown Date or the preceding Rollover Date, Conversion Date or Interest Payment Date, as the case may be, for such SOFR Loan to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the SOFR Loan outstanding during such period and on the basis of the actual number of days elapsed divided by 360.

5.4	Interest on CORRA Loans

The Borrower shall pay interest on each CORRA Loan owing by it during each Interest Period applicable thereto in Canadian Dollars at a rate per annum, calculated on the basis of a 365 day year equal to the sum of (a) in the case of a Term CORRA Loan, Adjusted Term CORRA with respect to such Interest Period plus the Applicable Pricing Rate, or (b) in the case of a Daily Compounded CORRA Loan, Adjusted Daily Compounded CORRA with respect to such Interest Period plus the Applicable Pricing Rate. Each determination by the Agent of Adjusted Term CORRA and Adjusted Daily Compounded CORRA, as applicable, applicable to an Interest Period shall, in the absence of manifest error, be conclusive evidence thereof. Such interest shall accrue daily and shall be payable in arrears on each Interest Payment Date for such CORRA Loan for the period from and including the Drawdown Date or the preceding Rollover Date, Conversion Date or Interest Payment Date, as the case may be, for such CORRA Loan to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the CORRA Loan outstanding during such period and on the basis of the actual number of days elapsed divided by 365.

5.5	Interest Act (Canada); Conversion of 360 Day Rates

(1) Whenever a rate of interest or other rate per annum hereunder is calculated on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

(2) Whenever a rate of interest or other rate per annum hereunder is expressed or calculated on the basis of a year of 360 days, such rate of interest or other rate shall be expressed as a rate per annum, calculated on the basis of a 365 day year, by multiplying such rate of interest or other rate by 365 and dividing it by 360.

5.6	Nominal Rates; No Deemed Reinvestment

The principle of deemed reinvestment of interest shall not apply to any interest calculation under this Agreement; all interest payments to be made hereunder shall be paid without allowance or deduction for deemed reinvestment or otherwise, before and after maturity, default and judgment. The rates of interest specified in this Agreement are intended to be nominal rates and not effective rates. Interest calculated hereunder shall be calculated using the nominal rate method and not the effective rate method of calculation.

5.7	Standby Fees

(1) The Borrower shall pay to the Agent for the account of the relevant Lenders a standby fee in Canadian Dollars in respect of each Credit Facility calculated at a rate per annum equal to the Applicable Pricing Rate on the amount, if any, by which the amount of the Outstanding Principal under the Credit Facility in question for each day in the period of determination is less than the maximum amount for each such day of such Credit Facility. For purposes of determining standby fees payable pursuant to this Section 5.7, the Outstanding Principal from time to time in United States Dollars on each day during the period for which such standby fees are payable shall, for the purposes of determining an Equivalent Amount on such day, be notionally converted to the Equivalent Amount in Canadian Dollars using the exchange rate for determining the Equivalent Amount thereof on the first Banking Day of each calendar month for any calculation with respect to each month in the calculation period. Fees determined in accordance with this Section shall accrue daily from and after the Effective Date and be payable by the Borrower quarterly in arrears and, with respect to a Credit Facility, on the earlier of: (a) repayment and cancellation in full of such Credit Facility; and (b) the applicable Maturity Date of such Credit Facility.

(2) As of: (a) the last day of December, March, June and September in each year, (b) the date of any cancellation in full of a Credit Facility, and (c) any Maturity Date applicable to a Credit Facility, the Agent shall determine the standby fees under this Section in respect of the applicable Credit Facilities for the period from and including the Effective Date or the last date on which such standby fees were payable hereunder, as the case may be, up to and including that date of determination and shall deliver to the Borrower a written request for payment of the standby fees so determined, as detailed therein. The Borrower shall pay to the Agent for the account of the Lenders the standby fees referred to above by no later than the third Banking Day of each calendar quarter.

5.8	Agent’s Fees

The Borrower shall pay to the Agent, for its own account, until the Credit Facilities have been fully cancelled and all Obligations hereunder have been paid in full, the non-refundable agency fees in the amounts and at the times specified in the Agency Fee Agreement.

5.9	Interest on Overdue Amounts

Notwithstanding any other provision hereof, in the event that any amount due hereunder (including any interest payment) is not paid when due (whether by acceleration or otherwise), the Borrower shall pay interest on such unpaid amount (including interest on interest) on the last day of each month, if and to the fullest extent permitted by applicable law, from the date that such amount is due until the date that such amount is paid in full (but excluding the date of such payment if the payment is received for value at the required place of payment on the date of such payment prior to 1:00 p.m. (Toronto time)), and such interest shall accrue daily, be calculated and compounded monthly on the last Banking Day of each such month and be payable in the currency of the relevant Loan on demand, after as well as before maturity, default and judgment, at a rate per annum that is equal to (i) in respect of amounts due in Canadian Dollars, the rate of interest then payable on Canadian Prime Rate Loans (as set forth in Section 5.1) plus 2.0% per annum or (ii) in respect of amounts due in United States Dollars, the rate of interest then payable on U.S. Base Rate Loans (as set forth in Section 5.2) plus 2.0% per annum.

5.10	Waiver

To the extent permitted by applicable law, the covenant of the Borrower to pay interest at the rates provided herein shall not merge in any judgment relating to any obligation of the Borrower to the Lenders or the Agent and any provision of the Interest Act (Canada) or Judgment Interest Act (Alberta) which restricts any rate of interest set forth herein shall be inapplicable to this Agreement and is hereby waived by the Borrower.

5.11	Maximum Rate Permitted by Law

If any provision of this Agreement or of any of the other Documents would obligate Borrower or any Guarantor to make any payment of interest or other amount payable to the Agent or any Lender in an amount or calculated at a rate which would be prohibited by applicable law or would result in a receipt by the Agent or such Lender of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)) then, notwithstanding such provisions, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by applicable law or so result in a receipt by the Agent or such Lender of interest at a criminal rate, such adjustment to be effected, to the extent necessary, as follows: (a) firstly, by reducing the amount or rate of interest required to be paid to the Agent or such Lender under Section 5.1, 5.2 or 5.3, and (b) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to the Agent or such Lender which would constitute “interest” for purposes of Section 347 of the Criminal Code (Canada). Notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, if the Agent or any Lender shall have received an amount in excess of the maximum permitted by that section of the Criminal Code (Canada), the Borrower shall be entitled, by notice in writing to the Agent or such Lender, to obtain reimbursement from the Agent or such Lender in an amount equal to such excess and, pending such reimbursement, such amount shall be deemed to be an amount payable by the Agent or such Lender to the Borrower. Any amount or rate of interest referred to in this Section 5.11 shall be determined in accordance with GAAP as an effective annual rate of interest over the term that the applicable Loan remains outstanding on the assumption that any charges, fees or expenses that fall within the meaning of “interest” (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be pro-rated over that period of time and otherwise be pro-rated over the period from September 20, 2023 to the applicable Maturity Date.

Article 6 – LETTERS OF CREDIT

6.1	Availability

Subject to the provisions hereof, the Borrower may require that Letters of Credit be issued under the Operating Facility in accordance with the Drawdown Notices and Rollover Notices of the Borrower; provided that the aggregate Outstanding Principal represented by all outstanding Letters of Credit under the Operating Facility shall not exceed Cdn.$[Redacted – amount]. The issuance of Letters of Credit shall constitute Drawdowns or Rollovers (as applicable) hereunder and shall reduce the availability of the Operating Facility by the aggregate Outstanding Principal of Letters of Credit under such Credit Facility. For certainty, Letters of Credit issued under the Operating Facility shall be issued by the Operating Lender.

6.2	Currency, Type, Form and Expiry

Letters of Credit issued pursuant hereto shall be denominated in Canadian Dollars or United States Dollars and amounts payable thereunder shall be paid in the currency in which the Letter of Credit is denominated. A Letter of Credit issued hereunder shall, at the request of the Borrower (as specified in the relevant Drawdown Notice or Rollover Notice), be issued by the Operating Lender under the Operating Facility. Letters of Credit shall be in a form satisfactory to the Operating Lender, acting reasonably, and shall have an expiration date not in excess of one year from the date of issue (provided that Letters of Credit may contain customary automatic renewal provisions). On the Operating Facility Maturity Date, the Borrower shall provide or cause to be provided to the Agent cash collateral in accordance with the provisions of Section 2.16(2) in an amount equal to or greater than the aggregate undrawn amount of all unexpired Letters of Credit outstanding under the Operating Facility; such cash collateral shall be held by the Agent and be applied in accordance with said Section 2.16(2) in satisfaction of and security for the Obligations of the Borrower for such unexpired Letters of Credit.

6.3	No Conversion

Except as provided in Section 6.5, the Borrower may not effect a Conversion of a Letter of Credit.

6.4	Records

The Agent shall each maintain records showing the undrawn and unexpired amount of each Letter of Credit issued by it and outstanding hereunder and each Lender’s share of such amount and showing for each Letter of Credit issued hereunder:

(a)	the dates of issuance and expiration thereof;

(b)	the amount thereof; and

(c)	the date and amount of all payments made thereunder.

The Agent shall make copies of such records available to the Agent, the Borrower or any Lender upon its request.

6.5	Reimbursement or Conversion on Presentation

On presentation of a Letter of Credit and payment thereunder by the Operating Lender, the Borrower shall forthwith pay to and reimburse the Agent for the account of the Operating Lender for all amounts paid pursuant to such Letter of Credit; failing such payment, the Borrower shall be deemed to have effected a Conversion of such Letter of Credit into: (a) a Canadian Prime Rate Loan, in the case of a Letter of Credit denominated in Canadian Dollars, and (b) a U.S. Base Rate Loan, in the case of a Letter of Credit denominated in United States Dollars, in each case, under the same Credit Facility as such Letter of Credit was issued and to the extent of the payment by the Operating Lender thereunder.

6.6	Fees and Expenses

(1) The Borrower shall pay to the Agent for the account of the Operating Lender, an issuance fee, payable quarterly in arrears on the third Banking Day of each calendar quarter commencing in the calendar quarter in which the applicable Letter of Credit was issued and payable on the Maturity Date or (if applicable) any earlier date on which the Credit Facility under which such Letter of Credit is issued is fully cancelled, calculated at a rate per annum equal to the Applicable Pricing Rate and on the daily amount of each such Letter of Credit for the number of days such Letter of Credit was outstanding for the period from and including the date of issuance or the date of the immediately preceding determination of issuance fees (as the case may be) to but excluding that date of determination, in each case, in a year of 365 days; provided that the minimum issuance fee for each such Letter of Credit shall be Cdn.$[Redacted – amount] for Letter of Credit denominated in Canadian Dollars and U.S.$ [Redacted – amount] for Letter of Credit denominated in United States Dollars. For purposes of determining the issuance fee payable pursuant to this Section 6.6, the Outstanding Principal from time to time in United States Dollars on each day during the period for which such issuance fees are payable shall, for the purposes of determining an Equivalent Amount on such day, be notionally converted to the Equivalent Amount in Canadian Dollars using the exchange rate for determining the Equivalent Amount thereof on the first Banking Day of each calendar month for any calculation with respect to each month in the calculation period.

(2) In addition, the Borrower shall from time to time pay to the Operating Lender its usual and customary fees and charges (at the then prevailing rates) for the issuance, amendment, delivery and administration of letters of credit such as the Letters of Credit and shall pay and reimburse the Agent, the Operating Lender and the Lenders, as applicable, for any out-of-pocket costs and expenses incurred in connection with any Letter of Credit, including in connection with any payment thereunder.

6.7	Additional Provisions

(1) Indemnity and No Lender Liability

The Borrower shall indemnify and save harmless the Lenders, the Operating Lender and the Agent against all claims, losses, costs, expenses or damages to the Lenders, the Operating Lender and the Agent arising out of or in connection with any Letter of Credit, the issuance thereof, any payment thereunder or any action taken by the Lenders, the Operating Lender or the Agent or any other person in connection therewith, including all costs relating to any legal process or proceeding instituted by any party restraining or seeking to restrain the issuer of a Letter of Credit, the Operating Lender, the Agent or the relevant Lenders from accepting or paying any Draft or any amount under any such Letter of Credit, except as a result of the Agent’s, Lenders’ or Operating Lender’s (as applicable) gross negligence or wilful misconduct, as determined in a final, non-appealable judgment by a court of competent jurisdiction. The Borrower also agrees that the Lenders, the Operating Lender and the Agent shall have no liability to it for any reason in respect of or in connection with any Letter of Credit, the issuance thereof, any payment thereunder or any other action taken by the Lenders, the Operating Lender or the Agent or any other person in connection therewith, except as a result of the Agent’s, Lenders’ or Operating Lender’s (as applicable) gross negligence or wilful misconduct, as determined in a final, non-appealable judgment by a court of competent jurisdiction.

(2) No Obligation to Inquire

The Borrower hereby acknowledges and confirms to each of the Operating Lender, the Agent and the Lenders that the Operating Lender, the Agent and the Lenders shall not be obliged to make any inquiry or investigation as to the right of any beneficiary to make any claim or Draft or request any payment under a Letter of Credit and payment pursuant to a Letter of Credit shall not be withheld by reason of any matters in dispute between the beneficiary thereof and the Borrower. The sole obligation of the Operating Lender and the Agent and the Lenders, as applicable, with respect to Letters of Credit is to cause to be paid a Draft drawn or purporting to be drawn in accordance with the terms of the applicable Letter of Credit and for such purpose the Operating Lender or Agent, as the case may be, is only obliged to determine that the Draft purports to comply with the terms and conditions of the relevant Letter of Credit.

The Operating Lender, the Agent and the Lenders shall not have any responsibility or liability for or any duty to inquire into the form, sufficiency (other than to the extent provided in the preceding paragraph), authorization, execution, signature, endorsement, correctness (other than to the extent provided in the preceding paragraph), genuineness or legal effect of any Draft, certificate or other document presented to it pursuant to a Letter of Credit and the Borrower unconditionally assumes all risks with respect to the same. The Borrower agrees that it assumes all risks of the acts or omissions of the beneficiary of any Letter of Credit with respect to the use by such beneficiary of the relevant Letter of Credit. The Borrower further agrees that neither the Agent nor any Lender, including the Operating Lender, nor any of their respective officers, directors or correspondents will assume liability for, or be responsible for:

(a)	the validity, correctness, genuineness or legal effect of any document or instrument relating to any Letter of Credit, even if such document or instrument should in fact prove to be in any respect invalid, insufficient, inaccurate, fraudulent or forged;

(b)	the failure of any document or instrument to bear any reference or adequate reference to any Letter of Credit;

(c)	any failure to note the amount of any Draft on any Letter of Credit or on any related document or instrument;

(d)	any failure of the beneficiary of any Letter of Credit to meet the obligations of such beneficiary to the Borrower or any other person;

(e)	any errors, inaccuracies, omissions, interruptions or delays in transmission or delivery of any messages, directions or correspondence by mail, facsimile or otherwise, whether or not they are in cipher;

(f)	any inaccuracies in the translation of any messages, directions or correspondence or for errors in the interpretation of any technical terms; or

(g)	any failure by the Agent or any Lender, including the Operating Lender, as the case may be, to make payment under any Letter of Credit as a result of any law, control or restriction rightfully or wrongfully exercised or imposed by any domestic or foreign court or government or Governmental Authority or as a result of any other cause beyond the control of the Agent or any Lender, including the Operating Lender, or their respective officers, directors or correspondents.

(3) Obligations Unconditional

The obligations of the Borrower hereunder with respect to all Letters of Credit shall be absolute, unconditional and irrevocable and shall not be reduced by any event, circumstance or occurrence, including any lack of validity or enforceability of a Letter of Credit, or any Draft paid or acted upon by the Operating Lender, the Agent, the Lenders or any of their respective officers, directors, agents, employees or correspondents, or any Letter of Credit being fraudulent, forged, invalid or insufficient in any respect (except with respect to their gross negligence or wilful misconduct or payment under a Letter of Credit other than in substantial compliance therewith), or any set-off, defenses, rights or claims which the Borrower may have against any beneficiary or transferee of any Letter of Credit. The obligations of the Borrower hereunder shall remain in full force and effect and shall apply to any alteration to or extension of the expiration date of any Letter of Credit or any Letter of Credit issued to replace, extend or alter any Letter of Credit.

(4) Other Actions

Any action, inaction or omission taken or suffered by the Operating Lender, the Agent or any Lender or by any of their respective officers, directors, agents, employees or correspondents under or in connection with a Letter of Credit or any Draft made thereunder, if in good faith and in conformity with foreign or domestic laws, regulation or customs applicable thereto shall be binding upon the Borrower and shall not place the Operating Lender, the Agent, any Lender or any of their respective officers, directors, agents, employees or correspondents under any resulting liability to the Borrower. Without limiting the generality of the foregoing, the Operating Lender, the Agent, any Lender and their respective officers, directors, agents, employees or correspondents may receive, accept or pay as complying with the terms of a Letter of Credit, any Draft thereunder, otherwise in order which may be signed by, or issued to, the administrator or any executor of, or the trustee in bankruptcy of, or the receiver for any property of, or any person or entity acting as a representative or in the place of, such beneficiary or its successors and assigns. The Borrower covenants that it will not take any steps, issue any instructions to the Operating Lender, the Agent, any Lender or any of their respective officers, directors, agents, employees or correspondents or institute any proceedings intended to derogate from the right or ability of the Operating Lender, the Agent, any Lender or their respective officers, directors, agents, employees or correspondents to honour and pay any Letter of Credit or any Drafts.

(5) Payment of Contingent Liabilities

The Borrower shall pay to the Agent an amount equal to the maximum amount available to be drawn under any unexpired Letter of Credit which becomes the subject of any order, judgment, injunction or other such determination (an “Order”), or any petition, proceeding or other application for any Order by the Borrower or any other party, restricting payment under and in accordance with such Letter of Credit or extending the Operating Lender’s or Lenders’ liability, as the case may be, under such Letter of Credit beyond the expiration date stated therein; payment in respect of each such Letter of Credit shall be due forthwith upon demand in the currency in which such Letter of Credit is denominated.

Any amount paid to the Agent pursuant to the preceding paragraph shall be held by the Agent in interest bearing cash collateral accounts (with interest payable for the account of the Borrower at the rates and in accordance with the then prevailing practices of the Agent for accounts of such type) as continuing security for the Obligations (and the Borrower hereby grants to the Agent a fixed charge and specific security interest in such amounts as security for the Obligations) and shall, prior to an Event of Default be applied by the Agent against the Obligations for such Letter of Credit if payment is required thereunder; after an Event of Default the Agent shall apply such amounts, firstly, against any Obligations in respect of the relevant Letter of Credit, and, after satisfaction of such Obligations or expiry of such Letter of Credit, against any other Obligations in accordance with Section 7.4.

The Agent shall release to the Borrower any amount remaining in the cash collateral accounts after applying the amounts necessary to discharge the Obligations relating to such Letter of Credit, upon the later of:

(a)	the date on which any final and non-appealable order, judgment or other determination has been rendered or issued either terminating any applicable Order or permanently enjoining the Operating Lender or Lenders, as the case may be, from paying under such Letter of Credit;

(b)	the earlier of:

(i)	the date on which either the original counterpart of such Letter of Credit is returned to the Operating Lender or the Agent, as the case may be, for cancellation or the Operating Lender or Lenders, as the case may be, is or are released by the beneficiary thereof from any other obligation in respect of such Letter of Credit to the satisfaction of the applicable Operating Lender or the Agent, as the case may be, acting reasonably; and

(ii)	the expiry of such Letter of Credit; and

(c)	if an Event of Default has occurred, the payment and satisfaction of all Obligations and the cancellation or termination of the Credit Facilities.

(6) No Consequential Damages

Notwithstanding any other provision of the Documents to the contrary, the Operating Lender, the Agent and the Lenders shall not be liable to the Borrower for any consequential, indirect, punitive or exemplary damages with respect to action taken or omitted to be taken by any of them under or in respect of any Letter of Credit.

(7) Uniform Customs and Practice

The Uniform Customs and Practice for Documentary Credits as most recently published by the International Chamber of Commerce (the “Uniform Customs for Letters of Credit”) shall in all respects apply to each Letter of Credit that is a letter of credit unless expressly provided to the contrary therein and shall be deemed for such purpose to be part of this Agreement as if fully incorporated herein. The Uniform Rules for Demand Guarantees as most recently published by the International Chamber of Commerce (the “Uniform Customs for Letters of Guarantee”) shall in all respects apply to each Letter of Credit that is a letter of guarantee unless expressly provided to the contrary therein and shall be deemed for such purpose to be a part of this Agreement as if fully incorporated herein. In the event of any conflict or inconsistency between the Uniform Customs and the governing law of this Agreement, the Uniform Customs for Letters of Credit or Uniform Customs for Letters of Guarantee, as applicable, shall, to the extent permitted by applicable law, prevail to the extent necessary to remove the conflict or inconsistency.

(8) Ancillary Documents

The Operating Lender shall have no obligation to issue a Letter of Credit until the Borrower has executed and delivered to the Operating Lender a duly completed letter of credit application in the Operating Lender’s standard form, together with such ancillary documents, including indemnities, as the Operating Lender generally requires for like transactions.

6.8	Certain Information and Notices to the Agent with Respect to Letters of Credit

All Rollover Notices requesting a Rollover of a Letter of Credit shall be delivered to the Agent (rather than directly to the Operating Lender) and, in addition to the other provisions hereof applicable to such a Rollover, no Rollover of a Letter of Credit shall be made unless a Rollover Notice is given to the Agent in accordance with Section 2.6.

Article 7 – PLACE AND APPLICATION OF PAYMENTS

7.1	Place of Payment of Principal, Interest and Fees; Payments to Agent

All payments of principal, interest, fees and other amounts to be made by the Borrower to the Agent and the Lenders pursuant to this Agreement shall be made to the Agent without set-off, counterclaim, deduction or reduction of any nature or kind whatsoever (for, as applicable, the account of the relevant Lenders, the Operating Lender or its own account) in the currency in which the relevant Loan is outstanding for value on the day such amount is due, and if such day is not a Banking Day on the Banking Day next following, by deposit or transfer thereof to the applicable Agent’s Account or at such other place as the Borrower and the Agent may from time to time agree. Notwithstanding anything to the contrary expressed or implied in this Agreement, the receipt by the Agent in accordance with this Agreement of any payment made by the Borrower for the account of any of the relevant Lenders shall, insofar as the Borrower’s obligations to the relevant Lenders are concerned, be deemed also to be receipt by such Lenders and the Borrower shall have no liability in respect of any failure or delay on the part of the Agent in disbursing and/or accounting to the relevant Lenders in regard thereto.

7.2	Designated Accounts of the Lenders

All payments of principal, interest, fees or other amounts to be made by the Agent to the Lenders pursuant to this Agreement shall be made for value on the day required hereunder, provided the Agent receives funds from the Borrower for value on such day, and if such funds are not so received from the Borrower or if such day is not a Banking Day, on the Banking Day next following, by deposit or transfer thereof at the time specified herein to the account of each Lender designated by such Lender to the Agent for such purpose or to such other place or account as the Lenders may from time to time notify the Agent.

7.3	Funds

Each amount advanced, disbursed or paid hereunder shall be advanced, disbursed or paid, as the case may be, in such form of funds as may from time to time be customarily used in Calgary, Alberta, Toronto, Ontario and New York, New York in the settlement of banking transactions similar to the banking transactions required to give effect to the provisions of this Agreement on the day such advance, disbursement or payment is to be made (for certainty, each such amount advanced, disbursed or paid, as the case may be, in immediately available funds to the extent possible in the relevant jurisdiction).

7.4	Application of Payments

Except as otherwise agreed in writing by all of the Lenders, if any Event of Default shall occur and be continuing, all payments made by the Borrower to the Agent and the Lenders shall be applied in the following order:

(a)	to amounts due hereunder as fees other than issuance fees for Letters of Credit;

(b)	to amounts due hereunder as costs and expenses;

(c)	to amounts due hereunder as default interest;

(d)	to amounts due hereunder as interest or issuance fees for Letters of Credit; and

(e)	to amounts due hereunder as principal (including reimbursement obligations in respect of Letters of Credit).

7.5	Payments Clear of Taxes; FATCA

(1) Subject to Section 7.5(2), any and all payments by the Borrower to the Agent or the Lenders on account of any obligation of the Borrower under the Documents shall be made free and clear of, and without deduction or withholding for or on account of, any and all Indemnified Taxes and all liabilities with respect thereto imposed, levied, collected, withheld or assessed by any Governmental Authority or under the laws of any international tax authority imposed on the Agent or the Lenders, or by or on behalf of the foregoing (and, for greater certainty, nothing in this Section 7.5(1) shall make the Borrower liable for any Excluded Taxes). In addition, the Borrower agrees to pay any Indemnified Taxes which arise from any payment made under this Agreement or the Loans or in respect of the execution, delivery or registration or the compliance with this Agreement or the other Documents contemplated hereunder. The Borrower shall indemnify and hold harmless the Agent and the Lenders for the full amount of all of the foregoing Taxes (including, for certainty, Indemnified Taxes) or other amounts paid or payable by the Agent or the Lenders and any liability (including penalties, interest, additions to tax and reasonable out-of-pocket expenses) resulting therefrom or with respect thereto.

(2) If the Borrower shall be required by law to deduct or withhold any Indemnified Taxes from any payment or other amount required to be paid to the Agent or the Lenders hereunder, or if any liability therefor shall be imposed or shall arise from or in respect of any sum payable hereunder, then the sum payable to the Agent or the Lenders hereunder shall be increased as may be necessary so that after making all required deductions, withholdings, and additional Indemnified Taxes payments attributable thereto (including deductions, withholdings or income tax payable for additional sums payable under this provision) the Agent or the Lenders, as the case may be, receive an amount equal to the amount they would have received had no such deductions or withholdings been made or if such additional taxes had not been imposed; in addition, the Borrower shall pay the full amount deducted or withheld for such liabilities to the relevant taxation authority or other authority in accordance with applicable law, such payment to be made (if the liability is imposed on the Borrower) for its own account or (if the liability is imposed on the Agent or the Lenders) on behalf of and in the name of the Agent or the Lenders, as the case may be. If the liability is imposed on the Agent or the Lenders, the Borrower shall deliver to the Agent or the relevant Lenders evidence satisfactory to the Agent or the Lenders, acting reasonably, of the payment to the relevant taxation authority or other authority of the full amount deducted or withheld.

(3) As soon as practicable after any payment of Indemnified Taxes by the Borrower to a Governmental Authority, the Borrower shall deliver to the Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Agent.

(4) If a payment made to a Lender under any Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable, or the Income Tax Act (Canada)), such Lender shall deliver to the Borrower and/or the Agent (as applicable) at the time or times prescribed by Applicable Laws and at such time or times reasonably requested by the Borrower or the Agent such documentation prescribed by Applicable Laws (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Agent as may be necessary for the Borrower and the Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or the Income Tax Act (Canada) or to determine the amount to deduct and withhold from such payment. Solely for purposes of this Section 7.5(4), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

(5) Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and/or the Agent (as applicable) in writing of its legal inability to do so.

(6) Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments hereunder or under any other Document shall, at the request of the Borrower or the Agent, deliver to the Borrower and the Agent, at the time or times (if any) prescribed by Applicable Laws or reasonably requested by the Borrower or the Agent, such properly completed and executed documentation prescribed by Applicable Laws or reasonably requested by the Borrower as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition:

(a)	any Lender, if requested by the Borrower or the Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower or the Agent as will enable the Borrower or the Agent to determine whether or not such Lender is subject to withholding requirements; and

(b)	if any Lender becomes aware of a change in such Lender’s circumstances that results in such Lender becoming subject to Canadian withholding Tax with respect to any Loan other than by reason of a change in law described in Section 12.2, such Lender shall within five days thereof (or as soon as reasonably practicable thereafter) notify the Borrower and the Agent in writing, provided that, the completion, execution and submission of such documentation shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(7) If the Agent or a Lender determines, in its sole discretion, that it has received a refund or credit in lieu of refund of any Taxes as to which it has been indemnified by the Borrower or the Borrower has paid additional amounts pursuant to this Section 7.5 and, in the Agent or such Lender’s opinion, as the case may be, such refund amount is both reasonably identifiable and quantifiable by it without involving it in an unacceptable administrative burden, it shall pay to the Borrower an amount equal to such credit or refund (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section 7.5 with respect to the Taxes giving rise to such refund and only to the extent that the Agent or Lender, as applicable, is satisfied that it may do so without prejudice to its right, as against the relevant Governmental Authority, to retain such refund), net of all reasonable out-of-pocket expenses (including Taxes) of the Agent or such Lender, as the case may be, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided that the Borrower shall, upon the request of the Agent or such Lender, repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Agent or such Lender if the Agent or such Lender is required to repay such refund to such Governmental Authority. Nothing contained in this Section 7.5(6) shall (a) interfere with the right of the Agent or any Lender to arrange its affairs in whatever manner it thinks fit and, in particular, no Lender shall be under any obligation to claim relief for Tax purposes on its profits or otherwise, or to claim such relief in priority to any other claims, reliefs, credits or deductions available to it, or (b) require the Agent or any Lender to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other person.

(8) Each party’s rights and obligations under this Section 7.5 shall survive the resignation or replacement of the Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all Obligations.

7.6	Set-Off and Account Debiting in Respect of Operating Facility

(1) In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, upon the occurrence of an Event of Default which remains unremedied (whether or not the Loans have been accelerated hereunder), the Agent and each Lender shall have the right (and are hereby authorized by the Borrower) at any time and from time to time to combine all or any of the Borrower’s accounts with the Agent or the Lender, as the case may be, and to set-off and to appropriate and to apply any and all deposits (general or special, term or demand) including, but not limited to, indebtedness evidenced by certificates of deposit whether matured or unmatured, and any other indebtedness at any time held by the Borrower or owing by such Lender or the Agent, as the case may be, to or for the credit or account of the Borrower against and towards the satisfaction of any Obligations owing by the Borrower, and may do so notwithstanding that the balances of such accounts and the liabilities are expressed in different currencies, and the Agent and each Lender are hereby authorized to effect any necessary currency conversions at the spot rate of exchange announced by the Bank of Canada at 4:30 p.m. (Toronto time) on the Banking Day before the day of conversion.

(2) The Agent or the applicable Lender, as the case may be, shall notify the Borrower of any such set-off from the Borrower’s accounts within a reasonable period of time thereafter, although the Agent or the Lender, as the case may be, shall not be liable to the Borrower for its failure to so notify.

(3) Notwithstanding the foregoing or any other provision hereof to the contrary, all payments of principal, interest, fees and other amounts to be made by the Borrower to the Operating Lender pursuant to this Agreement may, at the Agent’s and/or the Operating Lender’s discretion, be automatically made without further action by the Borrower by debiting any applicable Canadian Dollar or U.S. Dollar account of the Borrower maintained by the Operating Lender.

7.7	Margin Changes; Adjustments for Margin Changes

Changes in Applicable Pricing Rate shall be effective:

(a)	from and as of the day on which the Borrower delivers a Compliance Certificate pursuant hereto evidencing a change in the Debt to EBITDA Ratio which results in a change in the Applicable Pricing Rate in accordance with the provisions of such definition; and

(b)	without the necessity of notice to the Borrower,

provided that, notwithstanding the foregoing provisions of this Section 7.7, if the Borrower has failed to deliver a Compliance Certificate for the immediately preceding fiscal quarter in accordance with the provisions hereof, then the Debt to EBITDA Ratio shall be deemed to be greater than 4.50:1.00 for the purposes of determining the Applicable Pricing Rate until the Borrower has remedied such failure and delivered such Compliance Certificate (and, from and after such delivery, the Applicable Pricing Rate shall be based upon the Debt to EBITDA Ratio set forth in such Compliance Certificate for the remainder of the period until the next such Compliance Certificate is required to be delivered hereunder). With respect to CORRA Loans and SOFR Loans outstanding on the effective date of any such change in Applicable Pricing Rate, changes in the Applicable Pricing Rate shall become applicable thereto upon the next Rollover or Conversion thereof after such change.

Article 8 – REPRESENTATIONS AND WARRANTIES

8.1	Representations and Warranties

The Borrower represents and warrants as follows to the Agent and to each of the Lenders and acknowledges and confirms that the Agent and each of the Lenders are relying upon such representations and warranties:

(a)	Existence and Good Standing

The Borrower and each of its Subsidiaries is a corporation validly existing and in good standing under the laws of its jurisdiction of formation or is a partnership or trust validly existing under the laws of its jurisdiction of formation; each is duly registered in all other jurisdictions where the nature of its property or character of its business requires registration, except for jurisdictions where the failure to be so registered or qualified would not have and would not reasonably be expected to have a Material Adverse Effect, and has all necessary power and authority to own its properties and carry on its business as presently carried on or as contemplated by the Documents.

(b)	Authority

The Borrower and each of its Material Subsidiaries has full power, legal right and authority to enter into the Documents to which it is a party and do all such acts and things as are required by such Documents to be done, observed or performed, in accordance with the terms thereof.

(c)	Valid Authorization and Execution

The Borrower and each of its Material Subsidiaries has taken all necessary corporate, partnership and other action (as applicable) of its directors, shareholders, partners, trustees and other persons (as applicable) to authorize the execution, delivery and performance of the Documents to which it is a party and to observe and perform the provisions thereof in accordance with the terms therein contained.

(d)	Validity of Agreement – Non-Conflict

None of the authorization, execution or delivery of this Agreement or performance of any obligation pursuant thereto requires or will require, pursuant to applicable law now in effect, any approval or consent of any Governmental Authority having jurisdiction (except such as has already been obtained and are in full force and effect) nor is in conflict with or in contravention of (i) any applicable law, (ii) any of the Borrower’s or any of its Subsidiary’s articles, by-laws or other constating documents or any resolutions of directors or shareholders or partners, as applicable, or the provisions of its partnership agreement or declaration of trust or trust indenture (as applicable) or (iii) the provisions of any other indenture, instrument, undertaking or other agreement to which any of the Borrower or any of its Subsidiaries is a party or by which they or their respective properties or assets are bound, the contravention of which would have or would reasonably be expected to have a Material Adverse Effect. The Documents when executed and delivered will constitute valid and legally binding obligations of the Borrower and each of its Material Subsidiaries which is a party thereto enforceable against each such party in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application limiting the enforceability of creditors’ rights, to general principles of equity and to the fact that equitable remedies are only available in the discretion of the court.

(e)	Ownership of Property

The Borrower and each of its Material Subsidiaries has good and valid title to its material property and assets (including the Borrowing Base Properties, their P&NG Rights, their P&NG Leases and to its other material property, including the right to extract, produce, take and retain therefrom all Petroleum Substances associated therewith or related thereto), subject to Permitted Encumbrances and to minor defects of title which, individually or in the aggregate, do not materially affect their respective rights of ownership of the Borrower and each of its Material Subsidiaries to such P&NG Rights, the value thereof or their right or ability to extract, produce, take and retain therefrom all Petroleum Substances associated therewith or related thereto.

(f)	Operation of Properties

To the Borrower’s knowledge:

(i)	all of the oil, gas and other wells of the Borrower and each of its Material Subsidiaries have been drilled, completed, shut-in or abandoned (and they have abandoned such wells if they were required by Applicable Law to have been abandoned); and

(ii)	all property owned or operated by the Borrower and each of its Material Subsidiaries has been and will continue to be owned, operated and maintained, as the case may be, in a good and workmanlike manner in accordance with sound industry practice and in accordance with all Applicable Laws, in each case, except to the extent that the failure to do so would not have and would not reasonably be expected to have a Material Adverse Effect.

(g)	Debt

Neither the Borrower nor any of its Subsidiaries has created, incurred, assumed, suffered to exist, or entered into any contract, instrument or undertaking pursuant to which the Borrower or any Subsidiary thereof is now or may hereafter become liable for, any Debt other than Permitted Debt.

(h)	Encumbrances

Neither the Borrower nor any of its Subsidiaries has created, incurred, assumed, suffered to exist, or entered into any contract, instrument or undertaking pursuant to which, any person may have or be entitled to any Security Interest on or in respect of its property and assets or any part thereof except for Permitted Encumbrances.

(i)	No Material Adverse Effect

No event, circumstance or condition has occurred and is continuing which has had, or would reasonably be expected to have, a Material Adverse Effect.

(j)	No Omissions

The Borrower has made available to the Agent and the Lenders all material information necessary to make any representations, warranties and statements contained in this Agreement not misleading in any material respect in light of the circumstances in which they are given.

(k)	No Default

No Default or Event of Default has occurred and is continuing or would exist as a result of, or occur following, any Drawdown hereunder.

(l)	Financial Condition

(i)	The audited and unaudited consolidated financial statements of the Borrower delivered to the Lenders and the Agent pursuant hereto present fairly, in all material respects, the consolidated financial condition of the Borrower as at the date thereof and the results of the consolidated operations thereof for the fiscal year or fiscal quarter (as applicable) then ending, all in accordance with GAAP consistently applied.

(ii)	Except as has been disclosed to the Agent from time to time by written notice in accordance with the provisions of this Agreement, no filing is imminent of a report or of a material change as required to be filed by the Borrower or any Subsidiary with any securities commission or exchange or with any Governmental Authority having jurisdiction over the issuance and sale of securities of the Borrower or any Subsidiary and which material change would have or would reasonably be expected to have a Material Adverse Effect.

(m)	Information Provided

All information, materials and documents, including all throughput and cash flow projections, economic models, engineering data, capital and operating budgets and other information and data:

(i)	prepared and provided to the Agent by the Borrower or any of its Subsidiaries in respect of the transactions contemplated by this Agreement, or as required by the terms of this Agreement, were, in the case of projections, prepared in good faith based upon reasonable assumptions at the date of preparation, and, in all other cases, true, complete and correct in all material respects as of the respective dates thereof; and

(ii)	to the extent prepared by persons other than the Borrower or any of its Subsidiaries and provided to the Agent by or on behalf of the Borrower or any of its Subsidiaries in respect of the transactions contemplated by this Agreement, or as required by the terms of this Agreement, were, to the best of the knowledge of the Borrower, after due inquiry: (A) in the case of projections, prepared in good faith based upon reasonable assumptions at the date of preparation; and (B) in all other cases, true, complete and correct in all material respects as of the respective dates thereof.

(n)	Absence of Litigation

There are no actions, suits or proceedings pending or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of its Subsidiaries, their property or any of their undertakings and assets, at law, in equity or before any arbitrator or before or by any Governmental Authority having jurisdiction in the premises in respect of which there is a reasonable possibility of a determination adverse to the Borrower or any of its Subsidiaries and which, if determined adversely, would have or would reasonably be expected to have a Material Adverse Effect.

(o)	Judgments; Etc.

Except as previously disclosed in writing to the Agent, neither the Borrower nor any of its Subsidiaries is subject to any judgment, order, writ, injunction, decree or award, or to any restriction, rule or regulation (other than customary or ordinary course restrictions, rules and regulations consistent or similar with those imposed on other persons engaged in similar businesses) which has not been stayed, or of which enforcement has not been suspended, which have resulted in a liability, obligation or judgment in excess of the Threshold Amount or which has had or would reasonably be expected to have a Material Adverse Effect.

(p)	Compliance with Applicable Laws and Court Orders

The Borrower and each of its Subsidiaries and their respective property, businesses and operations are in compliance with all Applicable Laws (including all applicable Environmental Laws), all Required Permits, all applicable directives, judgments, decrees, injunctions and orders rendered by any Governmental Authority (including, for certainty, directives, orders and liability assessments of each relevant Energy Regulator) or court of competent jurisdiction, its articles, by-laws and other constating documents, all other agreements or instruments to which it is a party or by which its property or assets are bound, and any employee benefit plans, except, in any of the foregoing cases, to the extent that failure to so comply would not have and would not reasonably be expected to have a Material Adverse Effect.

(q)	Required Permits in Effect

All Required Permits are in full force and effect, except to the extent that the failure to have or maintain the same in full force and effect would not, when taken in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(r)	Remittances Up to Date

All of the material remittances required to be made by the Borrower and its Subsidiaries to Governmental Authorities have been made, are currently up to date and there are no outstanding arrears, other than those which are being contested by Permitted Contest.

(s)	Environmental

(i)	To the best of the knowledge and belief of the Borrower, after due inquiry, the Borrower, its Subsidiaries and their respective properties, assets and undertakings taken as a whole comply in all respects and the businesses, activities and operations of same and the use of such properties, assets and undertakings and the processes and undertakings performed thereon comply in all respects with all Environmental Laws except, in each case, to the extent that failure to so comply would not have and would not reasonably be expected to have a Material Adverse Effect; further, the Borrower does not know, and has no reasonable grounds to know, of any facts which result in or constitute or are likely to give rise to non-compliance with any Environmental Laws, which facts or non-compliance have or would reasonably be expected to have a Material Adverse Effect.

(ii)	The Borrower and its Subsidiaries have not received written notice and, except as previously disclosed to the Agent in writing, have no knowledge after due inquiry, of any facts which would reasonably be expected to give rise to any notice of non-compliance with any Environmental Laws, which non-compliance has or would reasonably be expected to have a Material Adverse Effect and have not received any notice that the Borrower or any of its Subsidiaries is a potentially responsible party for a federal, provincial, regional, municipal or local clean up or corrective action in connection with their respective properties, assets and undertakings where such clean up or corrective action has or would reasonably be expected to have a Material Adverse Effect.

(t)	Pension

The Borrower and each of its Subsidiaries has in all respects complied with the contractual provisions and Applicable Laws relating to each Pension Plan, if any, to which it is a party or by which it is otherwise bound, except to the extent failure to comply would not and would not reasonably be expected to have a Material Adverse Effect.

(u)	Taxes

The Borrower and each of its Subsidiaries has duly filed on a timely basis all tax returns required to be filed and have paid all material Taxes which are due and payable, and have paid all material assessments and reassessments, and all other material Taxes, governmental charges, governmental royalties, penalties, interest and fines claimed against them, other than those which are being contested by them by Permitted Contest; they have made adequate provision for, and all required instalment payments have been made in respect of, Taxes payable for the current period for which returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by them or the payment of any Taxes; there are no actions or proceedings being taken by any taxation authority in any jurisdictions where the Borrower or any of its Subsidiaries carries on business to enforce the payment of any Taxes by them other than those which are being contested by them by Permitted Contest; and there are no Security Interests for Taxes (other than Permitted Encumbrances) that have been filed.

(v)	Hedging

Neither the Borrower nor any of its Subsidiaries is a party to any Financial Instruments other than Permitted Hedging.

(w)	Fiscal Year

The fiscal year end of the Borrower and each of its Subsidiaries is December 31.

(x)	Wholly-Owned Status of Material Subsidiaries (if any)

Each Material Subsidiary is a direct or indirect Wholly-Owned Subsidiary of the Borrower.

(y)	Subsidiaries and Material Subsidiaries

As at the Effective Date, the Borrower has no Subsidiaries other than as set out in Schedule I annexed hereto and Schedule I annexed hereto is a complete and accurate list of: (i) the jurisdictions of formation of the Borrower and each Subsidiary, (ii) each Subsidiary of the Borrower designated as a Material Subsidiary, (iii) the location of the chief executive office of the Borrower and its Subsidiaries, (iv) the location of the Borrower’s and its Subsidiaries’ respective businesses and material real property and tangible personal property and assets, and (v) the trade names, if any, used by the Borrower’s and its Subsidiaries in the locations referred to in clause (iv) above. As at the Effective Date, the legal and beneficial owners of the issued and outstanding Voting Securities of each Material Subsidiary and the Borrower’s other Subsidiaries are as set out in Schedule I annexed hereto.

(z)	Insurance

The Borrower and each of its Material Subsidiaries maintains, in full force and effect, with financially sound and reputable insurers, insurance with respect to their respective properties and businesses and against such casualties and contingencies and in such types and amounts as are in accordance with prudent business practices for corporations or other entities of the size and type of business and operations as the Borrower and each such Material Subsidiary.

(aa)	Sanctions; Anti-Corruption Laws; Anti-Money Laundering/ Anti-Terrorist Financing Laws

(i)	No part of the proceeds of any Drawdown nor drawings under any Letter of Credit will be used, directly or, to the knowledge of the Borrower or any Subsidiary after due inquiry, indirectly, to fund any operations in, finance any investments or activities in, or make any payments to, a Sanctioned Person in any manner that would result in any violation by any person (including any Lender and the Agent) of (A) any Sanctions or (B) applicable regulations, rules and executive orders administered by any Sanctions Authority.

(ii)	None of the Borrower nor any of its Subsidiaries (A) is, or will become a Sanctioned Person or (B) knowingly, after due inquiry, engages or will engage in any dealings or transactions, or is or will be otherwise knowingly, after due inquiry, associated, with any Sanctioned Person that would result in any violation of (x) any Sanctions or (y) applicable regulations, rules and executive orders administered by any Sanctions Authority.

(iii)	Each of the Borrower and its Subsidiaries is, and has conducted its business, in compliance in all respects with all Sanctions and all applicable regulations, rules and executive orders administered by any Sanctions Authority.

(iv)	To its knowledge, after due inquiry, each of the Borrower and its Subsidiaries is, and has conducted its business, in compliance in all material respects with all Anti-Money Laundering/ Anti-Terrorist Financing Laws.

(v)	The Borrower and its Subsidiaries, to the Borrower’s knowledge after due inquiry, are not the subject of any investigation, inquiry or enforcement proceedings by any Governmental Authority regarding any offense or alleged offense under any Anti-Corruption Laws or Anti-Money Laundering/ Anti-Terrorist Financing Laws in which there is a reasonable possibility of an adverse decision and, to the Borrower’s knowledge after due inquiry, no such investigation, inquiry or proceeding is pending or has been threatened.

(vi)	Each of the Borrower and its Subsidiaries is, and has conducted its business, in compliance in all material respects with all Anti-Corruption Laws. No part of the proceeds of any Drawdown or any drawings under any Letter of Credit has been used or will be used, directly or, to the knowledge of the Borrower or any Subsidiary after due inquiry, indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in a governmental capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of any Anti-Corruption Laws.

(vii)	The Borrower and its Subsidiaries are subject to policies and procedures in place which ensure that each of the foregoing representations and warranties in this Section 8.1(aa) are true and correct at all times.

(bb)	Agreements

None of the Borrower or any of its Subsidiaries is in default in any manner under any provision of any indenture or other agreement or instrument evidencing Debt, or any other material agreement or instrument to which it is a party or by which it or any of its properties or assets are or may be bound, where such default would reasonably be expected to result in a Material Adverse Effect.

(cc)	Security Documents

The Security creates in favour of the Agent, for the benefit of the Agent and the Lenders, a legal, valid and enforceable security interest in the Collateral and the proceeds thereof and constitutes a fully perfected (by registration and not possession) and first priority Security Interest on, and security interest in, all right, title and interest of the Borrower and the Guarantors in the Pledged Securities (as defined in the applicable Security) to secure the Obligations, in each case prior and superior in right to any other person, other than Permitted Encumbrances that by operation of law or contract are prior and superior in right to the Security Interests securing the Obligations, and, as of the Effective Date, as a result of the financing statements listed on Schedule J annexed hereto in the name of the Borrower and each Guarantor as debtor and the Agent as secured party filed in the filing offices listed on such Schedule J, the Security Interests created under the Security with respect to Collateral that may be perfected by filing a financing statement in such offices constitutes a fully perfected Security Interest on, and security interest in, all right, title and interest of the Borrower and such Guarantors in such Collateral to secure the Obligations, in each case prior and superior in right to any other person, other than Permitted Encumbrances that by operation of law or contract are prior and superior in right to the Security Interests securing the Obligations, and no additional filings are required to perfect the Security Interest created thereby for the benefit of the Agent and the Lenders.

(dd)	Intellectual Property

The Borrower and each of its Material Subsidiaries owns or has the right to use all material intellectual property rights necessary for the present conduct of its business, except in such case where the failure to own or have such rights, as the case may be, would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect.

(ee)	Abandonment and Reclamation Liabilities

The Borrower and each of its Subsidiaries are in material compliance with all Applicable Laws, directives, orders and liability assessments of each relevant Energy Regulator.

8.2	Deemed Repetition

(1) On the date of delivery by the Borrower of a Drawdown Notice to the Agent, and again on the date of any Drawdown made by the Borrower pursuant thereto:

(a)	the Borrower shall be deemed to have represented to the Agent and the Lenders that the representations and warranties set forth in Section 8.1 (other than those expressed to be given as of a specific date) are true and accurate in all material respects (other than those representations and warranties which are already subject to a materiality threshold (such as Material Adverse Effect), which shall be true and accurate in all respects); and

(b)	the Borrower shall be deemed to have represented to the Agent and the Lenders that, except as has otherwise been notified to the Agent in writing and has been waived in accordance herewith, no event, circumstance or condition has occurred and remains outstanding which would constitute a Default or an Event of Default nor will any such event or circumstance occur as a result of, or exist immediately after, the aforementioned Drawdown.

(2) On the date of delivery by the Borrower of a Conversion Notice or Rollover Notice to the Agent, and again on the date of any Conversion or Rollover, the Borrower shall be deemed to have represented and warranted to the Agent and the Lenders that, except as has otherwise been notified to the Agent in writing and has been waived in accordance herewith, no event, circumstance or condition has occurred and remains outstanding which would constitute a Default or an Event of Default nor will any such event occur as a result of, or exist immediately after, the aforementioned Conversion or Rollover, as the case may be.

8.3	Other Documents

All representations, warranties, certifications and statements of the Borrower or any Subsidiary thereof contained in any other Document delivered pursuant hereto or thereto shall be deemed to constitute representations and warranties made by the Borrower to the Agent and the Lenders under Section 8.1 of this Agreement.

8.4	Effective Time of Repetition

All representations and warranties, when repeated or deemed to be repeated hereunder or in any certificate, notice, instrument or other Document delivered in connection therewith, shall be construed with reference to the facts and circumstances existing at the time of repetition, unless they are stated herein to be made as at the Effective Date or as at another date.

8.5	Nature of Representations and Warranties

The representations and warranties set out in this Agreement or deemed to be made pursuant hereto shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by the Agent, the Lenders or Lenders’ Counsel. Such representations and warranties shall survive until this Agreement has been terminated, provided that the representations and warranties relating to environmental matters shall survive the termination of this Agreement.

Article 9 – GENERAL COVENANTS

9.1	Affirmative Covenants of the Borrower

So long as any Obligation is outstanding or any Credit Facility is available hereunder, the Borrower covenants and agrees with each of the Lenders and the Agent that, unless (subject to Section 15.10) a Majority of the Lenders otherwise consent in writing:

(a)	Punctual Payment and Performance

It shall duly and punctually pay the principal of all Loans, all interest thereon and all fees and other amounts required to be paid by the Borrower hereunder in the manner specified hereunder and the Borrower shall perform and observe all of its obligations under this Agreement and under any other Document to which it is a party.

(b)	Books and Records

It shall keep and cause each Material Subsidiary to keep proper books of record and account in which complete and correct entries will be made of its transactions in accordance with GAAP.

(c)	Maintenance and Operation

It shall do or cause to be done, and will cause each Subsidiary to do or cause to be done all things necessary or required to have all its properties, assets and operations owned, operated and maintained in accordance with sound, diligent and prudent industry practice (for certainty, with respect to its fixtures and tangible personal property, consistent with sound industry practice for the nature, age and operating characteristics of such fixtures and tangible personal property) and Applicable Laws, and in the case of its petroleum and natural gas reserves, in accordance with good oilfield practices, in each case, except to the extent that the failure to do or cause to be done the same would not have and would not reasonably be expected to have a Material Adverse Effect, and at all times cause the same to be owned, operated, maintained and used in compliance with all terms of any applicable insurance policy.

(d)	Maintain Existence; Compliance with Legislation Generally; Required Permits

Except as otherwise permitted by Section 9.2(c) and 9.2(j), the Borrower shall, and shall cause each of its Material Subsidiaries, to preserve and maintain its corporate, partnership or trust existence (as the case may be) as a corporation, partnership or trust existing under the laws of Canada or any province thereof. The Borrower shall do or cause to be done, and shall cause its Subsidiaries to do or cause to be done, all acts necessary or desirable to comply with all Applicable Laws and all agreements or instruments to which it is a party or by which its property or assets are bound, except where such failure to comply does not and would not reasonably be expected to have a Material Adverse Effect, and to preserve and keep in full force and effect all Required Permits and all other franchises, licences, rights, privileges, permits and Governmental Authorizations necessary to enable the Borrower and each of its Subsidiaries to operate and conduct their respective businesses in accordance with prudent industry practice, except to the extent that the failure to have any of the same does not and would not reasonably be expected to have a Material Adverse Effect.

(e)	Budgets, Financial Statements, Engineering Reports and Other Information

The Borrower shall deliver to the Agent:

(i)	Annual Operating Budgets – as soon as available and, in any event, by March 31st of each of its fiscal years, a copy of its annual consolidated operating budget for, at a minimum, the next two (2) fiscal years (including budget particulars on a quarterly basis), which consolidated operating budget in respect of the immediately proceeding fiscal year shall be approved by the board of directors of the Borrower, and the consolidated operating budget in respect of the fiscal year thereafter shall be approved by the management of the Borrower;

(ii)	Semi-Annual Reports and Forecasts (Forecast of Expected Production) – on or before March 31st and August 31st of each of its fiscal years, a management forecast of Expected Production, net of royalties, for the next two (2) fiscal years (each such forecast acceptable to the Majority of the Lenders, acting reasonably);

(iii)	Annual Financials – as soon as available and, in any event, within 120 days after the end of each of its fiscal years, copies of the Borrower’s audited consolidated annual financial statements on a consolidated basis, consisting of a statement of financial position, statement of income, statement of cash flows and statement of changes in shareholders’ equity for each such year, together with the notes thereto, all certified by one of its Financial Officers as presenting fairly in all material respects the financial condition and results of operations of the Borrower and its consolidated Subsidiaries prepared in accordance with GAAP consistently applied and accompanied by a management discussion & analysis, together with a report and unqualified opinion of the Borrower’s auditors thereon; provided that the Borrower shall be deemed to have satisfied its obligations under this Section 9.1(e)(iii) if and to the extent the foregoing shall have been filed with the Canadian Securities Administrators (and are accessible to the Agent) in the SEDAR+ filing system at www.sedarplus.ca/ and/or the EDGAR filing system at www.sec.gov/edgar, and the Borrower shall have notified the Agent of such filing;

(iv)	Quarterly Financials – as soon as available and, in any event within 45 days after the end of each of its first, second and third fiscal quarters, copies of the Borrower’s unaudited quarterly financial statements on a consolidated basis, in each case consisting of a statement of financial position, statement of income, statement of cash flows and statement of changes in shareholders’ equity for each such period all in reasonable detail and stating in comparative form the figures for the corresponding date and period in the previous fiscal year, all certified by one of its Financial Officers as presenting fairly in all material respects the financial condition and results of operations of the Borrower and its consolidated Subsidiaries prepared in accordance with GAAP consistently applied and accompanied by a management discussion & analysis; provided that the Borrower shall be deemed to have satisfied its obligations under this Section 9.1(e)(iv) if and to the extent the foregoing shall have been filed with the Canadian Securities Administrators (and are accessible to the Agent) in the SEDAR+ filing system at www.sedarplus.ca/ and/or the EDGAR filing system at www.sec.gov/edgar, and the Borrower shall have notified the Agent of such filing;

(v)	Compliance Certificate – concurrently with furnishing the financial statements or providing notice to the Agent of the filing thereof with the Canadian Securities Administrators in the SEDAR+ filing system at www.sedarplus.ca/ and/or the EDGAR filing system at www.sec.gov/edgar, in either case, pursuant to Sections 9.1(e)(iii) and 9.1(e)(iv), a Compliance Certificate stating that, inter alia, the representations and warranties in Section 8.1 are true and accurate in all respects (or, if applicable, specifying those that are not), that no Default or Event of Default has occurred and is continuing (or, if applicable, specifying those defaults or events notified in accordance with Section 9.1(h) below), and:

(A)	providing the Borrower’s determination of the Debt to EBITDA Ratio (together with particulars of each of the definitions and elements included in the determination of such ratio); and

(B)	including a certification listing all then outstanding letters of credit issued under any LC Facility with a person that is not the Agent, their maturity dates and a summary of any automatic extension provisions relevant thereto, in each case, as at the end of the applicable fiscal year or fiscal quarter, as the case may be;

(vi)	Financial Instruments – concurrently with the delivery of each Compliance Certificate pursuant to Section 9.1(e)(v), a written report on the status of all outstanding Financial Instruments as at the applicable Quarter End, including, inter alia, detailing the mark-to-market value of all outstanding Financial Instruments and demonstrating compliance with Section 9.2(h), such report to be in a form and containing such information as may be required by the Lenders, acting reasonably;

(vii)	Annual Independent Engineering Report – on or prior to March 31st of each year, an Engineering Report, effective as of the immediately preceding December 31, prepared by an Independent Engineer, together with the lease operating statements of the Borrower for the immediately preceding 12 months;

(viii)	Semi Annual Engineering Update – on or prior to August 31st of each year, a written update to the engineering and reserves information provided in the Engineering Report previously delivered pursuant to Section 9.1(e)(vii), effective as of the immediately preceding June 30, prepared by the internal engineering staff of the Borrower, together with the lease operating statements of the Borrower for the immediately preceding 12 months, such update to include such updated reserve information and other information and otherwise to be in form and substance as may be required by the Agent and the Lenders, each acting reasonably;

(ix)	Energy Regulator Notices – (A) promptly following receipt thereof by the Borrower or any Subsidiary, copies of (1) any ARO Orders (including ARO Material Orders), (2) any Exceedance Curtailment Orders or other curtailment orders, except for such other curtailment orders which are, or are part of a series of related orders that are, generally applicable to owners, licensees or operators of ARO Assets, or (3) any other notices or communications related to any material directives, rules, regulations or other orders issued by any applicable Energy Regulator to the Borrower or any Subsidiary or otherwise affecting any of their assets or in respect of the Exceedance Event and, in each case, relating to any material non-compliance by the Borrower or any Subsidiary with any applicable Environmental Laws, including liability assessments, potential or designated problem site notices, ARO Security Requirements and operator insolvency notices, and in each case of (1), (2) and (3) above, any amendments, supplements or other modifications to the foregoing, (B) promptly following delivery thereof by the Borrower or any Subsidiary, notice to the Agent if any security deposits are given by or issued on the Borrower or any Subsidiary’s behalf to any applicable Energy Regulator in respect of any ARO Security Requirements, (C) promptly following receipt by the Borrower or any Subsidiary of any ARO Orders or Exceedance Curtailment Orders pursuant to subparagraph (A) above, the Borrower shall provide the Agent with a reasonable estimate of all costs associated with such ARO Orders or all Exceedance Costs associated with such Exceedance Curtailment Orders, in each case, within fifteen (15) Banking Days of its receipt of the applicable ARO Orders or Exceedance Curtailment Order, and deliver to the Agent all such other relevant information related to such estimate as may be reasonably required by any Lender in connection therewith, and (D) promptly following the occurrence thereof, the Borrower shall provide notice to the Agent if any applicable Energy Regulator denies a license transfer request in connection with any acquisition or Disposition of ARO Assets by the Borrower or any of its Subsidiaries;

(x)	Abandonment and Reclamation Report – prior to March 15th and August 15th of each year, a semi-annual Abandonment and Reclamation Report for the relevant six-month period ending the preceding December 31 and June 30, respectively;

(xi)	ARO Assessment Report – the Borrower will provide to the Agent, concurrently with the delivery of a Compliance Certificate pursuant to Section 9.1(e)(v), a copy of each then current ARO Assessment Report of the Borrower and its Subsidiaries for each Relevant Jurisdiction; and

(xii)	Other – at the request of the Agent or any Lender, such other information, reports, engineering data, certificates, projections of income and cash flow or other matters affecting the business, affairs, financial condition, property or assets of the Borrower or the business, affairs, financial condition, property or assets of any of its Subsidiaries as the Agent or such Lender may reasonably request.

(f)	Rights of Inspection

At any reasonable time and from time to time upon reasonable prior notice, the Borrower shall permit and shall cause its Material Subsidiaries to permit, the Agent and any Lender or any representative thereof (at the expense of the Borrower during the continuance of a Default or Event of Default and, otherwise, at the expense of the Agent or such Lender, as applicable) to (i) examine and make copies of and abstracts from the records and books of account of the Borrower or any of its Material Subsidiaries, (ii) visit and inspect the premises and properties of the Borrower or any of its Material Subsidiaries (in each case at the risk of the Borrower, except for the gross negligence or wilful misconduct of the inspecting party or the failure of any such inspecting party to comply with Applicable Law or the Borrower’s or any such Material Subsidiary’s health and safety requirements, as advised to such inspecting party), and (iii) discuss the affairs, operations, finances and accounts of the Borrower or any of its Subsidiaries with any of the officers or directors of the Borrower or any of its Subsidiaries.

(g)	Notice of Material Litigation

The Borrower shall promptly, and in any event no later than 5 Banking Days after becoming aware of the same, provide written notice to the Agent of any litigation, proceeding or dispute affecting the Borrower or any of its Subsidiaries in respect of a demand or claim in respect of which there is a reasonable possibility of an adverse determination and which if adversely determined would reasonably be expected to result in a liability, obligation or judgment in excess of the Threshold Amount or to have a Material Adverse Effect, and shall from time to time furnish to the Agent all reasonable information requested by the Agent concerning the status of any such litigation, proceeding or dispute.

(h)	Notice of Default or Event of Default

The Borrower shall deliver to the Agent, as soon as reasonably practicable, and in any event no later than 3 Banking Days after becoming aware of a Default or the occurrence of an Event of Default, an Officer’s Certificate describing in detail such Default or such Event of Default and specifying the steps, if any, being taken to cure or remedy the same.

(i)	Notice of Material Adverse Effect

The Borrower shall, as soon as reasonably practicable, and in any event no later than 5 Banking Days after becoming aware of the same, provide written notice to the Agent of any event, circumstance or condition that has had, or would reasonably be expected to have, a Material Adverse Effect.

(j)	Notice of Intended Dispositions of Certain P&NG Rights

The Borrower shall provide prior written notice to the Agent of any intended Disposition (direct or indirect, including by way of the sale of a Material Subsidiary or the granting of a royalty) by the Borrower or any of its Material Subsidiaries of Borrowing Base Properties, in each case, if the proceeds of any such Dispositions (together with the proceeds of all other such previous Dispositions) exceed, in aggregate, the Threshold Amount since the last determination or redetermination of the Borrowing Base hereunder, such notice to be provided by the Borrower to the Agent not less than seven Banking Days prior to the closing of any such Disposition.

(k)	Notice of Shut-ins of Production

The Borrower shall promptly, and in any event within 5 Banking Days following any date on which the Borrower and its Subsidiaries, collectively, have shut-in and/or abandoned wells and/or otherwise has inactive wells which in each case were previously active (producing) wells at the end of the most recently completed Quarter End, together with all other previously shut-in and/or abandoned wells and/or otherwise has inactive wells which were previously active (producing) wells at the end of the most recently completed Quarter End (excluding shut-ins undertaken in the normal course of completions, turnaround and maintenance activities and shut-ins of wells which were completed during the most recently completed fiscal quarter and which shut-ins are forecasted to continue for a period of at least six months due to capacity constraints at any processing facilities), where the aggregate average daily production (net of royalties) of Petroleum Substances associated with such wells exceeds 5% of the Borrower’s and its Material Subsidiaries’ aggregate average daily production (net of royalties) of Petroleum Substances for the then most recently completed Quarter End, deliver to the Agent written notice of which wells have been shut-in and/or abandoned wells and/or otherwise has inactive wells which were previously active (producing) wells and the amount of associated production which has been shut-in and/or abandoned and/or which is no long active producing.

(l)	Notice of New Material Subsidiaries

The Borrower shall promptly give written notice to the Agent of the acquisition, creation or existence of each new Material Subsidiary after September 20, 2023.

(m)	Notice of Default or Event of Default under any Junior Debt Financing Agreements and Notice of Amendment of Junior Debt Financing Agreements

Upon becoming aware of the same, the Borrower shall provide to, or cause to be provided to, the Agent written notice of:

(i)	any default or event of default by, or any failure to perform its obligations by, it or any of its Subsidiaries under any Junior Debt Financing Agreement; and

(ii)	any material amendment, modification or restatement of (for certainty, including any renewal or extension), or any material waiver or consent under, any Junior Debt Financing Agreement within 5 Banking Days of becoming so aware, and shall promptly provide to the Agent a true and complete copy of each of the same.

(n)	Notice of Casualty Event

The Borrower will, promptly upon becoming aware thereof, notify the Agent in writing of any Casualty Event, whether or not insured, where the fair market value of the assets affected, in aggregate in any fiscal year, is in excess of the Threshold Amount.

(o)	Notice of Permitted Junior Debt

The Borrower shall promptly provide to the Agent:

(i)	not less than ten (10) Banking Days’ prior written notice (or such shorter period as may be agreed to by the Agent, in its sole discretion) of the execution of any Junior Debt Financing Agreement, together with a copy of the proposed Junior Debt Financing Agreement;

(ii)	promptly after the execution thereof, furnish to the Agent a true and complete copy of any Junior Debt Financing Agreement;

(iii)	not less than ten (10) Banking Days’ prior written notice (or such shorter period as may be agreed to by the Agent, in its sole discretion) of the execution of any amendment, modification or supplement to, or restatement of, any Junior Debt Financing Agreement (or any waiver or consent with like effect, but excluding waivers or consents granted to the Borrower or its Material Subsidiaries), which notice shall include a copy of such proposed alteration, amendment, modification, supplement, restatement, waiver or consent;

(iv)	promptly after the receipt thereof, furnish to the Agent a true and complete copy of any consent or waiver provided to the Borrower or any Material Subsidiary pursuant to or in connection with any Junior Debt Financing Agreement; and

(v)	as soon as reasonably practicable, and in any event no later than three (3) Banking Days after becoming aware of any default, event of default or similar event or circumstance under any Junior Debt Financing Agreement, an Officer’s Certificate describing in detail such default, event of default or similar event or circumstance and specifying the steps, if any, being taken to cure or remedy the same.

(p)	Securities Disclosure

The Borrower shall, promptly, furnish to the Agent copies of all annual reports, quarterly reports, material change reports and other material reports, notices and other non-confidential information that the Borrower is required by applicable law or stock exchange requirements to file with any securities commission or stock exchange, furnish to its shareholders or publicly disclose (whether by way by advertisement or otherwise), except for insider reports and, and for certainty, other filings which are of an administrative nature and do not contain any material information with respect to the business, affairs or financial condition of the Borrower and its Subsidiaries. The Borrower shall be deemed to have satisfied its obligations under this Section 9.1(o) if and to the extent any of the foregoing shall have been filed with the Canadian Securities Administrators (and are accessible to the Agent) in the SEDAR+ filing system at www.sedarplus.ca/, and the Borrower shall have notified the Agent of such filing.

(q)	Payment of Royalties, Taxes, Withholdings, etc.

The Borrower shall, and shall cause its Subsidiaries to, from time to time pay or cause to be paid when due all royalties, rents, Taxes, rates, levies or assessments, ordinary or extraordinary, governmental fees or dues, and to make and remit all withholdings, lawfully levied, assessed or imposed upon the Borrower and its Subsidiaries or any of the assets of the Borrower or its Subsidiaries, as and when the same become due and payable, except when and so long as the validity of any such royalties, rents, Taxes, rates, levies, assessments, fees, dues or withholdings is being contested by the Borrower or its Subsidiaries by a Permitted Contest, and to duly file on a timely basis all tax returns required to be filed.

(r)	Pensions

Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, the Borrower shall pay or cause to be paid all material obligations of the Borrower and its Subsidiaries (including fiduciary, funding, investment and administration obligations) required to be performed in connection with each Pension Plan, if any, in a timely fashion.

(s)	Remittances

The Borrower will, and will cause each of its Subsidiaries to, make all of the material remittances required to be made by the Borrower and such Subsidiary to the applicable federal, provincial, municipal or state governments and keep such remittances up to date except to the extent such non-remittance is subject to a Permitted Contest.

(t)	Payment of Preferred Claims

The Borrower shall, and shall cause its Material Subsidiaries to, from time to time pay when due or cause to be paid when due all amounts related to wages, workers’ compensation obligations, government royalties or pension fund obligations and any other amount which would or would reasonably be expected to result in a lien, charge, Security Interest or similar encumbrance against the assets of the Borrower or such Material Subsidiary arising under statute or regulation, except when and so long as the validity of any such amounts or other obligations is being contested by the Borrower or its Material Subsidiaries by a Permitted Contest.

(u)	Environmental Covenants

(i)	Without limiting the generality of Section9.1(d) above, the Borrower shall, and shall cause its Subsidiaries and any other party acting under their direction to, (A) conduct their business and operations so as to comply at all times with all Environmental Laws, (B) promptly take any and all actions necessary to cure any violation of Environmental Laws or respond to any demand or claim or remediate any environmental damage, and (C) use, employ, process, emit, generate, store, handle, transport, dispose of and/or arrange for the disposal of any and all Hazardous Materials in, on or, directly or indirectly, related to or in connection with their respective properties or assets or any portion thereof in a manner consistent with prudent industry practice and in compliance in all material respects with all Environmental Laws and in a manner which does not constitute a Release or pose a significant risk to human health, safety (including occupational health and safety) or the environment, in each case except where failure to do so, either alone or in conjunction with any other such non-compliance, would not have or would not reasonably be expected to have a Material Adverse Effect.

(ii)	If the Borrower or its Subsidiaries shall:

(A)	receive or give any notice that a violation of any Environmental Law has or may have been committed or is about to be committed by the same, and if such violation has or would reasonably be expected to have a Material Adverse Effect;

(B)	receive any notice that a complaint, proceeding or order has been filed or is about to be filed against the same alleging a violation of any Environmental Law, and if such violation would reasonably be expected to have a Material Adverse Effect; or

(C)	receive any notice requiring the Borrower or a Subsidiary thereof, as the case may be, to take any action in connection with the Release of Hazardous Materials into the environment or alleging that the Borrower or the Subsidiary may be liable or responsible for costs associated with a response to or to clean up a Release of Hazardous Materials into the environment or any damages caused thereby, and if such action or liability has or would reasonably be expected to have a Material Adverse Effect, the Borrower shall promptly provide the Agent with a copy of such notice and shall, or shall cause the Borrower or such Subsidiary to, furnish or cause to be furnished to the Agent from time to time all reasonable information requested by the Agent relating to the same.

(v)	Use of Loans

The Borrower shall use all Loans and the proceeds thereof solely for the purposes set forth in Section 2.3 hereof.

(w)	Required Insurance

The Borrower shall, and shall cause its Subsidiaries to, maintain, in full force and effect with financially sound and reputable insurers, insurance with respect to their respective properties and business and against such casualties and contingencies and in such types and such amounts as shall be in accordance with prudent business practices for corporations or other entities of the size and type of business and operations as the Borrower and its Subsidiaries.

(x)	Compliance With P&NG Leases

The Borrower shall, and shall cause its Material Subsidiaries to, comply in all respects with the P&NG Leases relating to P&NG Rights, except to the extent the failure to do so would not have or would not reasonably be expected to have a Material Adverse Effect.

(y)	Ownership of Borrowing Base Properties

The Borrower shall ensure that all of the Borrowing Base Properties are directly owned solely by the Borrower or its Wholly-Owned Subsidiaries which are Material Subsidiaries or any combination thereof.

(z)	Anti-Money Laundering/Anti-Terrorist Financing Laws; Sanctions; Anti-Corruption Laws Representations Continue to be True

The Borrower shall, and shall cause its Subsidiaries to, conduct its business operations such that, and have and be subject to, policies and procedures in place which are designed to ensure that, the representations and warranties in Section 8.1(aa) are true and correct at all times that this Agreement is in effect (and not just at, and as of, the times such representations and warranties are made or deemed to be made).

(aa)	Excess Cash Balances

If at the close of business on any day the Borrower and its Subsidiaries have any Excess Cash, then, within three (3) Banking Days, the Borrower shall repay or cause to be repaid Loans under the Credit Facilities in an amount equal to the lesser of (i) the amount of such Excess Cash on the date of such repayment; and (ii) the Outstanding Principal under the Credit Facilities (excluding therefrom, (A) any SOFR Loans or CORRA Loans which are not prepayable without payment of breakage costs or cash collateralization until their respective maturity dates or expiry of Interest Periods, as the case may be, and (B) for the avoidance of doubt, Letters of Credit, other than Letters of Credit that have been drawn and not reimbursed in accordance with Section 6.5) outstanding on the date of such repayment; for certainty, if, on any Conversion Date or Rollover Date of SOFR Loans or CORRA Loans, there is any Excess Cash, the Borrower shall be required to make the aforementioned repayment without regard to the parenthetical exclusion.

(bb)	Keepwell

The Borrower shall, and shall ensure that, to the extent any Subsidiary is a Qualified ECP Guarantor, the Borrower and each Subsidiary shall, absolutely, unconditionally and irrevocably undertake to provide such funds or other support as may be needed from time to time by the Borrower or any Subsidiary (that provides a guarantee to the Agent, the Lenders, the Hedging Affiliates and the Cash Managers) to honour all of its obligations under its Guarantee in respect of Financial Instrument Obligations (provided, however, the Borrower and each Subsidiary shall only be liable under such undertaking for the maximum amount of such liability that can be incurred without rendering its obligations under this undertaking, or otherwise under the Documents to which it is a party, voidable under Applicable Law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of the Borrower and each Subsidiary under this undertaking shall remain in full force and effect until discharged in accordance with the provisions of the relevant Document. The Borrower intends that this Section and the undertaking provided for shall constitute, and shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of the Borrower and its Subsidiaries (that provide a guarantee to the Agent, the Lenders, the Hedging Affiliates and the Cash Managers) for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

(cc)	Maintenance of Fiscal Year

The Borrower shall, and shall cause its Material Subsidiaries to, maintain a fiscal year ending on December 31.

(dd)	Notices in respect of EDC Guaranteed LC Facility Documents

The Borrower shall promptly, and in any event within 3 Banking Days of the occurrence of the same, notify the Agent in writing: (A) if at any time EDC (x) notifies the Borrower that the contract insurance & bonding program for the Borrower has been terminated or (y) fails to grant bonding support in respect of a request under the EDC Guaranteed LC Facility; and (B) if, by the date that is 120 days prior to the expiry date of any EDC Guaranteed LC Facility LC which may be automatically renewed, EDC has not issued (or re-issued) an account performance security guarantee in respect thereof which would cover the entirety of the automatically renewed term thereof. The Borrower will promptly furnish to the Agent (i) copies of all material notices, demands or reports given or received in respect of (A) any actual or alleged breach, violation, default or event of default (howsoever described) in respect of any EDC Guaranteed LC Facility Document and (ii) copies of all material amendments to or material consents or waivers in respect of, the EDC Guaranteed LC Facility Documents.

(ee)	Notice of Acquisition

The Borrower shall promptly, and in any event within 3 Banking Days of the occurrence of the same, notify the Agent in writing of the consummation of any acquisition of any ARO Assets (whether by way of purchase, merger, amalgamation or other transaction) which, together with all other such transactions consummated in the then current fiscal year, have ARO Liabilities (Inactive) associated therewith, in the aggregate, of greater than the Threshold Amount, net of the aggregate amount of ARO Liabilities (Inactive) disposed of by the Borrower and its Subsidiaries in such period, and excluding, in each case, such transactions solely between or among the Borrower and/or any Subsidiaries thereof.

(ff)	Compliance with ARO Orders, ARO Spending Requirements and Exceedance Curtailment Orders

The Borrower shall, and shall cause each Subsidiary thereof to, comply in all material respects with (i) Applicable Law relating to abandonment and reclamation obligations, liabilities or activities including any ARO Orders and any ARO Spending Requirements, and (ii) any Exceedance Curtailment Orders.

9.2	Negative Covenants of the Borrower

So long as any Obligation is outstanding or any Credit Facility is available hereunder, the Borrower covenants and agrees with each of the Lenders and the Agent that, unless (subject to Section 15.10) a Majority of the Lenders otherwise consent in writing:

(a)	Change of Business

The Borrower shall not, and shall not permit any Material Subsidiary to, carry on any material business or operations other than the material types of businesses and operations carried on by the Borrower and its Subsidiaries on September 20, 2023.

(b)	Negative Pledge

The Borrower shall not, nor shall it permit any Subsidiary to, create, issue, incur, assume or permit to exist any Security Interests on any of their property, undertakings or assets other than Permitted Encumbrances.

(c)	No Dissolution

Subject to Section 9.2(j), the Borrower shall not, nor shall it permit any Material Subsidiary to, liquidate, dissolve or wind up or take any steps or proceedings in connection therewith except, in the case of Material Subsidiaries, where the successor thereto or transferee thereof is the Borrower or a Guarantor of the Borrower.

(d)	Limit on Sale of Assets; Limit on Sale-Leasebacks

Except for Permitted Dispositions, the Borrower shall not, and shall not permit any Subsidiary to Dispose of (including pursuant to a dissolution) any of their respective property or assets:

(i)	during the continuance of a Default or Event of Default; or

(ii)	whether in one or a series of transactions, if the fair market value thereof, taken in the aggregate with all other Dispositions of property and assets of the Borrower and its Subsidiaries since the last determination of the Borrowing Base, is in excess of the Threshold Amount as of the date of such Disposition.

Neither the Borrower nor any Subsidiary shall enter into any Sale-Leasebacks, unless the proceeds to the Borrower or Subsidiary of such sale are at least equal to the fair market value of such property and provided that the obligations of the Borrower or such Subsidiary after giving effect to any such Sale-Leasebacks, as the case may be, is Permitted Debt under subparagraph (g) of the definition thereof.

(e)	Limitation on Debt

The Borrower shall not have, incur, assume or otherwise become liable for, or permit any Subsidiary to have, incur, assume or otherwise become liable for, any Debt other than Permitted Debt.

(f)	Limit on Investment

The Borrower shall not, nor shall it permit its Subsidiaries to, make any Investment other than Permitted Investments.

(g)	Limits on Distributions

The Borrower shall not make or permit any Subsidiary to make any Distributions other than Permitted Distributions.

(h)	No Financial Instruments Other Than Permitted Hedging

The Borrower shall not and shall not permit any Subsidiary to enter into, transact or have outstanding any Financial Instruments or Financial Instrument Obligations other than Permitted Hedging.

(i)	Non Arm’s Length Transactions

Except in respect of transactions between or among the Borrower and/or one or more of its Wholly-Owned Subsidiaries, the Borrower shall not, nor shall it permit any Subsidiary to, enter into any contract, agreement or transaction whatsoever, including for the sale, purchase, lease or other dealing in any property or the provision of any services (other than office and administration services provided in the ordinary course of business), with any Related Party except upon fair and reasonable terms, which terms are not less favourable to the Borrower or its Subsidiaries than it would obtain in an arm’s length transaction and, if applicable, for consideration which equals the fair market value of such property or other than at a fair market rental as regards leased property.

(j)	No Merger, Amalgamation, etc.

The Borrower shall not, nor shall it permit any Material Subsidiary to, enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other person (herein called a “Successor”) whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale, other Disposition or otherwise (each, a “Fundamental Transaction”), unless:

(i)	the Successor is a corporation and incorporated under the federal laws of Canada or the laws of any province of Canada or the Successor is a partnership duly established under the laws of any province of Canada;

(ii)	in the case of a Fundamental Transaction which includes a Material Subsidiary, the Successor shall continue to be a Material Subsidiary;

(iii)	prior to or contemporaneously with the consummation of such Fundamental Transaction the Successor and, as applicable, each of the Borrower and its Material Subsidiaries shall have executed and delivered or caused to be executed and delivered to the Agent such instruments and done such things as, in the reasonable opinion of Lenders’ Counsel, are necessary or advisable to establish that upon the consummation of such Fundamental Transaction:

(A)	the Successor will have assumed all the covenants and obligations of the Borrower or a Material Subsidiary, as applicable, under Documents to which the Borrower or such Material Subsidiary, as applicable, is a party; and

(B)	this Agreement and the other Documents, as the case may be, will be valid and binding obligations of the Successor and each of the Borrower and its Material Subsidiaries which is a party thereto, entitling the Lenders and the Agent to exercise all their rights under this Agreement and the other Documents against each of them;

(vii)	such Fundamental Transaction shall be on such terms and shall be carried out in such manner as to preserve and not to impair any of the rights and powers of the Lenders or the Agent hereunder or pursuant to the other Documents;

(viii)	such Fundamental Transaction shall not result in the assets of the Successor being subject to any Security Interests other than Permitted Encumbrances;

(ix)	to the extent such Fundamental Transaction would, or would reasonably be expected to, result in new ARO Liabilities in respect of the inactive (non-producing), suspended or abandoned wells, facilities and pipelines of the Borrower and its Subsidiaries associated therewith, which, in the aggregate, exceed the Threshold Amount, the Lenders shall have completed a Borrowing Base redetermination pursuant to Section 2.22 and, prior to giving effect to such Fundamental Transaction, the Borrower, to the extent the Lenders have determined pursuant to such Borrowing Base redetermination that a Borrowing Base Shortfall would exist after giving effect to such Fundamental Transaction, shall have prior to or concurrently upon giving effect to such Fundamental Transaction paid to the Agent on behalf of the Lenders an amount sufficient to eliminate any such Borrowing Base Shortfall in repayment of the outstanding Obligations of the Credit Facilities;

(x)	prior to the consummation of such Fundamental Transaction, the Agent and the Lenders shall have received all such other documentation and information reasonably requested with respect to such Fundamental Transaction and any person involved with such Fundamental Transaction so that, after consummation of such Fundamental Transaction, the Agent and the Lenders will have received all such documentation and other information it would otherwise have been entitled to receive in connection with any AML/KYC Legislation pursuant to Section 15.18 hereof; and

(xi)	no Event of Default, Default or Borrowing Base Shortfall shall have occurred and be continuing, or will occur as a result of such Fundamental Transaction, or shall exist immediately after the consummation of such Fundamental Transaction.

(k)	Borrowing Base

The Borrower shall not permit, at any time, the aggregate Outstanding Principal under the Credit Facilities to exceed the Borrowing Base then applicable hereunder and the Borrower shall repay Loans from time to time in accordance with Sections 2.14 and 2.16 to the extent required to comply with this Section.

(l)	Limit on Financial Assistance

The Borrower shall not, and shall not permit any Subsidiary to, provide any Financial Assistance to or in favour of any person except:

(i)	in favour of the Agent, the Lenders and their respective Hedging Affiliates and Cash Managers for or in respect of Secured Obligations;

(ii)	for the benefit of the Borrower or a Wholly-Owned Subsidiary in connection with Permitted Debt;

(iii)	in favour of the Borrower or a Material Subsidiary; and

(iv)	for Financial Assistance which is not otherwise permitted pursuant to subparagraphs (i) through (iii) above, provided that the aggregate amount of all such Financial Assistance does not at any time exceed the Threshold Amount (or the Equivalent Amount thereof in United States Dollars or the equivalent thereof in any other currency).

(m)	Permitted Junior Debt and Permitted Refinancing Debt

The Borrower shall not, and shall not permit any Subsidiary to:

(i)	redeem, repay, retire, defease, purchase or otherwise acquire (for cancellation or otherwise) any Permitted Junior Debt or any Permitted Refinancing Debt in respect thereof, except solely with the proceeds of Permitted Refinancing Debt or with the proceeds from the issuance of, or capital contributions on existing, common shares of the Borrower to or from a person other than a Subsidiary (or any combination thereof), and provided that as at the date of such redemption, repayment, retirement, defeasance, purchase or other acquisition and immediately after giving effect thereto no Borrowing Base Shortfall, Default or Event of Default shall exist or is expected to result therefrom; or

(ii)	amend, supplement or modify (or provide any waiver or consent to like effect) any provision of any Junior Debt Financing Agreement (or of any agreement, document or instrument giving effect to any Permitted Refinancing Debt in respect thereof) if and to the extent that such amendment, supplement, modification, waiver or consent (as applicable) would, when taken as a whole with all other amendments, supplements, modifications, waivers or consents being made thereto, be material and adverse to the interests or rights of any of the Secured Parties; it being acknowledged and agreed that any amendment, supplement, modification, waiver or consent to like effect which:

(A)	contravenes the provisions of this Agreement or any other Document;

(B)	increases the applicable rate of interest (including default interest) under such Debt;

(C)	changes to earlier dates or add any scheduled dates for payment of principal or of interest in respect thereof; or

(D)	adds or increases any fees payable in respect of such Debt (but excluding reasonable and customary fees payable solely as a condition to the giving effect to any such amendment, supplement, waiver or consent), shall, in each such case, be deemed to be material and adverse to the interests or rights of the Secured Parties.

(n)	No Accounts other than with the Agent or Lenders

Except for any accounts maintained with any financial institution or other person to hold Excluded Deposits/Amounts, the Borrower shall not, nor shall it permit any Subsidiary to: (i) establish or maintain any operating accounts, deposit accounts or other bank accounts or any securities or other investment accounts with, or (ii) have any cash or Cash Equivalents on deposit with, in each case, any financial institution or other person except the Agent or a Lender.

(o)	No Repayments/Replacements under the EDC Guaranteed LC Facility or EDC Indemnity Agreement

Notwithstanding the terms of any EDC Guaranteed LC Facility Document, the Borrower shall not, and shall not permit any Subsidiary to:

(i)	make any payment or repayment, as the case may be, of Debt or other obligations (excluding scheduled interest payments and fees) owing to the EDC Guaranteed LC Facility Provider or EDC under, pursuant or relating to the EDC Guaranteed LC Facility or the EDC Indemnity Agreement (or any portion thereof), as the case may be; or

(ii)	seek to move any EDC Guaranteed LC Facility Letter of Credit and/or any reimbursement obligation related thereto to, or replace any EDC Facility Guaranteed LC Facility Letter of Credit with a Letter of Credit issued under, the Credit Facilities, unless at any such time, no Default, Event of Default or Borrowing Base Shortfall has occurred and is continuing or shall result from or exist immediately after giving effect to such payment, repayment or replacement or with the prior written consent of all of the Lenders. In addition to and notwithstanding the foregoing, the Borrower will not make or pay any interest payments or fees in respect of the EDC Guaranteed LC Facility or the EDC Indemnity Agreement if a Default or Event of Default exists or would reasonably be expected to result therefrom at the time of any such payment.

9.3	Agent May Perform Covenants

If the Borrower fails to perform any covenants on its part herein contained, subject to any consents or notice or cure periods required by Section 11.1, the Agent may give notice to the Borrower of such failure and if such covenant remains unperformed, the Agent may, in its discretion but need not, perform any such covenant capable of being performed by the Agent and if the covenant requires the payment or expenditure of money, the Agent may, upon having received approval of all Lenders, make such payments or expenditure and all sums so expended shall be forthwith payable by the Borrower to the Agent on behalf of the Lenders and shall bear interest at the applicable interest rate provided in Section 5.9 for amounts due in Canadian Dollars or United States Dollars, as the case may be. No such performance, payment or expenditure by the Agent shall be deemed to relieve the Borrower of any default hereunder or under the other Documents.

Article 10 – SECURITY

10.1	Security on all Assets other than Excluded Assets

(1) The Secured Obligations shall be secured, equally and rateably, by first priority Security Interests on, to and against all present and future property, assets and undertaking of the Borrower and each of its Material Subsidiaries other than Excluded Assets (collectively, the “Collateral”).

(2) The Borrower shall execute and deliver Security to the Agent and shall cause each of its Material Subsidiaries to execute and deliver Security (including the guarantees substantially in the forms of Schedules H-1 and H-2 annexed hereto and the other Security substantially in the forms of Schedules H-3, H-4 and H-5), in each case with such amendments, modifications and insertions as may be required by the Agent, acting reasonably.

(3) The Borrower (i) shall, as soon as reasonably practicable, give written notice to the Agent of the acquisition, creation or existence of each Material Subsidiary created or acquired after the Effective Date, together with such other information as the Agent may reasonably require and request, and (ii) shall promptly, and in any event within 10 Banking Days of such acquisition, creation or existence (or such longer period of time as may be agreed to by the Agent, in its sole discretion), cause each new Material Subsidiary to promptly execute and deliver to the Agent the Security contemplated hereby (together with a certified copy of its constating documents and a legal opinion in form and substance satisfactory to the Agent, acting reasonably).

(4) The Borrower shall ensure that at all times, (a) at least 95% of Consolidated Assets shall be legally, beneficially and directly owned by the Borrower and its Material Subsidiaries which have provided Security hereunder and (b) at least 95% of EBITDA shall be attributable to the Borrower and its Material Subsidiaries which have provided Security hereunder; and if at any time less than 95% of Consolidated Assets or 95% of EBITDA shall be legally, beneficially and directly owned by or attributable to, as the case may be, the Borrower and its Material Subsidiaries which have provided Security hereunder, the Borrower shall promptly, and in any event within 10 Banking Days (or such longer period as may be agreed to by the Agent) after any such occurrence, designate another Subsidiary which is not then a Material Subsidiary to be a Designated Material Subsidiary pursuant hereto to the extent required to ensure that after such designation, 95% or more of Consolidated Assets or 95% of EBITDA, as applicable, shall be legally, beneficially and directly owned by or attributable to, as the case may be, the Borrower and its Material Subsidiaries which have provided Security hereunder. The Borrower shall ensure that, at all times, all registrations, filings and/or recordings of the Security shall have been made in all offices where such registration, filing or recording is necessary or of advantage to the creation, perfection and preserving of the Security and the Security Interests created thereby, excluding, subject to Section 10.2(2), registration at land titles or any land registry offices.

(5) The Borrower shall from time to time, by notice in writing to the Agent (together with reasonable particulars which demonstrate compliance with the foregoing covenant), be entitled to designate that either:

(a)	a Subsidiary which is not a Material Subsidiary shall become a Designated Material Subsidiary; or

(b)	a Designated Material Subsidiary shall cease to be a Material Subsidiary,

provided that the Borrower shall not be entitled to designate that a Designated Material Subsidiary shall cease to be a Material Subsidiary if:

(c)	a Default or an Event of Default has occurred and is continuing;

(d)	a Default or an Event of Default would result from or exist immediately after such a designation; or

(e)	such Designated Material Subsidiary falls within part (a), (b), (c), (d) or (e) of the definition of “Material Subsidiary”.

In order to give effect to the foregoing provisions of Section 10.1(3) and this Section 10.1(4), the Borrower shall cause any Material Subsidiary that becomes a Designated Material Subsidiary to promptly execute and deliver Security to the Agent (together with a certified copy of its constating documents and a legal opinion in form and substance satisfactory to the Agent, acting reasonably).

(6) In addition to the Security described in subsections (1) and (2) of this Section 10.1, the Borrower shall execute and deliver, or shall cause to be executed and delivered, all such guarantees and mortgages, debentures, pledge agreements, assignments and other security agreements as may be required by the Majority of the Lenders, acting reasonably (each in form and substance satisfactory to the Majority of the Lenders ) in order to, or to more effectively, charge in favour of the Agent or grant Security Interests in favour of the Agent on and against all of the undertaking, assets and property (real or personal, tangible or intangible, present or future and of whatsoever nature and kind, other than Excluded Assets) of the Borrower and the Guarantors, as continuing collateral security for, inter alia, the payment and performance by the Borrower of all Secured Obligations.

10.2	Registration and Fixed Charge Security

(1) The Borrower shall, at its expense, register, file or record the Security in all offices where such registration, filing or recording is necessary or of advantage to the creation, perfection and preserving of the security applicable to it; provided that the Borrower shall not be obligated to register the Security at any land titles or land registry offices (including the Alberta Land Title Office) or under the Mines and Minerals Act (Alberta) or similar legislation in other jurisdictions except in accordance with Section 10.2(2). The Borrower shall amend and renew such registrations, filings and recordings from time to time as and when required to keep them in full force and effect or to preserve the priority established by any prior registration, filing or recording thereof.

(2) The Borrower shall, and shall cause its Material Subsidiaries to, promptly:

(a)	register the Security in all applicable land titles and land registry offices (including the filing of security notices under the Mines and Minerals Act (Alberta) and similar notices, filings or registrations in other jurisdictions); and/or

(b)	grant to the Agent fixed charges (in form and substance satisfactory to the Agent, acting reasonably) against any or all of its P&NG Rights, P&NG Leases and other interests in land (including fixtures), in each case, as required by the Agent (and together with all registration materials, legal opinions and Officer’s Certificates as the Agent may require, acting reasonably), upon the occurrence of any one or more of the following (each, a “Fixed Charge Event”):

(i)	a Default that is continuing;

(ii)	an Event of Default that is continuing;

(iii)	the occurrence of an event, circumstance or condition which has had, or would reasonably be expected to have, a Material Adverse Effect, as determined by the Majority of the Lenders, each acting reasonably; or

(iv)	the Majority of the Lenders, acting in good faith, determining that any of the foregoing is necessary or desirable to preserve or protect the position of the Lenders or the priority of the Security.

10.3	Forms

The forms of Security shall have been or be prepared based upon the laws of Canada and Alberta applicable thereto in effect on the date hereof. The Agent shall have the right to require that:

(a)	any such Security be amended to reflect any changes in such laws, whether arising as a result of statutory amendments, court decisions or otherwise, in order to confer upon the Agent the Security Interests intended to be created thereby; and

(b)	the Borrower and its Material Subsidiaries execute and deliver to the Agent such other and further debentures, mortgages, trust deeds, assignments and security agreements as may be reasonably required to ensure the Agent holds, subject to Permitted Encumbrances, first priority Security Interests on and against all of the property and assets of the Borrower and its Material Subsidiaries (other than Excluded Assets);

except that in no event shall the Agent require that the foregoing be effected if the result thereof would be to grant the Agent or the Lenders greater rights than is otherwise contemplated herein or therein.

10.4	Continuing Security

Each item or part of the Security shall for all purposes be treated as a separate and continuing collateral security and shall be deemed to have been given in addition to and not in place of any other item or part of the Security or any other security now held or hereafter acquired by the Agent or the Lenders. No item or part of the Security shall be merged or be deemed to have been merged in or by this Agreement or any documents, instruments or acknowledgements delivered hereunder, or any simple contract debt or any judgment, and any realization of or steps taken under or pursuant to any security, instrument or agreement shall be independent of and not create a merger with any other right available to the Lenders or the Agent under any security, instruments or agreements held by it or at law or in equity.

10.5	Dealing with Security

The Agent, with the consent of all of the Lenders, except to the extent otherwise provided for herein or in the Security, may grant extensions of time or other indulgences, take and give up securities (including the Security or any part or parts thereof), accept compositions, grant releases and discharges and otherwise deal with the Borrower and other parties and with security (including the Security and each part thereof) as the Agent may see fit, without prejudice to or in any way limiting the liability of the Borrower under this Agreement or the other Documents or under any of the Security or any other collateral security.

10.6	Effectiveness

The Security and the security created by any other Document constituted or required to be created shall be effective, and the undertakings as to the Security herein or in any other Document shall be continuing, whether any Loans are then outstanding or any amounts thereby secured or any part thereof shall be owing before or after, or at the same time as, the creation of such Security Interests or before or after or upon the date of execution of any amendments to this Agreement.

10.7	Release and Discharge of Security

(1) The Borrower and its Material Subsidiaries shall not be discharged from the Security or any part thereof except (a) by a written release and discharge signed by the Agent with the prior written consent of all of the Lenders or (b) to the extent that: (i) such Security applies to a Permitted Disposition to (A) a person other than the Borrower or a Material Subsidiary (in which case the Security shall, without further action, cease to apply to the subject matter thereof), or (B) in the case of a Permitted Disposition to the Borrower or a Material Subsidiary, to the extent the release of such Security is required to facilitate such Permitted Disposition and substantially concurrently therewith, the applicable assets become subject to Security granted by the Borrower or Material Subsidiary acquiring such assets, or (ii) such Security has been granted by a Material Subsidiary that ceases to be a Material Subsidiary in accordance herewith. If all of the Secured Obligations (other than Lender Financial Instrument Obligations) have been indefeasibly repaid, paid, satisfied and discharged, as the case may be, in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other contingent liabilities in respect of which no claim or demand for payment has been made at such time) and the Credit Facilities have been fully cancelled and all of the Lender Financial Instrument Obligations have been satisfied or the Borrower or its Material Subsidiaries, as applicable, have provided alternative credit support to all relevant Lenders and/or Hedging Affiliates who are counterparties to such Lender Financial Instruments to which such Lender Financial Instrument Obligations relate in accordance with such Lender Financial Instruments or any other written agreement between such entities, as applicable, and the applicable Lenders and/or Hedging Affiliates shall have notified the Agent that such alternative credit support is in accordance with such Lender Financial Instruments or such other written agreement or is otherwise in form and substance satisfactory to such applicable Lenders and/or Hedging Affiliates, as applicable, then the Agent shall cause it and the Lenders’ interest in the Security to be released and discharged at the expense of the Borrower.

(2) The Lenders hereby authorize the Agent, upon the written request of the Borrower, to:

(a)	take such steps as may be required under or in connection with this Agreement to release and discharge (or evidence such release and discharge) Security Interests created by the Security from any property or assets in relation to a Disposition permitted pursuant to Section 9.2(d) or, subject to Section 15.10(a)(vi), which are Disposed of and consented to by a Majority of the Lenders;

(b)	take such steps as may be required to release and discharge (or evidence such release and discharge) the Security provided by a Subsidiary that ceases to be a Material Subsidiary within subparagraphs (a) though (e), inclusive, of the definition thereof (in a transaction not prohibited by this Agreement) or a former Designated Material Subsidiary that has been re-designated in accordance with Section 10.1(5)(b) to no longer be a Material Subsidiary; and

(c)	execute and deliver such releases, discharges, no-interest letters, postponements, agreements or other instruments, documents and authorizations as may be necessary or reasonably requested by the Borrower to effect the forgoing or to evidence the foregoing or to evidence the release of any property or assets which are the subject of a Permitted Disposition or postpone the Security Interest created by the Security pursuant to any Permitted Encumbrance under subparagraph (y) of the definition thereof.

10.8	Transfer of Security

If Bank of Montreal, in its capacity as Agent, or any successor thereto, in its capacity as Agent ceases to be the Agent (the “Departing Agent”), the Departing Agent shall transfer and assign all of its right, title and interest in its capacity as Agent in and to the Security to the Successor Agent and the provisions of Section 10.2 shall apply, mutatis mutandis, with respect to such assignment and transfer.

10.9	Hedging Affiliates and Cash Managers

Each Lender hereby confirms to and agrees with the Agent and the other Lenders as follows:

(a)	such Lender is, for the purpose of securing the Lender Financial Instrument Obligations owing to or in favour of its Hedging Affiliates and the Cash Management Obligations owing in favour of its Cash Managers pursuant to the Security, executing and delivering this Agreement both on its own behalf and as agent for and on behalf of such Hedging Affiliates and Cash Managers;

(b)	the Agent shall be and is hereby authorized by each such Hedging Affiliate and the Cash Managers (i) to hold the Security on behalf of the Cash Managers and such Hedging Affiliate as security for the Cash Management Obligations or Lender Financial Instrument Obligations, as the case may be, owing to or in favour of it in accordance with the provisions of the Documents and (ii) to act in accordance with the provisions of the Documents (including on the instructions or at the direction of all of the Lenders or the Majority of the Lenders (which, for certainty, shall not include the Hedging Affiliates or the Cash Managers)) in all respects with respect to the Security; and

(c)	the Lender Financial Instruments of any such Hedging Affiliate or the Lender Financial Instrument Obligations owing to or in favour of any such Hedging Affiliate, the Cash Management Documents or the Cash Management Obligations owing in favour of the Cash Managers shall not be included or taken into account for the purposes of Section 15.10 or (for certainty) in any determination of the Majority of the Lenders, all of the Lenders or the Majority of the Lenders which shall be determined solely based upon the Commitments of the Lenders hereunder or the Outstanding Principal owing to the Lenders.

10.10	Security for Hedging with Former Lenders

If a Lender (including the Withdrawing Lender) ceases to be a Lender under this Agreement (a “Former Lender”), all Lender Financial Instrument Obligations owing to such Former Lender and its Hedging Affiliates under Lender Financial Instruments entered into while such Former Lender was a Lender shall remain secured by the Security (equally and rateably) to the extent that such Lender Financial Instrument Obligations were secured by the Security prior to such Lender becoming a Former Lender and, subject to the following provisions of this Section 10.10 and unless the context otherwise requires, all references herein or in any other Document to “Lender Financial Instrument Obligations” shall include such obligations to a Former Lender and its Hedging Affiliates, all references herein or in any other Document to “Lenders” shall include Former Lenders for the purposes of such obligations, all references herein or in any other Document to “Hedging Affiliates” shall include Affiliates of such Former Lenders for the purposes of such obligations and all references herein or in any other Document to “Lender Financial Instruments” shall include such Financial Instruments with a Former Lender and its Hedging Affiliates. For certainty, any Financial Instrument Obligations under Financial Instruments entered into with a Former Lender or an Affiliate thereof after the Former Lender has ceased to be a Lender shall not be secured by the Security. Notwithstanding the foregoing, no Former Lender or any Affiliate thereof shall have any right to cause or require the enforcement of the Security or any right to participate in any decisions relating to the Security, including any decisions relating to the enforcement or manner of enforcement of the Security or decisions relating to any amendment to, waiver under, release of or other dealing with all or any part of the Security; for certainty, the sole right of a Former Lender and its Affiliates with respect to the Security is to share, on a pari passu basis (subject to Section 11.7), in any proceeds of realization and enforcement of the Security.

10.11	Acknowledgement Regarding Any Supported QFCs

(1) To the extent that the Documents provide support, through a guarantee or otherwise, for any Lender Financial Instrument or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the United States Federal Deposit Insurance Act and Title II of the United States Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Documents and any Supported QFC may in fact be stated to be governed by the laws of the Province of Alberta and the laws of Canada applicable therein or the laws of any other jurisdiction).

(2) In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

Article 11 – EVENTS OF DEFAULT AND ACCELERATION

11.1	Events of Default

The occurrence of any one or more of the following events (each such event being herein referred to as an “Event of Default”) shall constitute a default under this Agreement:

(a)	Principal Default: if the Borrower fails to pay the principal of any Loan hereunder when due and payable;

(b)	Other Payment Default: if the Borrower fails to pay:

(i)	any interest (including, if applicable, default interest) accrued on any Loan;

(ii)	any issuance fee with respect to a Letter of Credit; or

(iii)	any other amount not specifically referred to in paragraph (a) above or in this paragraph (b) payable by the Borrower hereunder;

in each case when due and payable, and such default is not remedied within 3 Banking Days;

(c)	Breach of Certain Covenants: if the Borrower fails to observe or perform any covenant in Sections 9.1(v), 9.1(aa), or 9.2;

(d)	Breach of Certain Covenant (3 Banking Day Cure Period): if the Borrower fails to observe or perform its covenant in Section 9.1(h) when such covenant was required to be observed or performed, and such default is not remedied within a period of 3 Banking Days of the failure by the Borrower to observe or perform the same;

(e)	Breach of Security Covenants: if the Borrower or a Subsidiary fails to observe or perform any covenant, condition or agreement in Article 10; and provided that with regards to a default caused by the failure of the Borrower or any Subsidiary to comply with any covenant, condition or agreement set forth in Sections 10.3 through 10.8, inclusive, due to any administrative error on the part of the Borrower or a Subsidiary which does not impair the Lenders’ rights in a material way, such default shall continue unremedied for a period of 15 days;

(f)	Breach of Other Covenants: if the Borrower or a Subsidiary fails to observe or perform any covenant or obligation herein or in any other Document required on its part to be observed or performed (other than a covenant or condition whose breach or default in performance is specifically dealt with elsewhere in this Section) and the Borrower or such Subsidiary shall fail to remedy such default within a period of 30 days after the earlier of (i) notice thereof from the Agent to the Borrower or (ii) knowledge thereof of the Borrower;

(g)	Incorrect Representations: if any representation or warranty made or deemed to be made by the Borrower or any Subsidiary herein or in any other Document shall prove to have been incorrect or misleading in any respect on and as of the date made and, if curable, the facts or circumstances which make such representation or warranty incorrect or misleading are not remedied and the representation or warranty in question remains incorrect or misleading more than 30 days after the earlier of (i) notice thereof from the Agent to the Borrower or (ii) knowledge thereof of the Borrower;

(h)	Involuntary Insolvency: if a decree or order of a court of competent jurisdiction is entered adjudging the Borrower or a Material Subsidiary a bankrupt or insolvent under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), the Winding-up and Restructuring Act (Canada) or any other bankruptcy, insolvency, corporate or analogous laws or ordering the winding up or liquidation of its property or affairs;

(i)	Idem: if any case, proceeding, application or other action shall be instituted in any court of competent jurisdiction against the Borrower or any Material Subsidiary, seeking in respect of it an adjudication in bankruptcy, reorganization, dissolution, winding up, liquidation, a composition, proposal (or notice of intention to file a proposal) or arrangement (including an arrangement or proceeding under the Canada Business Corporations Act or the Business Corporations Act (Alberta) or any other analogous provincial or federal statute, as applicable) with creditors, a readjustment or compromise of debts, the appointment of trustee in bankruptcy, receiver, receiver and manager, interim receiver, custodian, sequestrator, monitor, liquidator or other person with similar powers with respect to the Borrower or any Material Subsidiary or of all or any substantial part of its property, or any other like relief in respect of the Borrower or any Material Subsidiary under any bankruptcy, insolvency or corporate law and:

(i)	such case, proceeding, application or other action results in an entry of an order for such relief or any such adjudication or appointment, or

(ii)	if such case, proceeding, application or other action is being contested by the Borrower or such Material Subsidiary (as the case may be) in good faith, the same shall continue undismissed, or unstayed and in effect, for any period of 30 consecutive days;

(j)	Voluntary Insolvency: if the Borrower or any Material Subsidiary makes any assignment in bankruptcy or makes any other assignment for the benefit of creditors, makes any proposal (or files a notice of intention to make a proposal) under the Bankruptcy and Insolvency Act (Canada) or any comparable law, seeks relief under the Companies’ Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada) or any other bankruptcy, insolvency, corporate or analogous law, files a petition or proposal to take advantage of any act of insolvency by it, consents to or acquiesces in the appointment of a trustee in bankruptcy, receiver, receiver and manager, interim receiver, custodian, sequestrator, monitor, liquidator or other person with similar powers over itself or over all or any substantial portion of its assets, or files a petition, application or otherwise commences any proceeding seeking any reorganization, arrangement, composition, administration, compromise, restructuring, arrangement or readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization, corporate or other similar law affecting creditors’ rights (including an arrangement or proceeding under the Canada Business Corporations Act or the Business Corporations Act (Alberta) or any other analogous provincial or federal statute, as applicable) or consents to, or acquiesces in, the filing of such assignment, proposal, relief, petition, proposal, application appointment or proceeding;

(k)	Dissolution: except as permitted by Sections 9.2(c) or 9.2(j), if proceedings are commenced for the dissolution, liquidation or winding up of the Borrower or any Material Subsidiary unless such proceedings are being actively and diligently contested in good faith to the satisfaction of the Majority of the Lenders, acting reasonably;

(l)	Security Realization: if creditors of the Borrower or any Material Subsidiaries having a Security Interest against or in respect of the property and assets thereof, or any part thereof, realize upon or enforce any such security against such property and assets or any part thereof having an aggregate fair market value in excess of the Threshold Amount and such realization or enforcement shall continue in effect and not be released, discharged or stayed within the lesser of 30 days and the period of time prescribed under Applicable Laws for the completion of the sale of or realization against the assets subject to such seizure or attachment;

(m)	Seizure: if property and assets of the Borrower and its Material Subsidiaries or any part thereof having an aggregate fair market value in excess of the Threshold Amount are seized or otherwise attached by anyone pursuant to any legal process or other means, including distress, execution or any other step or proceeding with similar effect and such attachment, step or other proceeding shall continue in effect and not be released, discharged or stayed within the lesser of 30 days and the period of time prescribed under Applicable Laws for the completion of the sale of or realization against the assets subject to such seizure or attachment;

(n)	Judgment (Payment of Money): if one or more final judgments, decrees or orders for the payment of money shall be rendered against the Borrower or any of the Material Subsidiaries (or any combination thereof) in an aggregate amount (to the extent not covered by insurance) in excess of the Threshold Amount and the Borrower or relevant Material Subsidiary has not (i) provided for its discharge in accordance with its terms within 30 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 30 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment has not been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal; provided that if enforcement and/or realization proceedings are lawfully commenced in respect thereof in the interim, such grace period will cease to apply;

(o)	Judgment (Not for Payment of Money): if one or more final judgments, decrees or orders not involving payment of money and not otherwise specified in Section 11.1(n) has been rendered against the Borrower or any of the Material Subsidiaries (or any combination thereof), the result of which has had a Material Adverse Effect, so long as the Borrower or relevant Material Subsidiary, as applicable, has not (i) provided for its discharge in accordance with its terms within 30 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 30 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment has not been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal; provided that if enforcement and/or realization proceedings are lawfully commenced in respect thereof in the interim, such grace period will cease to apply;

(p)	Payment Cross Default: if the Borrower or any of its Material Subsidiaries (or any combination thereof) defaults in the payment when due (whether at maturity, upon acceleration, or otherwise) of Debt or Financial Instrument Obligations thereof in aggregate in excess of the Threshold Amount (or the Equivalent Amount thereof in United States Dollars or the equivalent thereof in any other currency);

(q)	Event Cross Default: if a default, event of default or other similar condition or event (however described) in respect of the Borrower or any of its Material Subsidiaries (or any combination thereof, without duplication) occurs or exists under any indentures, credit agreements, agreements or other instruments evidencing or relating to Debt or Financial Instrument Obligations thereof (individually or collectively) in an aggregate amount in excess of the Threshold Amount (or the Equivalent Amount thereof in United States Dollars or the equivalent thereof in any other currency) and such default, event or condition has resulted in such Debt or Financial Instrument Obligations becoming, or becoming capable at such time of being declared, due and payable thereunder before it would otherwise have been due and payable;

(r)	Cease to Carry on Business: if, subject to Section 9.2(c) and Section 9.2(j), the Borrower or any Material Subsidiary ceases to carry on business;

(s)	Change of Control: if there is a Change of Control;

(t)	Lender Financial Instruments: if a Financial Instrument Demand for Payment has been delivered to the Borrower or a Subsidiary and the Borrower or such Subsidiary fails to make payment thereunder within the lesser of (i) 3 Banking Days and (ii) the time otherwise required for payment thereunder;

(u)	Qualified Auditor Report: if the auditors’ opinion required to be delivered with the annual audited financial statements that are required to be delivered by the Borrower pursuant to Section 9.1(e)(iii) contains a qualification which, or which evidences or relates to an event, matter or circumstance which, would reasonably be expected to have a Material Adverse Effect and (i) such qualification, event, matter or circumstance is not rectified or otherwise dealt with to the satisfaction of the Majority of the Lenders, acting reasonably, within a period of 30 days after written notice thereof by the Agent to the Borrower; or (ii) within such 30 day period, the Borrower has not delivered a plan to the Agent as to how it plans to rectify or otherwise deal with such qualification, event matter or circumstance (such plan to include the time frame within which the Borrower proposes to rectify or otherwise deal with such qualification, event, matter or circumstance) and such plan is not satisfactory to the Majority of the Lenders, acting reasonably, and following delivery and acceptance of such plan, the Borrower fails to diligently pursue the same and rectify or otherwise deal with such qualification, event, matter or circumstance in accordance with the plan and within the proposed time frame;

(v)	Loss and Priority of Security: except for Permitted Encumbrances, if any of the Security shall cease to be a valid first priority Security Interest against the property, assets and undertaking of the Borrower or any Material Subsidiary as against third parties (and the same is not forthwith effectively rectified or replaced by the Borrower or such Material Subsidiary, as applicable);

(w)	Borrowing Base Shortfall: for certainty, if a Borrowing Base Shortfall exists and is not remedied in accordance with Section 2.22(5);

(x)	Invalidity: if any of this Agreement, any Security or any other Document or any material provision of any of the foregoing shall at any time for any reason cease to be in full force and effect, be declared to be void or voidable (and the same is not forthwith effectively rectified or replaced by the Borrower) or shall be repudiated, or the validity or enforceability thereof shall at any time be contested by the Borrower or any Subsidiary, or the Borrower or any Subsidiary shall deny that it has any or any further liability or obligation thereunder, or at any time it shall be unlawful or impossible for them to perform any of their respective Secured Obligations;

(y)	Failure to Comply with ARO Order or Exceedance Curtailment Order: if the Borrower or any Subsidiary thereof fails to comply with one or more ARO Orders or Exceedance Curtailment Orders within the time required for such compliance and any applicable appeal periods have expired and, the aggregate cost (or estimated cost, as applicable) of compliance with such ARO Orders that are the subject of such non-compliance, plus the aggregate Exceedance Costs with respect to all such Exceedance Curtailment Orders that are the subject of such non-compliance, exceeds 10% of the then applicable Borrowing Base;

(z)	Receipt of ARO Order or Exceedance Curtailment Order: if the Borrower fails to deliver to the Agent and the Lenders, within 10 Banking Days of the receipt thereof, a copy of any ARO Order or Exceedance Curtailment Order, and the aggregate cost (or estimated cost, as applicable) of compliance and/or Exceedance Costs with respect to such ARO Order or Exceedance Curtailment Order and all other outstanding ARO Orders and Exceedance Curtailment Orders, exceeds 10% of the then applicable Borrowing Base; and

(aa)	Material Adverse Effect: if, in the opinion of the Majority of the Lenders, acting reasonably, a Material Adverse Effect occurs and is continuing.

11.2	Acceleration

If any Event of Default shall occur and for so long as it is continuing:

(a)	the entire principal amount of all Loans then outstanding from the Borrower and all accrued and unpaid interest thereon;

(b)	an amount equal to the maximum amount then available to be drawn under all unexpired Letters of Credit; and

(c)	all other Obligations outstanding hereunder,

shall, at the option of the Agent in accordance with Section 14.11 or upon the request of the Majority of the Lenders, become immediately due and payable upon written notice to that effect from the Agent to the Borrower, all without any other notice and without presentment, protest, demand, notice of dishonour or any other demand whatsoever (all of which are hereby expressly waived by the Borrower); provided, however, that if any Event of Default shall occur and be continuing pursuant to Section 11.1(h), 11.1(i) or 11.1(j) (each, an “Insolvency Event”), the foregoing shall automatically become due and payable, in each case without any other notice and without presentment, protest, demand, notice of dishonour or any other demand whatsoever (all of which are hereby expressly waived by the Borrower). In such event and if the Borrower does not immediately pay all such amounts upon receipt of such notice, either the Lenders (in accordance with the proviso in Section 14.11(i)) or the Agent on their behalf may, in their discretion, exercise any right or recourse and/or proceed by any action, suit, remedy or proceeding against the Borrower or any Material Subsidiary authorized or permitted by law for the recovery of all the indebtedness and liabilities of the Borrower to the Lenders and proceed to exercise any and all rights hereunder and under the other Documents and no such remedy for the enforcement of the rights of the Lenders shall be exclusive of or dependent on any other remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

11.3	Conversion on Default

Upon the occurrence of an Event of Default, the Agent on behalf of the Lenders may convert a SOFR Loan owing by the Borrower to a U.S. Base Rate Loan or a CORRA Loan owing by the Borrower to a Canadian Prime Rate Loan. Interest shall accrue on each such U.S. Base Rate Loan at the rate specified in Section 5.2 with interest on all overdue interest at the same rate, such interest to be calculated daily and payable on demand.

11.4	Remedies Cumulative and Waivers

For greater certainty, it is expressly understood and agreed that the rights and remedies of the Lenders and the Agent hereunder or under any other Document are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lenders or by the Agent of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or other Document shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which any one or more of the Lenders and the Agent may be lawfully entitled for such default or breach. Any waiver by, as applicable, the Majority of the Lenders, all of the Lenders or the Agent of the strict observance, performance or compliance with any term, covenant, condition or other matter contained herein and any indulgence granted, either expressly or by course of conduct, by, as applicable, the Majority of the Lenders, all of the Lenders or the Agent shall be effective only in the specific instance and for the purpose for which it was given and shall be deemed not to be a waiver of any rights and remedies of the Lenders or the Agent under this Agreement or any other Document as a result of any other default or breach hereunder or thereunder.

11.5	Termination of Lenders’ Obligations

During the continuance of a Default or Event of Default, the Lenders shall be relieved of all obligations to provide any further Drawdowns, Rollovers or Conversions to the Borrower hereunder; provided that the foregoing shall not prevent the Lenders or the Agent from disbursing money or effecting any Conversion which, by the terms hereof, they are entitled to effect, or any Conversion or Rollover requested by the Borrower and acceptable to the relevant Lenders and/or the Agent.

11.6	Acceleration of All Lender Obligations

(1) If a Lender has delivered a Financial Instrument Demand for Payment to the Borrower or a Subsidiary, then it shall promptly notify the Agent and other Lenders thereof.

(2) If an Acceleration Notice has been delivered to the Borrower, then, to the extent that it is not already the case, all Secured Obligations shall be immediately due and payable and each Lender, each Hedging Affiliate, each Cash Manager and the Agent shall (and shall be entitled to) promptly, and in any event within 3 Banking Days of receipt of notice of the foregoing, deliver such other Demands for Payment and notices as may be necessary to ensure that all Secured Obligations are thereafter due and payable under this Agreement, the Cash Management Documents and the applicable Lender Financial Instruments, as applicable.

(3) Each agreement, indenture, instrument or other document evidencing or relating to Cash Management Obligations or Lender Financial Instrument Obligations shall, notwithstanding any provision thereof to the contrary, be deemed to be hereby amended to allow and permit the Lender or Hedging Affiliate, as the case may be, which is a party thereto to comply with or enforce the provisions of this Section 11.6.

11.7	Application and Sharing of Payments Following Acceleration

Except as otherwise agreed to by all of the Lenders in their sole discretion, all monies and property received by the Lenders for application in respect of the Secured Obligations subsequent to the Adjustment Time and all monies received as a result of a realization upon the Security (collectively, the “Realization Proceeds”) shall be applied and distributed to the Lenders and the Agent in the order and manner set forth below:

(a)	firstly, distributed proportionately to the Lenders and the Agent in accordance with amounts owing to each Lender and the Agent on account of the costs and expenses of enforcement and realization upon the Security; and

(b)	secondly, distributed Rateably to the Lenders and Hedging Affiliates on account of the Secured Obligations,

and the balance of the Realization Proceeds (if any) shall be paid to the Borrower or otherwise as may be required by Applicable Laws.

11.8	Calculations as at the Adjustment Time

For the purposes of this Agreement, if a Financial Instrument Demand for Payment has been delivered, then any amount which is payable by the Borrower or a Subsidiary under such Lender Financial Instrument in settlement of obligations arising thereunder as a result of the early termination of the Lender Financial Instrument shall be deemed to have become payable at the time of delivery of such Financial Instrument Demand for Payment notwithstanding that the amount payable by the Borrower or such Subsidiary is to be subsequently calculated and notice thereof given to the Borrower or such Subsidiary in accordance with such Lender Financial Instrument.

11.9	Sharing Repayments

Each Lender agrees that, subsequent to the Adjustment Time, it will at any time and from time to time upon the request of the Agent purchase undivided participations in the Secured Obligations and make any other adjustments which may be necessary or appropriate, in order that Secured Obligations which remain outstanding to each Lender and its Hedging Affiliates are thereafter outstanding, as adjusted pursuant to this Section, in accordance with the provisions of Section 11.7. The Borrower agrees to do, or cause to be done (whether by it or its Subsidiaries), all things reasonably necessary or appropriate to give effect to any and all purchases and other adjustments by and between the Lenders pursuant to this Section.

11.10	Adjustments Among Lenders

(1) Notwithstanding anything herein or in any other Document to the contrary, if all Obligations become due and payable pursuant to Section 11.2 (an “Acceleration”) or if an Insolvency Event shall occur and be continuing:

(a)	each Lender agrees that it shall, at any time or from time to time thereafter at the request of the Agent as required by any Lender, (i) purchase at par on a non-recourse basis a participation in the Loans (including Letters of Credit) owing to each other Lender under the Credit Facilities and (ii) effect such other transactions and make such other adjustments as are necessary or appropriate, in order that the aggregate Outstanding Principal owing to each of the Lenders under the Credit Facilities, as adjusted pursuant to this Section 11.10, shall be in the same proportion as each Lender’s Aggregate Individual Commitment was to the Total Commitment immediately prior to the Acceleration or Insolvency Event, as the case may be; and

(b)	any payment made by or on behalf of the Borrower or Guarantors under or pursuant to the Documents, any proceeds from the exercise of any rights and remedies of the Agent and the Lenders under the Documents and any distribution or payment received by the Agent or the Lenders with respect to the Borrower and the Guarantors in the event of any bankruptcy, insolvency, winding-up, liquidation, arrangement, compromise or composition, shall be applied against the Outstanding Principal in a manner so that, to the extent possible, the Outstanding Principal owing to each of the Lenders under the Credit Facilities will be in the same proportion as each Lender’s Aggregate Individual Commitment was to the Total Commitment immediately prior to the Acceleration or Insolvency Event, as the case may be.

(2) Each Lender shall, at any time and from time to time at the request of the Agent as required by any Lender, execute and deliver such agreements, instruments and other documents and take such other steps and actions as may be required to confirm, evidence or give effect to the foregoing.

(3) For certainty, (a) the Lenders shall be obligated to purchase participations and to effect the transactions and adjustments contemplated by this Section 11.10 and (b) the other provisions hereof shall operate and apply, in each case, irrespective of whether any condition in Article 3 is met.

Article 12 – CHANGE OF CIRCUMSTANCES

12.1	Benchmark Replacement Settings

(1) Benchmark Replacement.

(a)	Notwithstanding anything to the contrary herein or in any other Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to any setting of any then-current Benchmark, then (i) if a Benchmark Replacement is determined in accordance with subparagraph (a)(i) or (b)(i) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any other Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Document and (ii) if a Benchmark Replacement is determined in accordance with subparagraph (a)(ii), (b)(ii) or (c) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any other Document in respect of any Benchmark setting at or after 5:00 p.m. (Toronto time) on the fifth (5th) Banking Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Document so long as the Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority of the Lenders.

(b)	If the Benchmark Replacement is based upon Daily Simple SOFR, all interest payments on Benchmark Loans which bear interest with reference to such rate will be payable on a monthly basis.

(2) Conforming Changes. In connection with the use or administration of any Benchmark, or the use, administration, adoption or implementation of a Benchmark Replacement, the Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Document.

(3) Notices; Standards for Decisions and Determinations. The Agent will promptly notify the Borrower and the Lenders of (a) the implementation of any Benchmark Replacement or (b) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Agent will notify the Borrower of (i) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 12.1(4) and (ii) the commencement of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 12.1, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Document, except, in each case, as expressly required pursuant to this Section 12.1.

(4) Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Document, at any time (including in connection with the implementation of any Benchmark Replacement), (a) if any then-current Benchmark is based upon a term rate (including the Term SOFR Reference Rate or the Term CORRA Reference Rate) and either (i) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent in its discretion, acting reasonably, or (ii) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings applicable to such Credit Facility at or after such time to remove such unavailable or non-representative tenor and (b) if a tenor that was removed pursuant to clause (a) above either (i) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (ii) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings applicable to such Credit Facility at or after such time to reinstate such previously removed tenor.

(5) Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, (a) the Borrower may revoke any pending request for a Drawdown of, Conversion to or Rollover of any Benchmark Loan to be made, converted or rolled over during any applicable Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Drawdown of or Conversion to the applicable Benchmark Fallback Loans and (b) any outstanding affected Benchmark Loans will be deemed to have been converted to the applicable Benchmark Fallback Loans, at the end of the applicable Interest Period. During any Benchmark Unavailability Period for any then-current Benchmark or at any time that a tenor for any then-current Benchmark is not an Available Tenor, the component of the U.S. Base Rate or the Canadian Prime Rate, as applicable, based upon such Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of the U.S. Base Rate or the Canadian Prime Rate, as applicable.

12.2	Change in Law

(1) Subject to Sections 12.2(2) and 12.2(3), if the adoption of any applicable law, regulation, treaty or official directive (whether or not having the force of law) or any change therein or in the interpretation or application thereof by any court or by any Governmental Authority or any other entity charged with the interpretation or administration thereof or compliance by a Lender or its Lender Parent with any request or direction (whether or not having the force of law) of any such court, Governmental Authority or other entity in each case after September 20, 2023:

(a)	subjects such Lender or its Lender Parent to, or causes the withdrawal or termination of a previously granted exemption with respect to, any Taxes (other than Excluded Taxes), or changes the basis of taxation of payments due to such Lender, or increases any existing Taxes (other than Excluded Taxes) on payments of principal, interest or other amounts payable by the Borrower to such Lender under this Agreement;

(b)	imposes, modifies or deems applicable any reserve, liquidity, special deposit, insurance charges, regulatory or similar requirement against assets or liabilities held by, or deposits in or for the account of, or loans by such Lender or its Lender Parent, or any acquisition of funds for loans or commitments to fund loans or obligations in respect of undrawn, committed lines of credit accepted by such Lender;

(c)	imposes on such Lender or its Lender Parent or requires there to be maintained by such Lender or its Lender Parent any capital adequacy or liquidity or additional capital or liquidity requirements (including a requirement which affects such Lender’s or its Lender Parent’s allocation of capital resources to its obligations) in respect of any Loan or obligation of such Lender hereunder, or any other condition with respect to this Agreement; or

(d)	directly or indirectly affects the cost or imposes any expense to such Lender or its Lender Parent of making available, funding or maintaining any Loan (other than changes in Taxes imposed on or measured by such Lender’s or its Lender Parent’s overall net income or overall capital) or otherwise imposes on such Lender or its Lender Parent any other condition or requirement affecting this Agreement or any Loan or any obligation of such Lender hereunder;

and the result of (a), (b), (c) or (d) above, in the sole determination of such Lender acting in good faith, is:

(e)	to increase the cost to such Lender or its Lender Parent of performing its obligations hereunder with respect to any Loan;

(f)	to reduce any amount received or receivable by such Lender or its Lender Parent hereunder or its effective return hereunder or on its capital in respect of any Loan or a Credit Facility;

(g)	to reduce the standby fees payable to such Lender pursuant to Section 5.7; or

(h)	to cause such Lender or its Lender Parent to make any payment with respect to or to forego any return on or calculated by reference to, any amount received or receivable by such Lender hereunder with respect to any Loan or a Credit Facility;

such Lender shall determine that amount of money which shall compensate the Lender or its Lender Parent for such increase in cost, payments to be made or reduction in income or return or interest foregone (herein referred to as “Additional Compensation”). Upon a Lender having determined that it is entitled to Additional Compensation in accordance with the provisions of this Section, such Lender shall promptly so notify the Borrower and the Agent. The relevant Lender shall provide the Borrower and the Agent with a photocopy of the relevant law, rule, guideline, regulation, treaty or official directive (or, if it is impracticable to provide a photocopy, a written summary of the same) and a certificate of a duly authorized officer of such Lender setting forth the Additional Compensation and the basis of calculation therefor, which shall be conclusive evidence of such Additional Compensation in the absence of manifest error. The Borrower shall pay to such Lender within 10 Banking Days of the giving of such notice such Lender’s Additional Compensation. Each of the Lenders shall be entitled to be paid such Additional Compensation from time to time to the extent that the provisions of this Section are then applicable notwithstanding that any Lender has previously been paid any Additional Compensation.

(2) Notwithstanding anything herein to the contrary, (a) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or by United States, Canadian or foreign regulatory authorities, in each case pursuant to Basel III and (b) the Dodd-Frank Wall Street Reform and Consumer Protection Act (United States) and all regulations, requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof ((i) and (ii), collectively, the “New Rules”) shall, in each case, be deemed to be a change in applicable law for purposes of this Section 12.2 regardless of the date enacted, adopted, issued or implemented, in each case (i) to the extent such New Rules are materially different from the Applicable Laws in effect on September 20, 2023 and (ii) to the extent that such New Rules have general application to substantially all banks or their Affiliates which are subject to the New Rules in question.

(3) Each Lender agrees that it will not claim Additional Compensation from the Borrower under Section 12.2(1) if it is not generally claiming similar compensation from its other customers in similar circumstances or in respect of any period greater than 3 months prior to the delivery of notice in respect thereof by such Lender, unless, in the latter case, the adoption, change or other event or circumstance giving rise to the claim for Additional Compensation is retroactive or is retroactive in effect.

12.3	Prepayment of Portion

In addition to the other rights and options of the Borrower hereunder and notwithstanding any contrary provisions hereof, if a Lender gives the notice provided for in Section 12.2 with respect to any Loan (an “Affected Loan”), the Borrower may, upon 2 Banking Days’ notice to that effect given to such Lender and the Agent (which notice shall be irrevocable), either effect a Conversion in accordance with the provisions hereof (if such Conversion would reduce the applicable Additional Compensation) or prepay in full without penalty such Lender’s Rateable Portion of the Affected Loan outstanding together with accrued and unpaid interest on the principal amount so prepaid up to the date of such prepayment, such Additional Compensation as may be applicable to the date of such payment and all costs, losses and expenses incurred by such Lender by reason of the liquidation or re-deployment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such Affected Loan or any part thereof on other than the last day of the applicable Interest Period, and upon such payment being made that Lender’s obligations to make such Affected Loans to the Borrower under this Agreement shall terminate.

12.4	Illegality

(a)	If a Lender determines, in good faith, that the adoption of any applicable law, regulation, treaty or official directive (whether or not having the force of law) or any change therein or in the interpretation or application thereof by any court or by any Governmental Authority or any other entity charged with the interpretation or administration thereof or compliance by a Lender or its Lender Parent with any request or direction (whether or not having the force of law) of any such authority or entity, now or hereafter makes it unlawful or impossible for any Lender to, or for its Lender Parent to permit such Lender to, make, fund or maintain a Loan under any Credit Facility or to give effect to its obligations in respect of such a Loan, such Lender may, by written notice thereof to the Borrower and to the Agent declare its obligations under this Agreement in respect of such Loan to be terminated whereupon the same shall forthwith terminate, and the Borrower shall, within the time required by such law (or at the end of such longer period as such Lender at its discretion has agreed), either effect a Conversion of such Loan in accordance with the provisions hereof (if such Conversion would resolve the unlawfulness or impossibility) or prepay the principal of such Loan together with accrued interest, such Additional Compensation as may be applicable with respect to such Loan to the date of such payment and all costs, losses and expenses incurred by the Lenders by reason of the liquidation or re-deployment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such Loan or any part thereof on other than the last day of the applicable Interest Period. If any such change shall only affect a portion of such Lender’s obligations under this Agreement which is, in the opinion of such Lender and the Agent, severable from the remainder of this Agreement so that the remainder of this Agreement may be continued in full force and effect without otherwise affecting any of the obligations of the Agent, the other Lenders or the Borrower hereunder, such Lender shall only declare its obligations under that portion so terminated. Notwithstanding the foregoing, if a notice delivered by a Lender pursuant to this Section 12.4 asserts the illegality of such Lender making or maintaining U.S. Base Rate Loans, the interest rate on which is determined by reference to the Adjusted Term SOFR component of the U.S. Base Rate, the interest rate on which U.S. Base Rate Loans of such Lender are determined shall, if necessary to avoid such illegality, be determined by the Agent without reference to the Adjusted Term SOFR component of the U.S. Base Rate until such affected Lender notifies the Borrower and the Agent that the circumstances giving rise to such determination no longer exist.

(b)	If any Lender determines that any applicable law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable lending office to make, maintain or fund Loans the interest in respect of which is determined by reference to any Benchmark or to determine or charge interest based upon any Benchmark then, upon notice thereof by such Lender to the Borrower (through the Agent) (an “Interest Rate Illegality Notice”), (a) any obligation of such Lender to (i) if such notice is with respect to a Benchmark Loan denominated in United States Dollars, make or Rollover such Benchmark Loan or to make a Conversion of U.S. Base Rate Loans to such Benchmark Loan, and/or (ii) if such notice is with respect to a Benchmark Loan denominated in Canadian Dollars, make or Rollover such Benchmark Loan or to make a Conversion of Canadian Prime Rate Loans to such Benchmark Loan, shall be suspended, as the case may be, and (b) if such notice asserts the illegality of such Lender making or maintaining U.S. Base Rate Loans or Canadian Prime Rate Loans, the interest rate on which is determined by reference to the component of the U.S. Base Rate which is based on such Benchmark (which as of the date hereof is Adjusted Term SOFR) or the component of the Canadian Prime Rate which is based on such Benchmark (which as of the date hereof is Adjusted Term CORRA), as applicable, the interest rate on which U.S. Base Rate Loans or Canadian Prime Rate Loans, as applicable, of such Lender shall, if necessary to avoid such illegality, be determined by the Agent without reference to such component of the U.S. Base Rate which is based on such Benchmark or such component of the Canadian Prime Rate which is based on such Benchmark, in each case, until each affected Lender notifies, in the case of an Interest Rate Illegality Notice that affects Loans of such Lender, the Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of an Interest Rate Illegality Notice, the Borrower shall, upon demand from such Lender (with a copy to the Agent), prepay or, if applicable, make a Conversion of (i) all Benchmark Loans denominated in United States Dollars (which as of the date hereof would be SOFR Loans) of such Lender to U.S. Base Rate Loans, and (ii) all Benchmark Loans denominated in Canadian Dollars (which as of the date would be CORRA Loans) of such Lender to Canadian Prime Rate Loans, as applicable (the interest rate on which U.S. Base Rate Loans shall, if necessary to avoid such illegality, be determined by the Agent or the Operating Lender, as the case may be, without reference to the component of the U.S. Base Rate which is based on such Benchmark (which as of the date hereof is the Adjusted Term SOFR component thereof) or the component of the Canadian Prime Rate which is based on such Benchmark (which as of the date hereof is the Adjusted Term CORRA component thereof), as applicable), either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such applicable Benchmark Loan to such day, or immediately, if such Lender may not lawfully continue to maintain such Benchmark Loan to such day. Upon any such prepayment or Conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted, together with any additional amounts required pursuant to Sections 12.2, 12.3, or 12.5, as applicable. Notwithstanding the foregoing, if a notice delivered by a Lender pursuant to this Section 12.4 asserts the illegality of such Lender making or maintaining U.S. Base Rate Loans, the interest rate on which is determined by reference to the Adjusted Term SOFR component of the U.S. Base Rate, the interest rate on which U.S. Base Rate Loans of such Lender are determined shall, if necessary to avoid such illegality, be determined by the Agent without reference to the Adjusted Term SOFR component of the U.S. Base Rate until such affected Lender notifies the Borrower and the Agent that the circumstances giving rise to such determination no longer exist.

12.5	Temporary Market Disruption

Subject to Section 12.1, if, on or prior to the first day of any Interest Period for any Benchmark Loan:

(a)	the Agent determines (which determination shall be conclusive and binding absent manifest error) that any Benchmark cannot be determined pursuant to the definition thereof; or

(b)	the Lenders holding Commitments which constitute at least 25% of the Total Commitment determine that for any reason in connection with any request for any Benchmark Loan, or a Conversion thereto or a Rollover thereof that the applicable Benchmark with respect to a proposed Benchmark Loan (or for any requested Interest Period thereof) does not adequately and fairly reflect the cost to such Lenders of making and maintaining such Benchmark Loan, and such Lenders have provided notice of such determination to the Agent, then, in each case, the Agent will promptly so notify the Borrower and each Lender. Upon notice thereof by the Agent to the Borrower, any obligation of the Lenders under each of the Credit Facilities to make such Benchmark Loans, and any right of the Borrower to Rollover such Benchmark Loans, or to convert any other Loans into such Benchmark Loans, shall be suspended (to the extent of the affected Benchmark Loans or affected Interest Periods) until the Agent (with respect to subparagraph (b), at the instruction of Lenders to the Agent holding 25% of the Total Commitment) revokes such notice.

Upon receipt of such notice:

(i)	in respect of any affected SOFR Loans, (A) the Borrower may revoke any pending request for a Drawdown of, Conversion to or Rollover of such SOFR Loans (to the extent of the affected SOFR Loans or affected Interest Periods) or, failing such revocation, the Borrower will be deemed to have converted any such request into a request for a Drawdown of or Conversion to U.S. Base Rate Loans in the amount specified therein and (B) any such outstanding affected SOFR Loans will be deemed to have been converted into U.S. Base Rate Loans at the end of the applicable Interest Period; and

(ii)	in respect of any affected CORRA Loans, (A)(I) the Borrower may revoke any pending request for a Drawdown of, Conversion to or Rollover of such CORRA Loans (to the extent of such affected CORRA Loans or affected Interest Periods), (II) in respect of Term CORRA Loans, the Borrower may elect to convert any such request into a request for a Drawdown of, or Conversion to, Daily Compounded CORRA Loans, or, failing such revocation or election, (III) the Borrower will be deemed to have converted any such request into a request for a Drawdown of or Conversion to Canadian Prime Rate Loans, in the amount specified therein, and (B)(I) in respect of Term CORRA Loans, the Borrower may elect to convert any outstanding affected Term CORRA Loans at the end of the applicable Interest Period, into Daily Compounded CORRA Loans, and (II) otherwise, or failing such election, any outstanding CORRA Loans will be deemed to have been converted, at the end of the applicable Interest Period into Canadian Prime Rate Loans, in each case, upon any such Conversion, the Borrower shall also pay accrued interest on the amount so converted, together with any additional amounts required pursuant to Section 2.16. Subject to Section 12.1, if the Agent determines (which determination shall be conclusive and binding absent manifest error) that any Benchmark cannot be determined pursuant to the definition thereof on any given day, the interest rate on U.S. Base Rate Loans or Canadian Prime Rate Loans, as applicable, shall be determined by the Agent without reference to subparagraph (c) of the definition of “U.S. Base Rate” or subparagraph (b) of the definition of “Canadian Prime Rate” until the Agent revokes such determination.

12.6	Disruption Events

If an Affected Party determines (in its discretion, acting reasonably) that a Disruption Event has occurred and is continuing:

(a)	(i) the Affected Party shall promptly notify the Borrower and the Agent of (A) the occurrence of such Disruption Event (including reasonable particulars thereof) and (B) the cessation of such Disruption Event (including reasonable particulars thereof) and (ii) the Agent shall promptly provide the Lenders with a copy of each such notice;

(b)	if requested to do so by the Affected Party, then the Agent and the Borrower (and, where applicable, any Lender which is the Affected Party) will promptly consult with each other with a view to agreeing upon such temporary changes to the operation or administration of the Credit Facilities and this Agreement during the continuance of such Disruption Event as the Agent and the Borrower (and, where applicable, any Lender which is the Affected Party) may reasonably deem necessary in the circumstances (and which may include, without limitation, a temporary deferral of a payment date); provided that (i) the Agent shall not be obliged to consult with the Borrower (and, where applicable, any Lender which is the Affected Party) with respect to any such changes if, in the Agent’s reasonable opinion, it is not practicable to do so in the circumstances, (ii) the Agent may consult with any Lenders which are not Affected Parties with respect to any such changes but shall not be obliged to do so, and (iii) the Agent and the Borrower (and, where applicable, any Lender which is the Affected Party) shall have no obligation to agree to such changes;

(c)	the Agent shall promptly notify the Lenders of any such changes which may be agreed upon by the Agent and the Borrower (and, where applicable, any Lender which is the Affected Party) pursuant to paragraph (b) above and such changes shall be immediately binding upon the Agent, the Borrower and all of the Lenders as an amendment to, or waiver of, the terms of the Documents notwithstanding the provisions of Section 15.10 or any other provision in this Agreement to the contrary; provided that (i) any such amendment or waiver shall cease to be in effect upon the earlier of (A) the cessation of such Disruption Event as notified by the Affected Party pursuant to clause (a)(i)(B) above and (B) the receipt by the Agent not later than five Banking Days after the Agent has provided notice of such changes to the Lenders pursuant to this clause (c), of the objection of the Majority of the Lenders in writing to such amendment or waiver and (ii) no such amendment or waiver can defer the payment date of any amount due from a Loan Party hereunder to a payment date which is after the earlier to occur of (A) the cessation of such Disruption Event and (B) five Banking Days after the original due date, unless such longer deferral has been consented to by each Lender which is owed any portion of such payment (in which case such longer deferral will apply); and

(d)	the Agent shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever (including, without limitation for negligence or any other category of liability whatsoever but excluding any claim based on the fraud or gross negligence of the Agent as finally determined by a court of competent jurisdiction) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Section 12.6.

Article 13 – COSTS, EXPENSES AND INDEMNIFICATION

13.1	Costs and Expenses

The Borrower shall pay, within 30 days after notice from the Agent all reasonable out-of-pocket costs and expenses of the Lenders, the Agent and the Co-Lead Arrangers, including travel expenses of the Agent and the Co-Lead Arrangers, in connection with the Documents and the establishment and initial syndication of the Credit Facilities, including in connection with negotiation, preparation, printing, execution, delivery and administration of this Agreement and the other Documents whether or not any Drawdown has been made hereunder, and also including: (a) the reasonable fees and out-of-pocket costs and expenses of Lenders’ Counsel (on a solicitor-client full indemnity basis) with respect thereto and with respect to advising the Agent and the Lenders as to their rights and responsibilities under this Agreement and the other Documents and (b) any third party service providers in respect of the Platform. Except for ordinary expenses of the Lenders, the Operating Lender and the Agent relating to the day to day administration of this Agreement, the Borrower further agrees to pay within 30 days of demand by the Agent all reasonable out-of-pocket costs and expenses in connection with the preparation or review of waivers, consents and amendments pertaining to this Agreement, and in connection with the establishment of the validity and enforceability of this Agreement and the preservation or enforcement of rights of the Lenders, the Operating Lender and the Agent under this Agreement and other Documents, including all reasonable out-of-pocket costs and expenses sustained by the Lenders, the Operating Lender and the Agent as a result of any failure by the Borrower to perform or observe any of its obligations hereunder or in connection with any action, suit or proceeding relating thereto (whether or not an Indemnified Party is a party or subject thereto), together with interest thereon from and after such 30th day if such payment is not made by such time.

13.2	General Indemnity

In addition to any liability of the Borrower to any Lender or the Agent under any other provision hereof, the Borrower shall indemnify each Indemnified Party and hold each Indemnified Party harmless against any losses, claims, costs, damages or liabilities (including any expense or cost incurred in the liquidation and re-deployment of funds acquired to fund or maintain any portion of a Loan and reasonable out-of-pocket expenses and reasonable legal fees on a solicitor and his own client basis) incurred by the same as a result of or in connection with the Credit Facilities or the Documents, including as a result of or in connection with:

(a)	any cost or expense incurred by reason of the liquidation or re-deployment in whole or in part of deposits or other funds required by any Lender to fund or maintain any Loan as a result of the Borrower’s failure to complete a Drawdown or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder;

(b)	the Borrower’s failure to pay any other amount, including any interest or fee, due hereunder on its due date after the expiration of any applicable grace or notice periods (subject, however, to the interest obligations of the Borrower hereunder for overdue amounts);

(c)	the Borrower’s repayment or prepayment of a Benchmark Loan, as applicable otherwise than on the last day of its Interest Period;

(d)	the Borrower’s failure to give any notice required to be given by it to the Agent or the Lenders hereunder;

(e)	the failure of the Borrower to make any other payment due hereunder;

(f)	any inaccuracy or incompleteness of the Borrower’s representations and warranties contained in Article 8;

(g)	any failure of the Borrower to observe or fulfil its obligations under Article 9;

(h)	any failure of the Borrower to observe or fulfil any other Obligation not specifically referred to above; or

(i)	the occurrence of any Default or Event of Default in respect of the Borrower,

provided that this Section shall not apply to any losses, claims, costs, damages or liabilities that arise by reason of the gross negligence or wilful misconduct of the Indemnified Party claiming indemnity hereunder, as determined in a final, non-appealable judgment by a court of competent jurisdiction. Further, for greater certainty, the provisions of this Section 13.2 shall not govern or apply to the Lender Financial Instruments or the Cash Management Documents or the performance thereof by the Borrower and its Subsidiaries (as applicable), which shall be governed by the respective terms and conditions thereof. The provisions of this Section shall survive repayment of the Obligations.

13.3	Environmental Indemnity

The Borrower shall indemnify and hold harmless the Indemnified Parties forthwith on demand by the Agent from and against any and all claims, suits, actions, debts, damages, costs, losses, liabilities, penalties, obligations, judgments, charges, expenses and disbursements (including all reasonable legal fees and disbursements on a solicitor and his own client basis) of any nature whatsoever, suffered or incurred by the Indemnified Parties or any of them in connection with any Credit Facility, whether as beneficiaries under the Documents, as successors in interest of the Borrower or any of its Subsidiaries, or voluntary transfer in lieu of foreclosure, or otherwise howsoever, with respect to any Environmental Claims relating to the property of the Borrower or any of its Subsidiaries arising under any Environmental Laws as a result of the past, present or future operations of the Borrower or any of its Subsidiaries (or any predecessor in interest to the Borrower or its Subsidiaries) relating to the property of the Borrower or its Subsidiaries, or the past, present or future condition of any part of the property of the Borrower or its Subsidiaries owned, operated or leased by the Borrower or its Subsidiaries (or any such predecessor in interest), including any liabilities arising as a result of any indemnity covering Environmental Claims given to any person by the Lenders or the Agent or a receiver, receiver manager or similar person appointed hereunder or under applicable law (collectively, the “Indemnified Third Party”); but excluding any Environmental Claims or liabilities relating thereto to the extent that such Environmental Claims or liabilities arise by reason of the gross negligence or wilful misconduct of the Indemnified Party or the Indemnified Third Party claiming indemnity hereunder, as determined in a final, non-appealable judgment by a court of competent jurisdiction. The provisions of this Section shall survive the repayment of the Obligations.

13.4	Judgment Currency

(1) If for the purpose of obtaining or enforcing judgment against the Borrower in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section referred to as the “Judgment Currency”) an amount due in Canadian Dollars or United States Dollars under this Agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:

(a)	the date of actual payment of the amount due, in the case of any proceeding in the courts of any jurisdiction that will give effect to such conversion being made on such date; or

(b)	the date on which the judgment or judicial order is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter in this Section referred to as the “Judgment Conversion Date”).

(2) If, in the case of any proceeding in the court of any jurisdiction referred to in Section 13.4(1)(b), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower shall pay such additional amount (if any) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Canadian Dollars or United States Dollars, as the case may be, which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(3) Any amount due from the Borrower under the provisions of Section 13.4(2) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

(4) The term “rate of exchange” in this Section 13.4 means the rate of exchange provided for in the definition of “Equivalent Amount” for Canadian interbank transactions in Canadian Dollars or United States Dollars, as the case may be, for the day in question.

13.5	Limits on Liability of Indemnified Parties

No Indemnified Party shall have any liability to the Borrower or any Subsidiary or any person asserting claims on behalf of, or in right of, the Borrower or any Subsidiary thereof in connection with or as a result of any Credit Facility, this Agreement or any other Document or any transaction contemplated hereby or thereby, except to the extent (and only to the extent) that any losses, claims, damages, liabilities or expenses incurred by the Borrower, such Subsidiary or other person are determined by a final non-appealable judgment of a court of competent jurisdiction to have (a) resulted solely by reason of the gross negligence or wilful misconduct of such Indemnified Party or (b) in respect only of a Lender, resulted from the intentional failure of such Lender to advance funds under its Commitment when all conditions precedent to a Drawdown have been satisfied. In any event, and notwithstanding the foregoing or any other provision hereof or of the other Documents to the contrary, no Indemnified Party shall be liable for any special, indirect, consequential or punitive damages in connection with or as a result of any Credit Facility, this Agreement or any other Document or any transaction contemplated hereby or thereby. For certainty, the provisions of this Section 13.5 shall not govern or apply to the liabilities of any of the Secured Parties, as the case may be, under the Lender Financial Instruments or the Cash Management Documents, as the case may be, which shall be governed by the respective terms and conditions thereof.

Article 14 – THE AGENT AND ADMINISTRATION OF THE CREDIT FACILITies

14.1	Authorization and Action

(1) Each Lender hereby irrevocably appoints and authorizes the Agent to be its agent in its name and on its behalf to exercise such rights or powers granted to the Agent on behalf of the Lenders under this Agreement to the extent specifically provided herein and on the terms hereof, together with such powers as are reasonably incidental thereto and the Agent hereby accepts such appointment and authorization. As to any matters not expressly provided for by this Agreement, the Agent shall not be required to exercise any discretion or take any action, but, subject to Section 15.10, shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Majority of the Lenders and such instructions shall be binding upon all Lenders; provided, however, that the Agent shall not be required to take any action which exposes the Agent to liability in such capacity or which could result in the Agent’s incurring any costs and expenses, without provision being made for indemnity of the Agent by the Lenders against any loss, liability, cost or expense incurred, or to be incurred or which is contrary to this Agreement or applicable law.

(2) The Lenders agree that all decisions as to actions to be or not to be taken, as to consents or waivers to be given or not to be given, as to determinations to be made and otherwise in connection with this Agreement and the Documents, shall be made upon the decision of the Majority of the Lenders except in respect of a decision or determination where it is specifically provided in this Agreement that “all of the Lenders”, “all Lenders” or “each of the Lenders” or words to similar effect, or the Agent alone, is to be responsible for same. Each of the Lenders shall be bound by and agrees to abide by and adopt all decisions made as aforesaid and covenants in all communications with the Borrower to act in concert and to join in the action, consent, waiver, determination or other matter decided as aforesaid.

(3) For certainty, the Agent is authorized to execute, deliver, hold and administer the Security and any document or instrument in connection therewith and perform its obligations under or in respect thereof.

14.2	Procedure for Making Loans under the Credit Facilities

(1) The Agent shall make Loans under the Credit Facilities available to the Borrower as required hereunder by debiting the account of the Agent to which the Lenders’ Rateable Portions of such Loans have been credited in accordance with Section 2.11 (or causing such account to be debited) and, in the absence of other arrangements agreed to by the Agent and the Borrower in writing, by crediting the account of the Borrower or, at the expense of the Borrower, transferring (or causing to be transferred) like funds in accordance with the instructions of the Borrower as set forth in the Drawdown Notice, Rollover Notice or Conversion Notice, as the case may be, in respect of each Loan; provided that the obligation of the Agent hereunder to effect such a transfer shall be limited to taking such steps as are commercially reasonable to implement such instructions, which steps once taken shall constitute conclusive and binding evidence that such funds were advanced hereunder in accordance with the provisions relating thereto and the Agent shall not be liable for any damages, claims or costs which may be suffered by the Borrower and occasioned by the failure of such Loan to reach the designated destination.

(2) Unless the Agent has been notified by a Lender at least one Banking Day prior to the Drawdown Date, Rollover Date or Conversion Date, as the case may be, requested by the Borrower that such Lender will not make available to the Agent its Rateable Portion of such Loan, the Agent may assume that such Lender has made or will make such portion of the Loan available to the Agent on the Drawdown Date, Rollover Date or Conversion Date, as the case may be, in accordance with the provisions hereof and the Agent may, but shall be in no way obligated to, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If and to the extent such Lender shall not have so made its Rateable Portion of a Loan available to the Agent, such Lender agrees to pay to the Agent forthwith on demand such Lender’s Rateable Portion of such Loan and all reasonable costs and expenses incurred by the Agent in connection therewith together with interest thereon (at the rate payable hereunder by the Borrower in respect of such Loan at the rate of interest per annum applicable to Canadian Prime Rate Loans) for each day from the date such amount is made available to the Borrower until the date such amount is paid to the Agent; provided, however, that notwithstanding such obligation if such Lender fails to so pay, the Borrower covenants and agrees that, without prejudice to any rights the Borrower may have against such Lender, it shall repay such amount to the Agent forthwith after demand therefor by the Agent. The amount payable to the Agent pursuant hereto shall be set forth in a certificate delivered by the Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall be conclusive and binding evidence thereof, in the absence of manifest error. If such Lender makes the payment to the Agent required herein, the amount so paid shall constitute such Lender’s Rateable Portion of the Loan for purposes of this Agreement. The failure of any Lender to make its Rateable Portion of any Loan shall not relieve any other Lender of its obligation, if any, hereunder to make its Rateable Portion of such Loan on the Drawdown Date, Rollover Date or Conversion Date, as the case may be; for certainty, without derogating from the operation of Section 14.14 or Section 15.2, no Lender shall be responsible for the obligations of any other Lender hereunder.

14.3	Remittance of Payments

Except for amounts payable to the Agent for its own account, forthwith after receipt of any repayment pursuant hereto or payment of interest or fees pursuant to Article 5 or payment pursuant to Article 7, the Agent shall remit to each Lender its Rateable Portion of such payment; provided that, if the Agent, on the assumption that it will receive on any particular date a payment of principal, interest or fees hereunder, remits to a Lender its Rateable Portion of such payment and the Borrower fails to make such payment, each of the Lenders on receipt of such remittance from the Agent agrees to repay to the Agent forthwith on demand an amount equal to the remittance together with all reasonable costs and expenses incurred by the Agent in connection therewith and interest thereon at the rate and calculated in the manner applicable to the Loan in respect of which such payment is made at the rate of interest applicable to Canadian Prime Rate Loans for each day from the date such amount is remitted to the Lenders without prejudice to any right such Lender may have against the Borrower. The exact amount of the repayment required to be made by the Lenders pursuant hereto shall be as set forth in a certificate delivered by the Agent to each Lender, which certificate shall be conclusive and binding for all purposes in the absence of manifest error.

14.4	Redistribution of Payment

Each Lender agrees that:

(a)	if the Lender exercises any security against or right of counter claim, set-off or banker’s lien or similar right with respect to the property of the Borrower or any Subsidiary or if under any applicable bankruptcy, insolvency or other similar law it receives a secured claim and collateral for which it is, or is entitled to exercise any set off against, a debt owed by it to the Borrower or any Subsidiary, the Lender shall apportion the amount thereof proportionately between:

(i)	such Lender’s Rateable Portion of all outstanding Obligations owing by the Borrower, which amounts shall be applied in accordance with Section 14.4(b); and

(ii)	amounts otherwise owed to such Lender by the Borrower and its Subsidiaries,

provided that (i) any cash collateral account held by such Lender as collateral for a letter of credit (other than a Letter of Credit) issued or accepted by such Lender on behalf of the Borrower or a Subsidiary which is Permitted Debt may be applied by such Lender to such amounts owed by the Borrower or a Subsidiary, as the case may be, to such Lender pursuant to such letter of credit without apportionment and (ii) these provisions do not apply to:

(A)	a right or claim which arises or exists in respect of a loan or other debt in respect of which the relevant Lender holds a Security Interest which is a Permitted Encumbrance;

(B)	cash collateral provided, or the exercise of rights of counterclaim, set-off or banker’s lien or similar rights, in respect of Cash Management Arrangements provided by a Cash Manager;

(C)	any reduction in amounts owing by a Lender (or its Hedging Affiliates) to the Borrower or a Subsidiary upon the termination of Lender Financial Instruments entered into with the relevant Lender (or its Hedging Affiliates); or

(D)	any payment to which a Lender is entitled as a result of any credit default swap, credit derivative or other form of credit protection obtained by such Lender;

(b)	if, in the aforementioned circumstances, a Lender, through the exercise of a right, or the receipt of a secured claim described in Section 14.4(a) above or otherwise, receives payment of a proportion of the aggregate amount of Obligations due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate Obligations due to the Lenders (having regard to the respective Rateable Portions of the Lenders), such Lender receiving such proportionately greater payment shall purchase, on a non recourse basis at par, and make payment for a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in the outstanding Loans of the other Lender or Lenders so that their respective receipts shall be pro rata to their respective Rateable Portions; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered by or on behalf of the Borrower or any trustee, liquidator, interim receiver, receiver or receiver manager or person with analogous powers from the purchasing Lender, such purchase shall be rescinded and the purchase price paid for such participation shall be returned to the extent of such recovery, but without interest unless the purchasing Lender is required to pay interest on such amount, in which case each selling Lender shall reimburse the purchasing Lender pro rata in relation to the amounts received by it. Such Lender shall exercise its rights in respect of such secured claim in a manner consistent with the rights of the Lenders entitled under this Section to share in the benefits of any recovery on such secured claims; and

(c)	if a Lender does, or is required to do, any act or thing permitted by Section 14.4(a) or (b) above, it shall promptly provide full particulars thereof to the Agent.

14.5	Duties and Obligations

Neither the Agent nor any of its directors, officers, agents or employees (and, for purposes hereof, the Agent shall be deemed to be contracting as agent and trustee for and on behalf of such persons) shall be liable to the Lenders for any action taken or omitted to be taken by it or them under or in connection with this Agreement except for its or their own gross negligence or wilful misconduct, as determined in a final, non-appealable judgment by a court of competent jurisdiction. Without limiting the generality of the foregoing, the Agent:

(a)	may assume that there has been no assignment or transfer by any means by the Lenders of their rights hereunder, unless and until the Agent receives written notice of the assignment thereof from such Lender and the Agent receives from the assignee an executed Assignment Agreement providing, inter alia, that such assignee is bound hereby as it would have been if it had been an original Lender party hereto;

(b)	may consult with legal counsel (including receiving the opinions of Borrower’s counsel and Lenders’ Counsel required hereunder), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts;

(c)	shall incur no liability under or in respect of this Agreement by acting upon any notice, consent, certificate or other instrument or writing (which may be by telegram, cable, facsimile, electronic mail or other electronic means of communication which may generate a written record thereof) believed by it to be genuine and signed or sent by the proper party or parties or by acting upon any representation or warranty of the Borrower made or deemed to be made hereunder;

(d)	may assume that no Default or Event of Default has occurred and is continuing unless it has actual knowledge to the contrary;

(e)	may rely as to any matters of fact which might reasonably be expected to be within the knowledge of any person upon a certificate signed by or on behalf of such person;

(f)	shall not be bound to disclose to any other person any information relating to the Borrower, any of its Subsidiaries or any other person if such disclosure would or might in its opinion constitute a breach of any applicable law, be in default of the provisions hereof or be otherwise actionable at the suit of any other person; and

(g)	may refrain from exercising any right, power or discretion vested in it which would or might in its reasonable opinion be contrary to any applicable law or any directive or otherwise render it liable to any person, and may do anything which is in its reasonable opinion necessary to comply with such applicable law.

Further, the Agent (i) does not make any warranty or representation to any Lender nor shall it be responsible to any Lender for the accuracy or completeness of the representations and warranties of the Borrower herein or the data made available to any of the Lenders in connection with the negotiation of this Agreement, or for any statements, warranties or representations (whether written or oral) made in or in connection with this Agreement; (ii) shall not have any duty to ascertain or to enquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement on the part of the Borrower or to inspect the property (including the books and records) of the Borrower or any of its Subsidiaries; and (iii) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any instrument or document furnished pursuant hereto.

14.6	Prompt Notice to the Lenders

Notwithstanding any other provision herein, the Agent agrees to provide to the Lenders, with copies where appropriate, all information, notices and reports required to be given to the Agent by the Borrower, promptly upon receipt of same (and in any event no later than 5 Banking Days after receipt of the same), excepting therefrom information and notices relating solely to the role of Agent hereunder.

14.7	Agent’s and Lenders’ Authorities

With respect to its Commitments and the Drawdowns, Rollovers, Conversions and Loans made by it as a Lender, the Agent shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not the Agent. Subject to the express provisions hereof relating to the rights and obligations of the Agent and the Lenders in such capacities, the Agent and each Lender may accept deposits from, lend money to, and generally engage in any kind of business with the Borrower and its Subsidiaries or any corporation or other entity owned or controlled by any of them and any person which may do business with any of them without any duties to account therefor to the Agent or the other Lenders and, in the case of the Agent, all as if it was not the Agent hereunder.

14.8	Lender Credit Decision

It is understood and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower and its Subsidiaries. Each Lender represents to the Agent that it is engaged in the business of making and evaluating the risks associated with commercial revolving loans or term loans, or both, to corporations similar to the Borrower, that it can bear the economic risks related to the transaction contemplated hereby, that it has had access to all information deemed necessary by it in making such decision (provided that this representation shall not impair its rights against the Borrower) and that it is entering into this Agreement in the ordinary course of its commercial lending business. Accordingly, each Lender confirms with the Agent that it has not relied, and will not hereafter rely, on the Agent (a) to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower or any other person under or in connection with this Agreement or the transactions herein contemplated (whether or not such information has been or is hereafter distributed to such Lender by the Agent), or (b) to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower or any of its Subsidiaries. Each Lender acknowledges that a copy of this Agreement has been made available to it for review and each Lender acknowledges that it is satisfied with the form and substance of this Agreement. Each Lender hereby covenants and agrees that, subject to Section 14.4, it will not make any arrangements with the Borrower for the satisfaction of any Loans or other Obligations without the consent of all the other Lenders.

14.9	Indemnification of Agent

The Lenders hereby agree to indemnify the Agent (to the extent not reimbursed by the Borrower), on a pro rata basis in accordance with their respective Commitments as a proportion of the aggregate of all outstanding Commitments, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of this Agreement or any action taken or omitted by the Agent under or in respect of this Agreement in its capacity as Agent; provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs expenses or disbursements resulting from the Agent’s gross negligence or wilful misconduct, as determined in a final, non-appealable judgment by a court of competent jurisdiction. If the Borrower subsequently repays all or a portion of such amounts to the Agent, then the Agent shall reimburse the Lenders their pro rata shares (according to the amounts paid by them in respect thereof) of the amounts received from the Borrower. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its portion (determined as above) of any out-of-pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, this Agreement, to the extent that the Agent is not reimbursed for such expenses by the Borrower.

14.10	Successor Agent

The Agent may, as hereinafter provided, resign at any time by giving 45 days’ prior written notice thereof to the Lenders and the Borrower. Upon any such resignation, the Lenders shall, after soliciting the views of the Borrower, have the right to appoint another Lender as a successor agent (the “Successor Agent”) who shall be acceptable to the Borrower, acting reasonably. If no Successor Agent shall have been so appointed by the Lenders and shall have accepted such appointment within 30 days after the retiring Agent’s giving of notice of resignation, then the retiring Agent shall, on behalf of the Lenders, appoint a Successor Agent who shall be a Lender acceptable to the Borrower, acting reasonably. Upon the acceptance of any appointment as Agent hereunder by a Successor Agent, such Successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall thereupon be discharged from its further duties and obligations as Agent under this Agreement. After any retiring Agent’s resignation hereunder as Agent, the provisions of this Article shall continue to enure to its benefit as to any actions taken or omitted to be taken by it as Agent or in its capacity as Agent while it was Agent hereunder.

14.11	Taking and Enforcement of Remedies

Each of the Lenders hereby acknowledges that, to the extent permitted by applicable law, the remedies provided hereunder to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder are to be exercised not severally, but collectively by the Agent upon the decision of the Majority of the Lenders regardless of whether acceleration was made pursuant to Section 11.2. Notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it shall not be entitled to individually take any action with respect to any Credit Facility, including any acceleration under Section 11.2, but that any such action shall be taken only by the Agent with the prior written agreement or instructions of the Majority of the Lenders; provided that, notwithstanding the foregoing, if (i) the Agent, having been adequately indemnified against costs and expenses of so doing by the Lenders, shall fail to carry out any such instructions of the Majority of the Lenders, any Lender may do so on behalf of all Lenders and shall, in so doing, be entitled to the benefit of all protections given the Agent hereunder or elsewhere, and (ii) in the absence of instructions from the Majority of the Lenders and where in the sole opinion of the Agent the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders or any of them take such action on behalf of the Lenders as it deems appropriate or desirable in the interests of the Lenders. Each of the Lenders hereby further covenants and agrees that upon any such written consent being given by the Majority of the Lenders, or upon a Lender or the Agent taking action as aforesaid, it shall cooperate fully with the Lender or the Agent to the extent requested by the Lender or the Agent in the collective realization including and, if applicable, the appointment of a receiver, interim receiver or receiver and manager to act for their collective benefit. Each Lender covenants and agrees to do all acts and things and to make, execute and deliver all agreements and other instruments, including any instruments necessary to effect any registrations, so as to fully carry out the intent and purpose of this Section; and each of the Lenders hereby covenants and agrees that, subject to Section 5.8, Section 9.2(b), Section 14.4 and Section 14.14, it has not heretofore and shall not seek, take, accept or receive any security for any of the obligations and liabilities of the Borrower hereunder or under any other document, instrument, writing or agreement ancillary hereto and shall not enter into any agreement with any of the parties hereto or thereto relating in any manner whatsoever to the Credit Facilities, unless all of the Lenders shall at the same time obtain the benefit of any such security or agreement.

With respect to any enforcement, realization or the taking of any rights or remedies to enforce the rights of the Lenders hereunder, the Agent shall be a trustee for each Lender, and all monies received from time to time by the Agent in respect of the foregoing shall be held in trust and shall be trust assets within the meaning of applicable bankruptcy or insolvency legislation and shall be considered for the purposes of such legislation to be held separate and apart from the other assets of the Agent, and each Lender shall be entitled to their Rateable Portion of such monies. In its capacity as trustee, the Agent shall be obliged to exercise only the degree of care it would exercise in the conduct and management of its own business and in accordance with its usual practice concurrently employed or hereafter instituted for other substantial commercial loans.

14.12	Reliance Upon Agent

The Borrower shall be entitled to rely upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent pursuant to this Agreement, and the Borrower shall generally be entitled to deal with the Agent with respect to matters under this Agreement which the Agent is authorized to deal with without any obligation whatsoever to satisfy itself as to the authority of the Agent to act on behalf of the Lenders and without any liability whatsoever to the Lenders for relying upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent, notwithstanding any lack of authority of the Agent to provide the same.

14.13	No Liability of Agent

The Agent shall have no responsibility or liability to the Borrower on account of the failure of any Lender to perform its obligations hereunder or under any other Document (unless such failure was caused, in whole or in part, by the Agent’s failure to observe or perform its obligations hereunder or under such other Document (as applicable)), or to any Lender on account of the failure of the Borrower or any Lender to perform its obligations hereunder or under any other Document.

14.14	The Agent and Defaulting Lenders

(1) Each Defaulting Lender shall be required to provide to the Agent cash in an amount, as shall be determined from time to time by the Agent in its discretion, equal to all obligations of such Defaulting Lender to the Agent that are owing or may become owing pursuant to this Agreement, including such Defaulting Lender’s obligation to pay its Rateable Portion of any indemnification, reimbursement or expense reimbursement amounts not paid by the Borrower. Such cash shall be held by the Agent in one or more cash collateral accounts, which accounts shall be in the name of the Agent and shall not be required to be interest bearing. The Agent shall and shall be entitled to apply the foregoing cash in accordance with Section 14.14(3), in the case of amounts owing to the Agent from the Defaulting Lender (including pursuant to Section 6.7).

(2) In addition to the indemnity and reimbursement obligations noted in Section 14.9, the Lenders agree to indemnify the Agent (to the extent not reimbursed by the Borrower and without limiting the obligations of the Borrower hereunder) rateably according to their respective Rateable Portions (and in calculating the Rateable Portion of a Lender, ignoring the Commitments of Defaulting Lenders) any amount that a Defaulting Lender fails to pay the Agent and which is due and owing to the Agent pursuant to Section 14.9. Each Defaulting Lender agrees to indemnify each other Lender for any amounts paid by such Lender and which would otherwise be payable by the Defaulting Lender.

(3) The Agent shall be entitled to set-off and/or withhold from any Defaulting Lender’s Rateable Portion of all payments received from the Borrower against such Defaulting Lender’s obligations to make payments and fund Loans required to be made by it and to purchase participations required to be purchased by it in each case under this Agreement and the other Documents. To the extent permitted by law, the Agent shall be entitled to withhold and deposit in one or more non-interest bearing cash collateral accounts in the name of the Agent all amounts (whether principal, interest, fees or otherwise) received by the Agent and due to a Defaulting Lender pursuant to this Agreement, for so long as such Lender is a Defaulting Lender, which amounts shall be used by the Agent:

(a)	first, to reimburse the Agent for any amounts owing to it, in its capacity as Agent, by such Defaulting Lender pursuant to any Document;

(b)	second, to the reimbursement, on a pro rata basis, of any indemnity amounts owing by such Defaulting Lender pursuant to Section 14.14(2);

(c)	third, to repay on a pro rata basis the incremental portion of any Loans made by a Lender pursuant to Section 15.2(4) in order to fund a shortfall created by a Defaulting Lender and, upon receipt of such repayment, each such Lender shall be deemed to have assigned to the Defaulting Lender such incremental portion of such Loans;

(d)	fourth, to cash collateralize all other obligations of such Defaulting Lender to the Agent owing pursuant to this Agreement in such amount as shall be determined from time to time by the Agent, each in its discretion, including such Defaulting Lender’s obligation to pay its Rateable Portion of any indemnification, reimbursement or expense reimbursement amounts not paid by the Borrower; and

(e)	fifth, to fund from time to time the Defaulting Lender’s Rateable Portion of Loans, provided that any such funds in excess of such Defaulting Lender’s defaulted obligations shall be paid to the Defaulting Lender.

(4) For greater certainty and in addition to the foregoing, neither the Agent nor any of its Affiliates nor any of their respective shareholders, officers, directors, employees, agents or representatives shall be liable to any Lender (including a Defaulting Lender) for any action taken or omitted to be taken by it in connection with amounts payable by the Borrower to a Defaulting Lender and received and deposited by the Agent in a cash collateral account and applied in accordance with the provisions of this Agreement, save and except for the gross negligence or wilful misconduct of the Agent as determined by a final non-appealable judgment of a court of competent jurisdiction.

(5) If any Letters of Credit are outstanding at the time a Lender becomes a Defaulting Lender (such Defaulting Lender’s Rateable Portion of the Outstanding Principal of such Letters of Credit is the “Defaulting Lender Exposure”), then:

(a)	to the extent the Defaulting Lender has not provided cash collateral for its Defaulting Lender Exposure pursuant to Sections 14.14(1) and 14.14(3)(e) above, such Defaulting Lender Exposure shall be reallocated among the non-Defaulting Lenders for the purposes of Section 6.7 in accordance with their respective Rateable Portions (disregarding any Defaulting Lender’s Commitment) but, for each non-Defaulting Lender, only to the extent that the sum of (i) any non-Defaulting Lender’s Rateable Portion of all outstanding Loans, plus (ii) such non-Defaulting Lender’s rateable share (after giving effect to the reallocation contemplated herein) of the Defaulting Lender Exposure, does not exceed such non-Defaulting Lender’s Commitment;

(b)	if the reallocation described in Section 14.14(5)(a) above cannot, or can only partially, be effected, the Borrower shall within one Banking Day following notice by the Operating Lender prepay outstanding Letters of Credit (by the provision of cash collateral in accordance with Section 2.16(2)) to the extent necessary to allow a full reallocation of the Defaulting Lender Exposure as aforesaid; and

(c)	if the Rateable Portions of the non-Defaulting Lenders are reallocated pursuant to this Section 14.14(5), then the issuance fees payable to the Lenders pursuant to Section 6.6 shall be adjusted to give effect to such reallocations in accordance with each such non-Defaulting Lender’s Rateable Portions.

14.15	Erroneous Payments by the Agent

(a)	If the Agent notifies a Lender or other Secured Party, or any person who has received funds on behalf of a Lender or other Secured Party under or pursuant to any of the Secured Documents (any such Lender, other Secured Party or other recipient, a “Payment Recipient”) that the Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause (b)) that any funds received by such Payment Recipient from the Agent or any of its Affiliates were erroneously or mistakenly transmitted or paid to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, other Secured Party or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Agent, and such Lender or other Secured Party shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Banking Days thereafter, return to the Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Agent in same day funds at the greater of (x) in respect of an Erroneous Payment in United States Dollars, the Federal Funds Rate and, in respect of an Erroneous Payment in Canadian Dollars at a fluctuating rate per annum equal to the overnight rate at which Canadian Dollars may be borrowed by the Agent in the interbank market in an amount comparable to such Erroneous Payment (as determined by the Agent) and (y) a rate determined by the Agent in accordance with banking industry rules or prevailing market practice for interbank compensation from time to time in effect. A notice of the Agent to any Payment Recipient under this Section 14.15(a) shall be conclusive, absent manifest error; provided that, any such interest payable by such Lender or person shall not be reimbursable by the Borrower under Article 13 for any reason.

(b)	Without limiting the immediately preceding Section 14.15(a), each Lender or other Secured Party, or any person who has received funds on behalf of a Lender or other Secured Party under or pursuant to any of the Secured Documents, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates), or (z) that such Lender or other Secured Party, or other such recipient, otherwise becomes aware was transmitted, paid, or received, in error or by mistake (in whole or in part) in each case:

(iv)	(A) in the case of immediately preceding clauses (x) or (y), an error shall be presumed to have been made (absent express written confirmation from the Agent to the contrary) or (B) an error has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(v)	such Lender or other Secured Party shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Banking Day of its knowledge of such error) notify the Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Agent pursuant to this Section 14.15(b).

(c)	Each Lender or other Secured Party hereby authorizes the Agent to set-off, net and apply any and all amounts at any time owing to such Lender or other Secured Party under any Secured Document, or otherwise payable or distributable by the Agent to such Lender or other Secured Party from any source, against any amount due to the Agent under the immediately preceding Section 14.15(a) or under the indemnification provisions of this Agreement.

(d)	In the event that an Erroneous Payment (or portion thereof) is not recovered by the Agent for any reason, after demand therefor by the Agent in accordance with the immediately preceding Section 14.15(a), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Agent’s notice to such Lender at any time, (i) such Lender shall be deemed to have assigned its Loans (but not any of its Commitments) under any of the applicable Credit Facilities with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Facilities”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Agent may specify) (such assignment of the Loans (but not any of its Commitments) of the Erroneous Payment Impacted Facilities, the “Erroneous Payment Deficiency Assignment”) at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Agent in such instance), and is hereby (together with the Borrower) deemed to execute and deliver an Assignment Agreement with respect to such Erroneous Payment Deficiency Assignment, (ii) the Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment, (iii) upon such deemed acquisition, the Agent as the assignee Lender shall become a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and any of its applicable Commitments which shall survive as to such assigning Lender and (iv) the Agent may reflect in the Register its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. Subject to Section 15.6, the Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and, upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender under any of the Credit Facilities and such Commitments under such Credit Facilities shall remain available in accordance with the terms of this Agreement. In addition, each party hereto agrees that, except to the extent that the Agent has sold a Loan (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Agent may be equitably subrogated, the Agent shall be contractually subrogated to all the rights and interests of the applicable Lender or other Secured Party under the applicable Secured Documents with respect to each Erroneous Payment Return Deficiency (the “Erroneous Payment Subrogation Rights”).

(e)	The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Secured Obligations owed by the Borrower or any Subsidiary, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Agent from (i) the Borrower or any Subsidiary or (ii) the proceeds of realization from the enforcement of one or more of the Secured Documents against or in respect of one or more of the Borrower and its Subsidiaries; provided that, in each case, such funds were received by the Agent for the purpose of discharging such Secured Obligations.

(f)	To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Agent for the return of any Erroneous Payment received, including waiver of any defense based on “discharge for value”, “good consideration” for the Erroneous Payment or change of position by such Payment Recipient, any defense that the intent of the Agent was that such Payment Recipient retain the Erroneous Payment in all events, or any doctrine or defense similar to any of the foregoing.

(g)	Each party’s obligations, agreements and waivers under this Section 14.15 shall survive the resignation or replacement of the Agent, or any assignment or transfer of rights or obligations by, or the replacement of, a Lender or an Affiliate thereof the termination of the Commitments and/or the repayment, satisfaction or discharge of all Secured Obligations (or any portion thereof) under any Secured Document.

(h)	For purposes of this Section 14.15, each Lender:

(i)	agrees it is executing and delivering this Agreement with respect to this Section 14.15 both on its own behalf and as agent for and on behalf of its Affiliates referred to in this Section 14.15 and any person receiving funds under or pursuant to any of the Secured Documents on behalf of such Lender or any of such Affiliates;

(ii)	represents, warrants, covenants and agrees that its Affiliates referred to in this Section 14.15 and any person receiving funds under or pursuant to any of the Secured Documents on behalf of such Lender or any of such Affiliates are bound by the provisions of this Section 14.15; and

(iii)	agrees that any matter or thing done or omitted to be done by such Lender, its Affiliates, or any person receiving funds under or pursuant to any of the Secured Documents on behalf of such Lender or any of such Affiliates which are the subject of this Section 14.15 will be binding upon such Lender and each Lender does hereby indemnify and save the Agent and its Affiliates harmless from any and all losses, expenses, claims, demands or other liabilities of the Agent and its Affiliates resulting from the failure of such Lender, its Affiliates or such persons to comply with their obligations under and in respect of this Section 14.15, in each case, in accordance with and subject to the limitations in Section 14.9; and

(i)	Except pursuant to an Erroneous Payment Deficiency Assignment or the exercise of any Erroneous Payments Subrogation Rights (or any equivalent equitable subrogation rights), the Borrower shall not have any liability to the Agent for any Erroneous Payment or any interest, loss, cost or damages related thereto or arising therefrom under any provision of this Agreement or any other Document or under any legal principle or theory, whether arising by law or in equity.

14.16	Article for Benefit of Agent and Lenders

The provisions of this Article 14 which relate to the rights and obligations of the Lenders to each other or to the rights and obligations between the Agent and the Lenders shall be for the exclusive benefit of the Agent and the Lenders, and, except to the extent provided in Sections 14.1, 14.2, 14.6, 14.10, 14.11, 14.12, 14.13, 14.14, 14.15 and this Section 14.16, the Borrower shall not have any rights or obligations thereunder or be entitled to rely for any purpose upon such provisions. Any Lender may waive in writing any right or rights which it may have against the Agent or the other Lenders hereunder without the consent of or notice to the Borrower.

Article 15 – GENERAL

15.1	Exchange and Confidentiality of Information

(1) The Borrower agrees that the Agent and each Lender may provide any assignee or participant or any bona fide prospective assignee or participant pursuant to Sections 15.6 or 15.7 with any information concerning the Borrower and its Subsidiaries provided such party agrees in writing with the Agent or such Lender for the benefit of the Borrower to be bound by a like duty of confidentiality to that contained in this Section.

(2) Each of the Agent and the Lenders acknowledges the confidential nature of the financial, operational and other information and data provided and to be provided to them by the Borrower pursuant to the Documents (the “Information”) and agrees to use all reasonable efforts to prevent the disclosure thereof; provided, however, that:

(a)	the Agent, the Lenders and Hedging Affiliates may disclose all or any part of the Information to any of the Junior Debt Creditors to the extent permitted or required to do so pursuant to any Second Lien Intercreditor Agreement;

(b)	the Agent and the Lenders may disclose all or any part of the Information if, in their reasonable opinion, such disclosure is required (i) by their respective auditors or (ii) in connection with any actual or threatened judicial, administrative or governmental proceedings, including proceedings initiated under or in respect of this Agreement or upon the request of its independent auditors or a Governmental Authority having jurisdiction over it;

(c)	the Agent and the Lenders shall incur no liability in respect of any Information required to be disclosed by any applicable law or regulation, or by applicable treaty, order, policy or directive having the force of law, to the extent of such requirement;

(d)	the Agent and each Lender may disclose the Information to any Governmental Authority (including any self-regulatory agency or authority) having jurisdiction over it (i) upon the request thereof or (ii) where it considers such disclosure to be advisable or appropriate, acting reasonably;

(e)	the Agent and each Lender may provide any Affiliate thereof with the Information to the extent reasonably required to be disclosed thereto; provided that each such Affiliate shall be under a like duty of confidentiality to that contained in this Section 15.1 and further provided that the Agent or the Lender, as the case may be, providing the Information shall be responsible for any breach by its Affiliate of the aforementioned like duty of confidentiality;

(f)	the Agent and the Lenders may provide Lenders’ Counsel and their other agents and professional advisors with any Information; provided that such persons shall be under a like duty of confidentiality to that contained in this Section;

(g)	the Agent and each Lender may disclose Information to market data collectors, any insurance or reinsurance company thereof for the purpose of maintaining insurance, to any person providing administration and settlement services in respect of this Agreement, to any actual or prospective counterparty to any securitization, swap or derivative transaction relating to the Borrower or any Subsidiary and to any credit rating agency solely in connection with a review, determination or other matter related to the credit ratings of such Lender and not, for certainty, of the Borrower and to their respective counsel, agents, employees, affiliates and advisors; provided that, such counterparty, rating agency, insurance or reinsurance company or other person agrees in writing to be under a like duty of confidentiality to that contained in this Section;

(h)	the Agent and each of the Lenders shall incur no liability in respect of any Information: (i) which is or becomes readily available to the public (other than by a breach hereof, including, for certainty, by a breach hereof by a person for which the applicable Lender or the Agent is responsible) or which has been made readily available to the public by the Borrower or its Subsidiaries, (ii) which the Agent or the relevant Lender can show was, prior to receipt thereof from the Borrower, lawfully in the Agent’s or Lender’s possession from a source other than the Borrower or a representative of the Borrower and not then subject to any obligation on its part to the Borrower to maintain confidentiality, or (iii) which the Agent or the relevant Lender received from a third party who was not, to the knowledge of the Agent or such Lender, under a duty of confidentiality to the Borrower at the time the information was so received;

(i)	the Agent and each of the Lenders may disclose the Information to (i) any of their respective Affiliates and (ii) other financial institutions and other persons in connection with the syndication by the Agent or Lenders of the Credit Facilities, the assignment by a Lender of the Credit Facilities, or the granting by a Lender of a participation in the Credit Facilities, in each case, where such Affiliate or financial institution or other person agrees to be under a like duty of confidentiality to that contained in this Section; and

(j)	the Agent and the Lenders may disclose all or any part of the Information so as to enable the Agent and the Lenders to initiate any lawsuit against the Borrower or to defend any lawsuit commenced by the Borrower the issues of which touch on the Information, but only to the extent such disclosure is necessary to the initiation or defense of such lawsuit.

15.2	Nature of Obligations under this Agreement; Defaulting Lenders

(1) The obligations of each Lender and of the Agent under this Agreement are several. The failure of any Lender to carry out its obligations hereunder shall not relieve the other Lenders, the Agent or the Borrower and its Subsidiaries of any of their respective obligations under the Documents.

(2) Subject to and without derogating from the operation of Section 14.14 and this Section 15.2, neither the Agent nor any Lender shall be responsible for the obligations of any other Lender hereunder.

(3) Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a)	the standby fees payable pursuant to Section 5.7 shall cease to accrue on the unused portion of the Commitment of such Defaulting Lender;

(b)	a Defaulting Lender shall not be included in determining whether, and the Commitment and the Rateable Portion of the Outstanding Principal of such Defaulting Lender shall not be included in determining whether, all Lenders or the Majority of the Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 15.10), provided that any waiver, amendment or modification requiring the consent of all Lenders, all of the Lenders or each affected Lender that (i) materially and adversely affects such Defaulting Lender differently than other affected Lenders, (ii) increases the Commitment or extends the Maturity Date of such Defaulting Lender, or (iii) relates to the matters set forth in Sections 15.10(a)(i), (ii), (iii), (v) and (x), shall require the consent of such Defaulting Lender; and

(c)	for the avoidance of doubt, the Borrower shall retain and reserve its other rights and remedies respecting each Defaulting Lender.

(4) If the Agent has actual knowledge that a Lender is a Defaulting Lender at the time that the Agent receives (a) a Drawdown Notice, (b) a Rollover Notice that relates to a Letter of Credit, or (c) a Conversion Notice that will result in a currency conversion, then each other Lender shall fund its Rateable Portion of such affected Loan (and, in calculating such Rateable Portion, the Agent shall ignore the Commitments of each such Defaulting Lender); provided that, for certainty, no Lender shall be obligated by this Section to make or provide Loans in excess of its Commitment. If the Agent acquires actual knowledge that a Lender is a Defaulting Lender at any time after the Agent received (a) a Drawdown Notice, (b) a Rollover Notice that relates to a Letter of Credit, or (c) a Conversion Notice that will result in a currency conversion, then the Agent shall promptly notify the Borrower that such Lender is a Defaulting Lender (and such Lender shall be deemed to have consented to such disclosure). Each Defaulting Lender agrees to indemnify each other Lender for any amounts paid by such Lender under this Section 15.2(4) and which would otherwise have been paid by the Defaulting Lender if its Commitment had been included in determining the Rateable Portions of such affected Loans.

(5) If any Lender shall cease to be a Defaulting Lender, then, upon becoming aware of the same, the Agent shall notify the other Lenders and (in accordance with the written direction of the Agent) such Lender (which has ceased to be a Defaulting Lender) shall purchase, and the other Lenders shall on a rateable basis sell and assign to such Lender, portions of such Loans equal in total to such Lender’s Rateable Portion thereof without regard to Section 15.2(4).

15.3	Notices

Any demand, notice or communication to be made or given hereunder shall be in writing and may be made or given by personal delivery or by transmittal by facsimile or other electronic means of communication addressed to the respective parties as follows:

To the Borrower:

Greenfire Resources Ltd.

1900 – 205, 5th Avenue S.W.

Calgary, Alberta T2P 2V7

Attention:	[Redacted – name]
Email:	[Redacted – email]

To the Agent:

Bank of Montreal, as Agent

Agent Bank Services

250 Yonge Street, 11th Floor

Toronto, Ontario M5B 2L7

Attention: [Redacted – title]

Fax No.: [Redacted – fax number]

Email: [Redacted – email]

To each Lender: As set forth in the most recent administrative questionnaire or other written notification provided to the Agent by such Lender (a copy of which shall be provided to the Borrower upon request to the Agent), or to such other address or facsimile number as any party may from time to time notify the others in accordance with this Section. Any demand, notice or communication made or given by personal delivery or by facsimile or other electronic means of communication during normal business hours at the place of receipt on a Banking Day shall be conclusively deemed to have been made or given at the time of actual delivery or transmittal, as the case may be, on such Banking Day. Any demand, notice or communication made or given by personal delivery or by facsimile or other electronic means of communication after normal business hours at the place of receipt or otherwise than on a Banking Day shall be conclusively deemed to have been made or given at 9:00 a.m. (Calgary time) on the first Banking Day following actual delivery or transmittal, as the case may be.

15.4	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where property or assets of the Borrower may be found.

15.5	Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the Borrower, the Lenders, the Agent and their respective successors and permitted assigns.

15.6	Assignment

(1) Any Lender may, with the prior written consent of each of the Borrower and the Agent, which consents shall not be unreasonably withheld, conditioned or delayed, assign an interest in its Commitments, its Rateable Portion of the Loans and its rights under the Documents (other than to a Sanctioned Lender (or a person that would be a Sanctioned Lender if that person was a Lender)); provided that: (a) such consent of the Borrower shall not be required during the continuance of a Default or an Event of Default; (b) such consents shall not be required in the case of assignments to another Lender (other than a Defaulting Lender), by a Lender to an Affiliate thereof or by a Lender to an Approved Fund; (c) except during the continuance of an Event of Default or except with the consent of the Borrower and the Agent, such consents not to be unreasonably withheld, conditioned or delayed, no Lender shall, without the consent of the Borrower and the Agent, assign an interest in its Commitment if the effect of the same would be to have a Lender with a Commitment of less than Cdn.$5,000,000 (such amount to be reduced in proportion to any partial reductions in each Credit Facility); and (d) except in the case of an assignment by a Defaulting Lender pursuant to Section 2.21(iv), it shall be a precondition to any such assignment that the contemplated assignee Lender shall have paid to the Agent, for the Agent’s own account, a transfer fee of Cdn.$3,500.00. Subject to Section 6.7 and except in the case of an assignment by a Lender to an Affiliate thereof or an Approved Fund (in which case the assigning Lender shall remain liable for the obligations so assigned unless otherwise agreed to by the Agent and the Borrower), upon any such assignment, the assigning Lender shall have no further obligation hereunder with respect to such interest. Upon any such assignment, the assigning Lender, the assignee Lender, the Agent and, if applicable, the Borrower shall execute and deliver an Assignment Agreement. Except as permitted by Section 9.2(j), the Borrower shall not assign its rights or obligations hereunder, under the Credit Facilities or under any other Document, without the prior written consent of all of the Lenders.

(2) Any Lender may at any time grant a Security Interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any Security Interest to secure obligations of such Lender to a U.S. Federal Reserve Bank or other central bank having jurisdiction over such Lender, and Section 15.6(1) shall apply to any realization by any such secured party of any such Security Interest, and this Section shall apply to any such grant of a Security Interest; provided, that no such grant of a Security Interest shall release a Lender from any of its obligations hereunder or substitute any holder of such Security Interest for such Lender as a party hereto.

(3) The Agent shall, on behalf of the Borrower, maintain at its address referred to in Section 15.3 a copy of each executed Assignment Agreement delivered to it and a register (the “Register”) for the recordation of the names and addresses of the Lenders and the Commitment of, and the principal amount of the Loans owing to, each Lender from time to time. The entries in the Register shall be conclusive, in the absence of manifest error, and the Borrower, the Agent and the Lenders shall treat each whose name is recorded in the Register as the owner of the Loans recorded therein for all purposes of this Agreement. The Register shall be available for inspection by the Borrower and any Lender (with respect to any entry relating to the Loans of such Lender) at any reasonable time and from time to time upon reasonable prior notice to the Agent.

15.7	Participations

Any Lender may, without the consent of the Borrower, grant one or more participations in its Commitment and its Rateable Portion of any one or more of the Loans to other persons (other than to a Sanctioned Lender (or a person that would be a Sanctioned Lender if that person was a Lender)), provided that the granting of such a participation: (a) shall be at the Lender’s own cost; (b) shall not affect the obligations of such Lender hereunder nor shall it increase the costs to the Borrower hereunder or under any of the other Documents; and (c) shall not provide the participant with any right to approve the provision by the Lender of any consent, waiver or approval hereunder or require the Borrower to deal directly with such participant. No such participant shall by virtue of such participations be party to this Agreement. The Borrower also agrees that each participant shall be entitled to the benefits of Section 7.5 and Section 12.2 with respect to its interest in the Commitment and the Loans outstanding from time to time as if such participant were such Lender; provided that no participant shall be entitled to receive any amount which the transferor Lender would not have been entitled to receive in such circumstances nor any greater amount pursuant to either such Section than the transferor Lender would have been entitled to receive in respect of such amount of the participation transferred by such transferor Lender to such participant had no such transfer occurred. For the purposes of this Section 15.7, each Lender from which a participant purchased the related participation shall act as agent on behalf of such participant to the extent required so that such participant shall receive the benefit of this Section 15.7.

15.8	Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

15.9	Whole Agreement

This Agreement and the other Documents constitute the whole and entire agreement between the parties hereto regarding the subject matter hereof and thereof and cancel and supersede any prior agreements (including any commitment letters), undertakings, declarations, commitments, representations, written or oral, in respect thereof.

15.10	Amendments and Waivers

Except as otherwise specifically provided herein, any provision of this Agreement and the other Documents may be amended only if the Borrower and the Majority of the Lenders so agree in writing and may be waived only if the Majority of the Lenders (excluding any Defaulting Lenders) so agree in writing, but:

(a)	an amendment or waiver (or a consent to like effect) which:

(i)	changes the amount or type of the Credit Facilities, the types of Loans available hereunder (or decreases in the periods of notice for Drawdowns, Conversions, Rollovers or voluntary prepayment of Loans) or any Lender’s Commitment;

(ii)	decreases the rates of or defers the dates of payment of interest or Letters of Credit fees, standby fees or decreases the amount of principal owing hereunder or defers the dates of mandatory repayments of principal owing hereunder;

(iii)	decreases the amount of or defers the dates of payment of other fees or other amounts payable hereunder (other than fees (which are not issuance fees in respect of Letters of Credit) payable for the account of Agent or the Operating Lender, which may be increased or decreased with the written agreement of the Agent or the Operating Lender, as the case may be);

(iv)	changes any provision hereof contemplating or requiring consent, approval or agreement of “all Lenders”, “all of the Lenders”, “each of the Lenders” or similar expressions or permits the waiver of conditions or covenants or agreements by “all Lenders”, “all of the Lenders”, “each of the Lenders” or similar expressions;

(v)	changes Sections 2.2, 2.3, 2.15, 2.19, 2.20, 2.21, 2.22, 11.7, 11.8, 11.9, 11.10 or 14.4 in manner that is adverse to any Secured Party;

(vi)	releases or discharges, makes any material change to the Security, or makes any material change to the priority or ranking of, or the effective priority or ranking of, the Security, except to the extent provided for or contemplated hereunder (for certainty, the discharge or release of the Collateral from the Security which is not already provided for in the Documents, as opposed to the release or discharge or material amendment or waiver of the Security itself, shall only require the approval of the Majority of the Lenders, unless the Collateral being released constitutes all or substantially all of the property and assets of the Borrower and its Subsidiaries);

(vii)	changes the conditions precedent to Drawdowns;

(viii)	changes any Second Lien Intercreditor Agreement (other than amendments, supplements, modifications, consents, waivers and modifications (A) which are not adverse to any Secured Party or (B) which are of an administrative or minor nature or to the extent necessary to cure any defect, ambiguity, or inconsistency); or

(ix)	changes this Section,

shall require the agreement or waiver of all the Lenders (excluding Defaulting Lenders) (except in the case of paragraphs (i), (ii), (iii) or (vii) and also (in the case of an amendment) of the other parties hereto (excluding any Defaulting Lenders));

(b)	an amendment or waiver (or a consent to like effect) which changes or relates to the rights and/or obligations of the Agent shall also require the agreement of the Agent thereto; and

(c)	an amendment or waiver (or a consent to like effect) which changes or relates to the rights and/or obligations of the Operating Lender shall also require the agreement of the Operating Lender, as the case may be, thereto, provided that an amendment or waiver which only relates to the Operating Facility and/or the rights and/or obligations of the Operating Lender may be made with the consent of the Operating Lender alone.

Any such waiver and any consent by the Agent, the Operating Lender, any Lender, the Majority of the Lenders or all of the Lenders under any provision of this Agreement must be in writing (including, for certainty, by electronic mail) and may be given subject to any conditions thought fit by the person giving that waiver or consent. Any waiver or consent shall be effective only in the instance and for the purpose for which it is given.

Notwithstanding anything to the contrary in this Section 15.10 or any other provision of this Agreement:

(a)	any provision of this Agreement or any other Document may be amended by an agreement in writing entered into by the Borrower and the Agent to (i) cure any ambiguity, omission, mistake, defect or inconsistency (as reasonably determined by the Agent and the Borrower) or (ii) effect administrative changes of a technical or immaterial nature, and such amendment shall be deemed approved by the Lenders if the Lenders shall have received at least five (5) Banking Days prior written notice of such change and the Agent shall not have received, within five (5) Banking Days of the date of such notice to the Lenders, a written notice from the Majority of the Lenders stating that the Majority of the Lenders object to such amendment and, notwithstanding anything to the contrary herein or in any other Document, any such amendments, modifications or additional Documents implementing the same will become effective without any further action or consent of any other party to this Agreement or any other Document; and

(b)	in connection with the use or administration of any Benchmark or the use, administration, adoption or implementation of a Benchmark Replacement, the Agent will have the right to make Conforming Changes from time to time in accordance with Section 12.1(2).

15.11	Sanctioned Lender Amendments

If any Lender becomes a Sanctioned Lender, promptly after the request of any of the Agent, the Borrower or such Sanctioned Lender, each of the Agent, the Borrower and such Sanctioned Lender shall use commercially reasonable efforts to negotiate and thereafter promptly enter into a written amending agreement to amend any provision of the Documents if and to the extent reasonably required (as determined by such persons, acting reasonably) to ensure that all future dealings under the Documents shall be conducted in full compliance with the applicable Sanctions and, without limiting the generality of the foregoing, such amendments may include:

(a)	a restructuring of the rights and obligations of such Sanctioned Lender pursuant to the Documents, including with respect to its funding obligations, payment obligations and other operational matters arising under or in connection with the Documents, to the extent necessary to comply with such applicable Sanctions;

(b)	disregarding the Commitments of such Sanctioned Lender for the purposes of determining (a) the Majority of the Lenders or (b) each other Lender’s proportionate share of any future Drawdowns and payments; and/or

(c)	the establishment of satisfactory escrow arrangements pursuant to which any payments due to such Sanctioned Lender under the Documents may be deposited if and for so long as such applicable Sanctions prohibit any payor under the Documents from making such payments to such Sanctioned Lender;

and such amendments shall be deemed to be approved by the other Lenders and to become effective against such other Lenders on the sixth (6th) Banking Day after such other Lenders have received a true and complete copy of such amendments unless prior to such date the Agent shall have received a written notice from such other Lenders representing the Majority of the Lenders (each acting reasonably) stating that such other Lenders object to any or all of such amendments; provided that (x) if only a portion of such amendments are objected to by the Majority of the Lenders, those amendments which are not objected to by the Majority of the Lenders shall be deemed to be approved by the other Lenders and to become effective against such other Lenders as aforesaid, (y) any such amendments which do not affect any of the material rights and liabilities of such other Lenders under the Documents in any material respect may become effective among the parties to such amending agreement in accordance with the terms thereof and the continued effectiveness of such amendments among such parties shall not be affected by any objection thereto from the other Lenders and (z) for certainty, the Borrower shall at all times be entitled to exercise all of its rights under Section 2.21 with respect to such Sanctioned Lender.

15.12	Further Assurances

The Borrower shall, and shall cause each Subsidiary to, promptly cure any default by it or defect in the execution and delivery of this Agreement, the other Documents or any of the agreements provided for hereunder to which it is a party. Upon request, the Borrower will, at its expense, as promptly as practical, execute and deliver to the Agent, all such other and further deeds, agreements, opinions, certificates, instruments, affidavits, registration materials and other documents (and cause each Subsidiary to take such action) necessary for the Borrower’s compliance with or performance of the covenants and agreements of the Borrower or any Subsidiary in any of the Documents, including this Agreement, or to further evidence and more fully describe the property subject to the Security Interests, privileges and priorities purported to be created by the Security, or to correct any omissions in any of the Documents, or more fully to state the obligations set out herein or in any of the Documents, or to perfect, protect or preserve the Security Interests created pursuant to any of the Documents, or to make any registration, recording, to file any notice or to obtain any consent, all as may be necessary or appropriate in connection therewith, in the judgment of the Agent, acting reasonably.

15.13	Attornment

The parties hereto each hereby attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Alberta in regard to legal proceedings relating to the Documents. For the purpose of all such legal proceedings, this Agreement shall be deemed to have been performed in the Province of Alberta and the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this Agreement. Notwithstanding the foregoing, nothing in this Section shall be construed nor operate to limit the right of any party hereto to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.

15.14	Time of the Essence

Time shall be of the essence of this Agreement.

15.15	Waiver of Jury Trial

To the extent permitted by Applicable Laws, each of the Borrower, the Agent and the Lenders hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to the Documents or the actions of the Agent or any Lender in the negotiation, administration, performance or enforcement thereof.

15.16	Electronic Communications

(1) Any demand, notice or communication to be made or given hereunder may be delivered or furnished by electronic communication (including email and internet or intranet websites) pursuant to procedures approved by the Agent, provided that the foregoing shall not apply to notices to any Lender if such Lender has notified the Agent that it is incapable of receiving notices by electronic communication. The Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular demands, notices or communications.

(2) Unless the Agent otherwise prescribes, demands, notices and other communications sent to an email address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return email or other written acknowledgement), and demands, notices or communications posted to an internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its email address of notification that such notice or communication is available and identifying the website address therefor, provided that, if such demand, notice, email or other communication is not sent within normal business hours of the recipient, such demand, notice or other communication shall be deemed to have been sent at the opening of business on the next Banking Day.

15.17	Platform

(1) The Borrower agrees that the Agent may, but shall not be obligated to, make the Communications (as defined below) available to the Lenders by posting the Communications on Debt Domain, IntraLinks, SyndTrak or a substantially similar electronic transmission system (the “Platform”).

(2) The Platform is provided “as is” and “as available.” The Agent Parties (as defined below) do not warrant the adequacy of the Platform and expressly disclaim liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made by any Agent Party in connection with the Communications or the Platform. In no event shall the Agent or any of its Affiliates (collectively, the “Agent Parties”) have any liability to the Borrower or any of its Subsidiaries, any Lender or any other person for damages of any kind, including direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of the Borrower’s, any Subsidiary’s or the Agent’s transmission of communications through the Platform. “Communications” means, collectively, any notice, demand, communication, information, document or other material that the Borrower or any Subsidiary thereof provides to the Agent pursuant to any Document or the transactions contemplated therein which is distributed to the Agent or any Lender by means of electronic communications pursuant to this Section 15.17, including through the Platform.

15.18	Anti-Money Laundering/Know Your Customer Laws

(1) Each Lender and the Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of Anti-Money Laundering/ Anti- Terrorist Financing Laws and “know your client” Applicable Laws (collectively, including any guidelines or orders thereunder, “AML/KYC Legislation”), it may be required to obtain, verify and record information that identifies the Borrower and its Subsidiaries, which information includes the name and address of each such person and such other information that will allow such Lender or the Agent, as applicable, to identify each such person in accordance with AML/KYC Legislation (including, information regarding such person’s directors, authorized signing officers, or other persons in control of each such person). The Borrower shall promptly provide and cause its Subsidiaries to provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent (for itself and not on behalf of any Lender), or any prospective assignee or participant of a Lender or the Agent, in order to comply with any applicable AML/KYC Legislation, whether now or hereafter in existence.

(2) If, upon the written request of any Lender, the Agent has ascertained the identity of the Borrower or any Subsidiary or any authorized signatories of such person for the purposes of applicable AML/KYC Legislation on such Lender’s behalf, then the Agent:

(a)	shall be deemed to have done so as an agent for such Lender, and this Agreement shall constitute a “written agreement” in such regard between such Lender and the Agent within the meaning of applicable AML/KYC Legislation; and

(b)	shall provide to such Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

(3) Notwithstanding anything to the contrary in this Section 15.18, each of the Lenders agrees that the Agent has no obligation to ascertain the identity of the Borrower or any Subsidiary any authorized signatories of such person, on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from any such person or any such authorized signatory in doing so.

15.19	No Fiduciary Duty

The Agent, each Lender and their respective Affiliates (collectively, solely for purposes of this Section 15.19, the “Lenders”), may have economic interests that conflict with those of the Borrower, its shareholders and/or its Affiliates. The Borrower agrees that nothing in the Documents will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between any Lender, on the one hand, and the Borrower, its shareholders or its Affiliates, on the other hand. The Borrower acknowledges and agrees that (a) the transactions contemplated by the Documents (including the exercise of rights and remedies hereunder and thereunder) are arm’s length commercial transactions between the Lenders, on the one hand, and the Borrower, on the other hand, and (b) in connection therewith and with the process leading thereto, (i) no Lender has assumed an advisory or fiduciary responsibility in favour of the Borrower, its shareholders or its Affiliates with respect to the transactions contemplated hereby (or the exercise of rights or remedies with respect thereto) or the process leading thereto (irrespective of whether any Lender has advised, is currently advising or will advise the Borrower, its shareholders or its Affiliates on other matters) or any other obligation to the Borrower except the obligations expressly set forth in the Documents and (ii) each Lender is acting solely as principal and not as the agent or fiduciary of the Borrower, its management, shareholders, creditors or any other person. The Borrower acknowledges and agrees that the Borrower has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. The Borrower agrees that it will not claim that any Lender has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Borrower, in connection with such transactions or the process leading thereto.

15.20	Credit Agreement Governs

In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the other Documents, the provisions of this Agreement, to the extent of the conflict or inconsistency, shall govern and prevail.

15.21	Acknowledgement and Consent to Bail-In of Affected Financial Institutions

Notwithstanding anything to the contrary in any Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)	the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b)	the effects of any Bail-In Action on any such liability, including, if applicable:

(i)	a reduction in full or in part or cancellation of any such liability;

(ii)	a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Document; or

(iii)	the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority.

15.22	Counterparts; Electronic Execution

This Agreement and each other Document may be executed in one or more counterparts (and by different parties hereto in different counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by facsimile or other electronic transmission of an executed counterpart of a signature page to this Agreement and each other Document shall be effective as delivery of an original executed counterpart of this Agreement and such other Document. The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Agreement or any other Document shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, as provided in Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. The Agent may, in its discretion, require that any such documents and signatures executed electronically or delivered by facsimile or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by facsimile or other electronic transmission.

[The remainder of this page has been intentionally left blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

GREENFIRE RESOURCES LTD.

By:	(signed) “Travis Belak”
	Name:	Travis Belak
	Title:	Vice President, Finance

Signature Page – Greenfire Resources Ltd. Amended and Restated Credit Agreement

LENDERS:

BANK OF MONTREAL

By:	(signed) “Matthew Graf”
	Name:	Matthew Graf
	Title:	Director, Corporate Banking

Signature Page – Greenfire Resources Ltd. Amended and Restated Credit Agreement

NATIONAL BANK OF CANADA

By:	(signed) “Chris Freeman”
	Name:	Chris Freeman
	Title:	Authorized Signatory

By:	(signed) “Adam Lamb”
	Name:	Adam Lamb
	Title:	Authorized Signatory

Signature Page – Greenfire Resources Ltd. Amended and Restated Credit Agreement

ATB FINANCIAL

By:	(signed) “Ebba Jantz”
	Name:	Ebba Jantz
	Title:	Managing Director

By:	(signed) “Kevin Kynoch”
	Name:	Kevin Kynoch
	Title:	Managing Director

Signature Page – Greenfire Resources Ltd. Amended and Restated Credit Agreement

THE BANK OF NOVA SCOTIA

By:	(signed) “Michael Linder”
	Name:	Michael Linder
	Title:	Managing Director

By:	(signed) “Abigail McLatchy”
	Name:	Abigail McLatchy
	Title:	Associate Director

Signature Page – Greenfire Resources Ltd. Amended and Restated Credit Agreement

CANADIAN IMPERIAL BANK OF COMMERCE

By:	(signed) “Ryan Shea”
	Name:	Ryan Shea
	Title:	Executive Director

By:	(signed) “Lorenzo Chiarastella”
	Name:	Lorenzo Chiarastella
	Title:	Director

Signature Page – Greenfire Resources Ltd. Amended and Restated Credit Agreement

ROYAL BANK OF CANADA

By:	(signed) “Bryn Davies”
	Name:	Bryn Davies
	Title:	Authorized Signatory

Signature Page – Greenfire Resources Ltd. Amended and Restated Credit Agreement

THE TORONTO-DOMINION BANK

By:	(signed) “Anil Nayak”
	Name:	Anil Nayak
	Title:	Managing Director

By:	(signed) “Jasper Lee”
	Name:	Jasper Lee
	Title:	Director

Signature Page – Greenfire Resources Ltd. Amended and Restated Credit Agreement

AGENT:

BANK OF MONTREAL, in its capacity as the Agent

By:	(signed) “Matthew Graf”
	Name:	Matthew Graf
	Title:	Director, Corporate Banking

Signature Page – Greenfire Resources Ltd. Amended and Restated Credit Agreement

SCHEDULE A

LENDERS AND COMMITMENTS

Lender	Operating Facility Commitment		Syndicated Facility Commitment
	[Redacted – commitment amounts]
Bank of Montreal

National Bank of Canada

ATB Financial

The Bank of Nova Scotia

Canadian Imperial Bank of Commerce

Royal Bank of Canada

The Toronto-Dominion Bank

Total:	Cdn.$	30,000,000	Cdn.$	245,000,000

SCHEDULE B

ASSIGNMENT AGREEMENT

THIS ASSIGNMENT AGREEMENT (this “Agreement”) is made as of the [●] day of [●], [●]

BETWEEN:

[●]

(hereinafter referred to as the “Assignor”),

OF THE FIRST PART,

- and -

[●]

(hereinafter referred to as the “Assignee”),

OF THE SECOND PART,

- and -

GREENFIRE RESOURCES Ltd., a corporation subsisting under the laws of the Province of Alberta (hereinafter sometimes referred to as the “Borrower”),

OF THE THIRD PART,

- and -

BANK OF MONTREAL, a chartered bank, as agent of the Lenders (hereinafter referred to as the “Agent”),

OF THE FOURTH PART.

WHEREAS the Assignor is a Lender under the amended and restated credit agreement made as of December 19, 2025 (as further amended, modified, supplemented or restated from time to time, the “Credit Agreement”);

AND WHEREAS the Assignor has agreed to assign and transfer to the Assignee certain rights under the Credit Agreement in compliance with the Credit Agreement, and the Assignee has agreed to accept such rights and assume certain obligations of the Assignor under the Credit Agreement;

AND WHEREAS this Agreement is delivered pursuant to section 15.6 of the Credit Agreement.

NOW THEREFORE, in consideration of the premises and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the parties hereby agree as follows:

1.	INTERPRETATION

(a)	In this Agreement, including the recitals, capitalized terms used herein, and not otherwise defined herein, shall have the same meanings attributed thereto as set forth in the Credit Agreement. In addition, the following terms shall have the following meanings:

(i)	“Assigned Commitment” has the meaning set forth in Section 2 hereof;

(ii)	“Assigned Interests” has the meaning set forth in Section 2 hereof;

(iii)	“Assumed Obligations” has the meaning set forth in Section 4 hereof; and

(iv)	“Outstanding SOFR Loans and CORRA Loans” has the meaning set forth in Section 3 hereof.

(b)	The division of this Agreement into Articles, Sections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

(c)	In this Agreement:

(i)	the terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer, unless otherwise specified, to this Assignment Agreement taken as a whole and not to any particular section, subsection or paragraph;

(ii)	words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa; and

(iii)	words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

(d)	This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. The parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the Province of Alberta, without prejudice to the rights of the parties to take proceedings in any other jurisdictions.

(e)	If any provision of this Agreement shall be invalid, illegal or unenforceable in any respect in any jurisdiction, it shall not affect the validity, legality or enforceability of any such provision in any other jurisdiction or the validity, legality or enforceability of any other provision of this Agreement.

2.	ASSIGNMENT OF RIGHTS BY ASSIGNOR

Effective as of the date hereof, the Assignor hereby absolutely assigns and transfers to the Assignee:

(a)	subject as provided in Section 3(a) hereof, [all OR [●]% of all] of the Assignor’s right, title and interest in, to and under each of the outstanding Loans and other Obligations owing by the Borrower to the Assignor under the [Syndicated Facility] OR [Operating Facility], as more particularly described in Exhibit A attached hereto; and

(b)	[all OR [●]%] of the Assignor’s [Syndicated Facility] OR [Operating Facility] Commitment, being Cdn.$[●] of such Commitment (the “Assigned Commitment”),

together with all of the Assignor’s other rights under the Credit Agreement and the other Documents but only insofar as such other rights relate to (a) and (b) above (collectively, the “Assigned Interests”).

3.	OUTSTANDING SOFR LOANS AND CORRA LOANS

(a)	The parties hereby acknowledge that, on the date hereof, SOFR Loans and CORRA Loans accepted by the Assignor and each having terms to maturity ending on or after the date hereof may be outstanding (collectively, the “Outstanding SOFR Loans and CORRA Loans”). Notwithstanding any provision of the Credit Agreement or this Agreement, the Assignee shall have no right, title, benefit or interest in or to any Outstanding SOFR Loans and CORRA Loans. The Assignee shall assume no liability or obligation to the Assignor in respect of such Outstanding SOFR Loans and CORRA Loans.

(b)	From time to time, as the Outstanding SOFR Loans and CORRA Loans mature and Rollovers and Conversions are made by the Borrower in respect thereof, the Assignee shall participate in the Loans effecting such Rollovers and Conversions to the full extent of its Assigned Commitment in its capacity as a Lender.

4.	ASSUMPTION OF OBLIGATIONS BY ASSIGNEE

The Assignee assumes and covenants and agrees to be responsible for all obligations relating to the Assigned Interests to the extent such obligations arise or accrue on or after the date hereof (collectively, the “Assumed Obligations”) and agrees that it will be bound by the Credit Agreement and the other Documents to the extent of the Assumed Obligations as fully as if it had been an original party to the Credit Agreement.

5.	CREDIT AGREEMENT REFERENCES; NOTICES

Effective as of the date hereof:

(a)	the Assignee shall be a Lender for all purposes of the Credit Agreement and the other Documents and all references therein to “Lenders” or “a Lender” shall be deemed to include the Assignee;

(b)	the [Syndicated Facility] OR [Operating Facility] Commitment of the Assignee shall be the Assigned Commitment and all references in the Credit Agreement to “[Syndicated Facility] OR [Operating Facility] Commitment” of the Assignee shall be deemed to be to the Assigned Commitment;

(c)	any demand, notice or communication to be given to the Assignee in accordance with section 15.3 of the Credit Agreement shall be made or given to the following address or telecopy number (until the Assignee otherwise gives notice in accordance with such section 15.3): [●]; and

(d)	Schedule A to the Credit Agreement shall be deemed to be and is hereby amended to the extent necessary to give effect to the assignment of the Assigned Commitment contemplated hereby and to give effect to Sections 5(a), 5(b) and 5(c) hereof.

6.	THE AGENT

Without in any way limiting the provisions of Section 4 hereof, the Assignee irrevocably appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under the Credit Agreement and the other Documents as are delegated to the Agent by the terms thereof, together with such powers as are reasonably incidental thereto, all in accordance with the provisions of the Credit Agreement.

7.	NO ENTITLEMENT TO PRIOR INTEREST OR OTHER FEES

Except as otherwise agreed in writing between the Assignor and the Assignee, notwithstanding any provision of the Credit Agreement or other Documents or any other provision of this Agreement, the Assignee shall have no right, title or interest in or to any interest or fees paid or to be paid to the Assignor under, pursuant to or in respect of:

(a)	the fees paid to the Assignor in respect of the establishment of the Credit Facilities;

(b)	[the fees payable to the Agent pursuant to section 5.8 of the Credit Agreement;] or [Note: Section 7(b) to be inserted for any assignment by the Agent.]

(c)	the Loans, the Credit Facilities or the Credit Agreement for any period of time or in respect of any event or circumstance prior to the date hereof, including, without limitation, any standby fees pursuant to section 5.7 of the Credit Agreement.

For certainty, with respect to the Assigned Interests, the Assignor shall be solely entitled to the interest payable in respect of that portion of the Interest Period of an unmatured SOFR Loan or CORRA Loan, as applicable, occurring prior to the date hereof.

8.	CONSENT OF BORROWER AND AGENT

The Borrower and the Agent each hereby consent to the assignment of the Assigned Interests to the Assignee and the assumption of the Assumed Obligations by the Assignee and agree to recognize the Assignee as a Lender under the Credit Agreement as fully as if the Assignee had been an original party to the Credit Agreement. [The Borrower and the Agent each agree that the Assignor shall have no further liability or obligation in respect of the Assumed Obligations.] [Note: Delete the foregoing square-bracketed language in the case of an assignment to an affiliate of the Assignor or an Approved Fund, as provided in the Credit Agreement, unless the Borrower and the Agent have otherwise agreed that the Assignee shall have no further liability or obligation in respect of the Assumed Obligations.]

9.	REPRESENTATIONS AND WARRANTIES

Each of the parties, other than the Borrower, hereby represents and warrants to the other parties, other than the Borrower, as follows:

(a)	it is duly incorporated and validly subsisting under the laws of its governing jurisdiction;

(b)	it has all necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder and under the Credit Agreement and the other Documents to which it is a party;

(c)	the execution, delivery, observance and performance on its part of this Agreement has been duly authorized by all necessary corporate and other action and this Agreement constitutes a legal, valid and binding obligation of such party enforceable against it in accordance with its terms; and

(d)	all Governmental Authorizations, if any, required for the execution, delivery, observance and performance by it of this Agreement, the Credit Agreement and the other Documents to which it is a party have been obtained and remain in full force and effect, all conditions have been duly complied with and no action by, and no notice to or other filing or registration with any Governmental Authority is required for such execution, delivery, observance or performance.

The Assignor represents and warrants to the Assignee that it has the right to sell to the Assignee the Assigned Interests and that the same are free and clear of all Security Interests. The Assignor also represents and warrants to the Assignee that it has not received written notice of any Default or Event of Default having occurred under the Credit Agreement which is continuing.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and notwithstanding any examinations or investigations which may be made by the parties or their respective legal counsel.

Except as expressly provided herein, the Assignee confirms that this Agreement is entered into by the Assignee without any representations or warranties by the Assignor or the Agent on any matter whatsoever, including, without limitation, on the effectiveness, validity, legality, enforceability, adequacy or completeness of the Credit Agreement or any other Document delivered pursuant thereto or in connection therewith or any of the terms, covenants and conditions therein or on the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower and its Subsidiaries.

10.	ASSIGNEE CREDIT DECISION

The Assignee acknowledges to the Assignor and the Agent that the Assignee has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower and its Subsidiaries, all of the matters and transactions contemplated herein and in the Credit Agreement and other Documents and all other matters incidental to the Credit Agreement and the other Documents. The Assignee confirms with the Assignor and the Agent that it does not rely, and it will not hereafter rely, on the Agent or the Assignor:

(a)	to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower, any Subsidiary of the Borrower or any other person under or in connection with the Credit Agreement and other Documents or the transactions therein contemplated (whether or not such information has been or is hereafter distributed to the Assignee by the Agent); or

(b)	to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower and its Subsidiaries.

The Assignee acknowledges that a copy of the Credit Agreement (including a copy of the Schedules) has been made available to it for review and further acknowledges and agrees that it has received copies of such other Documents and such other information that it has requested for the purposes of its investigation and analysis of all matters related to this Agreement, the Credit Agreement, the other Documents and the transactions contemplated hereby and thereby. The Assignee acknowledges that it is satisfied with the form and substance of the Credit Agreement and the other Documents.

11.	PAYMENTS

Subject as expressly provided herein, the Assignor and the Assignee acknowledge and agree that all payments under the Credit Agreement in respect of the Assigned Interests from and after the date hereof received by the Agent on or after the date hereof shall be the property of the Assignee and the Agent shall be entitled to treat the Assignee as solely entitled thereto. [Note: Revise for an assignment of the Operating Lender, as need be.]

12.	AMENDMENTS AND WAIVERS

Any amendment or modification or waiver of any right under any provision of this Agreement shall be in writing (in the case of an amendment or modification, signed by the parties) and any such waiver shall be effective only for the specific purpose for which given and for the specific time period, if any, contemplated therein. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof and any waiver of any breach of the provisions of this Agreement shall be without prejudice to any rights with respect to any other or further breach.

13.	GENERAL PROVISIONS

(a)	The parties hereto shall from time to time and at all times do all such further acts and things and execute and deliver all such documents as are reasonably required in order to fully perform and carry out the terms of this Agreement.

(b)	The provisions of this Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

(c)	This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one full set of counterparts.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by its duly authorized representative(s) as of the date first above written.

[●], as Assignor

Per:
Name:
Title:

Per:
Name:
Title:

[●], as Assignee

Per:
Name:
Title:

Per:
Name:
Title:

GREENFIRE RESOURCES Ltd.

Per:
Name:
Title:

BANK OF MONTREAL, in its capacity as Agent

Per:
Name:
Title:

Per:
Name:
Title:

SCHEDULE C

COMPLIANCE CERTIFICATE

TO:	Bank of Montreal, in its capacity as agent of the Lenders (the “Agent”)

AND TO:	Each of the Lenders

1.	Reference is made to the amended and restated credit agreement made as of December 19, 2025 between Greenfire Resources Ltd., as Borrower, Bank of Montreal and such other persons party thereto in their capacity as Lenders and the Agent and relating to the establishment of certain credit facilities in favour of the Borrower (as amended, modified, supplemented or restated from time to time, the “Credit Agreement”). Capitalized terms used herein, and not otherwise defined herein, shall have the meanings attributed to such terms in the Credit Agreement.

2.	This Compliance Certificate is delivered to the Agent pursuant to Section 9.1(e)(v) of the Credit Agreement.

3.	The undersigned, [name], [title; must be one of the [president, chief executive officer, chief operating officer, chief financial officer or a vice president]] of the Borrower, hereby certifies that, as of the date of this Compliance Certificate, I have made or caused to be made such investigations as are necessary or appropriate for the purposes of this Compliance Certificate and:

(a)	the unaudited [and audited] consolidated financial statements for the [fiscal quarter OR fiscal year] ending [●], [●] provided to the Agent pursuant to Section 9.1(e)[(iii) OR (iv)] of the Credit Agreement were prepared in accordance with GAAP and present fairly, in all material respects, the consolidated financial position of the Borrower and its Subsidiaries as at the date thereof;

(b)	the representations and warranties made by the Borrower in Section 8.1 of the Credit Agreement are true and accurate in all material respects (save and except for those representations and warranties in Section 8.1 which are already subject to a materiality threshold (such as Material Adverse Effect), which are true and accurate in all respects) as at the date hereof, other than those representations and warranties expressed to be given as of a specified date, and except as has heretofore been notified to the Agent by the Borrower in writing [or except as described in Schedule ______ hereto];

(c)	no event, circumstance or condition has occurred or is continuing which would constitute a Default or Event of Default, except as has heretofore been notified to the Agent by the Borrower in writing in accordance with Section 9.1(h) of the Credit Agreement [or except as described in Schedule ______ hereto];

(d)	as at the end of the aforementioned [fiscal quarter OR fiscal year], the Debt to EBITDA Ratio was [●]:1.00; attached hereto as Exhibit A is a determination of the Debt to EBITDA Ratio as at the end of the aforementioned [fiscal quarter OR fiscal year], together with particulars of each of the definitions and elements included in the determination of the Debt to EBITDA Ratio;

(e)	attached hereto as Exhibit B is a listing of all outstanding Financial Instruments of the Borrower and its Subsidiaries as at the end of the aforementioned [fiscal quarter OR fiscal year];

(f)	attached hereto as Exhibit C is a listing of all letters of credit issued under any LC Facility with a Person that is not the Agent, their maturity dates and a summary of any automatic extension provisions relevant thereto outstanding as at the end of the aforementioned [fiscal quarter OR fiscal year]; and

(g)	attached hereto as Exhibit D is a copy of each current ARO Assessment Report of the Borrower and its Subsidiaries for each Relevant Jurisdiction.

I give this Compliance Certificate on behalf of the Borrower and in my capacity as the [●] [insert title] of the Borrower, and no personal liability is created against or assumed by me in the giving of this Compliance Certificate.

Dated at [●], this [●] day of [●], [●].

Name:
Title:

SCHEDULE D

CONVERSION NOTICE

TO:	[Bank of Montreal, in its capacity as agent of the Lenders (the “Agent”)] OR [Bank of Montreal, in its capacity as an Operating Lender]

DATE:

This Conversion Notice is delivered to you pursuant to the terms and conditions of the amended and restated credit agreement made as of December 19, 2025 between Greenfire Resources Ltd., as Borrower, Bank of Montreal and the other persons party thereto in their capacity as Lenders and [the Agent] OR [Bank of Montreal, as agent of the Lenders] and relating to the establishment of certain credit facilities in favour of the Borrower (as amended, modified, supplemented or restated from time to time, the “Credit Agreement”). Unless otherwise expressly defined herein, capitalized terms set forth in this Conversion Notice shall have the respective meanings set forth in the Credit Agreement.

1.	The Borrower hereby requests a Conversion as follows:

(a)	Conversion Date:

(b)	Conversion of the following Loans under the referenced Credit Facility:

(i)	Type of Loan and Credit Facility (if a CORRA Loan is being converted, please indicate whether such Loan is a Term CORRA Loan or a Daily Compounded CORRA Loan):

(ii)	Amount being converted: (if only part of the maturing Loan is being converted, please indicate)

(iii)	Interest Period maturity (for SOFR Loans and CORRA Loans):

INTO the following Loan under the same Credit Facility:

(iv)	Type of Loan (if a CORRA Loan is being converted, please indicate whether such Loan is a Term CORRA Loan or a Daily Compounded CORRA Loan):

(v)	Interest Period (specify term of SOFR Loans and CORRA Loans):

(c)	Payment, delivery or issuance instructions (if any):

Yours very truly,

Greenfire Resources Ltd.

Per:
Name:
Title:

SCHEDULE E

DRAWDOWN NOTICE

TO:	[Bank of Montreal, in its capacity as agent of the Lenders (the “Agent”)] OR [Bank of Montreal, in its capacity as an Operating Lender]

DATE:

This Drawdown Notice is delivered to you pursuant to the terms and conditions of the amended and restated credit agreement made as of December 19, 2025 between Greenfire Resources Ltd., as Borrower, Bank of Montreal and the other persons party thereto in their capacity as Lenders and [the Agent] OR [Bank of Montreal, as agent of the Lenders] and relating to the establishment of certain credit facilities in favour of the Borrower (as amended, modified, supplemented or restated from time to time, the “Credit Agreement”). Unless otherwise expressly defined herein, capitalized terms set forth in this Drawdown Notice shall have the respective meanings set forth in the Credit Agreement.

1.	The Borrower hereby requests a Drawdown as follows:

(a)	Drawdown Date:

(b)	Amount of Drawdown:

(c)	Type of Loan and Credit Facility (if a CORRA Loan is being requested, please indicate whether such Loan is a Term CORRA Loan or a Daily Compounded CORRA Loan):

(d)	Interest Period (specify term for SOFR Loans, CORRA Loans and Letters of Credit):

(e)	Payment, delivery or issuance instructions (if any):

Yours very truly,

Greenfire Resources Ltd.

Per:
Name:
Title:

SCHEDULE F

REPAYMENT NOTICE

TO:	[Bank of Montreal, in its capacity as agent of the Lenders (the “Agent”)] OR [Bank of Montreal, in its capacity as an Operating Lender]

DATE:

1.	This Repayment Notice is delivered to you pursuant to the terms and conditions of the amended and restated credit agreement made as of December 19, 2025 between Greenfire Resources Ltd., as Borrower, Bank of Montreal and the other persons party thereto in their capacity as Lenders and [the Agent] OR [Bank of Montreal, as agent of the Lenders] and relating to the establishment of certain credit facilities in favour of the Borrower (as amended, modified, supplemented or restated from time to time, the “Credit Agreement”). Unless otherwise expressly defined herein, capitalized terms set forth in this Repayment Notice shall have the respective meanings set forth in the Credit Agreement.

2.	The Borrower hereby gives notice of a repayment as follows:

(a)	Date of repayment:

(b)	Loan(s) and Credit Facility:

(c)	Interest Period maturity (specify for SOFR Loans, CORRA Loans and Letters of Credit):

(d)	Amount being repaid:

Yours very truly,

Greenfire Resources Ltd.

Per:
Name:
Title:

SCHEDULE G

ROLLOVER NOTICE

TO:	[Bank of Montreal, in its capacity as agent of the Lenders (the “Agent”)] OR [Bank of Montreal, in its capacity as an Operating Lender]

DATE:

1.	This Rollover Notice is delivered to you pursuant to the terms and conditions of the amended and restated credit agreement made as of December 19, 2025 between Greenfire Resources Ltd., as Borrower, Bank of Montreal and the other persons party thereto in their capacity as Lenders and [the Agent] OR [Bank of Montreal, as agent of the Lenders] and relating to the establishment of certain credit facilities in favour of the Borrower (as amended, modified, supplemented or restated from time to time, the “Credit Agreement”). Unless otherwise expressly defined herein, capitalized terms set forth in this Rollover Notice shall have the respective meanings set forth in the Credit Agreement.

2.	The Borrower hereby requests a Rollover as follows:

(a)	Rollover Date:

(b)	Amount of Rollover (if only part of a Loan is being rolled over, please indicate):

(c)	Type of Loan and Credit Facility (if a CORRA Loan is being rolled over, please indicate whether such Loan is a Term CORRA Loan or a Daily Compounded CORRA Loan):

(d)	New Interest Period (specify term of SOFR Loans, CORRA Loans and Letters of Credit):

(e)	Payment, delivery or issuance instructions (if any):

Yours very truly,

Greenfire Resources Ltd.

Per:
Name:
Title:

SCHEDULE H-1

GREENFIRE RESOURCES LTD.

GUARANTEE

MADE AS OF [●], 20[●]

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Headings	2
1.3	Number; persons; including	2
1.4	Interest Act (Canada)	3
1.5	Nominal Rates	3
ARTICLE 2 GUARANTEE		3
2.1	Guarantee of Obligations	3
2.2	Indemnity	3
2.3	Guarantor as Principal Obligor	3
2.4	Guarantee Absolute and Unconditional	3
ARTICLE 3 DEALINGS WITH THE SUBSIDIARIES AND OTHERS		5
3.1	No Release	5
3.2	No Exhaustion of Remedies	5
3.3	Evidence of Obligations	5
3.4	No Set-off	6
ARTICLE 4 CONTINUING GUARANTEE		6
4.1	Continuing Guarantee	6
4.2	Revival of Indebtedness	6
ARTICLE 5 DEMAND FOR PAYMENT, EXPENSES AND INTEREST		6
5.1	Demand for Payment	6
5.2	Stay of Acceleration	6
5.3	Expenses	6
5.4	Interest	7
ARTICLE 6 SUBROGATION		7
6.1	Subrogation	7
ARTICLE 7 KEEPWELL		7
7.1	Keepwell	7
ARTICLE 8 POSTPONEMENT		8
8.1	Postponement	8
ARTICLE 9 GENERAL		8
9.1	Waiver of Notices	8
9.2	Benefit of the Guarantee	8
9.3	Foreign Currency Obligations	8
9.4	Payment Net of Withholding Taxes	8
9.5	No Waiver; Remedies	9
9.6	Severability	9
9.7	Amendments and Waivers	9
9.8	Additional Security	9
9.9	Notices	9
9.10	Assignment	10
9.11	Time of Essence	10
9.12	Financial Condition of the Subsidiaries	10
9.13	Acknowledgement of Documentation	10
9.14	Entire Agreement; Conflicts	10
9.15	Governing Law	10
9.16	Attornment	11
9.17	Electronic Execution; Counterparts	11

- i -

GREENFIRE RESOURCES LTD.

GUARANTEE

THIS GUARANTEE is made as of [●], 20[●]

WHEREAS the Guarantor has agreed to provide a guarantee with respect to the Subsidiaries’ Lender Financial Instrument Obligations and the Cash Management Obligations;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the sum of Cdn. $10.00 now paid by the Beneficiaries to the Guarantor and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the Guarantor hereby covenants and agrees with the Beneficiaries as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

(a)	In this Guarantee and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

“Beneficiaries” means, collectively, the Agent, the Lenders, the Cash Managers and the Hedging Affiliates and “Beneficiary” means any of the foregoing.

“Beneficiaries” Counsel” means the firm of Blake, Cassels & Graydon LLP or such other firm of legal counsel as the Agent may from time to time designate in accordance with the Credit Agreement.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Credit Agreement” means the amended and credit agreement made as of December [●], 2025, between the Guarantor, as borrower, Bank of Montreal and such other persons as become parties thereto, as lenders, and Bank of Montreal as agent of such lenders, as the same may be amended, modified, supplemented or restated from time to time in accordance with the provisions thereof.

“Default Rate” means a rate per annum that is equal to (i) in respect of amounts due in Canadian Dollars, the rate of interest then payable under the Credit Agreement on Canadian Prime Rate Loans plus 2.0% per annum or (ii) in respect of amounts due in United States Dollars, the rate of interest then payable under the Credit Agreement on U.S. Base Rate Loans plus 2.0% per annum.

“Documents” means, collectively, the Documents as defined in the Credit Agreement together with any and all Lender Financial Instruments and any and all Cash Management Documents.

“Excluded Swap Obligations” means, with respect to the Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the guarantee of the Guarantor pursuant hereto of, or the grant by the Guarantor of a security interest to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of the Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the guarantee of the Guarantor pursuant hereto or the grant of such security interest becomes effective with respect to such related Swap Obligation; provided that, if a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guarantee or security interest is or becomes illegal.

“Guarantee” means this guarantee, as amended, modified, supplemented or restated from time to time in accordance with the provisions hereof.

“Guarantor” means Greenfire Resources Ltd. and its successors.

“Obligations” means, collectively and at any time and from time to time, (i) all Lender Financial Instrument Obligations of or owing by any one or more of the Subsidiaries to any and all Lenders and Hedging Affiliates (other than any Excluded Swap Obligations), and (ii) all Cash Management Obligations of or owing by any one or more of the Subsidiaries to the Cash Managers, in each case whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again.

“Qualified ECP Guarantor” means, in respect of any Swap Obligation, as applicable, any Subsidiary of the Guarantor (that provides a guarantee to the Agent, the Lenders, the Hedging Affiliates and the Cash Managers) that has total assets exceeding U.S. $10,000,000 at the time the relevant guarantee or grant of the relevant security interest becomes effective with respect to such Swap Obligation or such other person as constitutes an “eligible contract participant” under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another person to qualify as an “eligible contract participant” at such time by entering into a keepwell or guarantee under section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

“Swap Obligation” means, with respect to any Subsidiary, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

(b)	Capitalized words and phrases used in this Guarantee and the recitals hereto without express definition herein shall, unless something in the subject matter or context is inconsistent therewith, have the same defined meanings as are ascribed to such words and phrases in the Credit Agreement. For certainty, if the Credit Agreement ceases to be in force for any reason whatsoever, then for all purposes hereof the aforementioned capitalized words and phrases shall continue to have the same defined meanings set forth in the Credit Agreement as if such agreement remained in force in the form immediately prior to its ceasing to be in force.

1.2	Headings

The division of this Guarantee into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Guarantee. The terms “this Guarantee”, “hereof”, “hereunder” and similar expressions refer to this Guarantee and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Guarantee.

1.3	Number; persons; including

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, limited and unlimited liability companies, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.4	Interest Act (Canada)

Whenever a rate of interest hereunder or under any other Document is calculated on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for the purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

1.5	Nominal Rates

The principle of deemed reinvestment of interest shall not apply to any interest calculation under this Guarantee; all interest payments to be made hereunder shall be paid without allowance or deduction for deemed reinvestment or otherwise, before and after demand, default and judgment. The rates of interest specified in this Guarantee are intended to be nominal rates and not effective rates and any interest calculated hereunder shall be calculated using the nominal rate method and not the effective rate method of calculation.

ARTICLE 2
GUARANTEE

2.1	Guarantee of Obligations

The Guarantor hereby unconditionally and irrevocably guarantees to the Beneficiaries the payment and performance of all of the Obligations, together with interest thereon as provided in Section 5.4.

2.2	Indemnity

If any or all of the Obligations are not duly paid or performed by any Subsidiary and are not recoverable under Section 2.1 for any reason whatsoever, the Guarantor will, as a separate and distinct obligation, indemnify and save harmless the Beneficiaries from and against all losses resulting from the failure of such Subsidiary to pay and perform such Obligations.

2.3	Guarantor as Principal Obligor

If any or all of the Obligations are not duly paid or performed by any Subsidiary and are not recoverable under Section 2.1 or the Beneficiaries are not indemnified under Section 2.2, in each case, for any reason whatsoever, such Obligations shall, as a separate and distinct obligation, be recoverable by the Beneficiaries from the Guarantor as the primary obligor and principal debtor in respect thereof and shall be paid to the Beneficiaries forthwith after demand therefor as provided herein.

2.4	Guarantee Absolute and Unconditional

The liability and obligations of the Guarantor hereunder shall be continuing, unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged, waived, limited or otherwise affected by:

(a)	any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Obligation, security, person or otherwise, including any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release of any of the Obligations, covenants or undertakings of the Subsidiaries under the Documents;

(b)	any modification or amendment of or supplement to the Obligations;

(c)	any loss of or in respect of any security held by or on behalf of the Beneficiaries, whether occasioned by the fault of the Beneficiaries or otherwise, including any release, non-perfection or invalidity of any such security;

(d)	any change in the existence, structure, constitution, name, control or ownership of any Subsidiary or any other person, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting any Subsidiary or any other person or their respective assets;

(e)	the existence of any set-off, counterclaim, claim or other right which the Guarantor or any Subsidiary may have at any time against the Beneficiaries or any other person, whether in connection with the Credit Agreement, this Guarantee, any other Document or any unrelated transaction;

(f)	any provision of Applicable Laws purporting to prohibit or limit the payment by the applicable Subsidiary of any Obligation, and the foregoing is hereby waived by the Guarantor to the extent permitted under Applicable Laws;

(g)	any limitation, postponement, prohibition, subordination or other restriction on the right of a Beneficiary or any other person on a Beneficiary’s behalf, to payment of the Obligations;

(h)	any release, substitution or addition of any other guarantor of the Obligations;

(i)	any defence arising by reason of any failure of any Beneficiary or any other person on a Beneficiary’s behalf to make any presentment, demand or protest or to give any other notice, including notice of all of the following: acceptance of this Guarantee, partial payment or non-payment of all or any part of the Obligations and the existence, creation, or incurring of new or additional Obligations;

(j)	any defence arising by reason of any failure of a Beneficiary or any other person on behalf of a Beneficiary to proceed against any Subsidiary or any other person, or to apply or exhaust any security held from any Subsidiary or any other person for the Obligations, to proceed against, apply or exhaust any security held from the Guarantor or any other person, or to pursue any other remedy available to the Beneficiaries or any other person on behalf of the Beneficiaries;

(k)	any defence arising by reason of the invalidity, illegality or lack of enforceability of the Obligations or any part thereof or of any security or guarantee in support thereof, or by reason of any incapacity, lack of authority, or other defence of any Subsidiary or any other person, or by reason of any limitation, postponement or prohibition on a Beneficiary’s or other person on behalf of a Beneficiary’s rights to payment, or the cessation from any cause whatsoever of the liability of any Subsidiary or any other person with respect to all or any part of the Obligations (other than irrevocable payment to the Beneficiaries in full, in cash, of the Obligations), or by reason of any act or omission of the Beneficiaries or others which directly or indirectly results in the discharge or release of any Subsidiary or any other person or of all or any part of the Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(l)	any defence arising by reason of the failure by a Beneficiary or any other person on behalf of a Beneficiary to obtain, register, perfect or maintain a Security Interest in or upon any property of any Subsidiary or any other person, or by reason of any interest of the Beneficiaries or any other person on behalf of the Beneficiaries in any property, whether as owner thereof or as holder of a Security Interest therein or thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment of any right or recourse to collateral;

(m)	any defence based upon or arising out of an impossibility, impracticality, frustration of purpose, illegality, force majeure or act of government;

(n)	any defence arising by reason of the failure of the Beneficiaries or any other person on behalf of the Beneficiaries to marshal assets;

(o)	to the extent permitted under Applicable Laws, any defence based upon any failure of the Beneficiaries or any other person on behalf of the Beneficiaries to give to any Subsidiary or the Guarantor notice of any sale or other disposition of any property securing any or all of the Obligations or any other guarantee thereof, or any notice that may be given in connection with any sale or other disposition of any such property;

(p)	any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against any Subsidiary or any other person, including any discharge or bar against collection of any of the Obligations; or

(q)	any other law, event or circumstance or any other act or failure to act or delay of any kind by any Subsidiary, the Beneficiaries or any other person, which might, but for the provisions of this Section, constitute a legal or equitable defence to or discharge, limitation or reduction of the Guarantor’s obligations hereunder, other than as a result of the payment or extinguishment in full of the Obligations.

The foregoing provisions apply and the foregoing waivers, to the extent permitted under Applicable Laws, shall be effective even if the effect of any action or failure to take action by the Beneficiaries or any other person on behalf of the Beneficiaries is to destroy or diminish the Guarantor’s subrogation rights, the Guarantor’s right to proceed against any Subsidiary for reimbursement, the Guarantor’s right to recover contribution from any other guarantor or any other right or remedy of the Guarantor.

ARTICLE 3
DEALINGS WITH THE SUBSIDIARIES AND OTHERS

3.1	No Release

The Beneficiaries, without releasing, discharging, limiting or otherwise affecting in whole or in part the Guarantor’s liability and obligations hereunder, may:

(a)	grant time, renewals, extensions, indulgences, releases and discharges to any Subsidiary or any other guarantor or endorser;

(b)	take or abstain from taking security or collateral from any Subsidiary or any other guarantor or endorser or from perfecting security or collateral of any Subsidiary or any other guarantor or endorser;

(c)	accept compromises from any Subsidiary or any other guarantor or endorser;

(d)	subject to the Credit Agreement and the other Documents, apply all money at any time received from any Subsidiary or from security upon such part of the Obligations as the Beneficiaries may see fit or change any such application in whole or in part from time to time as the Beneficiaries may see fit; or

(e)	otherwise deal with any Subsidiary and all other persons and security as the Beneficiaries may see fit.

3.2	No Exhaustion of Remedies

The Beneficiaries shall not be bound or obligated to exhaust their recourse against any Subsidiary or other persons or any securities or collateral it may hold or take any other action (other than to make demand pursuant to Article 5) before the Beneficiaries shall be entitled to demand, enforce and collect payment from the Guarantor hereunder.

3.3	Evidence of Obligations

Any account settled or stated in writing by or between a Beneficiary or the Beneficiaries, as the case may be, and any Subsidiary shall be prima facie evidence that the balance or amount thereof appearing due to the same is so due.

3.4	No Set-off

In any claim by the Beneficiaries against the Guarantor hereunder, the Guarantor shall not claim or assert any set-off, counterclaim, claim or other right that any Subsidiary or the Guarantor may have against one or more of the Beneficiaries.

ARTICLE 4
CONTINUING GUARANTEE

4.1	Continuing Guarantee

This Guarantee shall be a continuing guarantee and shall continue to be effective even if at any time any payment of any of the Obligations is rendered unenforceable or is rescinded or must otherwise be returned by any Beneficiary for any reason whatsoever (including the insolvency, bankruptcy or reorganization of any Subsidiary), all as though such payment had not been made.

4.2	Revival of Indebtedness

If at any time, all or any part of any payment previously received by a Beneficiary and applied to any Obligation must be rescinded or returned by the Beneficiary for any reason whatsoever (including the insolvency, bankruptcy or reorganization of any Subsidiary), such Obligation shall, for the purpose of this Guarantee, to the extent that such payment must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by the Beneficiary, and this Guarantee shall continue to be effective or be reinstated, as the case may be, as to such Obligation as though such application by the Beneficiary had not been made.

ARTICLE 5
DEMAND FOR PAYMENT, EXPENSES AND INTEREST

5.1	Demand for Payment

The Agent shall be entitled to make demand upon the Guarantor at any time during the continuance of an Event of Default and upon any such demand the Agent and the other Beneficiaries may treat all Obligations as due and payable and may forthwith collect from the Guarantor all Obligations. The Guarantor shall make payment to or performance in favour of the Beneficiaries of all Obligations forthwith after demand therefor is made upon the Guarantor by the Beneficiaries as aforesaid.

5.2	Stay of Acceleration

If acceleration of the time for payment of any amount payable by any Subsidiary, as applicable, in respect of the Obligations is stayed upon the insolvency, bankruptcy, arrangement or reorganization of such Subsidiary or any moratorium affecting the payment of the Obligations, all such amounts that would otherwise be subject to acceleration shall nonetheless be payable by the Guarantor hereunder forthwith on demand by the Beneficiaries.

5.3	Expenses

The Guarantor shall pay to the Agent (for the benefit of the Beneficiaries) all reasonable and documented out of pocket costs and expenses, including all reasonable and documented legal fees (on a solicitor and his own client basis) and other expenses incurred by the Beneficiaries from time to time in the enforcement, realization and collection of or in respect of this Guarantee. All such amounts shall be payable by the Guarantor on demand by the Agent.

5.4	Interest

Any payment obligation comprised in the Obligations guaranteed hereunder which is not paid when due hereunder shall bear interest, to the extent not already included in the Obligations, both before and after default or judgment, from the date of demand pursuant to Section 5.1 to the date of payment at the rate or rates provided in the relevant Document for such Obligations or, in the event no such rate is provided for therein, at a rate per annum that is equal to the Default Rate. Any other amounts payable pursuant hereto, including pursuant to Section 5.3, which are not paid when due hereunder shall bear interest, both before and after default or judgment, from the date of demand pursuant to Section 5.1 to the date of payment or reimbursement thereof by the Guarantor at a rate per annum that is equal to the Default Rate. All such interest shall accrue daily and shall be payable by the Guarantor on demand by the Agent.

ARTICLE 6
SUBROGATION

6.1	Subrogation

(a)	Until all of the Obligations have been irrevocably paid in full in cash, the Guarantor shall have no right of subrogation to, and waives to the fullest extent permitted by Applicable Laws, any right to enforce any remedy which the Beneficiaries now have or may hereafter have against any Subsidiary in respect of the Obligations, and until such time the Guarantor waives any benefit of, and any right to participate in, any security, now or hereafter held by the Beneficiaries for the Obligations.

(b)	If (i) the Guarantor performs or makes payment to the Beneficiaries of all amounts owing by the Guarantor under this Guarantee, and (ii) the Obligations are performed and irrevocably paid in full then the Agent will, at the Guarantor’s request, execute and deliver to the Guarantor appropriate documents, without recourse and without representation and warranty, necessary to evidence the transfer by subrogation to the Guarantor of the Beneficiaries’ interest in the Obligations and any security held therefor resulting from such performance or payment by the Guarantor.

ARTICLE 7
KEEPWELL

7.1	Keepwell

To the extent the Guarantor is a Qualified ECP Guarantor, the Guarantor jointly and severally with each other Qualified ECP Guarantor, hereby absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by any Subsidiary of the Guarantor (that provides a guarantee or indemnity to the Beneficiaries) to honour all of its obligations under its Guarantee in respect of Swap Obligations (provided, however, that the Guarantor shall only be liable under this Section for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section, or otherwise under this Guarantee, voidable under Applicable Law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of the Guarantor under this Section shall remain in full force and effect until discharged in accordance with the provisions of this Guarantee. The Guarantor intends that this Section constitute, and this Section shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each Subsidiary of the Guarantor (that provides a guarantee or indemnity to the Beneficiaries) for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

ARTICLE 8
POSTPONEMENT

8.1	Postponement

Upon the occurrence and during the continuance of an Event of Default, all debts, liabilities and obligations, present and future of any Subsidiary to or in favour of the Guarantor shall be and are hereby postponed and subordinated to the prior payment and performance in full of the Obligations. All money received by the Guarantor in respect of such debts, liabilities and obligations during the continuance of an Event of Default shall be received and held in trust for the benefit of the Beneficiaries and upon demand hereunder shall be forthwith paid over to the Beneficiaries, the whole without in any way lessening or limiting the liability and obligations of the Guarantor hereunder and this postponement is independent of the Guarantee and shall remain in full force and effect until payment and performance in full of the Obligations and all obligations of the Guarantor under this Guarantee.

ARTICLE 9
GENERAL

9.1	Waiver of Notices

The Guarantor hereby waives promptness, diligence, presentment, demand of payment, notice of acceptance and any other notice with respect to this Guarantee and the obligations guaranteed hereunder, except for the demand pursuant to Section 5.1.

9.2	Benefit of the Guarantee

This Guarantee shall enure to the benefit of the respective successors and permitted assigns of the Beneficiaries and be binding upon the successors of the Guarantor.

9.3	Foreign Currency Obligations

The Guarantor shall make payment relative to each Obligation in the currency (the “original currency”) in which any Subsidiary is required to pay such Obligation. If the Guarantor makes payment relative to any Obligation to the Beneficiaries in a currency (the “other currency”) other than the original currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment shall constitute a discharge of the liability of the Guarantor hereunder in respect of such Obligation only to the extent of the amount of the original currency which the Beneficiaries are able to purchase with the amount of other currency they receive on the date of receipt in accordance with normal practice. If the amount of the original currency which the Beneficiaries are able to purchase is less than the amount of such currency originally due in respect of the relevant Obligation, the Guarantor shall indemnify and save the Beneficiaries harmless from and against any loss or damage arising as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Guarantee, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Beneficiaries and shall continue in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order. A certificate of a Beneficiary as to any such loss or damage shall constitute prima facie evidence thereof, in the absence of manifest error.

9.4	Payment Net of Withholding Taxes

Except as permitted by Section 7.5 of the Credit Agreement, the Guarantor shall make all payments required hereunder, whether by way of principal, interest or otherwise, without withholding any Taxes. If the Guarantor is required by law to deduct any withholding Taxes from or in respect of any amounts payable under this Guarantee, the provisions of Section 7.5 of the Credit Agreement shall apply, mutatis mutandis.

9.5	No Waiver; Remedies

No failure on the part of the Beneficiaries to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by Applicable Laws.

9.6	Severability

If any provision of this Guarantee is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. To the extent permitted by applicable law the Guarantor hereby waives any provision of law that renders any provision hereof prohibited or unenforceable in any respect.

9.7	Amendments and Waivers

Any provision of this Guarantee may be amended, waived or a consent given in respect thereof with the written concurrence of the Guarantor and the Agent on behalf of the Beneficiaries. Any amendment, waiver or consent by the Agent on behalf of the Beneficiaries under any provision of this Guarantee must be in writing signed by the Agent and may be given subject to any conditions thought fit by the Agent. Any waiver or consent shall be effective only in the instance and for the purpose for which it is given.

9.8	Additional Security

This Guarantee is in addition and without prejudice to any security of any kind (including, without limitation, other guarantees) now or hereafter held by the Beneficiaries or any person on behalf of the Beneficiaries and any other rights or remedies they might have.

9.9	Notices

Any demand, notice or other communication (hereinafter in this Section referred to as a “Communication”) to be given in connection with this Guarantee shall be given in writing and may be given by personal delivery, facsimile or other electronic communication or by registered mail addressed to the recipient as follows:

To the Agent on behalf of the Beneficiaries as follows:

Bank of Montreal, as Agent

250 Yonge Street, 11th Floor

Toronto, Ontario M5B 2L7

Attention: [Redacted – title]

Facsimile: [Redacted – phone number]

Email: [Redacted – email]

To the Guarantor:

Greenfire Resources Ltd.
1900 – 205, 5th Avenue SW

Calgary Alberta T2P 2V7

Attention: [Redacted – name]

Email: [Redacted – email]

or such other address or electronic communication number as may be designated by notice by any party to the other. Any Communication given by personal delivery or facsimile transmission shall be conclusively deemed to have been given on the day of actual delivery or transmittal thereof and, if given by registered mail, on the third day following the deposit thereof in the mail. If the party giving any Communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of mail, any such Communication shall not be mailed but shall be given by personal delivery or facsimile transmission.

9.10	Assignment

The rights of the Beneficiaries under this Guarantee may be assigned by the Beneficiaries in accordance with the provisions of the Credit Agreement and without the consent of the Subsidiaries or the Guarantor during the continuance of an Event of Default and, at all other times, with the prior written consent of the Guarantor (such consent not to be unreasonably withheld). Subject to Section 9.2(j) of the Credit Agreement, the Guarantor may not assign its obligations under this Guarantee without the prior written consent of the Agent (which consent may be withheld in its sole discretion).

9.11	Time of Essence

Time is of the essence with respect to this Guarantee and the time for performance of the obligations of the Guarantor under this Guarantee may be strictly enforced by the Beneficiaries.

9.12	Financial Condition of the Subsidiaries

The Guarantor is fully aware of the financial condition of each of the Subsidiaries and acknowledges that it shall receive a benefit from the Beneficiaries entering into the Documents to which the Beneficiaries are a party. The Guarantor assumes all responsibility for being and keeping itself informed of each of the Subsidiaries’ financial condition and assets, and of all other circumstances bearing upon the risk of non-payment or non-performance of the Obligations and the nature, scope and extent of the risks which Guarantor assumes and incurs hereunder, and agrees that the Beneficiaries shall not have a duty to advise Guarantor of information known to any of them regarding such circumstances or risks.

9.13	Acknowledgement of Documentation

The Guarantor hereby acknowledges receipt of a true and complete copy of the other Documents and all of the terms and conditions thereof.

9.14	Entire Agreement; Conflicts

This Guarantee, the Credit Agreement and the other Documents constitute the entire agreement between the Beneficiaries and the Guarantor with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements between such parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, expressed, implied or statutory, between such parties other than as expressly set forth herein or therein. In the event of any conflict or inconsistency between the provisions of this Guarantee and the provisions of the Credit Agreement, the provisions of the Credit Agreement, to the extent of the conflict or inconsistency, shall govern and prevail.

9.15	Governing Law

This Guarantee shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

9.16	Attornment

The Guarantor and each of the Beneficiaries hereby attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Alberta in regard to legal proceedings relating to this Guarantee. For the purpose of all such legal proceedings, the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this Guarantee. Notwithstanding the foregoing, nothing in this Section shall be construed nor operate to limit the right of the Guarantor or the Beneficiaries to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.

9.17	Electronic Execution; Counterparts

This Guarantee may be executed in one or more counterparts (and by different parties hereto in different counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by facsimile or other electronic transmission of an executed counterpart of a signature page to this Guarantee shall be effective as delivery of an original executed counterpart of this Guarantee. The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Guarantee shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including, without limitation, as provided in Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. The Agent may, in its discretion, require that any such documents and signatures executed electronically or delivered by facsimile or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by facsimile or other electronic transmission.

[The remainder of this page has been intentionally left blank]

IN WITNESS WHEREOF the Guarantor has executed this Guarantee.

GREENFIRE RESOURCES LTD.

Per:
Name:
Title:

Guarantee (Greenfire Resources Ltd. Credit Agreement)

SCHEDULE H-2

[INSERT NAME OF RELEVANT MATERIAL SUBSIDIARY]

GUARANTEE

MADE AS OF [●], 20[●]

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Headings	2
1.3	Number; persons; including	2
1.4	Interest Act (Canada)	3
1.5	Nominal Rates	3
1.6	[References to the Guarantor]	3
ARTICLE 2 GUARANTEE		3
2.1	Guarantee of Obligations	3
2.2	Indemnity	3
2.3	Guarantor as Principal Obligor	3
2.4	Guarantee Absolute and Unconditional	4
ARTICLE 3 DEALINGS WITH THE BORROWER, THE SUBSIDIARIES AND OTHERS		6
3.1	No Release	6
3.2	No Exhaustion of Remedies	6
3.3	Evidence of Obligations	6
3.4	No Set-off	6
ARTICLE 4 CONTINUING GUARANTEE		6
4.1	Continuing Guarantee	6
4.2	Revival of Indebtedness	6
ARTICLE 5 DEMAND FOR PAYMENT, EXPENSES AND INTEREST		7
5.1	Demand for Payment	7
5.2	Stay of Acceleration	7
5.3	Expenses	7
5.4	Interest	7
ARTICLE 6 SUBROGATION		7
6.1	Subrogation	7
ARTICLE 7 REPRESENTATIONS AND WARRANTIES; COVENANTS		8
7.1	Representations and Warranties	8
7.2	Effective Time of Repetition	8
7.3	Nature of Representations and Warranties	8
7.4	Covenants Contained in the Credit Agreement and Other Documents	8
7.5	Keepwell	8
ARTICLE 8 POSTPONEMENT		9
8.1	Postponement	9
ARTICLE 9 GENERAL		9
9.1	Waiver of Notices	9
9.2	Benefit of the Guarantee	9
9.3	Foreign Currency Obligations	9
9.4	Payment Net of Withholding Taxes	9
9.5	No Waiver; Remedies	9
9.6	Severability	9
9.7	Amendments and Waivers	10
9.8	Additional Security	10
9.9	Notices	10
9.10	Assignment	10
9.11	Time of Essence	11
9.12	Financial Condition of the Borrower and the Subsidiaries	11
9.13	Acknowledgement of Documentation	11
9.14	Entire Agreement; Conflicts	11
9.15	Governing Law	11
9.16	Attornment	11
9.17	Electronic Execution; Counterparts	11

- i -

[INSERT NAME OF RELEVANT MATERIAL SUBSIDIARY]

GUARANTEE

THIS GUARANTEE is made as of [●], 20[●].

WHEREAS the Guarantor is a Material Subsidiary of the Borrower;

AND WHEREAS the Guarantor has agreed to provide a guarantee with respect to the Credit Facilities provided by the Lenders to the Borrower pursuant to the Credit Agreement and with respect to the Lender Financial Instrument Obligations and the Cash Management Obligations;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the sum of Cdn. $10.00 now paid by the Beneficiaries to the Guarantor and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the Guarantor hereby covenants and agrees with the Beneficiaries as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

(a)	In this Guarantee and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

“Beneficiaries” means, collectively, the Agent, the Lenders, the Cash Managers and the Hedging Affiliates and “Beneficiary” means any of the foregoing.

“Beneficiaries’ Counsel” means the firm of Blake, Cassels & Graydon LLP or such other firm of legal counsel as the Agent may from time to time designate in accordance with the Credit Agreement.

“Borrower” means Greenfire Resources Ltd. and its successors.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Credit Agreement” means the amended and credit agreement made as of December 19, 2025 between the Borrower, as borrower, Bank of Montreal and such other persons as become parties thereto, as lenders, and Bank of Montreal as agent of such lenders, as the same may be amended, modified, supplemented or restated from time to time in accordance with the provisions thereof.

“Default Rate” means a rate per annum that is equal to (i) in respect of amounts due in Canadian Dollars, the rate of interest then payable under the Credit Agreement on Canadian Prime Rate Loans plus 2.0% per annum or (ii) in respect of amounts due in United States Dollars, the rate of interest then payable under the Credit Agreement on U.S. Base Rate Loans plus 2.0% per annum.

“Documents” means, collectively, the Documents as defined in the Credit Agreement together with any and all Lender Financial Instruments and any and all Cash Management Documents.

“Excluded Swap Obligations” means, with respect to the Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the guarantee of the Guarantor pursuant hereto of, or the grant by the Guarantor of a security interest to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of the Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the guarantee of the Guarantor pursuant hereto or the grant of such security interest becomes effective with respect to such related Swap Obligation; provided that, if a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guarantee or security interest is or becomes illegal.

“Guarantee” means this guarantee, as amended, modified, supplemented or restated from time to time in accordance with the provisions hereof.

“Guarantor” means [INSERT NAME OF RELEVANT MATERIAL SUBSIDIARY] and its successors.

“Obligations” means, collectively and at any time and from time to time, (i) all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Borrower to the Agent and the Lenders under, pursuant or relating to the Credit Agreement and the other Documents (other than this Guarantee) and including all Outstanding Principal and all interest, commissions, legal and other costs, charges and expenses payable by the Borrower under the Credit Agreement and such other Documents, (ii) all Lender Financial Instrument Obligations of or owing by the Borrower and its Subsidiaries (other than the Guarantor) to any and all Lenders and Hedging Affiliates (other than any Excluded Swap Obligations), and (iii) all Cash Management Obligations of or owing by the Borrower and its Subsidiaries (other than the Guarantor) to any and all Cash Managers, in each case, whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again.

“Qualified ECP Guarantor” means, in respect of any Swap Obligation, as applicable, the Borrower and any Subsidiary of the Borrower (other than the Guarantor that provides a guarantee to the Agent, the Lenders, the Hedging Affiliates and the Cash Managers) that has total assets exceeding U.S. $10,000,000 at the time the relevant guarantee or grant of the relevant security interest becomes effective with respect to such Swap Obligation or such other person as constitutes an “eligible contract participant” under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another person to qualify as an “eligible contract participant” at such time by entering into a keepwell or guarantee under section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

“Swap Obligation” means, with respect to the Borrower or any Subsidiary (other than the Guarantor), any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

(b)	Capitalized words and phrases used in this Guarantee and the recitals hereto without express definition herein shall, unless something in the subject matter or context is inconsistent therewith, have the same defined meanings as are ascribed to such words and phrases in the Credit Agreement. For certainty, if the Credit Agreement ceases to be in force for any reason whatsoever, then for all purposes hereof the aforementioned capitalized words and phrases shall continue to have the same defined meanings set forth in the Credit Agreement as if such agreement remained in force in the form immediately prior to its ceasing to be in force.

1.2	Headings

The division of this Guarantee into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Guarantee. The terms “this Guarantee”, “hereof”, “hereunder” and similar expressions refer to this Guarantee and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Guarantee.

1.3	Number; persons; including

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, limited and unlimited liability companies, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.4	Interest Act (Canada)

Whenever a rate of interest hereunder or under any other Document is calculated on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for the purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

1.5	Nominal Rates

The principle of deemed reinvestment of interest shall not apply to any interest calculation under this Guarantee; all interest payments to be made hereunder shall be paid without allowance or deduction for deemed reinvestment or otherwise, before and after demand, default and judgment. The rates of interest specified in this Guarantee are intended to be nominal rates and not effective rates and any interest calculated hereunder shall be calculated using the nominal rate method and not the effective rate method of calculation.

1.6	[References to the Guarantor]

[All references in this Guarantee to representations and warranties by, covenants of, actions and steps by, or the performance of the terms and conditions hereof by the “Guarantor” shall, as the context requires, be and shall be construed as being by the partners of [INSERT NAME OF RELEVANT MATERIAL SUBSIDIARY] on behalf of and in respect of such partnership.] [Note: Insert Section 1.6, with appropriate conforming changes, for a guarantee by a general partnership; insert similar provisions, with additional conforming changes, for a guarantee by a limited partnership, trust or other unincorporated entity.]

ARTICLE 2
GUARANTEE

2.1	Guarantee of Obligations

The Guarantor hereby unconditionally and irrevocably guarantees to the Beneficiaries the payment and performance of all of the Obligations, together with interest thereon as provided in Section 5.4.

2.2	Indemnity

If any or all of the Obligations are not duly paid or performed by the Borrower or any Subsidiary, as applicable, and are not recoverable under Section 2.1 for any reason whatsoever, the Guarantor will, as a separate and distinct obligation, indemnify and save harmless the Beneficiaries from and against all losses resulting from the failure of the Borrower or such Subsidiary to pay and perform such Obligations. [In addition to and without limiting the foregoing, each partner of the Guarantor hereby agrees, on a joint and several basis, to indemnify and hold harmless each of the Beneficiaries, forthwith after demand as provided herein, from and against all losses resulting from the failure of the Borrower or any Subsidiary, as applicable, to pay and perform any or all of the Obligations, it being the express intention of the partners of the Guarantor that each of the partners of the Guarantor shall be jointly and severally liable for the Obligations.] [Note: Insert the foregoing square-bracketed wording in Section 2.2 for any guarantee by a general partnership which includes the Borrower as a partner.]

2.3	Guarantor as Principal Obligor

If any or all of the Obligations are not duly paid or performed by the Borrower or any Subsidiary, as applicable, and are not recoverable under Section 2.1 or the Beneficiaries are not indemnified under Section 2.2, in each case, for any reason whatsoever, such Obligations shall, as a separate and distinct obligation, be recoverable by the Beneficiaries from the Guarantor as the primary obligor and principal debtor in respect thereof and shall be paid to the Beneficiaries forthwith after demand therefor as provided herein.

2.4	Guarantee Absolute and Unconditional

The liability and obligations of the Guarantor hereunder shall be continuing, unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged, waived, limited or otherwise affected by:

(a)	any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Obligation, security, person or otherwise, including any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release of any of the Obligations, covenants or undertakings of the Borrower and its Subsidiaries under the Documents;

(b)	any modification or amendment of or supplement to the Obligations;

(c)	any loss of or in respect of any security held by or on behalf of the Beneficiaries, whether occasioned by the fault of the Beneficiaries or otherwise, including any release, non-perfection or invalidity of any such security;

(d)	any change in the existence, structure, constitution, name, control or ownership of the Borrower, any Subsidiary or any other person, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Borrower, any Subsidiary or any other person or their respective assets;

(e)	the existence of any set-off, counterclaim, claim or other right which the Guarantor, the Borrower or any Subsidiary may have at any time against the Beneficiaries or any other person, whether in connection with the Credit Agreement, this Guarantee, any other Document or any unrelated transaction;

(f)	any provision of Applicable Laws purporting to prohibit or limit the payment by the Borrower or any Subsidiary, as applicable, of any Obligation, and the foregoing is hereby waived by the Guarantor to the extent permitted under Applicable Laws;

(g)	any limitation, postponement, prohibition, subordination or other restriction on the right of a Beneficiary or any other person on a Beneficiary’s behalf, to payment of the Obligations;

(h)	any release, substitution or addition of any other guarantor of the Obligations;

(i)	any defence arising by reason of any failure of any Beneficiary or any other person on a Beneficiary’s behalf to make any presentment, demand or protest or to give any other notice, including notice of all of the following: acceptance of this Guarantee, partial payment or non-payment of all or any part of the Obligations and the existence, creation, or incurring of new or additional Obligations;

(j)	any defence arising by reason of any failure of a Beneficiary or any other person on behalf of a Beneficiary to proceed against the Borrower, any Subsidiary or any other person, or to apply or exhaust any security held from the Borrower, any Subsidiary or any other person for the Obligations, to proceed against, apply or exhaust any security held from the Guarantor or any other person, or to pursue any other remedy available to the Beneficiaries or any other person on behalf of the Beneficiaries;

(k)	any defence arising by reason of the invalidity, illegality or lack of enforceability of the Obligations or any part thereof or of any security or guarantee in support thereof, or by reason of any incapacity, lack of authority, or other defence of the Borrower, any Subsidiary or any other person, or by reason of any limitation, postponement or prohibition on a Beneficiary’s or any other person on behalf of a Beneficiary’s rights to payment, or the cessation from any cause whatsoever of the liability of the Borrower, any Subsidiary or any other person with respect to all or any part of the Obligations (other than irrevocable payment to the Beneficiaries in full, in cash, of the Obligations), or by reason of any act or omission of the Beneficiaries or others which directly or indirectly results in the discharge or release of the Borrower, any Subsidiary or any other person or of all or any part of the Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(l)	any defence arising by reason of the failure by a Beneficiary or any other person on behalf of a Beneficiary to obtain, register, perfect or maintain a Security Interest in or upon any property of the Borrower, any Subsidiary or any other person, or by reason of any interest of the Beneficiaries or any other person on behalf of the Beneficiaries in any property, whether as owner thereof or as holder of a Security Interest therein or thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment of any right or recourse to collateral;

(m)	any defence based upon or arising out of an impossibility, impracticality, frustration of purpose, illegality, force majeure or act of government;

(n)	any defence arising by reason of the failure of the Beneficiaries or any other person on behalf of the Beneficiaries to marshal assets;

(o)	to the extent permitted under Applicable Laws, any defence based upon any failure of the Beneficiaries or any other person on behalf of the Beneficiaries to give to the Borrower, any Subsidiary or the Guarantor notice of any sale or other disposition of any property securing any or all of the Obligations or any other guarantee thereof, or any notice that may be given in connection with any sale or other disposition of any such property;

(p)	any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against the Borrower, any Subsidiary or any other person, including any discharge or bar against collection of any of the Obligations; [or]

(q)	[the fact that the Borrower or any Subsidiary, as applicable, has a general or limited partnership interest in the Guarantor;] [or] [Note: Insert subparagraph (q) if applicable.]

(r)	any other law, event or circumstance or any other act or failure to act or delay of any kind by the Borrower, any Subsidiary, the Beneficiaries or any other person, which might, but for the provisions of this Section, constitute a legal or equitable defence to or discharge, limitation or reduction of the Guarantor’s obligations hereunder, other than as a result of the payment or extinguishment in full of the Obligations.

The foregoing provisions apply and the foregoing waivers, to the extent permitted under Applicable Laws, shall be effective even if the effect of any action or failure to take action by the Beneficiaries or any other person on behalf of the Beneficiaries is to destroy or diminish the Guarantor’s subrogation rights, the Guarantor’s right to proceed against the Borrower or any Subsidiary for reimbursement, the Guarantor’s right to recover contribution from any other guarantor or any other right or remedy of the Guarantor.

ARTICLE 3
DEALINGS WITH THE BORROWER, THE SUBSIDIARIES AND OTHERS

3.1	No Release

The Beneficiaries, without releasing, discharging, limiting or otherwise affecting in whole or in part the Guarantor’s liability and obligations hereunder, may:

(a)	grant time, renewals, extensions, indulgences, releases and discharges to the Borrower, any Subsidiary or any other guarantor or endorser;

(b)	take or abstain from taking security or collateral from the Borrower, any Subsidiary or any other guarantor or endorser or from perfecting security or collateral of the Borrower, any Subsidiary or any other guarantor or endorser;

(c)	accept compromises from the Borrower, any Subsidiary or any other guarantor or endorser;

(d)	subject to the Credit Agreement and the other Documents, apply all money at any time received from the Borrower or any Subsidiary or from security upon such part of the Obligations as the Beneficiaries may see fit or change any such application in whole or in part from time to time as the Beneficiaries may see fit; or

(e)	otherwise deal with the Borrower, any Subsidiary and all other persons and security as the Beneficiaries may see fit.

3.2	No Exhaustion of Remedies

The Beneficiaries shall not be bound or obligated to exhaust their recourse against the Borrower, any Subsidiary or other persons or any securities or collateral it may hold or take any other action (other than to make demand pursuant to Article 5) before the Beneficiaries shall be entitled to demand, enforce and collect payment from the Guarantor hereunder.

3.3	Evidence of Obligations

Any account settled or stated in writing by or between a Beneficiary or the Beneficiaries, as the case may be, and the Borrower or any Subsidiary, as applicable, shall be prima facie evidence that the balance or amount thereof appearing due to the same is so due.

3.4	No Set-off

In any claim by the Beneficiaries against the Guarantor hereunder, the Guarantor shall not claim or assert any set-off, counterclaim, claim or other right that any of the Borrower, any Subsidiary or the Guarantor may have against one or more of the Beneficiaries.

ARTICLE 4
CONTINUING GUARANTEE

4.1	Continuing Guarantee

This Guarantee shall be a continuing guarantee and shall continue to be effective even if at any time any payment of any of the Obligations is rendered unenforceable or is rescinded or must otherwise be returned by any Beneficiary for any reason whatsoever (including the insolvency, bankruptcy or reorganization of the Borrower or any Subsidiary, as applicable), all as though such payment had not been made.

4.2	Revival of Indebtedness

If at any time, all or any part of any payment previously received by a Beneficiary and applied to any Obligation must be rescinded or returned by the Beneficiary for any reason whatsoever (including the insolvency, bankruptcy or reorganization of the Borrower or any Subsidiary, as applicable), such Obligation shall, for the purpose of this Guarantee, to the extent that such payment must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by the Beneficiary, and this Guarantee shall continue to be effective or be reinstated, as the case may be, as to such Obligation as though such application by the Beneficiary had not been made.

ARTICLE 5
DEMAND FOR PAYMENT, EXPENSES AND INTEREST

5.1	Demand for Payment

The Agent shall be entitled to make demand upon the Guarantor at any time during the continuance of an Event of Default and upon any such demand the Agent and the other Beneficiaries may treat all Obligations as due and payable and may forthwith collect from the Guarantor all Obligations. The Guarantor shall make payment to or performance in favour of the Beneficiaries of all Obligations forthwith after demand therefor is made upon the Guarantor by the Beneficiaries as aforesaid.

5.2	Stay of Acceleration

If acceleration of the time for payment of any amount payable by the Borrower or any Subsidiary, as applicable, in respect of the Obligations is stayed upon the insolvency, bankruptcy, arrangement or reorganization of the Borrower or such Subsidiary or any moratorium affecting the payment of the Obligations, all such amounts that would otherwise be subject to acceleration shall nonetheless be payable by the Guarantor hereunder forthwith on demand by the Beneficiaries.

5.3	Expenses

The Guarantor shall pay to the Agent (for the benefit of the Beneficiaries) all reasonable and documented out of pocket costs and expenses, including all reasonable and documented legal fees (on a solicitor and his own client basis) and other expenses incurred by the Beneficiaries from time to time in the enforcement, realization and collection of or in respect of this Guarantee. All such amounts shall be payable by the Guarantor on demand by the Agent.

5.4	Interest

Any payment obligation comprised in the Obligations guaranteed hereunder which is not paid when due hereunder shall bear interest, to the extent not already included in the Obligations, both before and after default or judgment, from the date of demand pursuant to Section 5.1 to the date of payment at the rate or rates provided in the relevant Document for such Obligations or, in the event no such rate is provided for therein, at a rate per annum that is equal to the Default Rate. Any other amounts payable pursuant hereto, including pursuant to Section 5.3, which are not paid when due hereunder shall bear interest, both before and after default or judgment, from the date of demand pursuant to Section 5.1 to the date of payment or reimbursement thereof by the Guarantor at a rate per annum that is equal to the Default Rate. All such interest shall accrue daily and shall be payable by the Guarantor on demand by the Agent.

ARTICLE 6
SUBROGATION

6.1	Subrogation

(a)	Until all of the Obligations have been irrevocably paid in full in cash, the Guarantor shall have no right of subrogation to, and waives to the fullest extent permitted by Applicable Laws, any right to enforce any remedy which the Beneficiaries now have or may hereafter have against the Borrower or any Subsidiary, as applicable, in respect of the Obligations, and until such time the Guarantor waives any benefit of, and any right to participate in, any security, now or hereafter held by the Beneficiaries for the Obligations.

(b)	If (i) the Guarantor performs or makes payment to the Beneficiaries of all amounts owing by the Guarantor under this Guarantee, and (ii) the Obligations are performed and irrevocably paid in full then the Agent will, at the Guarantor’s request, execute and deliver to the Guarantor appropriate documents, without recourse and without representation and warranty, necessary to evidence the transfer by subrogation to the Guarantor of the Beneficiaries’ interest in the Obligations and any security held therefor resulting from such performance or payment by the Guarantor.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES; COVENANTS

7.1	Representations and Warranties

The Guarantor represents and warrants as follows to the Beneficiaries and acknowledges and confirms that the Beneficiaries are relying upon such representations and warranties:

(a)	Status and Authority

It is a [corporation duly incorporated and] OR [limited partnership validly] OR [INSERT OTHER APPROPRIATE DESCRIPTION, AS APPLICABLE] existing under the laws of [INSERT RELEVANT JURISDICTION], is registered to carry on business in all jurisdictions in which the failure to be so registered would reasonably be expected to have a Material Adverse Effect and has all authority, capacity and powers and all material Governmental Authorizations required to carry on its business as now conducted.

(b)	Valid Authorization

The execution, delivery and performance by the Guarantor of this Guarantee and each of the Documents to which it is a party (i) is within the Guarantor’s authority, capacity and power, (ii) has been duly authorized by all necessary [corporate] OR [partnership] OR [INSERT OTHER APPROPRIATE DESCRIPTION, AS APPLICABLE] and other action, (iii) requires no Governmental Authorization or action by or in respect of, or filing with, any Governmental Authority, and (iv) does not contravene or constitute a default under any provision of Applicable Laws, or any agreement or any judgment, injunction, order, decree or other instrument binding upon the Guarantor, or result in the creation or imposition of any Security Interest on any asset of the Guarantor or any of its Subsidiaries (other than pursuant to the Security).

(c)	Enforceability of Documents

This Guarantee and each of the other Documents to which the Guarantor is a party constitute valid and legally binding obligations of the Guarantor, enforceable against the Guarantor in accordance with their respective terms subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors’ rights and to the fact that equitable remedies are only available in the discretion of the court.

7.2	Effective Time of Repetition

All representations and warranties, when repeated or deemed to be repeated hereunder, shall be construed with reference to the facts and circumstances existing at the time of repetition, unless they are stated herein to be made as at the date hereof.

7.3	Nature of Representations and Warranties

The representations and warranties set out in this Guarantee or deemed to be made pursuant hereto shall survive the execution and delivery of this Guarantee notwithstanding any investigations or examinations which may be made by the Beneficiaries or Beneficiaries’ Counsel. Such representations and warranties shall survive until this Guarantee has been terminated.

7.4	Covenants Contained in the Credit Agreement and Other Documents

The Guarantor hereby covenants and agrees with the Beneficiaries that the Guarantor shall observe, perform and comply with any and all of the covenants of the Borrower and its Subsidiaries contained in the Credit Agreement or other Documents that the Borrower or such other Subsidiary agrees that the Guarantor (as a Subsidiary or otherwise) shall observe, perform and comply with.

7.5	Keepwell

To the extent the Guarantor is a Qualified ECP Guarantor, the Guarantor jointly and severally with each other Qualified ECP Guarantor, hereby absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by the Borrower and any Subsidiary of the Borrower (other than the Guarantor and that provides a guarantee or indemnity to the Beneficiaries) to honour all of its obligations under its Guarantee in respect of Swap Obligations (provided, however, that the Guarantor shall only be liable under this Section for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section, or otherwise under this Guarantee, voidable under Applicable Law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of the Guarantor under this Section shall remain in full force and effect until discharged in accordance with the provisions of this Guarantee. The Guarantor intends that this Section constitute, and this Section shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of the Borrower and each other Subsidiary of the Borrower (other than the Guarantor and that provides a guarantee or indemnity to the Beneficiaries) for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

ARTICLE 8
POSTPONEMENT

8.1	Postponement

Upon the occurrence and during the continuance of an Event of Default, all debts, liabilities and obligations, present and future of the Borrower or any Subsidiary, as applicable, to or in favour of the Guarantor shall be and are hereby postponed and subordinated to the prior payment and performance in full of the Obligations. All money received by the Guarantor in respect of such debts, liabilities and obligations during the continuance of an Event of Default shall be received and held in trust for the benefit of the Beneficiaries and upon demand hereunder shall be forthwith paid over to the Beneficiaries, the whole without in any way lessening or limiting the liability and obligations of the Guarantor hereunder and this postponement is independent of the Guarantee and shall remain in full force and effect until payment and performance in full of the Obligations and all obligations of the Guarantor under this Guarantee.

ARTICLE 9
GENERAL

9.1	Waiver of Notices

The Guarantor hereby waives promptness, diligence, presentment, demand of payment, notice of acceptance and any other notice with respect to this Guarantee and the obligations guaranteed hereunder, except for the demand pursuant to Section 5.1.

9.2	Benefit of the Guarantee

This Guarantee shall enure to the benefit of the respective successors and permitted assigns of the Beneficiaries and be binding upon the successors of the Guarantor.

9.3	Foreign Currency Obligations

The Guarantor shall make payment relative to each Obligation in the currency (the “original currency”) in which the Borrower or any Subsidiary, as applicable, is required to pay such Obligation. If the Guarantor makes payment relative to any Obligation to the Beneficiaries in a currency (the “other currency”) other than the original currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment shall constitute a discharge of the liability of the Guarantor hereunder in respect of such Obligation only to the extent of the amount of the original currency which the Beneficiaries are able to purchase with the amount of other currency they receive on the date of receipt in accordance with normal practice. If the amount of the original currency which the Beneficiaries are able to purchase is less than the amount of such currency originally due in respect of the relevant Obligation, the Guarantor shall indemnify and save the Beneficiaries harmless from and against any loss or damage arising as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Guarantee, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Beneficiaries and shall continue in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order. A certificate of a Beneficiary as to any such loss or damage shall constitute prima facie evidence thereof, in the absence of manifest error.

9.4	Payment Net of Withholding Taxes

Except as permitted by Section 7.5 of the Credit Agreement, the Guarantor shall make all payments required hereunder, whether by way of principal, interest or otherwise, without withholding any Taxes. If the Guarantor is required by law to deduct any withholding Taxes from or in respect of any amounts payable under this Guarantee, the provisions of Section 7.5 of the Credit Agreement shall apply, mutatis mutandis.

9.5	No Waiver; Remedies

No failure on the part of the Beneficiaries to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by Applicable Laws.

9.6	Severability

If any provision of this Guarantee is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. To the extent permitted by applicable law, the Guarantor hereby waives any provision of law that renders any provision hereof prohibited or unenforceable in any respect.

9.7	Amendments and Waivers

Any provision of this Guarantee may be amended, waived or a consent given in respect thereof with the written concurrence of the Guarantor and the Agent on behalf of the Beneficiaries. Any amendment, waiver or consent by the Agent on behalf of the Beneficiaries under any provision of this Guarantee must be in writing signed by the Agent and may be given subject to any conditions thought fit by the Agent. Any waiver or consent shall be effective only in the instance and for the purpose for which it is given.

9.8	Additional Security

This Guarantee is in addition and without prejudice to any security of any kind (including, without limitation, other guarantees) now or hereafter held by the Beneficiaries or any person on behalf of the Beneficiaries and any other rights or remedies they might have.

9.9	Notices

Any demand, notice or other communication (hereinafter in this Section referred to as a “Communication”) to be given in connection with this Guarantee shall be given in writing and may be given by personal delivery, facsimile or other electronic communication or by registered mail addressed to the recipient as follows:

To the Agent on behalf of the Beneficiaries as follows:

Bank of Montreal, as Agent

250 Yonge Street, 11th Floor

Toronto, Ontario M5B 2L7

Attention:	[Redacted – title]
Facsimile:	[Redacted – fax number]
Email:	[Redacted – email]

To the Guarantor:

c/o Greenfire Resources Ltd.
1900 – 205, 5th Avenue SW

Calgary Alberta T2P 2V7

Attention:	[Redacted– name]
Email:	[Redacted – email]

or such other address or electronic communication number as may be designated by notice by any party to the other. Any Communication given by personal delivery or facsimile transmission shall be conclusively deemed to have been given on the day of actual delivery or transmittal thereof and, if given by registered mail, on the third day following the deposit thereof in the mail. If the party giving any Communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of mail, any such Communication shall not be mailed but shall be given by personal delivery or facsimile transmission.

9.10	Assignment

The rights of the Beneficiaries under this Guarantee may be assigned by the Beneficiaries in accordance with the provisions of the Credit Agreement and without the consent of the Borrower, the Subsidiaries or the Guarantor during the continuance of an Event of Default and, at all other times, with the prior written consent of the Guarantor (such consent not to be unreasonably withheld). Subject to Section 9.2(j) of the Credit Agreement, the Guarantor may not assign its obligations under this Guarantee without the prior written consent of the Agent (which consent may be withheld in its sole discretion).

9.11	Time of Essence

Time is of the essence with respect to this Guarantee and the time for performance of the obligations of the Guarantor under this Guarantee may be strictly enforced by the Beneficiaries.

9.12	Financial Condition of the Borrower and the Subsidiaries

The Guarantor is fully aware of the financial condition of the Borrower and each of the Subsidiaries and acknowledges that it shall receive a benefit from the Beneficiaries entering into the Documents to which the Beneficiaries are a party. The Guarantor assumes all responsibility for being and keeping itself informed of the Borrower’s and each of the Subsidiaries’ financial condition and assets, and of all other circumstances bearing upon the risk of non-payment or non-performance of the Obligations and the nature, scope and extent of the risks which Guarantor assumes and incurs hereunder, and agrees that the Beneficiaries shall not have a duty to advise Guarantor of information known to any of them regarding such circumstances or risks.

9.13	Acknowledgement of Documentation

The Guarantor hereby acknowledges receipt of a true and complete copy of the Documents and all of the terms and conditions thereof.

9.14	Entire Agreement; Conflicts

This Guarantee, the Credit Agreement and the other Documents constitute the entire agreement between the Beneficiaries and the Guarantor with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements between such parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, expressed, implied or statutory, between such parties other than as expressly set forth herein or therein. In the event of any conflict or inconsistency between the provisions of this Guarantee and the provisions of the Credit Agreement, the provisions of the Credit Agreement, to the extent of the conflict or inconsistency, shall govern and prevail.

9.15	Governing Law

This Guarantee shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

9.16	Attornment

The Guarantor and each of the Beneficiaries hereby attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Alberta in regard to legal proceedings relating to this Guarantee. For the purpose of all such legal proceedings, the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this Guarantee. Notwithstanding the foregoing, nothing in this Section shall be construed nor operate to limit the right of the Guarantor or the Beneficiaries to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.

9.17	Electronic Execution; Counterparts

This Guarantee may be executed in one or more counterparts (and by different parties hereto in different counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by facsimile or other electronic transmission of an executed counterpart of a signature page to this Guarantee shall be effective as delivery of an original executed counterpart of this Guarantee. The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Guarantee shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including, without limitation, as provided in Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. The Agent may, in its discretion, require that any such documents and signatures executed electronically or delivered by facsimile or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by facsimile or other electronic transmission.

[The remainder of this page has been intentionally left blank]

IN WITNESS WHEREOF the Guarantor has executed this Guarantee.

[INSERT NAME OF RELEVANT MATERIAL SUBSIDIARY]

Per:
Name:
Title:

Guarantee of [INSERT NAME OF RELEVANT MATERIAL SUBSIDIARY] (Greenfire Resources Ltd. Credit Agreement)

SCHEDULE H-3

[●]

AMENDED AND RESTATED FLOATING CHARGE DEMAND DEBENTURE

Principal Sum:	$1,000,000,000 Canadian Dollars

Interest Rate:	20.0% per annum

Date:	[●]

Article 1 - PROMISE TO PAY

Promise to Pay

1.1 For value received, the undersigned (the “Debtor”) hereby acknowledges itself indebted and promises to pay ON DEMAND to or to the order of Bank of Montreal in its capacity as agent (in such capacity, the “Agent”) for and on behalf of the Secured Parties under and as defined in the amended and restated credit agreement made as of December 19, 2025, among [the Debtor / Greenfire Resources Ltd.], as borrower, the financial institutions and other persons party thereto as lenders (collectively, the “Lenders”), and Bank of Montreal, as agent (as the same may be amended, amended and restated, modified, supplemented or restated from time to time, the “Credit Agreement”), for the benefit of itself and the other Secured Parties (collectively, the “Beneficiaries”), the principal sum herein stipulated on presentation and surrender of this debenture at the Agent’s offices at 250 Yonge Street, 11th Floor, Toronto, Ontario M5B 2L7, or at such other place as the Agent may designate by notice in writing to the Debtor, and to pay interest thereon from the date hereof at the rate per annum herein stipulated in like money at the same place monthly on the last day of each month; and, if the Debtor should at any time make default in the payment of any principal or interest to pay interest on the amount in default both before and after demand, default and judgment at the same rate in lawful money of Canada at the same place.

1.2 The Agent, on behalf of the Beneficiaries, is the person entitled to receive the principal of and interest on this debenture and all other amounts payable hereunder.

Article 2 - CHARGE

Charge

2.1 As security for the due payment of all money payable hereunder and all other obligations hereunder, the Debtor hereby charges, as and by way of a first floating charge to and in favour of the Agent and its successors and assigns, for the benefit of the Beneficiaries and their respective successors and permitted assigns, all of the undertaking, property and assets of the Debtor, both present and future, of every nature and kind and wherever situate including, without limitation, all of its present and future personal and real property, goodwill, trade-marks, inventions, processes, patents and patent rights, materials, supplies, inventories, motor vehicles, trucks, trailers, machinery, implements, equipment and apparatus of every kind, furniture, rent, revenues, income, money, rights, powers, privileges, franchises, benefits, amenities, contracts, agreements, leases of real and personal property, licenses, permits, book debts, accounts receivable, negotiable and non-negotiable instruments, judgments, securities, investment property, choses in action, unpaid capital and all other property and things of value of every kind and nature, tangible and intangible, legal or equitable, which the Debtor now has, may be possessed of, entitled to, or acquire, by way of amalgamation or otherwise, now or hereafter and any and all proceeds of any of the foregoing.

In this debenture, the mortgages, assignments and charges created and provided for are collectively called the “Charge” and the subject matter of the Charge, is called the “Charged Premises”.

Dealings in the Ordinary Course

2.2 Subject to Section 3.1 hereof and until the Charge becomes enforceable, the Debtor may dispose of or deal with the property and assets subjected to the Charge in the ordinary course of business and for the purpose of carrying on the same, so that purchasers thereof or parties dealing with the Debtor take title thereto free and clear of the Charge.

Last Day; Excluded Assets

2.3 The Charge shall not extend, include or apply to:

(a)	the last day of the term of any lease or agreement to lease but upon the enforcement of the Charge the Debtor shall stand possessed of such last day in trust for the Agent to assign the same to any person acquiring such term in the course of enforcement of the Charge; or

(b)	any Excluded Asset (as defined in the Credit Agreement).

Exception for Certain Contractual Rights

2.4 The Charge does not and shall not extend to, and the Charged Premises shall not include, any agreement, right, franchise, licence or permit (the “Contractual Rights”) to which the Debtor is a party or of which the Debtor has the benefit, to the extent that the creation of the Charge herein would constitute a breach of the terms of or permit any person to terminate the Contractual Rights, but the Debtor shall hold its interest therein in trust for the Agent and shall assign such Contractual Rights to the Agent forthwith upon obtaining the consent of all other parties thereto. The Debtor agrees that it shall, upon the request of the Agent, use all commercially reasonable efforts to obtain any consent required to permit any Contractual Rights to be subjected to the Charge herein.

Crystallization Against Real Property; Attachment

2.5 In respect of real property (and interests therein) subject to the floating charge created by Section 2.1, such floating charge shall become a fixed charge against such property and interests upon the earlier of (a) the Charge becoming enforceable in accordance with Section 4.1 and the Agent giving written notice to the Debtor that the indebtedness secured thereby is forthwith due and payable and that the floating charge has become a fixed charge on the real property and interests therein charged thereby, and (b) the occurrence of any other event which by operation of law would result in the floating charge becoming a fixed charge on the real property and interests therein of the Debtor charged thereby.

2.6 The parties to this debenture have not agreed to postpone the time for attachment of any security interest granted pursuant hereto. The Debtor acknowledges that the Charge hereby created attaches upon the execution of this debenture (or in the case of any future property, upon the date the Debtor has any rights therein), that value has been given by the Beneficiaries and that the Debtor has, or in the case of future property will have, rights in the Charged Premises or the power to transfer rights in the Charged Premises to the Agent.

Article 3 - NEGATIVE PLEDGE

Negative Pledge

3.1 Except as has otherwise been agreed in writing with the Agent, the Debtor shall not create, assume, have outstanding or permit to exist, except in favour of the Agent, any mortgage, charge, pledge, lien, assignment by way of security, security interest or other encumbrance on any part of the Charged Premises.

Article 4 - DEFAULT AND REMEDIES

Default

4.1 If the Debtor makes default in the payment of principal, interest or any other amount payable hereunder or in the due performance of the terms and conditions of Section 3.1 hereof, the Charge shall immediately become enforceable.

Remedies

4.2 (1) Whenever the Charge has become enforceable, the Agent may realize upon the Charged Premises and shall have the following rights and remedies, which rights and remedies may be exercised from time to time separately or in combination and are in addition to and not in substitution for any other rights or remedies the Beneficiaries may have:

(a)	the Agent may by appointment in writing appoint a receiver or receiver and manager (each herein referred to as the “Receiver”) of the Charged Premises and may remove or replace such Receiver from time to time or may institute proceedings in any court of competent jurisdiction for the appointment of a Receiver of the Charged Premises or any part thereof; and the term “Agent” when used in this Section 4.2 shall include any Receiver so appointed and the agents, officers and employees of such Receiver;

(b)	the Agent may take possession of the Charged Premises and require the Debtor to make the Charged Premises available to the Agent;

(c)	the Agent may take such steps as it considers desirable to maintain, preserve or protect the Charged Premises;

(d)	the Agent may carry on or concur in the carrying on of all or any part of the business of the Debtor relating to the Charged Premises;

(e)	the Agent may enforce any rights of the Debtor in respect of the Charged Premises by any manner permitted by law;

(f)	the Agent may sell, lease or otherwise dispose of the Charged Premises by judicial sale, by foreclosure, by public auction, by private tender or by private sale either for cash or upon credit upon such terms and conditions as the Agent may determine and without notice to the Debtor unless required by law and may execute and deliver to the purchaser or purchasers of the Charged Premises or any part thereof a good and sufficient deed or conveyance or deeds or conveyances for the same, any authorized officer of the Agent being hereby constituted the irrevocable attorney of the Debtor for the purpose of making such sale and executing such deeds or conveyances, and any such sale made as aforesaid shall be a perpetual bar both in law and in equity against the Debtor and all other persons claiming all or any part of the Charged Premises by, from, through or under the Debtor;

(g)	subject to requirements of applicable laws, one or more of the Beneficiaries may purchase any of the Charged Premises, whether in connection with a sale made under the power of sale herein contained or pursuant to judicial proceedings or otherwise;

(h)	the Agent may accept the Charged Premises in satisfaction or partial satisfaction of the Charge upon notice to the Debtor of its intention to do so in the manner required by law;

(i)	the Agent may borrow money on the security of the Charged Premises for the purpose of the carrying on of the business of the Debtor or for the maintenance, preservation, protection or realization of the Charged Premises in priority to the Charge;

(j)	the Agent may perform any obligation, covenant or provision under any Secured Document (as defined in the Credit Agreement) and the entire costs thereof are a charge on the Charged Premises and shall be added to the amounts due hereunder and shall be secured by the Charge; and

(k)	the Agent may exercise any other right or remedy permitted by law or equity, including, without limitation, all rights and remedies of a secured party under the Personal Property Security Act (Alberta) or any similar personal property legislation of any jurisdiction in which any of the Charged Premises is located or which, by operation of law, governs or is deemed to govern the Charged Premises.

(2)	The Debtor further agrees with the Agent that:

(a)	the Beneficiaries shall not be liable or responsible for any failure to seize, collect, realize, sell or obtain payment of the Charged Premises and shall not be bound to institute proceedings or to take other steps for the purpose of seizing, collecting, realizing or obtaining possession or payment of the Charged Premises or for the purpose of preserving any rights of the Beneficiaries, the Debtor or any other person, firm or corporation in respect of the Charged Premises;

(b)	the Beneficiaries may grant extensions of time, take, abstain from taking and perfecting and give up securities, accept compositions, grant releases and discharges, release any part of the Charged Premises and otherwise deal with the Debtor, debtors of the Debtor, sureties and others and with the Charged Premises and other securities as the Beneficiaries may see fit without prejudice to the liability of the Debtor to the Beneficiaries or the Beneficiaries’ rights hereunder;

(c)	to facilitate the realization of the Charged Premises, the Agent may enter upon, occupy and use all or any of the premises, buildings and plant comprising the Charged Premises and use all or any of the equipment and other personal property of the Debtor for such time as the Agent requires to facilitate such realization, free of charge (as between the Debtor and the Agent), and the Beneficiaries shall not be liable to the Debtor for any neglect in so doing (other than gross negligence or wilful misconduct on the part thereof) or in respect of any rent, charges or depreciation in connection with such actions;

(d)	the Agent may charge on its own behalf and pay to others all reasonable amounts for expenses incurred and for services rendered in connection with the exercise of the rights and remedies of the Beneficiaries hereunder, including, without limiting the generality of the foregoing, reasonable legal, Receiver and accounting fees and expenses, and in every such case the amounts so paid together with all costs, charges and expenses incurred in connection therewith shall be added to the amounts due hereunder and shall be secured by the Charge;

(e)	the Agent may discharge any claim, lien, mortgage, charge, security interest, encumbrance or any rights of others that may exist or be threatened against the Charged Premises, and in every such case the amounts so paid together with costs, charges and expenses incurred in connection therewith shall be added to the amounts due hereunder and shall be secured by the Charge; and

(f)	any proceeds of realization of the Charged Premises may be applied by the Agent to the payment of expenses in connection with the preservation and realization of the Charged Premises as above described and any balance of such proceeds shall be applied by the Agent to payment of any amount owing by the Debtor to the Agent and the other Beneficiaries in accordance with the Credit Agreement; if there is any surplus remaining, it may be paid to any person having a claim thereto in priority to the Debtor of whom the Agent has knowledge and may be applied or retained as reserves against potential claims that the Agent or the Receiver in good faith believes should be maintained and the balance remaining, if any, shall (subject to applicable law) be paid to the Debtor.

(3) Any Receiver shall be entitled to exercise all rights and powers of the Agent hereunder. To the extent permitted by law, any Receiver shall for all purposes be deemed to be the agent of the Debtor and not of the Agent and the Debtor shall be solely responsible for the Receiver’s acts or defaults and remuneration.

(4) The Debtor hereby irrevocably appoints the Agent attorney on its behalf to sell or transfer the Charged Premises and to execute all instruments, and do all acts, matters and things that may be necessary for carrying out the powers hereby given and for the recovery of all rents and sums of money that may become or are now due or owing to the Debtor in respect of the Charged Premises and for the enforcement of all contracts, covenants or conditions binding on any lessee or occupier of the Charged Premises or on any person in respect of it and this appointment shall take effect if the Charge has become enforceable. The foregoing power of attorney is coupled with an interest.

Article 5 - GENERAL

Expenses

5.1 The Debtor shall pay to the Agent forthwith on demand all reasonable costs, charges and expenses, including all reasonable legal fees, incurred by the Agent in connection with the recovery or enforcement of payment of any moneys owing hereunder whether by realization or otherwise. All such sums, together with interest thereon at the rate set forth in this debenture, shall be added to the amount payable hereunder and shall be secured by the Charge.

Pledge of Debenture

5.2 This debenture may be pledged by the Debtor as security for its indebtedness and liabilities. While this debenture is so pledged, no payment by the Debtor of the whole or any part of any indebtedness secured by this debenture shall reduce the amount owing under this debenture unless specifically appropriated to and noted on this debenture by the Agent at the time of payment.

Not Negotiable

5.3 This debenture is not a negotiable instrument and the rights created hereunder which are exercisable by any holder hereof other than the Agent are no greater than the rights of the Agent, and any holder hereof is subject to the same obligations, duties, liabilities and defences as the Agent would have been subject to.

No Waiver, Remedies

5.4 No failure on the part of the Beneficiaries or the Agent on their behalf to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

Notices

5.5 Any demand, notice or communication to be made or given hereunder shall be in writing and may be made or given by personal delivery, by transmittal, by facsimile transmission or other electronic means of communication addressed to the Debtor as follows:

[c/o] Greenfire Resources Ltd.
1900 – 205, 5th Avenue S.W.
Calgary, Alberta T2P 2V7

Email:	[Redacted – email]
Attention:	[Redacted – name]

or to such other address or electronic communication number as the Debtor may from time to time notify the Agent in writing. Any demand, notice or communication made or given by personal delivery or by facsimile transmission or other electronic means of communication shall be conclusively deemed to have been made or given on the day of actual delivery or transmittal thereof.

Additional Security

5.6 This debenture and the Charge shall be and shall be deemed to have been given in addition to and not in place of any other security now or hereafter held or acquired by the Beneficiaries or for the benefit of the Beneficiaries.

Headings; References to Debenture

5.7 The division of this debenture into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this debenture. The terms “this debenture”, “hereof”, “hereunder” and similar expressions refer to this debenture and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, reference herein to Articles and Sections are to Articles and Sections of this debenture.

Number; Gender; Persons

5.8 In this debenture words importing the singular number only shall include the plural and vice versa, words importing any gender shall include all genders and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

Governing Law

5.9 This debenture shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

Attornment

5.10 The Debtor hereby attorns and submits to the non-exclusive jurisdiction of the courts of the Province of Alberta. For the purpose of all legal proceedings, this debenture shall be deemed to have been performed in the Province of Alberta and the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this debenture. Notwithstanding the foregoing, nothing herein shall be construed nor operate to limit the right of the Debtor or the Beneficiaries to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.

Benefit of the Debenture

5.11 This debenture shall be binding upon the successors and permitted assigns of the Debtor (including, without limitation, any corporation resulting from an amalgamation with the Debtor) except that the Debtor may not assign its obligations under this debenture without the prior written consent of the Agent. This debenture shall benefit the successors and permitted assigns of the Beneficiaries.

Time of the Essence

5.12 Time shall be of the essence with regard to this debenture.

Discharge

5.13 The Debtor shall not be discharged from the Charge, this debenture or any of its obligations hereunder except by a release or discharge in writing signed by the Agent.

Waiver of Financing Statement, Etc.

5.14 The Debtor hereby waives the right to receive from the Agent or the other Beneficiaries a copy of any financing statement, financing change statement or other statement or document filed or registered at any time in respect of this debenture or any verification statement or other statement or document issued by any registry that confirms or evidences registration of or relates to this debenture. The Debtor acknowledges that it has received a copy of this debenture.

No Merger

5.15 No item or part of this debenture shall be merged or be deemed to have been merged in or by any documents, instruments or acknowledgements delivered in connection with this debenture or the Credit Agreement or the other Secured Document (as defined in the Credit Agreement), or any simple contract debt or any judgment, and any realization of or steps taken under or pursuant to any security, instrument or agreement shall be independent of and not create a merger with any other right available to the Beneficiaries under any security, instruments or agreements held by it or at law or in equity. No obligation of the Debtor hereunder shall merge in any judgment relating to any such obligation.

Waivers

5.16 The Debtor agrees that:

(a)	The Land Contract (Actions) Act (Saskatchewan) shall have no application to any action, as defined in that Act, with respect to this debenture or any agreement renewing, extending or collateral to this debenture; and

(b)	The Limitation of Civil Rights Act (Saskatchewan) shall have no application to:

(i)	this debenture;

(ii)	any mortgage, charge or other security made, given or created by this debenture;

(iii)	any agreement or instrument renewing or extending or collateral to this debenture or renewing or extending or collateral to any mortgage, charge or other security referred to or mentioned in sub-division (ii) of this subparagraph (b) of this paragraph; or

(iv)	the rights, powers, remedies of the Agent and of the other Beneficiaries under this debenture or under any mortgage, charge, other security, agreement or instrument referred to or mentioned in sub-division (ii) or sub-division (iii) of the subparagraph (b) of this paragraph.

5.17 To the fullest extent that it may lawfully do so, the Debtor hereby:

(a)	waives the rights, benefits and protection of section 49 of the Law of Property Act (Alberta), as amended, or any successor statute and agrees with section 31 of the Property Law Act (British Columbia), that the doctrine of consideration is not abolished with respect to this Agreement; and

(b)	waives the provisions of the Judgement Interest Act (Alberta).

Severability

5.18 If any provision of this debenture is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. To the extent permitted by applicable law the Debtor hereby waives any provision of law that renders any provision hereof prohibited or unenforceable in any respect.

Credit Agreement

5.19 Notwithstanding anything herein to the contrary, the lien and security interest granted to the Agent pursuant to this debenture and the exercise of any right or remedy by such Agent hereunder are subject to the provisions of the Credit Agreement. In the event of any conflict between the terms of the Credit Agreement and this debenture, the terms of the Credit Agreement will govern.

Amendment and Restatement

5.20 Effective as of the date hereof, the floating charge demand debenture dated September 20, 2023 in the principal amount of $1,000,000,000 Canadian dollars (as amended, supplemented or otherwise modified prior to the date hereof, the “Original Debenture”) granted by the Debtor in favour of Computershare Trust Company of Canada in its capacity as collateral agent (the “Prior Collateral Agent”) under the collateral agent and intercreditor agreement made as of September 20, 2023, as amended, supplemented or modified prior to the date hereof, between, among others, [the Debtor / Greenfire Resources Ltd.], as the company, the [Debtor and the other] guarantors party thereto, the Agent, as administrative agent, The Bank of New York Mellon, as note trustee and the Prior Collateral Agent, as collateral agent, shall be and is hereby amended and restated in the form of this debenture and all of the covenants, representations and warranties on the part of the Debtor under the Original Debenture and all of the claims and causes of action arising against the Debtor in connection therewith, in respect of all matters, events, circumstances and obligations arising or existing prior to the date hereof shall continue, survive and shall not be merged in the execution of this debenture.

5.21 Pursuant to a security assignment agreement dated as of the date hereof, the rights and interests granted to the Prior Collateral Agent under the Original Debenture were assigned and transferred to the Agent, for and on behalf of the Beneficiaries, under the Credit Agreement, the Security and the other Secured Documents (each as defined in the Credit Agreement).

[References to Debtor

5.22 All references in this debenture to representations and warranties by, covenants of, actions and steps by, or the performance of the terms and conditions hereof by the “Debtor” shall, as the context requires, be and shall be construed as being by the general partner of [●] on behalf of and in respect of such limited partnership.]1

Electronic Execution; Counterparts

5.23 This debenture may be executed in one or more counterparts (and by different parties hereto in different counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by facsimile or other electronic transmission of an executed counterpart of a signature page to this debenture shall be effective as delivery of an original executed counterpart of this debenture. The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this debenture shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, as provided in Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. The Agent may, in its discretion, require that any such documents and signatures executed electronically or delivered by facsimile or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by facsimile or other electronic transmission.

[1]	Include for any Debtor that is a limited partnership.

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IN WITNESS WHEREOF the Debtor has executed this debenture.

[●]

Per:
Name:
Title:

Per:
Name:
Title:

Amended and Restated Debenture of [●]

SCHEDULE H-4

[●]

AMENDED AND RESTATED DEBENTURE PLEDGE AGREEMENT made as of [●]

Description of Floating Charge Demand Debenture

Principal Sum:	$1,000,000,000 Canadian Dollars
Interest Rate:	20.0% per annum
Date:	[●]

WHEREAS:

A.	Greenfire Resources Ltd. [(the “Debtor”)], as borrower, the financial institutions party thereto as Lenders and Bank of Montreal, as agent (in such capacity, together with its successors and assigns in such capacity, the “Agent”) are parties to an amended and restated credit agreement dated December 19, 2025 (as amended, amended and restated, supplemented or otherwise modified or restated from time to time, the “Credit Agreement”).

B.	[[●] (the “Debtor”) / the Debtor] issued a floating charge demand debenture dated as of September 20, 2025 (the “Original Debenture”) in the principal amount of $1,000,000,000 Canadian Dollars in favour Computershare Trust Company of Canada in its capacity as collateral agent (in such capacity, the “Prior Collateral Agent”) under the collateral agent and intercreditor agreement made as of September 20, 2023, among [Greenfire Resources Ltd. / the Debtor], as the company, the [Debtor and the other] guarantors party thereto, as guarantors, the Agent, as administrative agent, the Bank of New York Mellon, as note trustee and the Prior Collateral Agent, as collateral agent (the “CAIA”).

C.	The Debtor and the Prior Collateral Agent are parties to a debenture pledge agreement dated as of September 20, 2025 (the “Original Debenture Pledge Agreement”) granted by the Debtor in favor of the Prior Collateral Agent in its capacity as collateral agent under the CAIA.

D.	Pursuant to a security assignment agreement dated as of the date hereof, the rights and interests granted to the Prior Collateral Agent under the Original Debenture and Original Debenture Pledge were assigned and transferred to the Agent, for and on behalf of the Beneficiaries, under the Credit Agreement, the Security and the other Secured Documents.

E.	The Debtor and the Agent have amended and restated the Original Debenture pursuant to an amended and restated floating charge demand debenture dated as of [●] (as amended, amended and restated, supplemented or otherwise modified or restated from time to time, the “Debenture”).

F.	The Debtor and the Agent have agreed to amend and restate the Original Debenture Pledge Agreement on the terms and conditions hereinafter set forth.

C.	The purpose of this Debenture Pledge Agreement is to set forth the terms and conditions upon which the Debenture is to be held by the Agent.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by the Debtor, the Debtor hereby agrees and covenants with the Agent as follows:

1. The Debtor hereby grants a security interest in and deposits with and pledges to the Agent the Debenture to be held by the Agent as general and continuing collateral security for the payment and performance of all present and future obligations, liabilities and indebtedness (absolute or contingent, matured or otherwise) of the Debtor to the Agent and the other Secured Parties (collectively, the “Beneficiaries”) under, pursuant or relating to this Debenture Pledge Agreement, the Credit Agreement and the other Secured Documents, in each case whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again (collectively, the “Obligations”).

2. The Agent shall neither demand payment pursuant to the Debenture nor enforce the security constituted thereby unless the Agent shall be entitled to do so pursuant to the provisions of the Credit Agreement, but thereafter the Agent may at any time exercise and enforce all of the rights and remedies of a holder of the Debenture as if the Agent was the absolute owner thereof without notice to or control by the Debtor, and any such remedy may be exercised separately or in combination with, and shall be in addition to and not in substitution for, any other right or remedy of the Agent and the other Beneficiaries however created, provided that the Agent shall not be bound to exercise any such right or remedy.

3. Subject to the requirements of applicable law, the Agent shall not be bound under any circumstances to realize upon or under the Debenture and shall not be responsible to the Debtor for any loss occasioned by any sale or other dealing with the Debenture or the Charged Premises (as defined in the Debenture) or by the retention of or failure to sell or otherwise deal with the same.

4. The proceeds of or any other amount received pursuant to the Debenture shall be applied by the Agent on account of the Obligations in such order as set out in the Credit Agreement without prejudice to the Agent’s or the other Beneficiaries’ claim upon the Debtor for any deficiency. Subject to the requirements of applicable law, any surplus realized by the Agent in excess of the Obligations shall be paid over to the Debtor.

5. Subject to paragraph 2 hereof, neither the Agent nor any other Beneficiary shall be obliged to exhaust its recourse against the Debtor, any other person or persons, or any other security it may hold with respect to the Obligations before realizing upon, under, or otherwise dealing with the Debenture in such manner as the Agent sees fit. The Agent and the other Beneficiaries may grant extensions of time or other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Debtor and with other parties, sureties or securities as they may see fit, without prejudice to the liability of the Debtor or the Agent’s or the other Beneficiaries’ rights in respect of the Debenture.

6. Notwithstanding the stated interest rate per annum in the Debenture, payment to the Beneficiaries of the relevant interest, fees and other amounts due and payable under the Credit Agreement and the other Secured Documents (other than the Debenture) for any period in respect of the Obligations at the current rate at which the Obligations bear interest for such period pursuant to the Credit Agreement and the other Secured Documents (other than the Debenture) shall be deemed to be payment in satisfaction of the interest payment for the same period under the Debenture.

7. The Debenture shall not operate by way of merger of any of the Obligations and no judgment recovered by the Agent or the other Beneficiaries shall operate by way of merger of or in any way affect the security of the Debenture which is in addition to and not in substitution for any other security now or hereafter held by the Agent or the other Beneficiaries with respect to the Obligations.

8. Notwithstanding the form and terms of the Debenture and the provisions of this Debenture Pledge Agreement, (a) the Agent shall not claim or realize an amount under or in respect of the Debenture in excess of the aggregate Obligations (which shall exclude the stated nominal principal sum of the Debenture and interest payable thereon at the stated nominal rate under the Debenture), due and payable from time to time, of the Debtor to the Agent and the other Beneficiaries and (b) the provisions of this Debenture Pledge Agreement and the Debenture, in particular, but without limitation, Sections 2.2 and 3.1 of the Debenture, are subject to the provisions of the Credit Agreement and the other Secured Documents relating to the subject matter thereof. If there are any express conflicts or inconsistencies between the terms of the Credit Agreement and the Debenture or this Debenture Pledge Agreement, then the terms of the Credit Agreement, and thereafter this Debenture Pledge Agreement (in such order) shall govern in all respects to the extent necessary to eliminate such express conflicts or inconsistencies.

9. Upon payment and satisfaction in full of the Obligations (which shall exclude the stated nominal principal sum of the Debenture and interest payable thereon at the stated nominal rate under the Debenture) and cancellation in full of the Credit Agreement and the other Secured Documents, the Agent shall, when required pursuant to and in accordance with the Credit Agreement, deliver up the Debenture to the Debtor and shall, when required pursuant to and in accordance with the Credit Agreement, execute and deliver to the Debtor releases, discharges and such other instruments as shall be required to effectively discharge the Charge (as defined in the Debenture).

10. Time shall be of the essence with regard to this Debenture Pledge Agreement.

11. Capitalized terms used herein without express definition shall have the same meanings ascribed thereto as are set forth in the Credit Agreement.

12. This Debenture Pledge Agreement shall enure to the benefit of and be binding upon the Debtor, the Agent and the other Beneficiaries and their respective successors and permitted assigns.

13. The Debtor agrees that:

(a)	The Land Contract (Actions) Act (Saskatchewan) shall have no application to any action, as defined in that Act, with respect to this Debenture Pledge Agreement or any agreement renewing, extending or collateral to this Debenture Pledge Agreement; and

(b)	The Limitation of Civil Rights Act (Saskatchewan) shall have no application to:

(i)  this Debenture Pledge Agreement;

(ii)	any security interest made, given or created by this Debenture Pledge Agreement;

(iii)	any agreement or instrument renewing or extending or collateral to this Debenture Pledge Agreement or renewing or extending or collateral to any security interest referred to or mentioned in sub-division (ii) of this subparagraph (b) of this paragraph; or

(iv)	the rights, powers, remedies of the Agent and of the other Beneficiaries under this Debenture Pledge Agreement or under any security interest, agreement or instrument referred to or mentioned in sub-division (ii) or sub-division (iii) of the subparagraph (b) of this paragraph.

14. To the fullest extent that it may lawfully do so, the Debtor hereby:

(a)	waives the rights, benefits and protection of section 49 of the Law of Property Act (Alberta), as amended, or any successor statute and agrees with section 31 of the Property Law Act (British Columbia), that the doctrine of consideration is not abolished with respect to this Agreement; and

(b)	waives the provisions of the Judgement Interest Act (Alberta).

15. The parties hereto each hereby attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Alberta. For the purpose of all legal proceedings, this Debenture Pledge Agreement shall be deemed to have been performed in the Province of Alberta and the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this Debenture Pledge Agreement. Notwithstanding the foregoing, nothing herein shall be construed nor operate to limit the right of either party hereto to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.

16. This Debenture Pledge Agreement shall be governed by and construed in accordance with the laws in force in the Province of Alberta and the federal laws of Canada applicable therein.

17. The Debtor hereby waives the right to receive from the Agent or the other Beneficiaries a copy of any financing statement, financing change statement or other statement or document filed or registered at any time in respect of this Debenture Pledge Agreement or any verification statement or other statement or document issued by any registry that confirms or evidences registration of or relates to this Debenture Pledge Agreement.

18. The Debtor may not assign its obligations under this Debenture Pledge Agreement without the prior written consent of the Agent (which consent may be withheld in its sole discretion).

19. The rights of the Agent under this Debenture Pledge Agreement may only be assigned in accordance with the requirements of the Credit Agreement.

20. No consent or waiver by the Agent in connection with this Debenture Pledge Agreement is binding unless made in writing and signed by an authorized officer of the Agent. Any consent or waiver given under this Debenture Pledge Agreement is effective only in the specific instance and for the specific purpose for which it was given. No waiver of any of the provisions of this Debenture Pledge Agreement constitutes a waiver of any other provision.

21. A failure or delay on the part of the Agent or a Beneficiary in exercising a right or remedy under this Debenture Pledge Agreement does not operate as a waiver of, or impair, any rights or remedies of the Agent or the Beneficiaries however arising. A single or partial exercise of a right or remedy on the part of the Agent or a Beneficiary does not preclude any other or further exercise of that right or remedy or the exercise of any other rights or remedies by the Agent or the Beneficiaries.

22. If any provision of this Debenture Pledge Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. To the extent permitted by applicable law the parties hereby waive any provision of law that renders any provision hereof prohibited or unenforceable in any respect.

23. [All references in this Debenture Pledge Agreement to covenants of, actions and steps by, or the performance of the terms and conditions hereof by the “Debtor” shall, as the context requires, be and shall be construed as being by the general partner of [●] on behalf of and in respect of such limited partnership.]1

24. Effective as of the date hereof, the Original Debenture Pledge Agreement shall be and is hereby amended and restated in the form of this Debenture Pledge Agreement and all of the covenants, representations and warranties on the part of the Debtor under the Original Debenture Pledge Agreement and all of the claims and causes of action arising against the Debtor in connection therewith, in respect of all matters, events, circumstances and obligations arising or existing prior to the date hereof shall continue, survive and shall not be merged in the execution of this Debenture Pledge Agreement.

25. This Debenture Pledge Agreement may be executed in one or more counterparts (and by different parties hereto in different counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by facsimile or other electronic transmission of an executed counterpart of a signature page to this Debenture Pledge Agreement shall be effective as delivery of an original executed counterpart of this Debenture Pledge Agreement. The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Debenture Pledge Agreement shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, as provided in Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. The Agent may, in its discretion, require that any such documents and signatures executed electronically or delivered by facsimile or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by facsimile or other electronic transmission.

[1]	Include for any Debtor that is a limited partnership

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IN WITNESS WHEREOF the Debtor has executed this Debenture Pledge Agreement as of the date first above written.

[●]

Per:
Name:
Title:

Per:
Name:
Title:

ACCEPTED AS OF THE DATE FIRST ABOVE WRITTEN BY:

BANK OF MONTREAL, as Agent

Per:
Name:
Title:

Per:
Name:
Title:

Amended and Restated Debenture Pledge of [●]

SCHEDULE H-5

[●]

AMENDED AND RESTATED GENERAL SECURITY AGREEMENT

THIS AGREEMENT made as of [●]

B E T W E E N:

[●], a [●] under the laws of the Province of Alberta (hereinafter referred to as the “Debtor”)

- and -

BANK OF MONTREAL, a Canadian chartered bank, in its capacity as agent for the benefit of the Beneficiaries (hereinafter referred to as the “Agent”).

WHEREAS the Debtor is party to a general security agreement dated as of September 20, 2023 (the “Original GSA”) between the Debtor and Computershare Trust Company of Canada, in its capacity as collateral agent (the “Prior Collateral Agent”) under the collateral agent and intercreditor agreement made as of September 20, 2023, as amended, supplemented or modified prior to the date hereof, between, among others, [the Debtor / Greenfire Resources Ltd.], as the company, the [Debtor and the other] guarantors party thereto, the Agent, as administrative agent, the Bank of New York Mellon, as note trustee and the Prior Collateral Agent, as collateral agent;

AND WHEREAS pursuant to a security assignment agreement dated as of December 19, 2025, the rights and interests granted to the Prior Collateral Agent under the Original GSA were assigned and transferred to the Agent, for and on behalf of the Beneficiaries, under the Credit Agreement, the Security and the other Secured Documents;

AND WHEREAS the Debtor and the Agent wish to amend and restate the Original GSA on the terms and conditions set forth herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the covenants and agreements herein contained the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals hereto, this Section and any schedules or attachments hereto, unless something in the subject matter or context is inconsistent therewith:

“Account Control Agreement” means, with respect to a securities account, a securities account control agreement between the Debtor, the Agent and the securities intermediary which maintains such securities account on behalf of the Debtor, as the same may be amended, modified, supplemented or restated from time to time.

“Agreement” means this agreement, as amended, modified, supplemented or restated from time to time in accordance with the provisions hereof.

“Beneficiaries” means, collectively, the Agent and the other Secured Parties and “Beneficiary” means any of the Secured Parties or the Agent.

“Charge” means the Security Interests created hereunder.

“Collateral” has the meaning set out in Section 2.1.

“Credit Agreement” means the amended and restated credit agreement made as of December 19, 2025, among [the Debtor / Greenfire Resources Ltd.], as borrower, the financial institutions and other persons party thereto as Lenders, and the Agent, as may be amended, amended and restated, modified, supplemented or restated from time to time.

“Delivery” and the corresponding term “Delivered” when used with respect to Collateral means:

(a)	in the case of Collateral constituting certificated securities, transfer thereof to the Agent or its nominee by physical delivery of the security certificates to the Agent or its nominee, such Collateral to be endorsed for transfer or accompanied by Transfer Documents, all in form and content satisfactory to the Agent;

(b)	in the case of Collateral constituting uncertificated securities, (i) registration thereof on the books and records of the Issuer thereof in the name of the Agent or its nominee or (ii) the execution and delivery by the Issuer thereof of an effective agreement, pursuant to which such Issuer agrees that it will comply with instructions originated by the Agent or its nominee without further consent of the Debtor or any other person;

(c)	in the case of Collateral constituting security entitlements in respect of financial assets deposited in or credited to a securities account, (i) completion of all actions necessary to constitute the Agent or its nominee the entitlement holder with respect to each such security entitlement or (ii) the execution and delivery by the relevant securities intermediary of an effective Account Control Agreement pursuant to which such securities intermediary agrees to comply with entitlement orders originated by the Agent or its nominee without further consent of the Debtor or any other person; and

(d)	in each case such additional or alternative procedures as may hereafter become reasonably appropriate to grant control of, or otherwise perfect a security interest in, any Collateral in favour of the Agent or its nominee.

“Issuer” has the meaning given to that term in the STA.

“Obligations” means, collectively and at any time and from time to time, all Secured Obligations of the Debtor.

“Pledged Issuer” means, at any time, any person which is an Issuer of, or with respect to, any Pledged Securities at such time.

“Pledged Securities” has the meaning set out in paragraph (a) of the definition of “Stock”.

“Receiver” has the meaning set out in Section 6.1(a)(i).

“STA” means the Securities Transfer Act (Alberta), as such legislation may be amended, renamed or replaced from time to time, and includes all regulations from time to time made under such legislation.

“Stock” means:

(a)	all securities (collectively, the “Pledged Securities”) owned by the Debtor, all security certificates, if any, and other instruments and documents evidencing or representing such Pledged Securities, and all dividends, interest, distributions, cash, instruments and other property, income, profits and proceeds from time to time received or receivable upon or otherwise distributed or distributable in respect of or in exchange for any and all of the Pledged Securities;

(b)	all additional or substitute shares of capital stock, partnership interests or other equity interests of any class of any Issuer from time to time issued to or otherwise acquired by the Debtor in any manner in respect of Pledged Securities, the security certificates, if any, and other instruments representing such additional or substitute shares, and all dividends, interests, distributions, cash, instruments and other property, income, profits and proceeds from time to time received or receivable upon or otherwise distributed or distributable in respect of or in exchange for any or all of such additional or substitute shares; and

(c)	to the extent not otherwise included in the foregoing, all proceeds thereof.

“Transfer Documents” means, with respect to the transfer of Pledged Securities or other Stock, stock transfers, powers of attorney or other instruments of transfer, in each case, executed in blank and in form and substance as may be required (from time to time) by the Agent, acting reasonably.

“ULC” means an Issuer that is an unlimited company, unlimited liability corporation or unlimited liability company.

“ULC Laws” means the Companies Act (Nova Scotia), the Business Corporations Act (Alberta), the Business Corporations Act (British Columbia), and any other present or future laws governing ULCs.

“ULC Shares” means shares or other equity interests in the capital stock of a ULC.

1.2 Definitions used in the Credit Agreement

Capitalized terms used herein without express definition shall, unless something in the subject matter or context is inconsistent therewith, have the same meanings as are ascribed to such terms in the Credit Agreement.

1.3 Personal Property Security Act Definitions

The terms “accessions”, “accounts”, “certificated security”, “chattel paper”, “documents of title”, “financial asset”, “goods”, “instruments”, “intangibles”, “inventory”, “investment property”, “money”, “proceeds”, “securities account”, “securities intermediary”, “security”, “security certificate”, “security entitlement” and “uncertificated security”, whenever used herein shall have the meanings given to those terms in the Personal Property Security Act (Alberta) (the “PPSA”), including the regulations thereunder, as now enacted or as the same may from time to time be amended, re-enacted or replaced.

1.4 Headings and References

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, reference herein to Articles and Sections are to Articles and Sections of this Agreement.

1.5 Included Words

In this Agreement words importing the singular number only shall include the plural and vice versa, words importing any gender shall include all genders, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.6 References to Statutes and Documents; Successors

In this Agreement:

(a)	any reference to a statute will include and will be deemed to be a reference to the regulations made pursuant to it, and to all amendments made to the statute and regulations in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding the statute referred to or the relevant regulation;

(b)	references herein to any document, instrument or agreement means such document, instrument or agreement as originally executed, as modified, amended, supplemented or restated from time to time; and

(c)	any reference to a person will include and will be deemed to be a reference to any person that is a successor to that person.

1.7 Calculation of Interest

Whenever a rate of interest hereunder is calculated on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for the purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

1.8 Schedules

Any schedule to this Agreement is incorporated by reference and shall be deemed to be part of this Agreement.

1.9 [References to Debtor

All references in this Agreement to representations and warranties by, covenants of, actions and steps by, or the performance of the terms and conditions hereof by the “Debtor” shall, as the context requires, be and shall be construed as being by the general partner of [●] on behalf of and in respect of such limited partnership.]1

ARTICLE 2
GRANT OF SECURITY

2.1 Security

As general and continuing security for the payment and performance of the Obligations, the Debtor hereby pledges, hypothecates, assigns, charges, conveys, sets over and transfers unto the Agent for the benefit of the Beneficiaries and does hereby grant to the Agent for the benefit of the Beneficiaries a continuing security interest in and to all of the present and future undertaking, assets and property of the Debtor, both real and personal, including, without limitation, all present and after-acquired personal property of the Debtor (collectively, the “Collateral”), and as further general and continuing security for the payment and performance of the Obligations, the Debtor hereby assigns the Collateral to the Agent and mortgages and charges the Collateral to the Agent (with respect to real property, as and by way of a floating charge). Without limiting the generality of the foregoing, the Collateral shall include all right, title and interest that the Debtor now has, may be possessed of, entitled to, or acquire, by way of amalgamation or otherwise, now or hereafter or may hereafter have in all property of the following kinds:

(a)	Accounts Receivable: all debts, accounts, accounts receivables, claims and choses in action which are now or which may hereafter become due, owing or accruing due to the Debtor (collectively, the “Receivables”);

(b)	Inventory: all inventory of whatever kind and wherever situated including, without limiting the generality of the foregoing, all goods held for sale or lease, or furnished or to be furnished under contracts for service, or that are work in progress, or that are raw materials used or consumed in the business of the Debtor (collectively, the “Inventory”);

(c)	Equipment: all goods, machinery, equipment, fixtures, furniture, plant, vehicles and other tangible personal property which are not Inventory, including, without limiting the generality of the foregoing, the tangible personal property described in any schedule hereto executed by both the Debtor and the Agent;

(d)	Chattel Paper: all chattel paper;

(e)	Documents of Title: all warehouse receipts, bills of lading and other documents of title, whether negotiable or not;

1	Include for any Debtor that is a limited partnership.

(f)	Investment Property and Instruments: all of the following (being collectively referred to herein as the “Investment Property Collateral”):

(i)	all securities accounts in the name of the Debtor, including any and all assets of whatever type or kind deposited in or credited to such securities accounts, including all financial assets, all security entitlements related to such financial assets, and all security certificates and other certificates and instruments from time to time representing or evidencing the same, and all dividends, whether in shares, money or property, interest, distributions, cash and other property from time to time received or receivable upon or paid or payable on account of any return on, or repayment of, capital or otherwise distributed or distributable in respect of or in exchange for any or all of the foregoing;

(ii)	all Stock;

(iii)	all financial assets;

(iv)	all security entitlements;

(v)	all other property that may at any time be received or receivable or otherwise distributed or distributable to or for the account of the Debtor in respect of, in substitution for, in addition to or in exchange for, any of the foregoing; and

(vi)	all proceeds in respect of the foregoing described in this subparagraph (f) and all rights and interest of the Debtor in respect thereof or evidenced thereby including all money received or receivable from time to time by the Debtor in connection with the sale of any of the foregoing (including all proceeds received or receivable in connection with the redemption or purchase for cancellation of any of the Pledged Securities);

(g)	Intangibles: all intangibles not described in Section 2.1(a) including, without limiting the generality of the foregoing, all goodwill, patents, trademarks, copyrights and other intellectual property;

(h)	Money: all coins or bills or other medium of exchange adopted for use as part of the currency of Canada or of any foreign government;

(i)	Books, Records, Etc.: all books, papers, accounts, invoices, documents and other records in any form evidencing or relating to any of the property described in Sections 2.1(a) to (h) inclusive, and all contracts, securities, instruments and other rights and benefits in respect thereof;

(j)	Substitutions, Etc.: all replacements of, substitutions for and increases, additions and accessions to any of the property described in Sections 2.1(a) to (i) inclusive; and

(k)	Proceeds: all proceeds of the property described in Sections 2.1(a) to (j) inclusive including, without limiting the generality of the foregoing, all personal property in any form or fixtures derived directly or indirectly from any dealing with such property or that indemnifies or compensates for the loss of or damage to such property;

provided that the Charge shall not: (i) extend, include or apply to any of the Excluded Assets, (ii) extend, include or apply to the last day of the term of any lease now held or hereafter acquired by the Debtor, but should the Agent enforce the said Charge, the Debtor shall thereafter stand possessed of such last day and shall hold it in trust to assign the same to any person acquiring such term in the course of the enforcement of the said Charge, (iii) render the Agent or any other Beneficiary liable to observe or perform any term, covenant or condition of any agreement, document or instrument to which the Debtor is a party or by which it is bound, or (iv) extend to, and the Collateral shall not include any agreement, right, franchise, licence or permit (the “Contractual Rights”) to which the Debtor is a party or of which the Debtor has benefit, to the extent that the creation of the Charge herein would constitute a breach of the terms of, or permit any person to terminate, the Contractual Rights, but the Debtor shall hold its interest therein in trust for the Agent and shall assign such Contractual Rights to the Agent forthwith upon obtaining the consent of all other parties thereto. The Debtor agrees that it shall, upon the request of the Agent, use all commercially reasonable efforts to obtain any consent required to permit any Contractual Rights to be subjected to the Charge herein.

2.2 Security Interest Absolute

The Charge granted hereby and all rights of the Agent hereunder and all obligations of the Debtor hereunder are unconditional and absolute and independent and separate from any other security for the Obligations, whether executed by the Debtor or any other person.

2.3 Continuing Liability of Debtor

This Agreement and the Charge granted hereby is granted as collateral security only and will not subject the Agent or the other Beneficiaries to, or transfer or in any way affect or modify, any obligation or liability of the Debtor with respect to any of the Collateral or any transaction in connection therewith.

2.4 Delivery of Investment Property Collateral; Registration in Name of Agent

Subject to Section 2.5 and upon request of the Agent, all Investment Property Collateral shall be Delivered immediately to the Agent or its nominee, including all security certificates, instruments or other documents representing or evidencing the Investment Property Collateral, which shall be endorsed for transfer in blank by the Debtor and accompanied by Transfer Documents, all as satisfactory to the Agent, acting reasonably. The Agent may, at its option, cause all or any of the Investment Property Collateral to be registered in the name of the Agent or its nominee.

2.5 Subsequently Acquired Investment Property Collateral

To the extent the Debtor has or acquires, by way of amalgamation or otherwise, any additional Investment Property Collateral at any time or from time to time after the date hereof, such Investment Property Collateral will automatically (and without any further action being required to be taken by the Agent) be subject to the Charge created hereby. The Debtor will take, or cause to be taken, to the extent it has previously received a request of the Agent to have Investment Property Collateral Delivered to it pursuant to Section 2.4, as promptly as practicable and, in any event within 10 Banking Days (or such longer period as may be agreed to by the Agent in its sole discretion) after it obtains such additional Investment Property Collateral, in each case, all steps and actions as the Agent deems necessary to ensure that the additional Investment Property Collateral is Delivered to the Agent, including, without limitation, delivery to the Agent of any security certificates comprising such additional Investment Property Collateral, accompanied by Transfer Documents.

2.6 Attachment of Security Interest

The Debtor acknowledges that the Charge hereby created attaches upon the execution of this Agreement (or in the case of any future property, upon the date the Debtor has any rights therein), that value has been given by the Beneficiaries and that Debtor has, or in the case of future property will have, rights in the Collateral or the power to transfer rights in the Collateral to the Agent.

ARTICLE 3
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE DEBTOR

3.1 Representations and Warranties

The Debtor hereby represents and warrants to the Agent and the other Beneficiaries that (and acknowledges that the Agent and the other Beneficiaries are relying on the same):

(a)	the Debtor’s chief executive office (as such term is utilized in the PPSA) is located at 1900 – 205, 5th Avenue S.W., Calgary, Alberta T2P 2V7;

(b)	as at the date hereof, all of the material tangible property and assets of the Debtor, real or personal, are located in the Province of Alberta;

(c)	no Investment Property Collateral is in the possession or control of any person asserting a claim thereto or Security Interest therein, except that the Agent or its nominee or a securities intermediary acting on its behalf may have possession or control of the Investment Property Collateral; and

(d)	no effective financing statement or other instrument similar in effect covering all or any part of the Collateral and made, consented to or known by the Debtor is on file in any recording office, except such as may have been filed in favour of the Agent relating to this Agreement or any other Security or except such as has been agreed to in writing by the Beneficiaries.

3.2 Survival of Representations and Warranties

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement notwithstanding any investigations or examinations which may be made by any of the Beneficiaries or their legal counsel and other representatives. Such representations and warranties shall survive until this Agreement has been terminated and discharged in accordance with Section 7.8 hereof.

3.3 Covenants

The Debtor covenants with the Agent that the Debtor shall:

(a)	not (i) change its name, its chief executive office, the province or provinces in which any of its tangible property and assets, real or personal, are located (except to locations where all registrations, filings and recordings necessary or desirable (as determined by Lenders’ counsel, acting reasonably) to preserve, protect and perfect the Charge have previously been made and completed) or its jurisdiction of subsistence or (ii) continue or amalgamate into, or otherwise be organized under, another jurisdiction, in each case, without giving 15 days’ prior written notice thereof to the Agent (or such shorter period as may be agreed to by the Agent);

(b)	from time to time forthwith at the request of the Agent execute and deliver all such financing statements, schedules, assignments and documents, and do all such further acts and things as may be reasonably required by the Agent to effectively carry out the full intent and meaning of this Agreement, including, without limitation, to enforce the Charge and remedies provided hereunder, or to better evidence and perfect the Charge, and, upon the occurrence of an Event of Default that is continuing, the Debtor hereby irrevocably constitutes and appoints the Agent, or any receiver or receiver and manager appointed by the court or the Agent, the true and lawful attorney of the Debtor, with full power of substitution, to do any of the foregoing in the name of the Debtor whenever and wherever the Agent or any such Receiver may consider it to be necessary or expedient, and such appointment of the Agent as the Debtor’s attorney is coupled with an interest and is irrevocable;

(c)	pay to the Agent forthwith upon demand all reasonable costs and expenses (including, without limiting the generality of the foregoing, all reasonable legal, Receiver’s and accounting fees and expenses) incurred by or on behalf of the Agent in connection with the preparation, execution and perfection of this Agreement and the carrying out of any of the provisions of this Agreement including, without limiting the generality of the foregoing, protecting and preserving the Charge and enforcing by legal process or otherwise the remedies provided herein; and all such costs and expenses shall be added to and form part of the Obligations secured hereunder; and

(d)	provide to the Agent, promptly upon request, all information and evidence the Agent may reasonably request concerning the Collateral to enable the Agent to enforce the provisions hereof.

ARTICLE 4
ACCOUNT DEBTORS

4.1 Notification of Account Debtors

Following an Event of Default that has occurred and is continuing, the Agent may give notice of this Agreement and the Charge granted hereby to any account debtors of the Debtor or to any other person liable to the Debtor and may give notice to any such account debtors or other person to make all further payments to the Agent, and, after the occurrence and during the continuance of an Event of Default, any payment or other proceeds of Collateral received by the Debtor from account debtors or from any other person liable to the Debtor whether before or after any notice is given by the Agent shall be held by the Debtor in trust for the Agent and forthwith paid over to the Agent on request.

ARTICLE 5
DEALINGS WITH INVESTMENT PROPERTY COLLATERAL

5.1 Rights and Duties of Agent

(1) The Agent may perform any of its rights and duties hereunder by or through agents and is entitled to retain counsel and to act in reliance upon the advice of such counsel concerning all matters pertaining to its rights and duties hereunder.

(2) In the holding of the Investment Property Collateral, the Agent and any nominee on its behalf is only bound to exercise the same degree of care as the Agent would exercise with respect to similar property of its own of similar value held in the same place. The Agent and any nominee on its behalf will be deemed to have exercised reasonable care with respect to the custody and preservation of the Investment Property Collateral if it takes such action for that purpose as the Debtor reasonably requests in writing, but failure of the Agent or its nominee to comply with any such request will not of itself be deemed a failure to exercise reasonable care.

(3) The powers conferred on the Agent hereunder with respect to Investment Property Collateral are solely to protect its interest in the Investment Property Collateral and shall not impose any duty upon it to exercise any such powers. Except for the safe custody of any Investment Property Collateral in its or its nominees’ possession and the accounting for moneys actually received by it or its nominees thereunder, the Agent shall have no duty as to any Investment Property Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Investment Property Collateral and no such duties shall be implied as arising hereunder.

5.2 Voting and Other Rights

(1) Unless an Event of Default has occurred which is continuing, the Debtor is entitled to exercise, either directly or, if the Investment Property Collateral is registered in the name of the Agent or its nominee, by power of attorney or proxy, all the rights and powers of a holder of such Investment Property Collateral including the voting rights from time to time exercisable in respect of the Investment Property Collateral and to give proxies, consents, ratifications and waivers in respect thereof. If the Investment Property Collateral has been registered in the name of the Agent or its nominee, the Agent will execute and deliver (or cause to be executed and delivered) to the Debtor such proxies, directions and other instruments as the Debtor may request for the purpose of giving effect to the foregoing. No such action may be taken by the Debtor if it would be prejudicial to the interests of any of the Beneficiaries or would violate or be inconsistent with this Agreement, the Credit Agreement or any other Secured Document or would have the effect of reducing the value of the Investment Property Collateral as security for the Obligations or would have the effect of imposing any restriction on the transferability of any of the Investment Property Collateral.

(2) Upon the occurrence of an Event of Default which is continuing, the Agent may give the Debtor a notice prohibiting the Debtor from exercising the rights and powers of a holder of the Investment Property Collateral, including the voting rights in respect of the Investment Property Collateral, at which time all such rights of the Debtor will cease immediately and the Agent will have the right to exercise the rights and powers related to such Investment Property Collateral, including the right to vote.

5.3 Distributions

(1) Unless an Event of Default has occurred which is continuing:

(a)	the Debtor is entitled to receive all dividends, distributions, interest payments or other payments in respect of the Investment Property Collateral; and

(b)	if the Investment Property Collateral has been registered in the name of the Agent or its nominee, the Agent will execute and deliver (or cause to be executed and delivered) to the Debtor all directions and other instruments as the Debtor may request for the purpose of enabling the Debtor to receive the dividends, distributions, interest payments or other payments that the Debtor is authorized to receive pursuant to Section 5.3(1)(a) above.

(2) Upon the occurrence of an Event of Default which is continuing, all rights of the Debtor pursuant to Section 5.3(1) will cease and the Agent will have the sole and exclusive right and authority to receive and retain all payments that the Debtor would otherwise be authorized to retain pursuant to Section 5.3(1). All money and other property received by the Agent pursuant to the provisions of this Section 5.3(2) may be applied on account of the Obligations or may be retained by the Agent as additional Collateral hereunder and be applied in accordance with the provisions of the Credit Agreement. All payments which are received by the Debtor contrary to the provisions of this Section 5.3(2) will be held by the Debtor in trust for the benefit of the Agent and the other Beneficiaries, will be segregated from other property or funds of the Debtor and will be forthwith paid or Delivered, as applicable, to the Agent or its nominee to be applied on account of the Obligations or to hold as Collateral, as the Agent may see fit, subject to the relevant provisions of the Credit Agreement.

5.4 ULC Shares

The Debtor acknowledges that certain of the Collateral may now or in the future consist of ULC Shares, and that it is the intention of the Agent and the Debtor that neither the Agent nor any other Beneficiary should under any circumstances prior to realization thereon be held to be a “member” or a “shareholder”, as applicable, of a ULC for the purposes of any ULC Laws. Therefore, notwithstanding any provisions to the contrary contained in this Agreement, the Credit Agreement or any other Secured Document, where the Debtor is the registered owner of ULC Shares which are Collateral, the Debtor shall remain the sole registered owner of such ULC Shares until such time as such ULC Shares are effectively transferred into the name of the Agent, any other Beneficiary, or any other person on the books and records of the applicable ULC. Nothing in this Agreement, the Credit Agreement or any other Secured Document is intended to, and nothing in this Agreement, the Credit Agreement or any other Secured Document shall, constitute the Agent, any other Beneficiary, or any other person other than the Debtor, a member or shareholder of a ULC for the purposes of any ULC Laws (whether listed or unlisted, registered or beneficial), until such time as notice is given to the Debtor and further steps are taken pursuant hereto or thereto so as to register the Agent, any other Beneficiary, or such other person, as specified in such notice, as the holder of the ULC Shares. To the extent any provision hereof would have the effect of constituting the Agent or any other Beneficiary as a member or a shareholder, as applicable, of any ULC prior to such time, such provision shall be severed herefrom and shall be ineffective with respect to ULC Shares which are Collateral without otherwise invalidating or rendering unenforceable this Agreement or invalidating or rendering unenforceable such provision insofar as it relates to Collateral which is not ULC Shares. Except upon the exercise of rights of the Agent to sell, transfer or otherwise dispose of ULC Shares in accordance with the Credit Agreement, the Debtor shall not cause or permit, or enable a Pledged Issuer that is a ULC to cause or permit, the Agent or any other Beneficiary to: (a) be registered as a shareholder or member of such Pledged Issuer; (b) have any notation entered in their favour in the share register of such Pledged Issuer; (c) be held out as shareholders or members of such Pledged Issuer; (d) receive, directly or indirectly, any dividends, property or other distributions from such Pledged Issuer by reason of the Agent holding the Security Interests over the ULC Shares; or (e) act as a shareholder of such Pledged Issuer, or exercise any rights of a shareholder including the right to attend a meeting of shareholders of such Pledged Issuer or to vote its ULC Shares.

ARTICLE 6
REMEDIES

6.1 Remedies

(a)	Upon the occurrence and during the continuance of any Event of Default any or all security granted hereby shall, at the option of the Agent, become immediately enforceable and, in addition to any right or remedy provided by law, the Agent will have the rights and remedies set out below, all of which rights and remedies will be enforceable successively, concurrently, or both, and are in addition to and not in substitution for any other rights or remedies the Agent may have:

(i)	the Agent may by appointment in writing appoint a receiver or receiver and manager (each herein referred to as the “Receiver”) of the Collateral (which term when used in this Section 6.1 shall include the whole or any part of the Collateral) and may remove or replace such Receiver from time to time or may institute proceedings in any court of competent jurisdiction for the appointment of a Receiver of the Collateral; and the term “Agent” when used in this Section 6.1 shall include any Receiver so appointed and the agents, officers and employees of such Receiver; and the Agent shall not be in any way responsible for any misconduct or negligence of any such Receiver;

(ii)	the Agent may take possession of the Collateral and require the Debtor to assemble the Collateral and deliver or make the Collateral available to the Agent at such place or places as may be specified by the Agent;

(iii)	the Agent may transfer any part of the Investment Property Collateral into the name of the Agent or its nominee if it has not already done so in accordance with Section 2.4;

(iv)	the Agent may exercise any voting rights attaching to any of the Investment Property Collateral (whether or not registered in the name of the Agent or its nominee) and give or withhold all consents, waivers and ratifications in respect thereof;

(v)	the Agent may exercise all rights of conversion, exchange or subscription, or any other rights, privileges or options pertaining to any of the Investment Property Collateral, including the right to exchange at its discretion any of the Investment Property Collateral upon the amalgamation, arrangement, merger, consolidation or other reorganization of the Issuer of the Investment Property Collateral, all without liability except to account for property actually received by the Agent;

(vi)	the Agent may take such steps as it considers desirable to maintain, preserve or protect the Collateral;

(vii)	the Agent may carry on or concur in the carrying on of all or any part of the business of the Debtor;

(viii)	the Agent may enforce any rights of the Debtor in respect of the Collateral by any manner permitted by law;

(ix)	the Agent may realize upon, collect, sell, transfer, assign, give options to purchase, lease or otherwise dispose of any of the Collateral in such manner as may seem advisable to the Agent, including, without limitation, at public auction, by private tender, by private sale or otherwise either for cash or upon credit upon such terms and conditions as the Agent may determine and without notice to the Debtor unless required by law and may execute and deliver to the purchaser or purchasers of the Collateral or any part thereof a good and sufficient deed or conveyance or deeds or conveyances for the same, any officer or duly authorized representative of the Agent being hereby constituted the irrevocable attorney of the Debtor for the purpose of making such sale and executing such deeds or conveyances, and any such sale made as aforesaid shall be a perpetual bar both in law and in equity against the Debtor and all other persons claiming all or any part of the Collateral by, from, through or under the Debtor. For such purposes, each requirement relating thereto and prescribed by applicable laws or otherwise is hereby waived by the Debtor to the extent permitted by applicable laws and in any offer or sale of any of the Collateral by the Agent is authorized to comply with any limitation or restriction in connection with such offer or sale as the Agent may be advised by counsel is necessary in order to avoid any violation of applicable laws, or in order to obtain any required approval of the sale or of the purchase by any Governmental Authority. Such compliance will not result in such sale being considered or deemed not to have been made in a commercially reasonable manner nor will the Agent be liable or accountable to the Debtor for any discount allowed by reason of the fact that such Collateral is sold in compliance with any such limitation or restriction;

(x)	subject to requirements of applicable laws, one or more of the Beneficiaries may purchase any of the Collateral, whether in connection with a sale made under the power of sale herein contained or pursuant to judicial proceedings or otherwise;

(xi)	subject to requirements of applicable laws, the Agent may accept the Collateral in satisfaction or partial satisfaction of the Obligations upon notice to the Debtor of its intention to do so in the manner required by law;

(xii)	the Agent may borrow money on the security of the Collateral for the purpose of the carrying on of the business of the Debtor or for the maintenance, preservation, protection or realization of the Collateral in priority to the Charge;

(xiii)	the Agent may enter upon, occupy and use all or any of the Collateral occupied by the Debtor and use all or any of the Collateral for such time as the Agent requires to facilitate the realization of the Collateral, free of charge, and the Agent and the other Beneficiaries will not be liable to the Debtor for any neglect in so doing (other than gross negligence or wilful misconduct on the part thereof) or in respect of any rent, charges, depreciation or damages in connection with such actions;

(xiv)	the Agent may charge on its own behalf and pay to others all amounts for expenses incurred and for services rendered in connection with the exercise of the rights and remedies of the Beneficiaries hereunder, including, without limiting the generality of the foregoing, reasonable legal, Receiver and accounting fees and expenses, and in every such case the amounts so paid together with all costs, charges and expenses incurred in connection therewith, including interest thereon at a rate per annum equal to the rate of interest per annum then payable on Canadian Prime Rate Loans or U.S. Base Rate Loans (as applicable) plus 2.0% per annum, shall be added to and form part of the Obligations hereby secured; and

(xv)	the Agent may discharge any claim, Security Interest, encumbrance or any rights of others that may exist or be threatened against the Collateral, and in every such case the amounts so paid together with all reasonable costs, charges and expenses incurred in connection therewith shall be added to the Obligations hereby secured.

(b)	The Agent and the other Beneficiaries may:

(i)	grant extensions of time,

(ii)	take and perfect or abstain from taking and perfecting security,

(iii)	give up securities,

(iv)	accept compositions or compromises,

(v)	grant releases and discharges, and

(vi)	release any part of the Collateral or otherwise deal with the Debtor, debtors and creditors of the Debtor, sureties and others and with the Collateral and other security as the Agent sees fit,

without prejudice to the liability of the Debtor to the Agent and the other Beneficiaries or the Beneficiaries’ rights hereunder.

(c)	The Beneficiaries shall not be liable or responsible for any failure to seize, collect, realize, or obtain payment with respect to the Collateral and shall not be bound to institute proceedings or to take other steps for the purpose of seizing, collecting, realizing or obtaining possession or payment with respect to the Collateral or for the purpose of preserving any rights of the Agent, the Debtor or any other person, in respect of the Collateral.

(d)	The Agent shall apply any proceeds of realization of the Collateral to payment of reasonable expenses in connection with the preservation and realization of the Collateral as above described and the Agent shall apply any balance of such proceeds to payment of the Obligations in accordance with the Credit Agreement. If the disposition of the Collateral fails to satisfy the Obligations secured by this Agreement and the aforesaid expenses, the Debtor will be liable to pay any deficiency to the Agent and the other Beneficiaries forthwith on demand. Subject to the requirements of applicable law, any surplus realized in excess of the Obligations shall be paid over to the Debtor.

(e)	Any Receiver shall be entitled to exercise all rights and powers of the Agent hereunder. To the extent permitted by law, any Receiver shall for all purposes be deemed to be the agent of the Debtor and not of the Agent and the Debtor shall be solely responsible for the Receiver’s acts or defaults and remuneration.

6.2 Power of Attorney

The Debtor hereby appoints the Agent as attorney of the Debtor, with full authority in the place and stead of the Debtor and in the name of the Debtor or otherwise, from time to time in the Agent’s discretion at any time after the occurrence and during the continuance of an Event of Default, to take any and all actions authorized or permitted to be taken by the Agent under this Agreement, or by applicable laws and to: (a) execute and deliver all instruments and other documents and do all such further acts and things as may be reasonably required by the Agent to enforce the Charge and remedies provided hereunder or to better evidence and perfect the Charge; and (b) take any action and execute any instrument which the Agent, acting reasonably, may deem necessary or advisable to accomplish the purposes of this Agreement, including, to ask for, demand, collect, sue for, recover, compound, receive and give acquittances and receipts for moneys due and to become due under or in connection with the Collateral, to receive, endorse, and collect any drafts or other instruments, documents and chattel paper in connection therewith, and to file any claims or take any action or institute any proceedings which the Agent may deem to be necessary or desirable for the collection thereof. Such appointment of the Agent as the Debtor’s attorney is coupled with an interest and is irrevocable.

ARTICLE 7
GENERAL

7.1 Benefit of the Agreement

This Agreement shall be binding upon the successors and permitted assigns of the Debtor and shall benefit the successors and permitted assigns of the Agent and other Beneficiaries.

7.2 Conflict of Terms; Entire Agreement; Credit Agreement

Notwithstanding anything herein to the contrary, the Security Interests granted to the Agent pursuant to this Agreement and the exercise of any right or remedy by such Agent hereunder are subject to the provisions of the Credit Agreement. This Agreement has been entered into as collateral security for the Obligations and is subject to all the terms and conditions of the Credit Agreement and, if there is any conflict or inconsistency between the provisions of this Agreement and the provisions of the Credit Agreement, the rights and obligations of the Debtor, the Agent and the other Beneficiaries shall be governed by the provisions of the Credit Agreement. This Agreement together with the Credit Agreement and all other Secured Documents constitute the entire agreement between the Debtor and the Agent with respect to the subject matter hereof. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Beneficiaries and the Debtor except as expressly set forth therein and herein.

7.3 No Waiver

No delay or failure by the Beneficiaries in the exercise of any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right.

7.4 Severability

If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. To the extent permitted by applicable law the parties hereby waive any provision of law that renders any provision hereof prohibited or unenforceable in any respect.

7.5 Notices

Any demand, notice or other communication to be given in connection with this Agreement shall be given in writing and may be given by personal delivery, facsimile or other electronic means, addressed to the recipient as follows:

To the Debtor:

[c/o] Greenfire Resources Ltd.
1900 – 205, 5th Avenue S.W.

Calgary, Alberta T2P 2V7

Attention: [Redacted – name]

Email: [Redacted – email]

To the Agent:

Bank of Montreal, as Agent

Agent Bank Services

250 Yonge Street, 11th Floor

Toronto, Ontario M5B 2L7

Attention: [Redacted – title]

Fax No.: [Redacted – fax number]

Email: [Redacted – email]

or such other address, electronic communication number, or to the attention of such other individual as may be designated by notice by any party to the other. Any demand, notice or communication made or given by personal delivery or by facsimile or other electronic means of communication during normal business hours at the place of receipt on a Banking Day shall be conclusively deemed to have been made or given at the time of actual delivery or transmittal, as the case may be, on such Banking Day. Any demand, notice or communication made or given by personal delivery or by facsimile or other electronic means of communication after normal business hours at the place of receipt or otherwise than on a Banking Day shall be conclusively deemed to have been made or given at 9:00 a.m. (Calgary time) on the first Banking Day following actual delivery or transmittal, as the case may be.

7.6 Modification; Waivers; Assignment

This Agreement may not be amended or modified in any respect except by written instrument signed by the Debtor and the Agent. No waiver of any provision of this Agreement by the Agent shall be effective unless the same is in writing and signed by the Agent, and then such waiver shall be effective only in the specific instance and for the specific purpose for which it is given. The rights of the Agent (including those of any other Beneficiary) under this Agreement may only be assigned in accordance with the requirements of the Credit Agreement. The Debtor may not assign its obligations under this Agreement without the prior written consent of the Agent (which consent may be withheld in its sole discretion). Any assignee of a Beneficiary shall be bound hereby, mutatis mutandis.

7.7 Additional Continuing Security

This Agreement and the Charge granted hereby are in addition to and not in substitution for any other security now or hereafter held by the Agent or the other Beneficiaries and this Agreement is a continuing agreement and security that shall remain in full force and effect until discharged by the Agent.

7.8 Discharge

The Debtor and the Collateral shall not be discharged from the Charge or from this Agreement except by a release or discharge in writing signed by the Agent.

7.9 No Release

The loss, injury or destruction of the Collateral shall not operate in any manner to release or discharge the Debtor from any of its liabilities to the Beneficiaries.

7.10 No Obligation to Act

Notwithstanding any provision of this Agreement, the Credit Agreement or any other Secured Document or the operation, application or effect hereof, the Agent, the other Beneficiaries or any Receiver, or any representative or agent acting for or on behalf of the foregoing, shall not have any obligation whatsoever to exercise or refrain from exercising any right, power, privilege or interest hereunder or to receive or claim any benefit hereunder.

7.11 Admit to Benefit

Subject to Section 7.6, no person other than the Debtor and the Beneficiaries shall have any rights or benefits under this Agreement, nor is it intended that any such person gain any benefit or advantage as a result of this Agreement nor shall this Agreement constitute a subordination of any security in favour of such person.

7.12 Time of the Essence

Time shall be of the essence with regard to this Agreement.

7.13 Waiver of Financing Statement, etc.

The Debtor hereby waives the right to receive from the Agent or the other Beneficiaries a copy of any financing statement, financing change statement or other statement or document filed or registered at any time in respect of this Agreement or any verification statement or other statement or document issued by any registry that confirms or evidences registration of or relates to this Agreement.

7.14 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

7.15 Attornment

The Debtor and each of the Beneficiaries each hereby attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Alberta. For the purpose of all legal proceedings, this Agreement shall be deemed to have been performed in the Province of Alberta and the courts of the Province of Alberta shall have jurisdiction to entertain any action or proceeding arising under this Agreement. Notwithstanding the foregoing, nothing herein shall be construed nor operate to limit the right of the Debtor or any Beneficiary to commence any action or proceeding relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action, proceeding or matter relating hereto.

7.16 Saskatchewan Waiver

The Debtor agrees that:

(a)	The Land Contract (Actions) Act (Saskatchewan) shall have no application to any action, as defined in that Act, with respect to this Agreement or any agreement renewing, extending or collateral to this Agreement; and

(b)	The Limitation of Civil Rights Act (Saskatchewan) shall have no application to:

(i)	this Agreement;

(ii)	any mortgage, charge or other security made, given or created by this Agreement;

(iii)	any agreement or instrument renewing or extending or collateral to this Agreement or renewing or extending or collateral to any mortgage, charge or other security referred to or mentioned in sub-division (ii) of this Section 7.16(b); or

(iv)	the rights, powers, remedies of the Agent and of the other Beneficiaries under this Agreement or under any mortgage, charge, other security, agreement or instrument referred to or mentioned in sub-division (ii) or sub-division (iii) of this Section 7.16(b).

7.17 Alberta and British Columbia Waivers

To the fullest extent that it may lawfully do so, the Debtor hereby:

(a)	waives the rights, benefits and protection of section 49 of the Law of Property Act (Alberta), as amended, or any successor statute and agrees with section 31 of the Property Law Act (British Columbia), that the doctrine of consideration is not abolished with respect to this Agreement; and

(b)	waives the provisions of the Judgement Interest Act (Alberta).

7.18 Executed Copy

The Debtor hereby acknowledges receipt of a fully executed copy of this Agreement.

7.19 Amendment and Restatement

Effective as of the date hereof, Original GSA shall be and is hereby amended and restated in the form of this Agreement and all of the covenants, representations and warranties on the part of the Debtor under the Original GSA and all of the claims and causes of action arising against the Debtor in connection therewith, in respect of all matters, events, circumstances and obligations arising or existing prior to the date hereof shall continue, survive and shall not be merged in the execution of this Agreement.

7.20 Counterparts; Electronic Execution

This Agreement may be executed in one or more counterparts (and by different parties hereto in different counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by facsimile or other electronic transmission of an executed counterpart of a signature page to this Agreement shall be effective as delivery of an original executed counterpart of this Agreement. The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, as provided in Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. The Agent may, in its discretion, require that any such documents and signatures executed electronically or delivered by facsimile or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by facsimile or other electronic transmission.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement.

[●]

Per:
Name:
Title:

Per:
Name:
Title:

Amended and Restated General Security Agreement of [●]

BANK OF MONTREAL, as Agent

Per:
Name:
Title:

Per:
Name:
Title:

Amended and Restated General Security Agreement of [●]

SCHEDULE I

BORROWER AND subsidiaries

Borrower:

Legal Name	Jurisdiction of Formation	Location of Chief Executive Office	Location of Business and Material Real Property and Tangible Personal Property and Assets	Shareholder/ Unitholder	Trade Names
Greenfire Resources Ltd.	Alberta	1900 – 205 5th Avenue SW Calgary, AB T2P 2V7	Alberta	Publicly traded company	None

Subsidiaries:

[Redacted – subsidiary information]

SCHEDULE J

LIST OF FINANCING STATEMENTS

ALBERTA PERSONAL PROPERTY REGISTRY1

[Redacted – PPSA registration information]

[1]	All existing registrations will be amended to replace the secured party with Bank of Monreal, as Agent substantially concurrently with closing.